As filed with the Securities and Exchange Commission on October 15, 2004

Registration No. 333-116420

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

InPhonic, Inc.

(Exact name of registrant as specified in its charter)

1010 Wisconsin Avenue, Suite 600

Washington, DC 20007

(202) 333-0001

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Delaware	4899	52-2199384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

David A. Steinberg

Chairman and Chief Executive Officer

InPhonic, Inc.

1010 Wisconsin Avenue, Suite 600

Washington, DC 20007

(202) 333-0001

(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

Gregory M. Gallo, Esquire Peter M. Astiz, Esquire Tami J. Howie, Esquire Gray Cary Ware & Freidenrich LLP 1625 Massachusetts Avenue, NW, Suite 300 Washington, DC 20036-2247 (202) 238-7000	Marlee S. Myers, Esquire Kimberly A. Taylor, Esquire Morgan, Lewis & Bockius LLP One Oxford Centre Thirty-Second Floor Pittsburgh, PA 15219 (412) 560-3300

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, $0.01 par value	$136,850,000	$17,339

(1)	Includes amount attributable to shares that may be purchased by the underwriters under an option to purchase additional shares of common stock at the initial public offering price less the underwriters discount and commissions.
(2)	Estimate solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended and Fee Rate Advisory #7 for Fiscal Year 2004, dated January 26, 2004.
(3)	Pursuant to Rule 457(b) under the Securities Act, includes $12,670 previously paid.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 15, 2004

PROSPECTUS

7,000,000 Shares

Common Stock

This is InPhonic, Inc.’s initial public offering. We are offering 6,000,000 shares of our common stock and the selling stockholders are offering 1,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. The shares have been approved for quotation on the Nasdaq National Market under the symbol “INPC,” subject to official notice of issuance.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 6 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to InPhonic, Inc.	$	$

The underwriters may also purchase up to 1,050,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2004.

Deutsche Bank Securities	JPMorgan

Thomas Weisel Partners LLC	Friedman Billings Ramsey
Allen & Company LLC	Pacific Crest Securities

The date of this prospectus is                 , 2004.

[INSIDE FRONT COVER PAGE OF PROSPECTUS]

Gatefolds Left and Right:

The upper left side of the left gatefold has the InPhonic logo.

To the right of the InPhonic logo there are nine pictures arranged in a three across by three down matrix. In the top row there is a computer screen snapshot of a website on the left, a picture of a woman using a wireless device in the middle and a computer screen snapshot of a website on the right. In the middle row, there is a picture of a woman using a wireless device on the left, a computer screen snapshot of a website in the middle and a picture of a man using a wireless device on the right. In the bottom row there is a computer screen snapshot of a website on the left, a picture of two women using wireless devices in the middle and a computer screen snapshot of a website on the right.

On the inside cover there is the InPhonic logo and the tagline “Welcome to Our Wireless World™”.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders, nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information.

PROSPECTUS SUMMARY

You should read this entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus, before you decide to invest in our common stock.

We are a leading online seller of wireless services and devices based upon the number of activations of wireless services sold online in the United States. We operate our business in three business segments: wireless activation and services, MVNO services and data services.

Wireless activation and services. We sell wireless services and devices to consumers through websites that we create and manage for third parties under their own brands. These third parties include online businesses, member-based organizations and associations, and national retailers, whom we refer to collectively as marketers. We also sell services and devices through our own branded websites, including Wirefly.com. Our five largest sources of customers include websites that we create and manage for Yahoo, Quixtar, MSN and AOL, and Google, through which we generate customers for our own branded websites by purchasing advertising.

MVNO services. We also provide wireless services for consumers through wireless airtime service that we purchase wholesale from Sprint. We provide such services as a mobile virtual network operator, or MVNO, under our Liberty Wireless brand. This service utilizes the same e-commerce platform, operational infrastructure and marketing relationships we have developed for our wireless activation and services segment to sell wireless services and devices, resulting in what we believe is a cost-effective means of acquiring customers. We also plan to offer marketers the ability to sell wireless services, or MVNO services, to their customers under their own brands using the same e-commerce platform, operational infrastructure and wholesale wireless airtime that we purchase.

Data Services. We leverage the relationships we have established with customers through the sale of wireless services from carriers, as well as our MVNO service, to sell a variety of wireless data services such as unified communications, wireless e-mail and mobile marketing. Our unified communications services allow carriers and us to provide customers with the ability to organize personal communications by providing access to e-mail, voicemail, faxes, contacts, scheduling, calendar and conference calling functionality through a website or telephone. Our mobile marketing services allow carriers and us to deliver wireless advertising and subscription-based content services to the wireless devices of customers to strengthen both marketing efforts and brand awareness.

We have developed a proprietary e-commerce information technology platform that integrates merchandising, provisioning, procurement, customer care and billing operations into a single system for the online sale of wireless services and devices. This platform, which uses a combination of internally developed and licensed technologies, has been designed to serve as a foundation for us to build upon, offer additional products and services and to maximize performance, scalability, reliability and security. For example, this platform supports both the websites that we create and manage for third-party marketers as well as our own branded websites and allows us to manage the sale of wireless services and devices offered from wireless carriers, our Liberty Wireless MVNO service, and MVNO services offered by marketers under their own brands.

Our revenues include commissions, bonuses and other payments we receive from wireless carriers in connection with the activation of customers on their networks, as well as payments from customers for wireless services and devices. For 2003, total revenues and net loss were $136.1 million and $20.2 million, respectively. For the three months ended June 30, 2004, total revenues and net loss were $50.1 million and $2.9 million, respectively. For the six months ended June 30, 2004, total revenues and net loss were $90.2 million and $7.7 million, respectively. For 2003, revenues from our wireless activation and services segment, MVNO services segment and our data services segment represented $91.2 million, $36.1 million, and $8.9 million, respectively. For the three months ended June 30, 2004, revenues from the same three segments represented $35.9 million, $12.3 million, and $1.9 million, respectively. For the six months ended June 30, 2004, revenues from the same three segments represented $61.5 million, $24.8 million, and $3.8 million, respectively. Revenues from our top three wireless carriers represented 49%, 46%, and 40% of our total revenues for 2003, the three months ended June 30, 2004, and the six months ended June 30, 2004, respectively. During our limited history of operations, we have incurred significant losses and had negative cash flow from operations. As of June 30, 2004, we had an accumulated deficit of $107.5 million and a total stockholders’ deficit of $65.0 million.

In recent years, use of wireless communication services has grown significantly in the United States fueled by enhanced convenience, mobility and affordability. As wireless carriers face increasing competition, excess network capacity as well as new challenges resulting from wireless local number portability, they are turning to the Internet as a cost-effective and growing channel to acquire customers. In addition, as consumers are faced with an increasingly complex and constantly changing selection of wireless service plans and devices, they are turning to the Internet to find real-time comparative pricing and feature information to help them make an informed choice. As a result of these trends, we believe the proportion of wireless services and devices sold on the Internet will grow, creating a significant market opportunity for us.

We believe our online business model connects wireless carriers, marketers and consumers of wireless services and devices more effectively and efficiently than traditional retail channels. Wireless carriers benefit from broader access to consumers who shop on the Internet through our marketing relationships with highly-trafficked websites as well as our own branded websites. We also believe that our model provides wireless carriers with a cost-effective means of acquiring new customers. Marketers benefit by generating additional revenue from the marketing fees that we pay them for selling wireless services and devices through the private-labeled websites we create and manage. Marketers also benefit from our broad carrier relationships and selection of service plans and devices. Consumers benefit from competitive pricing, broad selection and the convenience of using the websites we create and manage for our marketers as well as our own branded websites for comparing and purchasing wireless services and devices. Through agreements we have with the seven largest U.S. wireless carriers, as well as with several regional carriers, we offer consumers a selection of at least four carriers in each of the top 100 U.S. metropolitan markets. Collectively, these carriers’ networks cover 99.4% of the U.S. population. Because our agreements with the wireless carriers are non-exclusive, we also compete against the services and devices that they offer directly or through third-party retailers, both online and offline.

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, our limited operating history makes it difficult for us to accurately forecast revenues and appropriately plan for our expenses. Furthermore, we have incurred significant operating losses in the past and may incur significant operating losses in the future.

We were incorporated in Delaware in January 1997 and we began operations in October 1999. Our principal executive offices are located at 1010 Wisconsin Avenue, Suite 600, Washington, DC 20007 and our telephone number is (202) 333-0001. We maintain our technology and operations center in Largo, Maryland. Our website address is located at www.inphonic.com. The information on, or that can be accessed through, our website is not part of this prospectus.

“InPhonic,” “Wirefly” and “Welcome to Our Wireless World” are registered trademarks of InPhonic and we have pending trademarks for “Liberty Wireless” and “Powered by InPhonic”. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

The Offering

Common stock offered by InPhonic	6,000,000 shares

Common stock offered by selling stockholders	1,000,000 shares

Common stock to be outstanding after this offering	31,581,371 shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $85.3 million. We intend to use approximately $10.7 million to repay existing debt, approximately $6.6 million to pay accrued and unpaid dividends on our preferred stock and the remainder for working capital and other general corporate purposes, including potential acquisitions. We will not receive any of the proceeds from the sale of common stock by the selling stockholders in this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	INPC

Unless specifically stated otherwise, all information contained in this prospectus:

•	reflects the 1-for- 3 reverse split of our common stock that was effective September 16, 2004;

•	gives effect to the conversion of all outstanding shares of preferred stock into 13,619,536 shares of common stock immediately upon the closing of this offering based upon a conversion ratio for series A preferred stock and series B preferred stock of 0.83 for 1; for series C preferred stock, series D preferred stock and series D-1 preferred stock, of 0.42 for 1, and for all other classes of preferred stock of 0.33 for 1;

•	gives effect to the conversion of all outstanding warrants to purchase preferred stock into warrants to purchase 989,212 shares of common stock based upon a conversion ratio for series C preferred stock, series D preferred stock and series D-1 preferred stock of 0.42 for 1 and for series E preferred stock of 0.33 for 1;

•	assumes the exercise of warrants to purchase 313,310 shares of our common stock each with an exercise price of $0.03 per share, at the closing of this offering that will terminate if not exercised at that time;

•	assumes that the underwriters do not exercise their option to purchase up to 1,050,000 additional shares of common stock from the selling stockholders in this offering to cover over-allotments; and

•	assumes an initial public offering price of $16.00 per share, the mid-point of the range set forth on the cover page of this prospectus.

The number of shares of common stock to be outstanding after this offering is based on the pro forma number of shares outstanding as of June 30, 2004. The number of shares of common stock to be outstanding immediately after this offering excludes the following:

•	5,943,992 shares of common stock issuable upon exercise of options outstanding under our stock incentive plan with a weighted-average exercise price of $5.85 per share;

•	1,281,695 shares of common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $1.80 per share;

•	466,231 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $0.03 per share which number of shares automatically increases on a monthly basis until the earlier of closing of this offering or June 30, 2006 to a maximum increase in shares issuable upon exercise of outstanding warrants of 899,798, as more fully described in “Description of Capital Stock;” and

•	1,886,557 shares of common stock authorized for future issuance under our stock incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data set forth below should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period. The “pro forma” consolidated balance sheet data in the table below reflects our capitalization as of June 30, 2004, with adjustments for the automatic conversion of all shares of our outstanding preferred stock into 13,619,536 shares of common stock upon the closing of this offering, the application of the net proceeds from the sale by us of the shares of common stock in this offering, after the deduction of the underwriting discount and estimated offering expenses, and the exercise of warrants to acquire an aggregate of 313,310 shares of our common stock that would otherwise terminate upon the completion of this offering.

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2003	2003	2004	2003	2004
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
				(unaudited)		(unaudited)
	(in thousands, except per share and share amounts)
Consolidated statements of operations data
Revenues:
Activations and services	$9,065	$51,889	$119,091	$21,441	$40,405	$41,848	$73,827
Equipment	4,019	11,119	17,045	4,296	9,697	7,775	16,351

Total revenues	13,084	63,008	136,136	25,737	50,102	49,623	90,178
Cost of revenues, excluding depreciation and amortization:
Activations and services	3,118	8,367	21,203	5,511	5,807	9,292	11,836
Equipment	6,966	31,026	55,310	13,089	22,289	22,280	39,236

Total cost of revenues	10,084	39,393	76,513	18,600	28,096	31,572	51,072

Operating expenses:
General and administrative, excluding depreciation and amortization	14,604	28,583	40,259	11,100	11,916	19,633	22,059
Sales and marketing, excluding depreciation and amortization	5,023	17,678	30,600	7,174	11,317	12,921	21,337
Depreciation and amortization	487	2,600	5,434	1,412	1,425	2,400	3,034
Impairment of goodwill and intangibles	—	3,315	2,431	—	—	—	—
Loss on investment	—	—	—	—	150	—	150

Total operating expenses	20,114	52,176	78,724	19,686	24,808	34,954	46,580

Loss from operations	(17,114)	(28,561)	(19,101)	(12,549)	(2,802)	(16,903)	(7,474)
Other income (expense):
Interest income	155	289	287	52	69	117	134
Interest expense	(300)	(737)	(1,408)	(234)	(191)	(468)	(368)

Total other income (expense)	(145)	(448)	(1,121)	(182)	(122)	(351)	(234)

Net loss	$(17,259)	$(29,009)	$(20,222)	$(12,731)	$(2,924)	$(17,254)	$(7,708)

Net loss attributable to common stockholders	$(19,308)	$(37,057)	$(27,531)	$(15,118)	$(6,466)	$(21,325)	$(13,365)

Basic and diluted net loss per share	$(2.42)	$(3.56)	$(2.46)	$(1.39)	$(0.56)	$(1.98)	$(1.16)
Basic and diluted weighted average shares outstanding	7,969,070	10,406,584	11,204,791	10,839,594	11,576,537	10,754,630	11,561,524
Pro forma basic and diluted net loss per share

	As of June 30, 2004	Pro Forma as of June 30, 2004(2)

	(Restated)
	(unaudited)
Consolidated balance sheet data
Cash and cash equivalents	$31,973	$102,088
Working capital (deficit)(1)	(4,859)	70,995
Total assets	71,036	140,936
Total debt	10,739	—
Total long-term debt	5,000	—
Redeemable preferred stock	73,451	—
Non-redeemable preferred stock	5,209	—
Common stock	116	325
Total stockholders’ equity (deficit)	(65,027)	89,063

(1)	Working capital (deficit) consists of total current assets, including cash and cash equivalents, less total current liabilities.
(2)	See Description of Unaudited Pro Forma Condensed Consolidated Financial Information beginning at page F-55.

RISK FACTORS

You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock.

Risks Related to Our Business

Our short operating history makes it difficult for us to accurately forecast revenues and appropriately plan our expenses.

We commenced operations in 1999 and have a limited operating history. As a result, it is difficult for us to predict future revenues and operating expenses. Many of our expenses, such as compensation for employees and lease payments for facilities and equipment, are relatively fixed. We base these expense levels, in part, on our expectations of future revenues. A softening in demand for our wireless services and devices, whether caused by changes in consumer spending, consumer preferences, weakness in the U.S. or global economies or other factors, may result in decreased revenues and significant changes in our operating results from period to period and may cause our stock price to decline.

We have historically incurred significant losses and may not be profitable in the future.

We have experienced significant net losses each year since our inception. For the year ended December 31, 2003 and the three month and six month periods ended June 30, 2004, we had net losses of $20.2 million, $2.9 million and $7.7 million, respectively. As of June 30, 2004, we had an accumulated deficit of $107.5 million. We may continue to incur losses and we cannot assure you that we will be profitable in future periods. We may not be able to adequately control costs and expenses or achieve or maintain adequate operating margins. Our financial results may also be impacted by stock-based compensation charges and possible limitations on the amount of net operating loss carryforwards that we can utilize annually in the future to offset any taxable income. Additionally, as a public company, we will be subject to SEC reporting obligations and, given the significant costs associated with compliance with the Sarbanes-Oxley Act of 2002, we are likely to incur increased expenses related to regulatory and legal compliance. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. If we fail to generate sufficient revenues or achieve profitability, we will continue to incur significant losses. We may then be forced to reduce operating expenses by taking actions not contemplated in our business plan, such as discontinuing sales of certain of our wireless services and devices, curtailing our marketing efforts or reducing the size of our workforce.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

Our business is affected by seasonal fluctuations in both Internet usage and purchases of wireless services and devices, which generally decline during the summer months and increase in the fourth quarter of the calendar year, correlating with traditional retail seasonality. We experience seasonal changes in the fourth quarter that reflect an increase in wireless service activations due to the holiday season. Therefore, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance.

Additionally, our revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, including:

•	economic conditions specific to online commerce and the wireless communications industry;

•	our ability to attract visitors to our websites or the websites that we create and manage for our marketers, and our ability to convert those visitors into customers;

•	our ability to retain existing customers;

•	delays in market acceptance or adoption by consumers of our services, including our mobile virtual network operator, or MVNO, services;

•	revenue recognition policies applicable to bonuses we are paid by wireless carriers;

•	delays in our development and offering of new wireless services and devices;

•	changes in our use of sales and distribution channels;

•	our ability to source wireless devices at competitive prices;

•	our ability to manage our procurement and delivery operations;

•	the amount of our marketing and other advertising costs;

•	our or our competitors’ pricing and marketing strategies;

•	our competitors’ introduction of new or enhanced products and services;

•	the length of the sales and implementation cycles for our data services; and

•	the amount and timing of operating costs relating to expansion of our operations.

If we are unable to maintain strong relationships with wireless carriers, our business would be adversely affected.

We depend upon a small number of wireless carriers for a substantial portion of our revenues and the loss of any one of these relationships could cause our revenues to decline substantially. For the year ended December 31, 2003 and the three month and six month periods ended June 30, 2004, revenues from T-Mobile represented 28%, 22% and 22% of our total revenues, respectively. For the same three periods, revenues from our top three wireless carriers represented 49%, 46% and 40% of our total revenues, respectively. Our wireless carriers could terminate their agreements with us without penalty and with little notice. Our agreements with these carriers are non-exclusive, and they have entered into similar agreements with our competitors, which may be on more favorable terms. Our revenues may decline if:

•	one or more of the wireless carriers terminates its agreement with us or we are unable to negotiate extensions of these agreements on acceptable terms;

•	there is a downturn in the business of any of these wireless carriers; or

•	there is continued significant consolidation in the wireless services industry.

In addition, if the wireless carriers were to discontinue allowing us to sell and activate wireless service plans on their networks and instead were to provide these activation services exclusively themselves, this would have an adverse effect on our revenues.

A decrease in the growth rate of our wireless service activations could adversely affect our operating results.

A substantial portion of our revenues consists of commissions we earn from the wireless carriers for the activation of new customer accounts. We may also receive bonuses for meeting volume and other performance-based targets. If the growth rate in the number of new activations declines, we may not earn these additional bonuses and our revenues could decline going forward. In addition, we would be required to reduce our revenues by the amount of any previously recognized bonus in the current period.

The commissions we receive from wireless carriers are not earned unless the customer maintains an active account with the carrier for a pre-determined period of time, and any increase in our rate of deactivation of active accounts could result in a decrease in our revenues.

Under our agreements with wireless carriers, commissions are not earned if the customer’s service is deactivated with the carrier before a pre-determined period of time, usually between 90 and 180 calendar days. We maintain a reserve to cover the commissions lost through deactivations, based upon our historical experience. If the rate of our deactivations increases in excess of our historical experience, we would have to increase our deactivation reserve, which would cause our revenues to decline. An increase in our deactivation rate could also cause carriers to modify the commission terms with us or even terminate our agreements.

Our revenues and operating results are dependent on our ability to collect additional airtime usage payments from our Liberty Wireless customers.

In August 2002, we launched Liberty Wireless, our MVNO service, to market and sell to customers wireless airtime minutes that we purchase wholesale from Sprint, which owns and operates the underlying wireless network. Liberty Wireless is marketed to those customers who order wireless service plans and devices through our websites but do not accept traditional post-paid service on the security deposit terms required by the wireless carriers. These customers generally have lower credit quality and present a greater non-payment risk than customers who are approved for post-paid service plans. Liberty Wireless offers a service plan that enables a subscriber to purchase bundles of minutes for a specific monthly price and charges the subscriber in advance of the usage. While we continually monitor our Liberty Wireless customers’ usage of pre-paid airtime minutes, these customers may, under certain circumstances, use more airtime minutes than they have purchased. We bear the cost for this additional airtime usage if we are not paid, as well as collection costs and other risks associated with serving lower credit quality customers.

Our future growth is dependent in part on increasing revenues from MVNO services.

We believe sales of MVNO services through Liberty Wireless will be an important element of our future revenue growth. We plan to utilize the e-commerce platform, operational infrastructure and wireless carrier agreement we have in place for Liberty Wireless to extend our MVNO capabilities to marketers who want to offer a branded wireless service to their customers without having to own or operate a wireless network or operational infrastructure. We cannot assure that marketers will enter into agreements with us for these private-labeled MVNOs on acceptable terms. Because we have only limited experience selling MVNO services, we are unable to predict the rate at which revenues from these services will grow or the profitability that we will be able to generate from this business, if any. This profitability is dependent primarily on the difference in the price at which we purchase wholesale wireless airtime minutes and the price at which we sell airtime minutes to consumers through the MVNO service, as well as our ability to collect payment from MVNO service customers.

We are dependent on Sprint to provide the airtime minutes and network coverage for Liberty Wireless service.

To provide our Liberty Wireless MVNO service, we must purchase wholesale wireless airtime from a national wireless carrier. Currently, Sprint is our sole provider of this airtime. Our non-exclusive agreement with Sprint expires on August 2, 2005, unless renewed. We may not be able to renew this agreement on terms favorable to us, if at all. If this agreement is terminated or we are unable to renew this agreement, we would be required to enter into an agreement with a new wireless carrier to purchase wholesale wireless airtime minutes or we would not be able to continue to offer our Liberty Wireless service, or any new MVNO services.

Sprint does not provide network coverage for the entire U.S. market. If the Sprint network does not provide sufficient coverage and is unable to address increased demands as our MVNO business grows, or if Sprint’s wireless network does not perform in a manner that meets our customer expectations, we may lose existing customers or be unable to add new customers.

If we experience high rates of customer churn, our revenues and financial performance will be harmed.

A key element in the success of our MVNO business is our ability to minimize the rate of customer turnover, or churn. We must minimize the rate of loss of existing customers of our MVNO business while adding new ones. Customers cancel their subscriptions for many reasons, including delayed delivery of the product, poor service, difficulty in understanding bills or transfer of their service to another wireless service. We must continually add new customers both to replace lost customers and to grow our business. If we do not maintain and expand our customer service and retention efforts, we could experience greater churn and loss of customers. A high rate of customer churn would impair our ability to increase our revenues, depress our operating cash flow and cause a deterioration in our operating margins.

If we do not continue to attract customers through our existing online marketing programs, our revenues may be affected adversely and our marketing expenses may increase.

We obtain a large portion of our customers through incentive-based online marketing programs. We engage third parties to acquire customers through different marketing initiatives, including the use of websites that we create and manage under our marketers’ brands. We also use online advertising and other forms of direct marketing. Additionally, we have an affiliate program in which third parties register with us and obtain particular advertisements from us for use on their websites or through other online marketing programs. Our marketers may not continue to participate in our marketing programs if the programs do not provide sufficient value, our competitors offer better terms, the third parties elect to provide these products and services directly or the market for incentive-based advertising decreases. If our marketers do not market our services to their customers, our revenues will not grow as anticipated and our marketing expenses may increase.

We depend on Internet search engines to attract a substantial portion of the customers who use our websites, and losing these customers would adversely affect our revenues and financial results.

Many consumers access our services by clicking through on search results displayed by an Internet search engine. Internet search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct consumers to our websites. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If one or more search engines which we rely on for algorithmic listings modifies its algorithms, resulting in fewer consumers clicking through to our websites, we would need to increase our marketing expenditures, which would adversely affect our financial results, or we would experience a reduction in our revenues, and our business would be harmed. If one or more of the search engines which we rely on for purchased listings modifies or terminates its relationship with us, our expenses could rise and our business may suffer.

We have entered into an agreement with a vendor in Manila, the Philippines to support our call center activities. Any difficulties experienced in this arrangement could result in additional expense or loss of customers and revenues.

We have entered into an outsourcing agreement with a vendor in Manila, the Philippines, to provide additional call center support. As a result, we rely on this vendor to provide customer service and interface with our customers. If this vendor is unable to perform satisfactory customer service, we could lose customers and would have to pursue alternative strategies to provide these services, which could result in delays, interruptions, additional expense and loss of customers. A variety of proposed federal and state legislation, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. Such legislation may impact our ability to use internationally outsourced services to support our call center activities.

An interruption in the supply of wireless devices could hinder our ability to fulfill customer orders and cause a decline in our revenues.

In fulfilling customer orders for wireless devices, we rely on wireless carriers and wireless device suppliers. These suppliers may experience difficulty in providing us sufficient wireless devices to meet our needs or they may terminate or fail to renew contracts for supplying us these devices on terms we find acceptable. Our agreements with these suppliers are non-exclusive, and these suppliers have entered into similar agreements with our competitors, which may be on more favorable terms. From time to time, we may experience delays in receiving shipments of wireless devices from one or more of the wireless device suppliers, thereby preventing us from offering a wireless device until the shipment is received. Any significant interruption in the supply of any of these devices could hinder our ability to fulfill customer orders and result in the loss of customers, causing a decline in our revenues.

If our distribution operations are interrupted for any significant period of time, our business and results of operations would be substantially harmed.

Our success depends on our ability to successfully receive and fulfill orders and to promptly deliver our products to our customers. Our packaging, labeling and product return processes are performed both internally through our own distribution operations and to a lesser extent, by a third party. Our distribution operations are located in a single facility that is susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, theft, terrorist attacks and similar events. In September 2003, we experienced loss of power at our operations facility in Largo, Maryland due to Hurricane Isabel and were unable to ship orders for one business day. The loss of power did not impact the websites we manage or their ability to receive orders, but did cause backlog in our delivery schedule. We do not presently have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur. Any interruptions in our distribution center operations for a significant period of time could damage our reputation and substantially harm our business and results of operations.

We are dependent on a single vendor for the billing services software we use to monitor and collect amounts due by customers for our Liberty Wireless services.

Currently, we utilize a single vendor for the billing services software for our Liberty Wireless customers. We do not have a long-term contract with this vendor and our agreement is non-exclusive. If we are unable to maintain our relationship with this vendor, we may experience a significant delay in the collection of amounts due from customers for their wireless services until we either obtain a new vendor or develop our own billing services software, which could result in a decline in our revenues and an increase in our costs.

Interruptions or delays in service from third parties could impair our service offerings.

We rely on third parties for both our primary network operations hosting center, which is located in Sterling, Virginia, and our back-up facility, which is located in Dulles, Virginia. Any disruption of our access to Internet service could result in delays in our ability to receive information or transact business. We also rely on third-party software, suppliers and wireless carriers to process applications for credit approval and to bill our customers. If we are unable to process credit applications in a timely manner or if our billing software fails and we are unable to bill customers on a timely basis, our business will be affected adversely. Although we have not experienced any interruptions in these or other third-party services, or a deterioration in their performance, if such a disruption were to occur, it could impair the quality of our services. If our arrangement with any of these third parties was terminated or if a third party ceased operations, discontinued business or altered the terms on which it does business with us, we might not be able to find an alternative provider on a timely basis or on reasonable terms, which would adversely affect our operating results.

The market for our services is becoming increasingly competitive with the emergence of additional retail and online distributors of wireless services and devices and new or additional MVNOs, which could adversely affect our business.

There is substantial competition in the wireless services industry. We expect competition to intensify as a result of the entrance of new competitors and the development of new technologies, products and services. We compete with wireless carriers’ own direct retail stores and online websites as well as other retail stores and online businesses that provide similar products and services in competition with us. All of our agreements with wireless carriers and wireless device suppliers are non-exclusive, and these parties may provide the same or similar devices and services to our competitors on terms more favorable than ours. Due to the low barrier to entry in this industry, with sufficient time and capital, it would be possible for additional competitors to replicate our services.

Companies that compete with our wireless activation and services business include:

•	online distributors of wireless services and devices, such as Amazon.com;

•	wireless carriers who sell wireless services and devices to customers through their own websites, traditional retail operations and direct sales forces; and

•	mass market retailers such as Best Buy, Circuit City and Radio Shack and other retailers of wireless services.

We currently or potentially compete with two different types of companies in our Liberty Wireless and potential private-labeled MVNO business:

•	other providers of MVNO services, such as Boost and Virgin Mobile, who offer pre-paid services; companies that provide billing and customer care for MVNO services, such as Amdocs, Convergys and CSG Systems International; and

•	wireless carriers.

Our data services business competes against a variety of companies including Call Sciences and J2 Global Communications.

Many of our existing and potential competitors have substantially greater financial, technical and marketing resources than we do. Additionally, many of these companies have greater name recognition and more established relationships in many of our market segments. These competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. We may face increasing price pressure from the wireless carriers. In addition, current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to compete more effectively.

We may face competition from additional MVNO service providers, adversely affecting our ability to expand our MVNO business.

We believe that there will be increased competition from additional MVNO service providers. For example, it was recently announced that AT&T has reached an agreement with Sprint pursuant to which AT&T will begin offering wireless services. Existing telecommunications companies, such as AT&T, may be able to use their established branding, customer base, service knowledge and supplier relationships to compete against independent MVNO service providers, including Liberty Wireless, and any private-labeled customers we develop. Other MVNO service providers may also have greater financial resources or more favorable agreements with wireless carriers to provide better service coverage in competition with us. Additionally, well-diversified MVNO service providers may be able to offer a broader product mix that we may not be able to match.

We have grown rapidly, and we must manage additional growth and the demands on our resources and personnel in order to be successful.

We have grown from three employees since we began operations in October 1999 to 350 employees as of September 30, 2004. Our growth has resulted, and any future growth will result, in increased responsibility for our management and increased demands on our resources. Several of our executive officers, including our president and chief operating officer and our chief financial officer, joined us in 2004. Our business strategy is based on the assumption that we will continue to retain qualified personnel who can expand our customer base and continue to develop and deliver innovative customer-driven solutions. We must continue to enhance and expand our business processes, information systems and operations to accommodate this growth. To manage future growth, we will need to:

•	implement additional management information systems;

•	retain qualified personnel to manage our operating, administrative, financial and accounting systems;

•	maintain and expand our wireless service and device activation capacity;

•	continue to train, motivate, manage and retain our existing employees and attract and integrate new employees;

•	expand our sales force to sell our new and existing offerings; and

•	maintain close coordination among our executive, information technology, accounting and finance, sales and operations organizations.

If we are unable to manage future expansion, our ability to provide a high quality customer experience could be harmed, which would damage our reputation and substantially harm our business and results of operations.

If we are unable to integrate our services with the wireless carriers’ existing credit and activation systems, we will be unable to process orders in a timely manner and our business may suffer.

To activate wireless services for customers, we rely on access to the wireless carriers’ proprietary credit and activation systems through direct data, online and telephone interfaces. If, as a result of technology enhancements or upgrades of these systems by the wireless carriers, we are unable to integrate our services with these systems we could be required to redesign or upgrade our information systems or software which could be costly and negatively affect our operating results. If we are unable to gain access to these systems, we would be unable to process orders, the wireless carriers could terminate their underlying agreements with us, and our business may suffer.

Our failure to protect our customers’ confidential information and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant barrier to online commerce is concern regarding the secure transmission of confidential information over public networks. Currently, a majority of our wireless service activations and device sales are billed to our customers’ credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to securely transmit confidential information, including credit card numbers. Advances in computing capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Although we are not aware of any security breaches, any compromise of our security could damage our reputation and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

We may require additional cash to upgrade and expand our operations, which may not be available on terms acceptable to us, or at all.

Since our inception, our operating and investing activities have used more cash than they have generated. We expect our uses of cash over the next 12 months to include funding our operations, expanding our customer base, maintaining and enhancing our e-commerce platform and focusing on customer service. As we currently anticipate operating our business over the next 12 months, we expect capital expenditures to total approximately $6.0 million, including anticipated capital expenditures to be applied to upgrade computer servers and networking equipment to manage increased Internet-based e-commerce sites, and data services products. While we believe that our current cash and cash equivalents amounts available under our credit facility and future capital leasing arrangements together with the proceeds of this offering will be sufficient to fund our working capital and capital expenditures through the foreseeable future, our revenues may not meet our expectations, we may be unable to control costs or we may incur expenses, including additional capital expenditures, such as expansion of our office locations and distribution center, investment in redesigning or upgrading our information systems or hardware, or integration of new systems for our MVNO offering. If we incur additional expenses or experience a revenue shortfall or if we do not complete this offering as currently contemplated, our current resources may not be sufficient. To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce platform and the websites we create and manage. If competitors introduce new services embodying new technologies, or if new industry standards and practices emerge, we may have to spend resources on the purchase or development of new functionalities or technologies. We may then find it necessary to obtain additional financing. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us, if at all.

If we do not adequately protect our intellectual property, others could copy aspects of our services and operational technology, which could force us to become involved in expensive and time-consuming litigation.

Our ability to compete and continue to provide technological innovation is substantially dependent upon our technology. We rely on a combination of intellectual property laws and confidentiality agreements to protect our technology. We generally enter into confidentiality and nondisclosure agreements with our employees, consultants and prospective and existing marketers. In addition, we seek to control access to our proprietary information. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our services or technology. Although we are not aware of any unauthorized use of our intellectual property to date, effectively policing the unauthorized use of our technology is time-consuming and costly, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology. Our failure to adequately protect our intellectual property rights could harm our business by making it easier for others to duplicate our services.

If the technology we use infringes on the proprietary rights of others, we may be forced to seek expensive licenses, reengineer our services, engage in expensive and time-consuming litigation or stop selling our services.

If we were to discover that our services violated or potentially violated the proprietary rights of others, we might not be able to obtain licenses to continue offering those services without substantial reengineering. Any reengineering effort may not be successful, nor can we be certain that any licenses would be available on commercially reasonable terms. Although we have not been a named party in any litigation concerning the infringement of another party’s rights, a claim of infringement against us, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management’s attention from executing our business plan. An adverse determination against us could prevent us from offering our services.

If we are unable to attract and retain management and key personnel, we may not be able to implement our business plan.

We believe that the successful implementation of our business plan will depend on our management team, particularly the chairman of our board of directors and chief executive officer, David A. Steinberg. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts, and possibly prevent us from further improving our information management, financial and operational systems and controls. As we continue to grow, we will need to hire and retain qualified sales, marketing, administrative, operating and technical personnel with knowledge of the wireless services industry and online marketing, and to train and manage new personnel. We may not be able to identify and hire qualified personnel due to competition for such personnel. The failure to hire and retain these personnel would have an adverse effect on our business.

Our failure to identify and integrate successfully any businesses or technologies that we acquire may increase our costs and reduce our revenues.

As part of our business strategy, we continue to seek to expand our service offerings through investments in, or acquisitions of, other businesses or technologies that we believe are complementary to our business. Although we regularly engage in discussions relating to potential acquisitions, we may not be able to identify, negotiate or finance any future acquisitions. If we do identify acquisitions, it may be necessary for us to raise additional funds to finance those acquisitions. Additional funds may not be available on terms that are favorable to us, or at all. If we issue our stock as consideration, our stockholders would experience dilution of their percentage ownership in our stock. Upon completion of any acquisitions, we may be unsuccessful in integrating and operating such acquired businesses profitably or otherwise implementing our strategy successfully. If we are unable to integrate any newly-acquired entities or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. In addition, we may be required to reduce the carrying amount on our balance sheet of any acquired intangible assets; this reduction would adversely affect our financial results in the period in which it occurs. We are currently in a dispute with Avesair, Inc., a company whose assets we acquired, with respect to additional consideration that Avesair claims should be paid relating to certain performance-based targets.

Risks Related to Our Industry

If the online market for wireless services and devices does not gain widespread acceptance, our business would suffer.

Our success will depend in part on our ability to attract consumers who have historically purchased wireless services and devices through traditional retail stores. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers and sell wireless services and devices to more customers. Specific factors that could deter consumers from purchasing wireless services and devices from us include:

•	concerns about buying wireless devices without a face-to-face interaction with sales personnel and the ability to physically handle and examine the devices;

•	pricing that does not meet their expectations;

•	concerns about the security of online transactions and the privacy of personal information;

•	delivery time associated with Internet orders;

•	delayed shipments or shipments of incorrect or damaged products;

•	inconvenience associated with returning or exchanging purchased items;

•	inability to maintain good standing with business rating services; and

•	possible disruptions, computer viruses or other damage to the Internet servers or to the consumers’ computers.

We may be exposed to risks associated with Internet credit card fraud and identity theft, that could cause us to incur unexpected expenditures and loss of revenues.

Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. Any failure to prevent fraudulent credit card transactions would adversely affect our business and our revenues. We do not currently carry insurance to protect us against this risk. We do not receive any revenues from fraudulently placed orders. We bear the risk of future losses as a result of orders placed with fraudulent credit card data or fraudulent identity information, even though the associated financial institution approved payment of the orders.

Our net sales may be negatively affected if we are required to charge taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products we sell, except for certain corporate level taxes and sales taxes with respect to purchases by customers located in a limited number of states. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet where the seller does not otherwise have a physical presence in the state. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities from outside the states where we have an office, distribution facility or personnel from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, other taxing authorities could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than states where we have an office, distribution facility or personnel. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future revenues.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. Laws or regulations may be enacted that prohibit use of mass emails or similar marketing activities. We may not be able to support the marketing of our products and services by mass email or other online means if such activities are adverse to our business. Even if no relevant law or regulation is enacted, we may discontinue use or support of these activities if we become concerned that customers deem them intrusive or they otherwise adversely affect our goodwill. Unfavorable resolution of these issues may substantially harm our business and results of operations.

The wireless services industry has experienced a decline in new subscriber growth rate.

The wireless services industry has faced an increasing number of challenges, including a slowdown in new subscriber growth. According to The Yankee Group, an independent research firm, the wireless subscriber market in the United States has grown an average of almost 18% per year from 1998 through 2003. The Yankee Group forecasts this growth rate will fall to an average of over 4% per year through 2008. If the wireless services industry experiences a decline in subscribers our business may suffer.

We may be unable to effectively market our wireless services if wireless carriers do not deliver acceptable wireless networks and service plans, which would cause our revenues to decline.

The success of our business depends on the capacity, affordability and reliability of wireless voice and data access provided by wireless carriers. Growth in demand for wireless voice and data services may be limited if wireless carriers fail to maintain sufficient capacity to meet demand for these services, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services or fail to market their services effectively. We also depend on wireless carriers to provide credit verification and approval to activate wireless service for customers. If wireless carriers are unable to verify credit information in a timely manner, we may lose marketers and customers.

Ongoing consolidation among wireless carriers could result in pricing pressure and adversely impact our results of operations.

In recent years, there has been a trend in the wireless industry toward consolidation of wireless carriers. For example, in February 2004, Cingular Wireless announced an agreement to acquire AT&T Wireless. Ongoing consolidation among the wireless carriers would reduce the number of companies whose wireless services we offer, which could adversely affect our results of operations. We rely on the leading wireless carriers for a substantial portion of our revenues, and we expect this to continue for the foreseeable future. We may be subject to pricing pressures that may result from a further consolidation among wireless carriers, which could have an adverse effect on our operations. If consolidation continues, the commissions and bonuses paid to us could decrease or the prices charged to us for the supply of wireless devices and wireless airtime minutes could increase, resulting in a decrease in our gross margin.

Use of wireless devices may pose health risks, which could increase our exposure to litigation and result in increased operating expenses.

Radio frequency emissions from wireless devices may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of radio frequency emissions from wireless devices could adversely affect our business through a decline in sales of wireless services, a reduction in subscriber usage for our MVNO services and increased exposure to potential litigation.

We may be subject to potential litigation relating to the use by our customers of wireless devices while driving, which could result in additional operating expense and negatively impact our results of operation.

Some studies have indicated that the use of wireless devices while driving may impair drivers’ attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries or to new restrictions or regulations on wireless devices use, any of which could also result in a decline in our activation of wireless services, a reduction in subscriber usage for our MVNO services and increased exposure to potential litigation.

Risks Related to This Offering

Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation.

The market price for our common stock will vary from the initial public offering price after trading commences. The initial public offering price will be determined by negotiation between us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and ratings by securities analysts;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our products and services, our competitors or e-commerce in general;

•	additions or departures of key personnel;

•	any future sales of our common stock or other securities; and

•	stock market price and fluctuations in trading volume of publicly-traded companies in general and Internet-related companies and specialty retailers in particular.

The trading prices of Internet-related companies and e-commerce companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the initial public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management’s attention and resources, which could substantially harm our business and results of operations.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, interest in the purchase of our stock could decrease, which could cause our stock price or trading volume to decline.

Future sales of our common stock could depress the market price of our common stock.

Sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock. The shares offered under this prospectus will be freely tradeable. The remaining outstanding shares of the Company will be available for sale at various times, provided that a substantial portion of such shares are subject to a 180-day lockup period, which may be waived by Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., in whole or in part, at any time, in their sole discretion. See “Shares Eligible for Future Sale” for a discussion of potential future sales of our common stock.

We will record substantial expenses related to our issuance of stock options that may have a material negative impact on our operating results for the foreseeable future.

We are required to recognize, as a reduction of stockholders’ equity, deferred compensation equal to the difference between the deemed fair market value of our common stock for financial reporting purposes and the exercise price of these options at the date of grant. This deferred compensation is amortized over the vesting period of the applicable options, generally four years. As of June 30, 2004, approximately $13.8 million of deferred compensation related to employee stock options remained unamortized. The resulting amortization expense will have a material negative impact on our operating results in future periods.

Our executive officers and directors hold a substantial portion of our stock and will be able to exercise significant influence over matters requiring stockholder approval, which will likely limit your ability to influence corporate matters.

Following the completion of the offering, our executive officers and directors will control a significant percentage of our common stock. Specifically, Mr. Steinberg will control 6,371,438 shares of our common stock, representing 19.2% of our common stock (18.6% if the underwriters’ over-allotment option is fully exercised). In addition, after the completion of this offering, our executive officers and directors as a group will control 53.0% of our common stock (50.3% if the underwriters’ over-allotment option is fully exercised). As a result, if these officers and directors act together, they will be able to exercise significant control over all matters requiring stockholder approval, including the determination of the composition of the board of directors, and may be able to exercise significant influence on fundamental corporate transactions. These stockholders may have interests that are different from yours. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Changes in accounting standards or our accounting policy relating to stock-based compensation may negatively affect our reported results of operations.

We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant and the number of shares subject to the option, the vesting schedule and the exercise price are fixed. However, several companies recently have elected to change their accounting policies and have begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board, or FASB, has announced its support for recording expense for the fair market value of stock options granted. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, and related interpretations. Under APB 25, compensation expense is recognized for the difference between the fair value of our stock on the date of grant and the exercise price. We have elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”, or SFAS No. 123. Had

compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant under SFAS No. 123, our net loss would have been as set forth in Note 2(p) to our consolidated financial statements included elsewhere in this prospectus.

Anti-takeover provisions and other restrictions in our certificate of incorporation, bylaws and applicable law might discourage, delay or prevent a change of control of our company or changes in our management that our stockholders might find desirable.

At the closing of this offering, our certificate of incorporation and bylaws will provide for, among other things:

•	a classified board of directors;

•	restrictions on the ability of our stockholders to call special meetings of stockholders;

•	restrictions on the ability of our stockholders to act by written consent;

•	restrictions on the ability of our stockholders to remove any director or the entire board of directors without cause;

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors; and

•	advance notice requirements for stockholder proposals.

These provisions may have the effect of delaying or preventing an acquisition of us or changes in our management, even if stockholders of our company deem such changes to be advantageous.

In addition, our board of directors will be permitted to authorize the issuance of undesignated capital stock without any vote or further action by the stockholders.

Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions and other provisions of the Delaware General Corporation Law applicable to us may restrain large stockholders, in particular those owning 15% or more of our outstanding voting stock, from consummating a merger or business combination with us without the approval of the board of directors, even if doing so would benefit our stockholders.

Investors will experience immediate and substantial dilution of $13.50 per share in the book value of their investment.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $13.50 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options and warrants to purchase common stock.

Our management will have broad discretion in applying the net proceeds of this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

We have not yet determined the specific dollar amount of net proceeds to be allocated to any of the uses indicated in use of proceeds, other than the repayment of debt and payment of accrued and unpaid dividends on our preferred stock. Accordingly, our management will have broad discretion in applying the net proceeds of this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Management’s allocation of the net proceeds will affect how our business grows. They may not apply the net proceeds of this offering in ways that increase the value of your investment and management might not be able to yield a significant return, if any, on any investment of these net proceeds.

Completion of this offering may limit our ability to use our net operating loss carryforwards.

As of June 30, 2004, we had substantial federal and state net operating loss carryforwards. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We believe that, as a result of this offering, it is possible that a change in our ownership will be deemed to have occurred. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited under these provisions.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based upon our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of these terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from those anticipated or implied in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

At an assumed initial public offering price of $16.00 per share, the mid-point of the initial public offering price range, we will receive $85.3 million from our sale of 6,000,000 shares of common stock in this offering, after deducting estimated offering expenses and the underwriting discount of approximately $10.7 million. The selling stockholders will receive aggregate net proceeds of approximately $14.9 million after deducting the underwriting discount of approximately $1.1 million. If the underwriters exercise their over-allotment option in full, the selling stockholders will receive $15.6 million in net proceeds after deducting approximately $1.2 million of underwriting discounts and commissions. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares.

The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public capital markets and to provide us with flexibility in the future, including the flexibility to acquire additional businesses, products or technologies either with the net proceeds from this offering or through the publicly traded common stock we create through this offering. We presently have no intention to acquire any such businesses, products or technologies. We intend to use the net proceeds of this offering to repay indebtedness in the aggregate amount of $10.7 million, pay $6.6 million of accrued and unpaid dividends on shares of our preferred stock and cover general corporate purposes, including working capital. Pending use of the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing, investment grade securities. We currently have a line of credit and term loan facility with Comerica Bank which consists of a $15.0 million revolving line of credit, which line of credit will increase to $25.0 million upon the completion of this offering, and a $5.0 million term loan. This facility is secured by a first lien on substantially all of our assets. Our revolving line of credit matures on December 2, 2005 and accrues interest at the London Interbank Offer Rate, or LIBOR, plus 2.75%. Our term loan matures on August 7, 2008 and accrues interest at LIBOR plus 3.0%.

Management’s plans for the net proceeds of this offering may vary significantly depending on a number of factors, including future revenue growth, if any, and cash flow. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, our ability to declare and pay dividends is substantially restricted under our secured credit facility.

CAPITALIZATION

The following table sets forth our capitalization and our cash and cash equivalents as of June 30, 2004 on:

•	an actual basis;

•	a pro forma basis giving effect to the automatic conversion of our outstanding shares of convertible preferred stock into 13,619,536 shares of our common stock upon the closing of this offering, the issuance of 313,310 shares of common stock upon the exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering, the sale of shares of common stock by us in this offering after deducting the underwriting discount and estimated offering expenses payable by us, repayment of approximately $10.7 million in existing debt and payment of $6.6 million in accrued and unpaid dividends on certain shares of preferred stock.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma
	(Restated) (unaudited) (in thousands, except per share and share amounts)
Cash and cash equivalents	$31,973	$102,088

Bank line of credit	$5,739	$—
Term loan	5,000	—

Total debt	10,739	—

Redeemable convertible preferred stock, par value $0.01 per share: 43,416,816 shares authorized; 29,547,835 shares issued and outstanding, actual; 43,416,816 authorized, no shares issued or outstanding, pro forma	70,707	—
Warrants to purchase redeemable convertible preferred stock	2,744	—

Total redeemable preferred stock and warrants	73,451	—

Non-redeemable convertible preferred stock, par value $0.01 per share: 3,891,621 shares authorized; 2,550,613 shares issued and outstanding, actual; 3,891,621 authorized, no shares issued or outstanding, pro forma	5,209	—
Common stock, par value $0.01 per share: 100,000,000 shares authorized; 11,648,487 shares issued and outstanding, actual; and 200,000,000 shares authorized; 31,581,371 shares issued and outstanding, pro forma	116	325
Additional paid-in capital	38,337	196,492
Note receivable from stockholder	(1,150)	—
Accumulated deficit	(107,539)	(107,754)

Total stockholders equity (deficit)	(65,027)	89,063

Total capitalization	$19,163	$89,063

The number of shares of common stock to be outstanding immediately after this offering excludes the following:

•	5,943,992 shares of common stock issuable upon exercise of options outstanding under our stock incentive plan with a weighted-average exercise price of $5.85 per share;

•	1,281,695 shares of common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $1.80 per share;

•	466,231 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $0.03 per share, which number of shares automatically increases on a monthly basis until the earlier of the closing of this offering or June 30, 2006 to a maximum increase in shares issuable upon exercise of outstanding warrants of 899,798, as more fully described in “Description of Capital Stock;” and

•	1,886,557 shares of common stock authorized for future issuance under our stock incentive plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering. The pro forma net tangible book deficit attributable to our common stock as of June 30, 2004 was $(1.5) million, or $(0.06) per share. Our pro forma net tangible book value assumes the automatic conversion of our outstanding shares of convertible preferred stock into shares of our common stock immediately upon the closing of this offering and assumes the exercise of warrants to purchase 313,310 shares of our common stock that will terminate if not exercised prior to the closing of this offering.

Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the pro forma net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to the sale of common stock by us in this offering at an assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us, the adjusted pro forma net tangible book value attributable to our common stock as of June 30, 2004 would have been approximately $79.0 million, or $2.50 per share. This represents an immediate increase in pro forma net tangible book value of $2.56 per share to the holders of our existing common stock and an immediate dilution of $13.50 per share to new investors purchasing shares of common stock at the initial public offering price.

Assumed initial public offering price per share		$16.00

Pro forma net tangible book value per share as of June 30, 2004	($0.06)
Increase in pro forma net tangible book value	2.56

Pro forma net tangible book value per share after this offering		2.50

Dilution in pro forma net tangible book value per share to new investors		$13.50

The following table summarizes, on a pro forma basis as of June 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $16.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	25,581,371	81%	$76,266,000	44%	$2.98
New investors	6,000,000	19%	96,000,000	56%	$16.00

Total	31,581,371	100%	$172,266,000	100%

The foregoing table assumes no exercise of stock options or warrants, other than warrants to purchase 313,310 shares of common stock that will terminate if not exercised prior to the closing of this offering. As of June 30, 2004, there were options outstanding to purchase 5,943,992 shares of common stock at a weighted-average exercise price of $5.85 per share, warrants outstanding to purchase 1,281,695 shares of common stock at a weighted-average exercise price of $1.80 per share, and 466,231 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $0.03 per share, which number of shares automatically increases on a monthly basis until the earlier of the closing of this offering or June 30, 2006 to a maximum increase in shares issuable upon exercise of outstanding warrants of 899,798. To the extent outstanding options or warrants having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain of our historical consolidated financial data as of December 31, 1999, 2000, 2001, 2002, 2003 and for the period from October 26, 1999, the date we began operations, through December 31, 1999, and the years ended December 31, 2000, 2001, 2002, 2003 and as of June 30, 2004 and for each of the three month and six month periods ended June 30, 2003 and 2004. The statement of operations data set forth below for each of the three years ended December 31, 2003 and the balance sheet data as of December 31, 2002 and 2003, are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data set forth below for the period from October 26, 1999, the date we began operations, through December 31, 1999 and the year-ended December 31, 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from audited financial statements not included in this prospectus. We derived our selected consolidated financial data as of June 30, 2004 and for each of the three month and six month periods ended June 30, 2003 and 2004 from our unaudited consolidated financial statements included elsewhere in this prospectus. Due to fluctuations in our quarterly operating results as a result of seasonality and other factors, the results of operations for the three months and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004, or any future period.

You should read the following selected consolidated financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The pro forma basic and diluted net income per share data reflect the conversion of all outstanding shares of convertible preferred stock into common stock immediately upon the closing of this offering and the issuance of 313,310 shares of common stock upon the cash exercise of outstanding warrants that will expire if not exercised prior to the closing of this offering. See Note 2(q) of the accompanying notes to our consolidated financial statements for the calculation of weighted average shares outstanding used in computing pro forma basic and diluted net loss per share.

	October 26, 1999 (Commencement of Operations) to December 31, 1999	Year Ended December 31,				Three Months Ended June 30,		Six Months Ended June 30,
		2000	2001	2002	2003	2003	2004	2003	2004
				(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
						(unaudited)		(unaudited)
	(in thousands, except per share and share amounts)
Consolidated Statements of Operations Data
Revenues:
Activations and services	$—	$344	$9,065	$51,889	$119,091	$21,441	$40,405	$41,848	$73,827
Equipment	—	155	4,019	11,119	17,045	4,296	9,697	7,775	16,351

Total revenues	—	499	13,084	63,008	136,136	25,737	50,102	49,623	90,178
Cost of revenues, excluding depreciation and amortization:
Activations and services	—	—	3,118	8,367	21,203	5,511	5,807	9,292	11,836
Equipment	—	504	6,966	31,026	55,310	13,089	22,289	22,280	39,236

Total cost of revenues	—	504	10,084	39,393	76,513	18,600	28,096	31,572	51,072
Operating expenses:
General and administrative—excluding depreciation and amortization	904	5,487	14,604	28,583	40,259	11,100	11,916	19,633	22,059
Sales and marketing—excluding depreciation and amortization	—	3,303	5,023	17,678	30,600	7,174	11,317	12,921	21,337
Depreciation and amortization	—	60	487	2,600	5,434	1,412	1,425	2,400	3,034
Impairment of goodwill and intangibles	—	—	—	3,315	2,431	—	—	—	—
Loss on investment	—	—	—	—	—	—	150	—	150

Total operating expenses	904	8,850	20,114	52,176	78,724	19,686	24,808	34,954	46,580

Loss from operations	(904)	(8,855)	(17,114)	(28,561)	(19,101)	(12,549)	(2,802)	(16,903)	(7,474)
Other income (expense)
Interest income	3	116	155	289	287	52	69	117	134
Interest expense	—	(94)	(300)	(737)	(1,408)	(234)	(191)	(468)	(368)

Total other income (expense)	3	22	(145)	(448)	(1,121)	(182)	(122)	(351)	(234)

Net loss	$(901)	$(8,833)	$(17,259)	$(29,009)	$(20,222)	$(12,731)	$(2,924)	$(17,254)	$(7,708)

Net loss attributable to common stockholders	$(901)	$(9,471)	$(19,308)	$(37,057)	$(27,531)	$(15,118)	$(6,466)	$(21,325)	$(13,365)

Basic and diluted net loss per share	$(0.13)	$(1.25)	$(2.42)	$(3.56)	$(2.46)	$(1.39)	$(0.56)	$(1.98)	$(1.16)
Basic and diluted weighted average shares outstanding	7,083,334	7,559,667	7,969,070	10,406,584	11,204,791	10,839,594	11,576,537	10,754,630	11,561,524

	As of December 31,					As of June 30, 2004	Pro Forma as of June 30, 2004
	1999	2000	2001	2002	2003
				(Restated)	(Restated)	(Restated)
						(unaudited)
	(in thousands)
Consolidated balance sheet data
Cash and cash equivalents	$465	$2,524	$13,936	$12,626	$29,048	$31,973	$102,088
Working capital (deficit)(1)	(860)	(611)	872	(14,751)	(2,425)	(4,859)	70,995
Total assets	476	3,800	28,921	40,320	63,540	71,036	140,936
Total debt	697	952	3,619	6,670	6,879	10,739	—
Total long-term debt	—	—	2,213	6,276	2,804	5,000	—
Redeemable preferred stock	—	8,812	25,498	36,297	67,794	73,451	—
Non-redeemable preferred stock	—	500	1,188	3,325	5,209	5,209	—
Common stock	45	58	90	106	115	116	325
Total stockholders’ equity (deficit)	(856)	(8,609)	(21,349)	(40,006)	(55,431)	(65,027)	89,063

(1)	Working capital (deficit) consists of total current assets, including cash and cash equivalents, less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a leading online seller of wireless services and devices based on the number of activations of wireless services sold online in the United States. We sell these services and devices to consumers through websites that we create and manage for online businesses, member-based organizations and associations and national retailers, whom we refer to collectively as marketers. We also sell services and devices through our own branded websites, including Wirefly.com. We also provide wireless services for consumers through wireless airtime service that we purchase wholesale from Sprint. We provide such services as a mobile virtual network operator, or MVNO, under our Liberty Wireless brand. Additionally, we leverage the relationships we have established with customers through the sale of wireless services from carriers, as well as our MVNO service, to sell a variety of wireless data services. We have developed a proprietary e-commerce platform that integrates merchandising, provisioning, procurement, customer care and billing into a single system for the online sale of wireless services and devices. Our five largest sources of customers include websites that we create and manage for Yahoo, Quixtar, MSN and AOL, and Google, through which we generate customers for our own branded websites by purchasing advertising.

In recent years, use of wireless communication services has grown significantly in the United States fueled by enhanced convenience, mobility and affordability. Notwithstanding this growth, wireless carriers are facing increasing competition, excess network capacity as well as new challenges resulting from wireless local number portability. To combat these challenges, wireless carriers are turning to the Internet as a cost-effective and growing channel to acquire new customers, allowing them to boost profitability and increase their return on investment. For consumers, the Internet represents a convenient way to purchase wireless services and devices at a lower cost. In addition to the growth in traditional post-paid services, the wireless services industry has recently seen growth in pre-paid and other non-post-paid service plans. Furthermore, the wireless services industry is experiencing the emergence of MVNO service models, through which third parties are able to market and sell wireless service plans without having to own and operate the underlying wireless network.

We measure success based on our financial results as well as various non-financial measures. Among the key financial factors upon which management focuses in reviewing performance are growth in revenues, gross profit margin and operating income. We believe that our online business model allows us to maintain a lower cost structure than traditional wireless retail stores, allowing us to pass these savings onto our customers. Our financial results, including our revenues, cost of revenues and operating income can, and do, vary significantly from quarter-to-quarter as a result of a number of factors, many of which are beyond our control. These factors include the seasonality of our revenues, economic conditions specific to the Internet and online commerce and wireless services industries, our ability to attract visitors to our websites, changes in wireless carrier commission and bonus structures, the timing of recognition of bonuses paid to us by wireless carriers and our competitors’ pricing and marketing strategies.

Among the key non-financial measures of our success are customer feedback and customer satisfaction ratings compiled by third parties. We believe that maintaining high overall customer satisfaction is critical to our ongoing efforts to promote the use of the private-labeled websites that we create and manage for our marketers, as well our own branded websites, and to improve our operating results. We actively solicit customer feedback on our website functionality as well as the entire purchase experience. To maintain a high level of performance by our customer service representatives, we also undertake an ongoing customer feedback process. If we are unable to meet customer expectations with respect to price or do not successfully expand our product lines or otherwise fail to maintain high overall customer satisfaction, our business and results of operations would be harmed.

Our revenues include commissions, bonuses and other payments we receive from wireless carriers in connection with the activation of customers on their networks, as well as payments from customers for wireless services and devices. For 2003, total revenues and net loss were $136.1 million and $20.2 million, respectively. For the three months ended June 30, 2004, total revenues and net loss were $50.1 million and $2.9 million, respectively. For the six months ended June 30, 2004, total revenues and net loss were $90.2 million and $7.7 million, respectively. Revenues from our top three wireless carriers represented 49%, 46%, and 40% of our total revenues for 2003, the three months ended June 30, 2004, and the six months ended June 30, 2004, respectively. During our limited history of operations, we have incurred significant losses and had negative cash flow from operations. As of June 30, 2004, we had an accumulated deficit of $107.5 million and a total stockholders’ deficit of $65.0 million. During the past three years, our net losses have increased as we have continued to invest in the development of our operating infrastructure and in sales and marketing to expand our market share. We are depending upon our ability to continue to increase our revenues at a faster pace than our operating expenses in order to reduce our net loss or achieve profitability in the future. The industry trends that affect our business are the growth of the Internet, as well as activations of wireless services and MVNO services.

Since we began operations in 1999, we have grown our business, expanded our services and broadened our customer base through internal growth and acquisitions. To date, we have completed four material acquisitions. We expect to continue to be opportunistic in our acquisition of strategic assets as we seek to build our business.

One of our key goals is to reduce the costs of our operations. As part of those efforts, we have entered into agreements to outsource portions of our customer support activities. In addition, we have further reduced costs associated with our customer service operations by deploying an advanced interactive voice response system and developing web-based customer care services and tools.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the related notes, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements and the related notes requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions. The most significant of such estimates include:

•	Revenue Recognition;

•	Cost of Revenues;

•	Inventory Valuation;

•	Stock-based Compensation;

•	Goodwill and Intangible Assets;

•	Long-lived Assets; and

•	Income Taxes.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

Activations and Services Revenues

We provide activation and other services in connection with the wireless activation and services segment, MVNO services segment and data services segment.

Wireless Activation and Services.    In our wireless activation and services segment, we generate revenues from wireless carriers who pay us commissions, as well as volume and performance-based bonuses for activating wireless services on their networks. We may also charge for devices, shipping and handling. We do not sell wireless devices separate from service plans.

We recognize commissions from wireless carriers upon shipment of activated devices to the customer. Our revenues are reduced for estimated deactivations of the wireless services by customers prior to the expiration of a time period that ranges from 90 to 180 days from the date of activation, depending on the wireless carrier. We estimate deactivations based on historical experience, which we have developed based on our experience with carriers, customer behaviors and sources of customers, among other things, allowing us to accrue estimates with a greater degree of certainty. Any increase or decrease in the deactivation amount will cause a corresponding dollar-for-dollar increase or decrease in revenues. Any decrease in revenues resulting from an increase in deactivations would be offset in part by returns of wireless devices. These new channels for which the Company has insufficient historical data to adequately estimate deactivation experience will be deferred through the expiration period for a period of 24 months, until such time that the Company can accurately estimate the deactivation experience for the new channel.

Prior to the fourth quarter of 2003, the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB No. 101, required us to defer 100% of our revenues from carriers until the expiration of any applicable commission chargeback period which typically ranges from 90 to 180 days depending on the wireless carrier. SAB No. 101 permitted us to recognize these deferred revenues once we had sufficient historical evidence to accurately estimate and reserve for future deactivations which we obtained by the fourth quarter of 2003. As a result, in the three months ended December 31, 2003, we recorded the cumulative revenues previously deferred and provided a reserve for future deactivations based on historical experience.

Some wireless carriers pay us bonuses for meeting specified volumes of activations, and/or achieving certain performance measurements such as customer base attrition. We bill the carriers for these bonuses on a monthly basis, and the carriers typically pay us in advance of the bonuses being fully earned. We record these bonuses as deferred revenue at the time of billing until they are earned. In the case of bonuses based upon other performance measurements, we recognize revenues during the course of the year as we meet the specified performance measurement. For 2003 and 2004, we deferred 100% of the revenues related to annual volume-based bonuses during the first quarter of each year. This resulted in the recognition of a disproportionate amount of volume bonuses during the second, third and fourth quarters of 2003. We expect this to recur in 2004. In 2003, we recognized $6.8 million in annual volume bonuses.

MVNO Services.    In our MVNO services segment, we sell wireless services under our Liberty Wireless brand. We generate revenues from our customers for monthly recurring usage of wireless airtime minutes and optional features, including voicemail and text messaging. In addition, we bill customers for airtime usage in excess of the monthly minutes included in each customer’s monthly service plan. MVNO services revenues also include non-recurring activation service charges to customers to the extent not allocated to wireless device revenues, which is included in equipment revenues. Our MVNO services are provided on a month-to-month basis and are generally paid in advance.

Revenues from MVNO services are recognized in the month that the services are provided. Amounts paid in advance are recorded as deferred revenue until the services are provided.

Beginning July 1, 2003, we adopted the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21 for sales arrangements with multiple deliverables with respect to our MVNO services. As a result, we are required to account for the sale of a device separately from the provision of services to the customer. We defer the portion of the fee attributable to the provision of services, and recognize these deferred fees and costs on a straight-line basis over the term of the services. We use the residual value method in allocating revenues between service revenues and device sales.

In some indirect distribution arrangements, the fee attributable to the provision of services exceeds the total consideration received. In these circumstances, the entire fee is deferred and recognized on a straight-line basis over the term of service when the customer activates the service.

Data Services.    We sell data services, including a service that allows customers to access email, voicemail, facsimiles, contacts and personal calendar information through a website or a telephone; wireless email; and mobile marketing services. Our unified communications services allow carriers and us to provide customers with the ability to organize personal communications by providing access to e-mail, voicemail, faxes, contacts, scheduling, calendar and conference calling functionality through a website or telephone. Our mobile marketing services allow carriers and us to deliver wireless advertising and subscription-based content services to the wireless devices of customers to strengthen both marketing efforts and brand awareness.

Revenues for data services are recognized when the services are performed.

Equipment Revenues

We sell wireless devices and accessories in connection with our wireless activation and services and MVNO services segments. This equipment is also sold to indirect retailers to facilitate distribution to our MVNO services customers.

Revenues from the sale of devices and accessories are recognized at the time of sale. The revenue of wireless devices sold to indirect retailers are recognized when they are sold to the indirect retailers. Customers have the right to return devices within a specific period of time or usage, whichever occurs first. We provide an allowance for estimated returns on devices based on historical experience. Return rights of indirect retailers for wireless devices are limited to warranty claims, which are generally covered by the device manufacturers’ original warranty. SAB No. 101 also required that we defer, during our first two years of operations, the revenues for purchases of wireless devices, including accessories and shipping, until the expiration of the return period, which was generally 30 days. In connection with wireless activations, we sell the customer the wireless devices at a significant discount, which may be in the form of a rebate. Rebates are recorded as a reduction of revenues. We recognize net revenues based on our historical experience of rebates claimed. Future experience could vary based upon rates of consumers redeeming rebates.

Cost of Revenues

The major components of our cost of revenues, excluding depreciation and amortization, are:

Activations and Services.    Cost of activations and services revenues includes the amounts paid to Sprint for airtime for our MVNO segment and amounts paid to providers of telecommunications and data center services for our data services segment. Amounts paid to wireless carriers for airtime, overage and activations are recognized when the services are performed.

Equipment.    We purchase wireless devices and accessories from wireless carriers, device manufacturers and third-party vendors to sell to our customers and indirect retailers in connection with our wireless activation and services and MVNO services segments. We sell these wireless devices and accessories at a price below our cost to encourage the sale and use of our services. We do not manufacture any of this equipment.

Costs from the sale of wireless devices and accessories sold directly to customers are recognized at the time of sale. Cost of wireless devices and accessories sold to indirect retailers are recognized when they are shipped to the indirect retailers.

Inventory Valuation

Our inventory consists primarily of wireless devices. The carrying value of inventory is stated at the lower of cost or market value. Cost is determined using a method which approximates the first-in-first-out accounting method. We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value or replacement cost based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. Historically, we have not experienced significant write-offs, with the exception of returned, unmarketable inventory.

Stock-based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and comply with the disclosure provisions of Statement of Financial Accounting Standard, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, Amendment to SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the stock and the exercise price of the option. We account for stock and stock options issued to non-employees in accordance with the provisions of EITF Consensus on Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services. Compensation and services expense are recognized over the vesting period of the options or the periods the related services are rendered, as appropriate. Our stock-based compensation also includes charges relating to warrants and options granted to vendors and non-employees. To the extent the exercise of these warrants and options are contingent upon performance, total compensation expense will fluctuate with our stock price. We granted additional options in May 2004 which will increase stock-based compensation by an aggregate of $12.9 million. Based upon outstanding options through May 2004, we expect to amortize stock-based compensation of $3.0 million, $4.0 million, $3.7 million, $3.6 million and $1.0 million in 2004, 2005, 2006, 2007 and 2008, respectively.

During 2003, the Company recorded approximately $2.0 million in compensation expense related to the cashless exercise of approximately 1,250,000 stock options by certain employees in connection with the sale of Series E preferred stock. At the discretion of the Company, the cashless exercise was permitted in this unique circumstance resulting in the application of variable accounting to the transaction in accordance with Financial Accounting Standards Board Interpretation No. 44 for the options being exercised.

Goodwill and Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to annual impairment tests. We have elected to perform the impairment test annually as of December 31 of each year. An interim goodwill impairment test is performed if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If facts and circumstances indicate goodwill may be impaired, we perform a recoverability evaluation based upon a determination of fair value. For purposes of performing our annual SFAS No. 142 analysis, we identify our reporting units either at the segment level or one level below the segment, depending on the segment. For the wireless activation segment and the MVNO segment, we evaluate goodwill for impairment at the segment level. For the data services segment, we evaluate goodwill for impairment at one level below the segment. Goodwill at this level is primarily attributable to the Avesair acquisition. We determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to these reporting units as of December 31, 2003. We determined the estimated fair value of each reporting unit and compared it to the carrying amount of the reporting unit. As a result of this comparison, no indication that the reporting units’ fair value were less than their carrying values was noted. In the future, to the extent the carrying amount of a reporting unit exceeds the fair value of such reporting unit, an indication would exist that such reporting unit’s goodwill may be impaired, and we would be required to perform the second step of the impairment test. In the second step, we must determine the implied fair value of the reporting unit goodwill and compare this implied fair value to the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of the analysis. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Long-lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets, including property and equipment, capitalized software development costs and identifiable intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of our long-lived assets, we evaluate the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the long-lived assets including intangibles. If we determine that the assets are impaired, the assets are written down to their fair value.

For purposes of measuring and recognizing impairment of long-lived assets, we assess whether separate cash flows can be attributed to the individual asset. We group our long-lived assets by business unit where separately identifiable cash flows are available. In the event that long-lived assets, including intangibles are abandoned or otherwise disposed of, we recognize an impairment charge upon disposition. For our customer relationship intangible assets, we measure and recognize impairment upon the termination or loss of a customer that results in a loss of revenue.

The calculation of fair value in accordance with SFAS Nos. 142 and 144 includes a number of estimates and assumptions, including projections of future income and cash flows, the identification of appropriate market multiples and the choice of an appropriate discount rate. Our estimates of anticipated future income and cash flows used in determining fair value could be reduced significantly in the future due to changes in technologies, regulation, available financing, competition or other circumstances. As a result, the carrying amount of our long- lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Income Taxes

To date, we do not have any income tax expense or benefit because we provide a full valuation allowance against our net deferred tax assets. We account for income taxes under the asset and liability method. We recognize tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as a component of net income in the period that includes the enactment date.

As of December 31, 2003, we had approximately $80.0 million of net operating loss carryforwards, which may be available to offset any future taxable income, subject to ownership change limitations. Net operating loss carryforwards may be used to offset up to 90% of our alternative minimum taxable income. Alternative minimum taxes are allowed as credit carryovers against regular tax in the future in the event that the regular tax exceeds alternative minimum tax expense. The net operating loss carryforwards will begin to expire in 2019. Certain of these net operating losses obtained through our acquisitions are not included in the components of the deferred tax assets, as the use of these losses will be significantly limited under Section 382 of the Internal Revenue Code.

Segment Overview

We manage our business through three reportable segments: wireless activation and services, MVNO services and data services. Through our wireless activation and services segment, we sell and activate wireless services and devices through private-labeled websites that we create and manage for marketers as well through our own branded websites. The wireless carriers pay us commissions and bonuses for activating these wireless services. In our MVNO services segment, we operate as an MVNO, and market and sell to consumers our own branded wireless services based on wireless airtime minutes that we purchase wholesale from Sprint. We sell devices to consumers in connection with our wireless activation and services segment and our MVNO services segment, generally at significant discounts. We provide subscribers with real-time wireless access to work and personal information, including email, calendar, corporate directories, personal contacts and documents in addition to wireless entertainment and content through our data services segment.

Under generally accepted accounting principles, the required presentation of our financial results is different from our reportable segments in certain respects. Our activations and services revenues and our cost of activations and services revenues include revenues and costs from each of our three segments: wireless activation and services segment; MVNO services segment and data services segment. Our equipment revenues and cost of equipment revenues includes equipment sold in connection with our wireless activation services and our MVNO services segment. The following is a discussion of our results of operations by reportable segment. A discussion of our results of operations by line item of our statement of operations follows the segment discussion.

For 2003, revenues from our wireless activation and services segment, MVNO services segment and our data services segment were $91.2 million, $36.1 million, and $8.9 million, respectively. For 2003, revenues from our wireless activation and services segment, MVNO services segment and our data services segment represented 67%, 27%, and 7% of our total revenues, respectively. For the three months ended June 30, 2004, revenues from the same three segments were $35.9 million, $12.3 million, and $1.9 million, respectively. For the three months ended June 30, 2004, revenues from the same three segments represented 72%, 25%, and 4% of our total revenues, respectively. For the six months ended June 30, 2004, revenues from the same three segments were $61.5 million, $24.8 million, and $3.8 million, respectively. For the six months ended June 30, 2004, revenues from the same three segments represented 68%, 27%, and 4% of our total revenues, respectively.

The following is a summary of our results of operations for our reportable segments for the three months ended June 30, 2003 and 2004, the six months ended June 30, 2003 and 2004, and the three years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2003	2003	2004	2003	2004
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
				(unaudited)		(unaudited)
Revenues:	(in thousands)
Wireless activation and services	$9,065	$49,166	$91,168	$15,754	$35,908	$31,716	$61,481
MVNO services	—	5,621	36,060	7,018	12,328	12,808	24,848
Data services	4,019	8,221	8,908	2,965	1,866	5,099	3,849

Total revenues	$13,084	$63,008	$136,136	$25,737	$50,102	$49,623	$90,178

Cost of revenues, excluding depreciation and amortization:
Wireless activation and services	$6,895	$30,129	$45,359	$11,146	$19,778	$19,527	$34,390
MVNO services	—	3,427	27,222	5,916	8,021	9,000	15,714
Data services	3,189	5,837	3,932	1,538	297	3,045	968

Total cost of revenues	$10,084	$39,393	$76,513	$18,600	$28,096	$31,572	$51,072

Comparison of Three Months Ended June 30, 2004 and June 30, 2003

Revenues

Total revenues increased 95% to $50.1 million for the three months ended June 30, 2004, from $25.7 million for the three months ended June 30, 2003. Revenues from the wireless activation and services segment increased 127% to $35.9 million for the three months ended June 30, 2004, from $15.8 million for the three months ended June 30, 2003. Revenues from the MVNO services segment increased 76% to $12.3 million for the three months ended June 30, 2004, from $7.0 million for the three months ended June 30, 2003. Revenues from the data services segment decreased 37% to $1.9 million for the three months ended June 30, 2004, from $3.0 million for the three months ended June 30, 2003. For the three months ended June 30, 2004, revenues from our top three wireless carriers represented 46% of our total revenues. The majority of the increase in total revenues is attributable to increases in business volume, as a result of increased activations in the wireless activation and services segment and increased subscribers in the MVNO services segment, offset by a reduction in subscribers in the data services segment.

Wireless Activation and Services Segment

Our revenues from the wireless activation and services segment increased 127% to $35.9 million for the three months ended June 30, 2004, from $15.8 million for the three months ended June 30, 2003. The increase was primarily attributable to an increase in the number of activations. Gross carrier commissions for current period activations subject to charge-backs for deactivations increased 40% to $34.4 million for the three months ended June 30, 2004 from $24.5 million for the three months ended June 30, 2003. Our revenues from equipment sales as part of our wireless activation and services segment increased due to an increased number of activations and a higher average sales price per device. Equipment revenues can vary from period to period based on our promotional efforts, which includes subsidizing the costs of the devices purchased by our customers. We expect revenues for our wireless activation and services segment to continue to increase subject to quarter-to-quarter fluctuations based upon seasonality and other factors.

MVNO Services Segment

Our revenues from the MVNO services segment increased 76% to $12.3 million for the three months ended June 30, 2004, from $7.0 million for the three months ended June 30, 2003. Revenues from our Liberty Wireless service were $10.5 million and $6.3 million for the three months ended June 30, 2004 and 2003, respectively. The increase was primarily attributable to an increase in the number of subscribers to our Liberty Wireless service. We expect revenues for our MVNO services segment to continue to increase subject to quarter-to-quarter fluctuations based upon seasonality and other factors.

Data Services Segment

Our revenues from the data services segment decreased 37% to $1.9 million for the three months ended June 30, 2004, from $3.0 million for the three months ended June 30, 2003 due to a decrease in the number of subscribers of our data services. There are no equipment revenues associated with our data services segment. We do not expect the number of subscribers to our data services to increase until we launch the recently released new version of our unified communications data services into our distribution channels.

Cost of Revenues

Total cost of revenues increased 51% to $28.1 million for the three months ended June 30, 2004, from $18.6 million for the three months ended June 30, 2003. Cost of revenues from the wireless activation and services segment increased 78% to $19.8 million for the three months ended June 30, 2004, from $11.1 million for the three months ended June 30, 2003. Cost of revenues from the MVNO services segment increased 36% to $8.0 million for the three months ended June 30, 2004, from $5.9 million for the three months ended June 30, 2003. Cost of revenues from the data services segment decreased 80% to $297,000 for the three months ended June 30, 2004, from $1.5 million for the three months ended June 30, 2003. The majority of the increase in total cost of revenues is attributable to increases in business volume, as a result of increased activations in the wireless activation and services segment and increased subscribers in our MVNO services segment, offset by a reduction in subscribers in the data services segment.

Wireless Activation and Services Segment

Our cost of revenues from the wireless activation and services segment increased 78% to $19.8 million for the three months ended June 30, 2004, from $11.1 million for the three months ended June 30, 2003. Cost of revenues for our wireless activation and services segment primarily consists of costs of equipment sold in connection with wireless activations. The increase is attributable to an increase in volume of activations and an increase in the average cost of the equipment. As a percentage of wireless activation and services revenues, cost of revenues decreased from 71% for the three months ended June 30, 2003 to 55% for the three months ended June 30, 2004 due to the sale of more advanced devices that we were able to sell for higher prices with lower subsidies. We expect to continue to subsidize the cost of equipment to support the growth of the wireless services segment.

MVNO Services Segment

Our cost of revenues from the MVNO services segment increased 36% to $8.0 million for the three months ended June 30, 2004, from $5.9 million for the three months ended June 30, 2003. The increase is attributable to an increase in the number of subscribers to our Liberty Wireless service, which resulted in an increase in total usage of airtime. As a percentage of MVNO services revenue, cost of revenues decreased from 84% for the three months ended June 30, 2003 to 65% for the three months ended June 30, 2004 as we achieved a reduction in our average cost per minute by aligning our airtime costs with customer usage and obtaining volume discounts. We expect cost of revenues to increase as we continue to grow our subscriber base. However, we expect cost of revenues to decline as a percentage of revenues as we increase our usage and continue to achieve higher volume discounts.

Data Services Segment

Our cost of revenues from the data services segment decreased 80% to $297,000 for the three months ended June 30, 2004, from $1.5 million for the three months ended June 30, 2003. The decrease is attributable to a decrease in the number of subscribers. We do not expect the number of subscribers to our data services to increase until we launch the recently released new version of our unified communications data services into our distribution channels.

Comparison of Six Months Ended June 30, 2004 and June 30, 2003

Revenues

Total revenues increased 82% to $90.2 million for the six months ended June 30, 2004, from $49.6 million for the six months ended June 30, 2003. Revenues from the wireless activation and services segment increased 94% to $61.5 million for the six months ended June 30, 2004, from $31.7 million for the six months ended June 30, 2003. Revenues from the MVNO services segment increased 94% to $24.8 million for the six months ended June 30, 2004, from $12.8 million for the six months ended June 30, 2003. Revenues from the data services segment decreased 25% to $3.8 million for the six months ended June 30, 2004, from $5.1 million for the six months ended June 30, 2003. For the six months ended June 30, 2003, revenues from our top three wireless carriers represented 40% of our total revenues. The majority of the increase in total revenues is attributable to increases in business volume, as a result of increased activations in the wireless activation and services segment and increased subscribers in the MVNO services segment, offset by a reduction in subscribers in the data services segment.

Wireless Activation and Services Segment

Our revenues from the wireless activation and services segment increased 94% to $61.5 million for the six months ended June 30, 2004, from $31.7 million for the six months ended June 30, 2003. The increase was primarily attributable to an increase in the number of activations. Gross carrier commissions for current period activations subject to charge-backs increased 38% to $60.0 million for the six months ended June 30, 2004 from $43.4 million for the six months ended June 30, 2003. Our revenues from equipment sales as part of our wireless activation and services segment increased due to an increased number of subscribers and a higher average sales price per device. Equipment revenues can vary from period to period based on our promotional efforts, which includes subsidizing the costs of the devices purchased by our customers.

MVNO Services Segment

Our revenues from the MVNO services segment increased 94% to $24.8 million for the six months ended June 30, 2004, from $12.8 million for the six months ended June 30, 2003. Revenues from our Liberty Wireless service were $21.3 million and $11.7 million for the six months ended June 30, 2004 and 2003, respectively. The increase was primarily attributable to an increase in the number of subscribers to our Liberty Wireless service.

Data Services Segment

Our revenues from the data services segment decreased 25% to $3.8 million for the six months ended June 30, 2004, from $5.1 million for the six months ended June 30, 2003 due to a decrease in the number of subscribers to our data services.

Cost of Revenues

Total cost of revenues increased 62% to $51.1 million for the six months ended June 30, 2004, from $31.6 million for the six months ended June 30, 2003. Cost of revenues from the wireless activation and services segment increased 76% to $34.4 million for the six months ended June 30, 2004, from $19.5 million for the six months ended June 30, 2003. Cost of revenues from the MVNO services segment increased 74% to $15.7 million for the six months ended June 30, 2004, from $9.0 million for the six months ended June 30, 2003. Cost of revenues from the data services segment decreased 68% to $968,000 for the six months ended June 30, 2004, from $3.0 million for the six months ended June 30, 2003. The majority of the increase in total cost of revenues is attributable to increases in business volume, as a result of increased activations in the wireless activation and services segment and increased subscribers in the MVNO services segment, offset by a reduction in subscribers in the data services segment.

Wireless Activation and Services Segment

Our cost of revenues from the wireless activation and services segment increased 76% to $34.4 million for the six months ended June 30, 2004, from $19.5 million for the six months ended June 30, 2003. The increase is attributable to an increase in volume of activations and an increase in the average cost of the equipment. As a percentage of wireless activation and services revenues, cost of revenues decreased from 62% for the six months ended June 30, 2003 to 56% for the six months ended June 30, 2004 due to the sale of more advanced devices that we were able to sell for higher prices with lower subsidies.

MVNO Services Segment

Our cost of revenues from the MVNO services segment increased 74% to $15.7 million for the six months ended June 30, 2004, from $9.0 million for the six months ended June 30, 2003. The increase is attributable to an increase in the number of subscribers to our Liberty Wireless service, which resulted in an increase in total usage of airtime. As a percentage of MVNO services revenues, cost of revenues decreased from 70% for the six months ended June 30, 2003 to 63% for the six months ended June 30, 2004 as we achieved a reduction in our average cost per minute by aligning our airtime costs with customer usage and obtaining volume discounts. We expect cost of revenues to increase as we continue to grow our subscriber base. However, we expect cost of revenues to decline as a percentage of revenues as we increase our usage and continue to achieve higher volume discounts.

Data Services Segment

Our cost of revenues from the data services segment decreased 68% to $968,000 for the six months ended June 30, 2004, from $3.0 million for the six months ended June 30, 2003. The decrease is attributable to a decrease in the number of subscribers.

Comparison of Years Ended December 31, 2003 and December 31, 2002

Revenues

Total revenues increased 116% to $136.1 million for 2003, from $63.0 million for 2002. The increase was principally attributable to increases in our wireless activation and services and our MVNO services segments. Revenues from the wireless activation and services segment increased 85% to $91.2 million for 2003, from $49.2 million for 2002. Revenues from the MVNO services segment increased 545% to $36.1 million for 2003, from $5.6 million for 2002. Revenues from the data services segment increased 9% to $8.9 million for 2003, from $8.2 million for 2002. For 2003, revenues from our top three wireless carriers represented 49% of our total revenues.

Wireless Activation and Services Segment

Our revenues from the wireless activation and services segment increased 85% to $91.2 million for 2003, from $49.2 million for 2002. The increase was primarily attributable to an increase in the number of activations. Prior to the quarter ended December 31, 2003 the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB No. 101, permitted us to defer 100% of our revenues from carriers until the expiration of any applicable commission chargeback period which typically ranges from 90 to 180 days depending on the wireless carrier. SAB No. 101 permitted us to recognize these deferred revenues once we had sufficient historical evidence to accurately estimate and reserve for future deactivations. As a result, beginning in the fourth quarter 2003, we obtained the evidence to accurately estimate future deactivations and recorded approximately $17.3 million in cumulative revenues previously deferred and provided a reserve for future deactivations based on historical experience. Gross carrier commissions for current period activations subject to charge-backs increased 50% to $97.7 million for the year ended December 31, 2003 from $65.3 million for the year ended December 31, 2002.

MVNO Services Segment

Our revenues from the MVNO services segment increased 545% to $36.1 million for 2003, from $5.6 million for 2002. The increase was primarily attributable to increased revenues from our Liberty Wireless service which was launched in August 2002.

Data Services Segment

Our revenues from the data services segment increased 9% to $8.9 million for 2003, from $8.2 million for 2002. Data service revenues remained relatively constant with higher revenues per subscriber offsetting a decrease in the number of subscribers.

Cost of Revenues

Total cost of revenues increased 94% to $76.5 million for 2003, from $39.4 million for 2002. Cost of revenues from the wireless activation and services segment increased 51% to $45.4 million for 2003, from $30.1 million for 2002. Cost of revenues from the MVNO services segment increased 700% to $27.2 million for 2003, from $3.4 million for 2002. Cost of revenues from the data services segment decreased 33% to $3.9 million for 2003, from $5.8 million for 2002. The majority of the increase in total cost of revenues is attributable to increases in business volume, as a result of increased activations in the wireless activation and services segment, the MVNO services segment due to the launch of Liberty Wireless in August 2002, offset by a reduction in subscribers in the data services segment.

Wireless Activation and Services

Our cost of revenues from the wireless activation and services segment increased 51% to $45.4 million for 2003, from $30.1 million for 2002. The increase is attributable to an increase in volume of activations and an increase in the average cost of the equipment. As a percentage of wireless activation and services revenues, cost of revenues decreased from 61% for 2002 to 50% for 2003 due to the sale of more advanced devices that we were able to sell for higher prices with lower subsidies.

MVNO Services Segment

Our cost of revenues from the MVNO services segment increased 700% to $27.2 million for 2003, from $3.4 million for 2002. The increase was primarily attributable to amounts paid for wireless airtime minutes and increased costs of equipment and shipping in connection with our increase in subscribers to our Liberty Wireless service which was launched in August 2002.

Data Services Segment

Our cost of revenues from the data services segment decreased 33% to $3.9 million for 2003, from $5.8 million for 2002. The decrease in cost of revenues was attributable to a decrease in the number of subscribers.

Comparison of Years Ended December 31, 2002 and December 31, 2001

Revenues

Total revenues increased 381% to $63.0 million for 2002, from $13.1 million for 2001. The increase was principally attributable to increases in our wireless and activation services segment and to a lesser degree, increases in our MVNO and data services segments. Revenues from the wireless activation and services segment increased 441% to $49.2 million for 2002, from $9.1 million for 2001. Revenues from the MVNO services segment increased to $5.6 million for 2002. We had no MVNO services segment revenues in 2001. Revenues from the data services segment increased 105% to $8.2 million for 2002, from $4.0 million for 2001.

Wireless Activation and Services Segment

Our revenues from the wireless activation and services segment increased 441% to $49.2 million for 2002, from $9.1 million for 2001. During 2002, we generated approximately $6 million in revenue through channels acquired in the Simplexity acquisition. Gross carrier commission for current period activations subject to charge-backs increased 228% to $65.3 million for the year ended December 31, 2002 from $19.9 million for the year ended December 31, 2001.

MVNO Services Segment

Our revenues from the MVNO services segment increased to $5.6 million for 2002. There were no Liberty Wireless service and MVNO equipment revenues in 2001 as the Liberty Wireless service was not launched until August 2002.

Data Services Segment

Our revenues from the data services segment increased 105% to $8.2 million for 2002, from $4.0 million for 2001. The increase in data services revenue was primarily attributable to revenue from our acquisition of GadgetSpace.

Cost of Revenues

Total cost of revenues increased 290% to $39.4 million for 2002, from $10.1 million for 2001. The majority of the increase is attributable to increases in business volume, as a result of increased activations in the wireless activation and services segment, and the MVNO services segment due to the launch of Liberty Wireless in August 2002, offset by a reduction in subscribers in the data services segment.

Wireless Activation and Services Segment

Our cost of revenues from the wireless activation and services segment increased 336% to $30.1 million for 2002, from $6.9 million for 2001. The increase is attributable to an increased volume of activations and the related higher costs of equipment. As a percentage of wireless activation and services revenues, cost of revenues decreased from 76% for 2001 to 61% for 2002 due to the sale of more advanced devices that we were able to sell for higher prices with lower subsidies.

MVNO Services Segment

Our cost of revenues from the MVNO services segment were to $3.4 million for 2002. Our costs are a result of the launch of our Liberty Wireless service in August 2002.

Data Services Segment

Our cost of revenues from the data services segment increased 81% to $5.8 million for 2002, from $3.2 million for 2001. The increase in data services cost of revenues was primarily attributable to cost of revenues from our acquisition of GadgetSpace.

Financial Statement Review

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenues:

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2003	2003	2004	2003	2004
				(unaudited)
Revenues:
Activations and services	69%	82%	87%	83%	81%	84%	82%
Equipment	31	18	13	17	19	16	18

Total revenues	100	100	100	100	100	100	100

Cost of revenues, excluding depreciation and amortization:
Activations and services	24	13	16	21	12	19	13
Equipment	53	50	40	51	44	45	44

Total cost of revenues	77	63	56	72	56	64	57

Operating expenses:
General and administrative, excluding depreciation and amortization	112	45	30	43	24	40	25
Sales and marketing, excluding depreciation and amortization	38	28	22	28	23	26	24
Depreciation and amortization	4	4	4	5	3	4	3
Impairment of goodwill and intangibles	—	5	2	—	—	—	—
Loss on investment	—	—	—	—	—	—	—

Total operating expenses	154	82	58	76	50	70	52

Operating loss	(131)	(45)	(14)	(48)	(6)	(34)	(9)
Other expense	(1)	(1)	(1)	(1)	—	(1)	—

Net loss	(132)%	(46)%	(15)%	(49)%	(6)%	(35)%	(9)%

Comparison of Three Months Ended June 30, 2004 and June 30, 2003

Revenues

Total revenues increased 95% to $50.1 million for the three months ended June 30, 2004, from $25.7 million for the three months ended June 30, 2003. During the three months ended June 30, 2004, revenues from our top three wireless carriers represented 46% of our total revenues. The majority of the increase is attributable to increases in business volume, as a result of increased activations in wireless activation and services, and increased subscribers to our MVNO services, offset by a reduction in subscribers in our data services segment.

Activations and Services

Our activations and services revenues increased 89% to $40.4 million for the three months ended June 30, 2004, from $21.4 million for the three months ended June 30, 2003. The change in revenues of $19.0 million is attributable to a $15.8 million increase in revenues from our wireless activation and services segment, a $4.2 million increase in revenues from our MVNO services segment, and a $1.0 million decrease in revenues from our data services segment. We expect revenues to continue to increase subject to quarter-to-quarter fluctuations based upon seasonality and other factors.

Equipment

Our revenues from sales of equipment increased 126% to $9.7 million for the three months ended June 30, 2004, from $4.3 for the three months ended June 30, 2003. The increase was attributable to a $4.3 million and $1.1 million increase in revenues from equipment sales in connection with our wireless activation and MVNO services segments, as well as a $21,000 decrease in revenues from equipment sales in connection with our data services segment. Equipment revenues can vary from period to period based on our promotional efforts, which includes subsidizing the costs of the devices. We expect revenues to continue to increase subject to quarter-to-quarter fluctuations based upon seasonality and other factors.

Cost of Revenues

Total cost of revenues increased 51% to $28.1 million for the three months ended June 30, 2004, from $18.6 million for the three months ended June 30, 2003. The majority of the increase is attributable to increases in business volume, as a result of increased activations in wireless activation and services, increased subscribers in our MVNO services, offset by a reduction in subscribers in our data services segment.

Activations and Services

Our cost of activations and services revenues increased 5% to $5.8 million for the three months ended June 30, 2004, from $5.5 million for the three months ended June 30, 2003. The increase is attributable to an increase in the number of subscribers to our MVNO services, which resulted in an increase in total usage of airtime. As a percentage of activations and services revenues, cost of revenues decreased from 26% for the three months ended June 30, 2003 to 14% for the three months ended June 30, 2004 as we achieved a reduction in our average cost per minute by aligning our airtime costs with customer usage and obtaining volume discounts. We expect cost of revenues to increase as we continue to grow our MVNO services subscriber base. However, we expect cost of revenues to decline as a percentage of revenues as we increase our usage and continue to achieve higher volume discounts.

Equipment

Our cost of equipment revenues increased 70% to $22.3 million for the three months ended June 30, 2004, from $13.1 million for the three month ended June 30, 2003. The increase is attributable to an increase in volume of wireless activation and new MVNO customers and an increase in the average cost of the equipment. As a percentage of equipment revenues, cost of revenues decreased from 305% for the three months ended June 30, 2003 to 230% for the three months ended June 30, 2004 due to the sale of more advanced devices that we were able to sell for higher prices with lower subsidies. We expect to continue to subsidize the cost of equipment to support the growth of our services revenues.

Operating Expenses

General and Administrative.    Our general and administrative expenses increased 7% to $11.9 million for the three months ended June 30, 2004, from $11.1 million for the three months ended June 30, 2003. General and administrative expenses increased as a result of increased staffing to support growth, offset in part by the effects of automation of customer care services and outsourcing of call center operations. We expect general and administrative expenses to continue to increase as we grow our business, however, we expect revenues to grow at a faster pace than general and administrative expenses. We also expect general and administrative expenses to increase as a result of the additional costs we will incur as a public company.

Sales and Marketing.    Our sales and marketing expenses increased 57% to $11.3 million for the three months ended June 30, 2004, from $7.2 million for the three months ended June 30, 2003. The increase primarily reflects a change in marketing mix from email marketing to higher-cost Internet advertising. We expect sales and marketing expenses to continue to increase as we grow our business, however, we expect revenues to grow at a faster pace than sales and marketing expenses.

Depreciation and amortization.    Our depreciation and amortization expenses remained constant at $1.4 million for the three months ended June 30, 2004 and for the three months ended June 30, 2003. This reflects an increase in capital expenditures offset by an equal decrease in fully depreciated assets.

Loss on investment.    Our loss on investment was $150,000 for the three months ended June 30, 2004. We had no loss on investment for the three months ended June 30, 2003. This expense is due to the decline in market value of a publicly-traded company in which we hold warrants.

Net Loss.    Net loss decreased 77% to $2.9 million for the three months ended June 30, 2004, from $12.7 million for the three months ended June 30, 2003. Given our increasing operating expenses, we are depending upon our ability to continue to increase our revenues at a faster pace in order to further reduce our net loss or achieve profitability in the future.

Comparison of Six Months Ended June 30, 2004 and June 30, 2003

Revenues

Total revenues increased 82% to $90.2 million for the six months ended June 30, 2004, from $49.6 million for the six months ended June 30, 2003. The majority of the increase is attributable to increases in business volume, as a result of increased activations in our wireless activation and services segment, and increased subscribers in our MVNO services segment, offset by a reduction in subscribers in our data services segment.

Activations and Services

Our activations and services revenues increased 77% to $73.8 million for the six months ended June 30, 2004, from $41.8 million for the six months ended June 30, 2003. The change in revenues of $32.0 million is attributable to a $23.6 million and $9.6 million increase in revenues from our wireless activation and services and MVNO services segments, respectively, offset by a $1.2 million decrease in revenues from our data services segment.

Equipment

Our revenues from sales of equipment increased 110% to $16.4 million for the six months ended June 30, 2004, from $7.8 million for the six months ended June 30, 2003. The increase was attributable to a $6.1 million and $2.5 million increase in revenues from equipment sales in connection with our wireless activation and MVNO services segments, respectively, offset by a $51,000 decrease in revenues from equipment sales in connection with our data services segment.

Cost of Revenues

Total cost of revenues increased 62% to $51.1 million for the six months ended June 30, 2004, from $31.6 million for the six months ended June 30, 2003. The increase was attributable to a $2.5 million increase in cost of activations and services revenues and $16.9 increase in cost of equipment revenues.

Activations and Services

Total cost of activations and services revenues increased 27% to $11.8 million for the six months ended June 30, 2004, from $9.3 for the six months ended June 30, 2003. Cost of revenues from MVNO services segment increased 73% to $10.9 million for the six months ended June 30, 2004, from $6.3 million for the six months ended June 30, 2003. Cost of revenues from data services segment decreased 68% to $957,000 for the six months ended June 30, 2004, from $3.0 million for the six months ended June 30, 2003.

Equipment

Our cost of revenues from equipment sales increased 76% to $39.2 million for the six months ended June 30, 2004, from $22.3 million for the six months ended June 30, 2003. The increase was attributable to a $14.9 million and $2.1 million increase in cost of revenues from equipment sales in connection with our wireless activation and services and MVNO services segments, respectively, offset by a $31,000 decrease in data service cost of revenues. As a percentage of equipment revenues, cost of revenues decreased from 287% for the six months ended June 30, 2003 to 240% for the six months ended June 30, 2004 due to the sale of more advanced devices that we were able to sell for higher prices with lower subsidies.

Operating Expenses

General and Administrative.    Our general and administrative expenses increased 13% to $22.1 million for the six months ended June 30, 2004, from $19.6 million for the six months ended June 30, 2003. General and administrative expenses increased as a result of increased staffing in the MVNO and data services segment to support its growth, offset in part by the effects of automation of customer care services and outsourcing of call center operations. We expect general and administrative expenses to continue to increase as we grow our business, however, we expect revenues to grow at a faster pace than general and administrative expenses.

Sales and Marketing.    Our sales and marketing expenses increased 64% to $21.3 million for the six months ended June 30, 2004, from $13.0 million for the six months ended June 30, 2003. The increase primarily reflects a change in marketing mix from email marketing to higher-cost Internet advertising. We expect sales and marketing expenses to continue to increase as we grow our business, however, we expect revenues to grow at a faster pace than sales and marketing expenses.

Depreciation and amortization.    Our depreciation and amortization expenses increased 25% to $3.0 million for the six months ended June 30, 2004, from $2.4 million for the six months ended June 30, 2003. The increase resulted from the costs associated with developing new functionality, the launching of our Wirefly.com website, the development of our unified communications platform and acquisition-related amortization of intangibles.

Loss on investment.    Our loss on investment was $150,000 for the six months ended June 30, 2004. We had no loss on investment for the six months ended June 30, 2003. This expense is due to the decline in market value of a publicly-traded company in which we hold warrants.

Net Loss.    Net loss decreased 55% to $7.7 million for the six months ended June 30, 2004, from $17.3 million for the six months ended June 30, 2003. Given our increasing operating expenses, we are depending upon our ability to continue to increase our revenues at a faster pace in order to further reduce our net loss or achieve profitability in the future.

Comparison of Years Ended December 31, 2003 and December 31, 2002

Revenues

Total revenues increased 116% to $136.1 million for 2003, from $63.0 million for 2002. The increase was principally attributable to increases in our MVNO and data services segments. Revenues from wireless activation and services segment increased 85% to $91.2 million for 2003, from $49.2 million for 2002. Revenues from MVNO services segment increased 545% to $36.1 million for 2003, from $5.6 million for 2002. Revenues from data services segment increased 9% to $8.9 million for 2003, from $8.2 million for 2002

Activations and Services

Our activations and services revenues increased 129% to $119.1 million for 2003, from $51.9 million for 2002. The change in revenues was due to a $39.3 million, $27.0 million and $803,000 increase in activations and services revenues from our wireless activation, MVNO and data services segments, respectively. From October 1999 through September 30, 2003, the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101 Revenue Recognition, or SAB No. 101, permitted us to defer 100% of our wireless activation and services revenues from carriers until the expiration of any applicable deactivation period, which typically ranges from 90 to 180 days depending on the wireless network carrier. This deferral resulted in a reduction in commissions revenue. SAB No. 101 permitted us to recognize these deferred revenues once we had sufficient historical experience to accurately estimate and reserve for future deactivation. As a result, revenues for 2003 included approximately $13.6 million of previously deferred wireless carrier revenues.

Equipment

Our revenues from the sale of equipment increased 53% to $17.0 million for 2003, from $11.1 million for 2002. The increase was attributable to a $2.7 million and $3.4 million increase in revenues from equipment sales in connection with our wireless activation and MVNO services segments, respectively, offset by a $116,000 decrease in revenues from equipment sales in connection with our data services segment.

Cost of Revenues

Total cost of revenues increased 94% to $76.5 million for 2003, from $39.4 million for 2002. The majority of the increase is attributable to increases in business volume, as a result of increased activations in wireless activation and services, MVNO services due to the launch of Liberty Wireless in August 2002, offset by a reduction in subscribers in our data services segment.

Activations and Services

Our cost of activations and services revenues increased 152% to $21.2 million for 2003, from $8.4 million for 2002. The change in cost of revenues of $12.8 million is attributable to amounts paid for wireless airtime minutes in connection with our increase in MVNO services subscribers. The increase was primarily attributable to amounts paid for wireless airtime minutes in connection with our increase in MVNO services subscribers, which services were launched in August 2002. As a percentage of wireless activation and services revenues, cost of revenues increased from 16% in 2002 to 18% in 2003 principally due to an increase in our allowance for deactivations for sales through a channel partner added in 2003 that was discontinued in 2004.

Equipment

Our cost of revenues from equipment sales increased 78% to $55.3 million for 2003, from $31.0 million for 2002. The increase was attributable to a $15.3 million and $9.1 million increase in revenues from equipment sales in connection with our wireless activation and MVNO services segments, respectively, offset by a $66,000 decrease in revenues from equipment sales in connection with our data services segment. As a percentage of equipment revenues, the cost of revenues increased in 2003 as we increased the discount on equipment prices that we offered new subscribers in order to drive increased revenues.

Operating Expenses

General and Administrative.    Our general and administrative expenses increased 41% to $40.3 million for 2003, from $28.6 million for 2002. The increase primarily reflects increased head count and the overall growth in our infrastructure to support our increased revenues. General and administrative expenses for 2002 included a write-off of $1.3 million in expenses relating to our postponed initial public offering. We expect general and administrative expenses to continue to increase as we grow our business, however, we expect revenues to grow at a faster pace than general and administrative expenses.

Sales and Marketing.    Our sales and marketing expenses increased 73% to $30.6 million for 2003, from $17.7 million for 2002. The increase primarily reflects an increase in marketing fees paid to our marketers primarily reflects a change in marketing mix from email marketing to higher-cost Internet advertising. We expect sales and marketing expenses to continue to increase as we grow our business, however, we expect revenues to grow at a faster pace than sales and marketing expenses.

Depreciation and Amortization.    Our depreciation and amortization expenses increased 108% to $5.4 million for 2003, from $2.6 million for 2002. The increase resulted from the development costs associated with the launching of our Wirefly.com website and acquisition related amortization of intangibles.

Impairment of Goodwill and Intangibles.    Our impairment of goodwill and intangibles expenses decreased 27% to $2.4 million for 2003 from $3.3 million for 2002. Impairment expenses in 2003 related to the write-off of intangible assets acquired in connection with our acquisition of GadgetSpace. Impairment expenses in 2002 related to the write-off of intangible assets acquired in connection with our acquisition of Reason.

Net Loss.    Net loss decreased 30% to $20.2 million for 2003, from $29.0 million for 2002. The decrease in net loss was principally due to the deferral of carrier revenues from 2002 into 2003. Given our increasing operating expenses, we are depending upon our ability to continue to increase our revenues at a faster pace in order to further reduce our net loss or achieve profitability in the future.

Comparison of Years Ended December 31, 2002 and December 31, 2001

Revenues

Total revenues increased 381% to $63.0 million for 2002, from $13.1 million for 2001. The change in revenues of $49.9 million was principally attributable to increases in our wireless and activation services segment and to a lesser degree, increases in our MVNO and data services segments. Revenues from wireless activation and services segment increased 441% to $49.2 million for 2002, from $9.1 million for 2001. Revenues from MVNO services segment increased to $5.6 million for 2002. We had no MVNO services segment revenues in 2001. Revenues from data services segment increased 105% to $8.2 million for 2002, from $4.0 million for 2001.

Activations and Services

Our activations and services revenues increased 470% to $51.9 million for 2002, from $9.1 million for 2001. The change in revenues was due to a $32.9 million, $5.2 million and $4.7 million increase in activations and services revenues from our wireless activation and services, MVNO and data services segments, respectively. Additionally, we generated approximately $6.0 million in revenue through channels acquired in the Simplexity acquisition.

Equipment

Our revenues from equipment sales increased to $11.1 million for 2002 from $4.0 million in 2001, primarily as a result of increased sales of equipment in connection with our wireless activation and services. We had no MVNO equipment revenues in 2001 as the Liberty Wireless service was not launched until August 2002.

Cost of Revenues

Total cost of revenues increased 290% to $39.4 million for 2002, from $10.1 million for 2001. The majority of the increase is attributable to increases in business volume, as a result of increased activations in wireless activation and services, MVNO services due to the launch of Liberty Wireless in August 2002, offset by a reduction in subscribers in our data services segment.

Activations and Services

Our cost of activations and services revenues increased 171% to $8.4 million for 2002, from $3.1 million for 2001. Our costs increased primarily as a result of the launch of our Liberty Wireless service in August 2002 and an increase in our data services subscribers.

Equipment

Our cost of revenues from sales of equipment increased 343% to $31.0 million for 2002 from $7.0 million for 2001. Cost of equipment revenues in 2001 was solely related to our wireless activation and services segment as Liberty Wireless service was not launched until August 2002.

Operating Expenses

General and Administrative.    Our general and administrative expenses increased 96% to $28.6 million for 2002, from $14.6 million for 2001. The increase primarily reflects increased headcount and the overall growth in our infrastructure to support our increased revenues. Our general and administrative expenses increased from our acquisitions of Reason, GadgetSpace and Simplexity as well as $1.3 million in expenses relating to our postponed initial public offering. This increase also reflects a 200% increase to $5.1 million for 2002, from $1.7 million for 2001 in stock-based compensation due to an increase in the estimated fair value of our underlying common stock.

Sales and Marketing.    Our sales and marketing expenses increased 254% to $17.7 million for 2002, from $5.0 million for 2001, as a result of our increase in sales. The increase of $12.7 million primarily reflects an increase of $8.8 million in marketing fees paid to our marketers as a result of growth in our business, expansion of channel partnerships and new marketing relationships. Other sales and marketing expenses including employee costs, increased by $2.9 million and other sales and marketing related costs increased by $957,000.

Depreciation and Amortization.    Our depreciation and amortization expenses increased 434% to $2.6 million for 2002, from $487,000 for 2001. The increase reflects increased capital spending, website development and the amortization of acquired intangibles.

Impairment of Goodwill and Intangibles.    Our impairment of goodwill and intangibles was $3.3 million for 2002 which related to the write-off of intangibles from our acquisition of Reason in January 2002. We had no such expense in 2001.

Net Loss.    Net loss increased 68% to $29.0 million for 2002 from $17.3 million for 2001. Our net loss increase was principally attributable to the continued investment in business processes and marketing relationships.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the ten most recent quarters, as well as the percentage of total revenues for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(unaudited)
Revenues:	(dollars in thousands)
Activations and services	$7,827	$11,687	$14,102	$18,273	$20,407	$21,441	$26,564	$50,679	$33,422	$40,405
Equipment	2,113	3,096	3,183	2,727	3,479	4,296	5,203	4,067	6,654	9,697

Total revenues	9,940	14,783	17,285	21,000	23,886	25,737	31,767	54,746	40,076	50,102

Cost of revenues, excluding depreciation and amortization:
Activations and services	1,354	1,424	1,915	3,674	3,781	5,511	5,478	6,433	6,029	5,807
Equipment	7,646	7,070	7,352	8,958	9,191	13,089	17,197	15,833	16,947	22,289

Total cost of revenues	9,000	8,494	9,267	12,632	12,972	18,600	22,675	22,266	22,976	28,096

Operating expenses:
General and administrative, excluding depreciation and amortization	6,806	5,927	6,818	9,032	8,533	11,100	9,787	10,840	10,143	11,916
Sales and marketing, excluding depreciation and amortization	2,973	3,431	5,784	5,490	5,747	7,174	8,178	9,501	10,020	11,317
Depreciation and amortization	545	765	452	837	988	1,412	1,353	1,681	1,609	1,425
Impairment of goodwill and intangibles	—	3,315	—	—	—	—	386	2,045	—	—
Loss on investment	—	—	—	—	—	—	—	—	—	150

Total operating expenses	10,324	13,438	13,054	15,359	15,268	19,686	19,704	24,067	21,772	24,808

Operating profit (loss)	(9,384)	(7,149)	(5,036)	(6,991)	(4,354)	(12,549)	(10,612)	8,413	(4,672)	(2,802)
Interest income	51	43	84	112	65	52	88	82	65	69
Interest expense	(196)	(188)	(157)	(196)	(234)	(234)	(782)	(158)	(177)	(191)

Other expense	(145)	(145)	(73)	(84)	(169)	(182)	(694)	(76)	(112)	(122)
Net income (loss)	$(9,529)	$(7,294)	$(5,109)	$(7,075)	$(4,523)	$(12,731)	$(11,306)	$8,337	$(4,784)	$(2,924)

Revenues:
Activations and services	79%	79%	82%	87%	85%	83%	84%	93%	83%	81%
Equipment	21	21	18	13	15	17	16	7	17	19

Total revenues	100	100	100	100	100	100	100	100	100	100

Cost of revenues, excluding depreciation and amortization:
Activations and services	14	10	11	17	16	21	17	12	15	12
Equipment	77	47	43	43	38	51	54	29	42	44

Total cost of revenues	91	57	54	60	54	72	71	41	57	56

Operating expenses:
General and administrative, excluding depreciation and amortization	68	40	40	43	36	43	31	20	26	24
Sales and marketing, excluding depreciation and amortization	30	23	33	26	24	28	26	17	25	23
Depreciation and amortization	5	5	3	4	4	5	5	3	4	3
Impairment of goodwill and intangibles	—	23	0	0	0	(0)	1	4	—	0
Loss on investment	—	0	0	0	0	0	0	0	—	0

Total operating expenses	103	91	76	73	64	76	63	44	55	50

Operating income (loss)	(94)	(48)	(30)	(33)	(18)	(48)	(34)	15	(12)	(6)

Other expense	(1)	(1)	(0)	(1)	(1)	(1)	(2)	(0)	—	(0)

Net income (loss)	(95)%	(49)%	(30)%	(34)%	(19)%	(49)%	(36)%	15%	(12)%	(6)%

The increases in our revenues are generally attributable to the overall growth in our businesses resulting primarily from an increase in wireless activations and MVNO subscribers. As a result of the impact of the change in our accounting method for deactivations in the fourth quarter of 2003, revenues for each quarter prior to the first quarter of 2004 include previously deferred wireless carrier revenue.

The increase in our cost of revenues as a percentage of revenues beginning in the fourth quarter of 2002 resulted primarily from the launch of our Liberty Wireless service. More recently, beginning in the third quarter of 2003, our cost of revenues has decreased as a result of our obtaining volume-based discounts in our wireless activation and services segment and lower wholesale per minute pricing in our MVNO segment.

Our sales and marketing expenses have increased since the fourth quarter of 2002 as a result of higher marketing and advertising expenditures. We increased our marketing and advertising expenditures in order to increase our volume of activations and to improve the brand awareness of our websites.

Our general and administrative expenses as a percentage of revenues have decreased from the quarter ended December 31, 2002 as our revenues have continued to grow and we have benefited from the leverage of our e-commerce platform and operational infrastructure.

Liquidity and Capital Resources

Since inception, we have funded our operations principally through the sale of equity securities and to a lesser extent, subordinated debt, credit facilities and capital leases. The significant components of our working capital are inventory and liquid assets such as cash and trade accounts receivable, reduced by accounts payable, accrued expenses and the current portion of our bank line of credit.

As of June 30, 2004, we had cash and cash equivalents of $32.0 million and debt obligations of $10.7 million, including a $5.7 million line of credit and a $5.0 million term loan. Due to the seasonal nature of our business, cash and cash equivalents, inventory and accounts payable are generally higher in the fourth quarter, resulting in fluctuations in our working capital.

Net cash provided or (used) by company activities was $16.4 million, ($1.3) million, and $11.4 million in 2003, 2002 and 2001, respectively, and was $2.9 million and $20.4 million for the six months ended June 30, 2004 and 2003, respectively. Overall, net cash provided in each of these periods was primarily attributable to proceeds from the sale of equity securities, subordinated debt and credit facilities, offset by an increase in the net loss from operations, a decrease in working capital as well as an increase in property, plant and equipment attributable to the increase in capitalized labor cost and costs associated with expanding our infrastructure.

Net cash used by operating activities was $6.6 million, $4.2 million and $5.5 million in 2003, 2002 and 2001, respectively. The increase in cash used by operating activities in 2003 as compared to 2002 was primarily due to an increase in the net loss from operations which was partially offset by an increase in accounts payable and accrued expenses. Net cash provided by operating activities during the six months ended June 30, 2004 was $2.2 million, and net cash used in operating activities during June 30, 2003 was $5.8 million. The decrease in cash used in operating activities in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 was primarily due to a decrease in the net loss from operations and inventory levels which was partially offset by an increase in accounts payable and deferred revenue. Increases to accounts payable and accrued expenses and decreases to accounts receivable and deferred costs have a positive impact on our cash flow. The impact of these account movements will vary on a quarterly and annual basis.

Net cash used by investing activities was $3.3 million, $3.3 million and $1.3 million in 2003, 2002 and 2001, respectively. The increase in cash used by investing activities in 2002 as compared to 2001 was primarily due to an increase in property, plant and equipment attributable to the increase in capitalized labor cost and costs associated with expanding our infrastructure that was offset by cash received from the acquisitions of Reason and Simplexity. The net cash used by investing activities during the six months ended June 30, 2004 and June 30, 2003 was $3.0 million and $2.2 million, respectively. The increase in cash used in investing activities in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 was primarily due to an increase in the purchase of property, plant and equipment and an increase in capitalized labor cost and costs associated with expanding our infrastructure.

Net cash provided by financing activities was $26.3 million, $6.2 million and $18.2 million in 2003, 2002 and 2001, respectively, and was $3.7 and $28.4 million for the six months ended June 30, 2004 and 2003, respectively. Net cash provided in each of these periods was primarily attributable to proceeds from the sale of equity securities, subordinated debt, and credit facilities.

We have also borrowed money to finance our operations and purchase equipment. In March 2002, we entered into a line of credit and term loan facility with Comerica Bank, which we subsequently amended in July 2002, September 2002, August 2003 and June 2004. This credit facility currently consists of a $5.0 million term loan and a $15.0 million revolving line of credit, which line of credit will increase to $25.0 million upon the completion of this offering. The amount available for us to borrow under the revolving line of credit is subject to our meeting borrowing base requirements relating to accounts receivable and inventory. Through October 31, 2004, we may borrow the lesser of (i) $25.0 million or (ii) $3.0 million plus the borrowing base. Beginning November 1, 2004, we may borrow the lesser of (i) $25.0 million or (ii) the borrowing base. Our revolving line of credit matures on December 2, 2005 and accrues interest at the London Interbank Offer Rate, or LIBOR, plus 2.75%. Interest on advances under the revolving line of credit is payable monthly. Our term loan matures on August 7, 2008 and accrues interest at LIBOR plus 3.00%. Interest on the term loan is payable monthly. As of June 30, 2004, there was $5.0 million outstanding under the term loan and $5.7 million outstanding under the revolving line of credit. This facility is secured by a first priority lien on all of our assets. For the period December 31, 2003 through May 31, 2004, the Company did not meet the tangible net worth requirements of its loan covenants. The bank provided the Company with a waiver of the non-compliance. As of June 30, 2004, we were in compliance with our financial and nonfinancial covenants.

In connection with our loan arrangement with Comerica Bank, we issued warrants to purchase 28,761, 12,020, 25,253, 3,846, 20,408 and 67,475 shares of common stock at exercise prices of $1.36, $2.50, $3.96, $15.60, $5.88 and $5.88 per share in May 2000, January 2001, March 2002, September 2002, August 2003 and June 2004, respectively. These warrants were recorded at their fair value at the date of issuance as a discount to the related debt and are recorded as additional interest expense over the term of the agreements.

We expect to devote substantial resources to continue to expand our customer base, maintain and enhance our e-commerce platform, and focus on customer service. During the next 12 months, we expect capital expenditures to total approximately $6.0 million, including anticipated capital expenditures to be applied to upgrade computer servers and networking equipment to manage increased Internet-based e-commerce sites, MVNO customers and data services products.

Based on our current level of operations and anticipated growth, we believe that our future cash generated from operations, amounts available under our credit facility and future capital leasing arrangements, together with the net proceeds that we will receive from this offering, will be adequate to finance our working capital and other capital expenditure requirements through the foreseeable future. However, future capital and operating requirements may change and will depend on many factors, including the level of our revenues, the expansion of our sales and marketing activities, the cost of our fulfillment operations, potential investments in businesses or technologies and continued market acceptance of our products. Additionally, poor financial results, unanticipated expenses, acquisitions of technologies or businesses or strategic investments or if we do not complete this offering as currently contemplated that could give rise to additional financing requirements sooner than we expect. We could be required, or could elect, to seek additional funding through a public or private equity or debt financing in the future, and this financing may not be available on terms acceptable to us, or at all.

Acquisitions

Since we began operations in 1999, we have grown our business, expanded our services and broadened our customer base through internal growth and acquisitions. To date, we have completed four material acquisitions:

GadgetSpace, Inc.

In December 2001, we acquired the assets of GadgetSpace, a wireless software company located in Cary, North Carolina, for 998,667 shares of our common stock and 416,667 shares of our convertible preferred stock and the assumption of certain liabilities for total consideration valued at $4.9 million at the time of the acquisition. We completed this transaction to add to our data services offering, as well as to add engineers.

Reason, Inc.

In January 2002, we acquired the assets of Reason, a wireless service management company based in Denver, Colorado, in exchange for 608,640 shares of our common stock and 281,344 shares of our convertible preferred stock and the assumption of certain liabilities for total consideration valued at $4.2 million at the time of the acquisition. Through Reason, we acquired additional capabilities for our e-commerce platform.

Simplexity, Inc.

In February 2002, we acquired the assets of Simplexity, an online distributor of wireless devices and services based in Herndon, Virginia, in exchange for 844,043 shares of our common stock and 511,431 shares of our convertible preferred stock and the assumption of certain liabilities for total consideration valued at $8.1 million at the time of the acquisition. In addition in 2003, we issued additional consideration of 376,344 shares of common stock valued at $2.6 million due to certain revenue targets being met during 2002. We obtained some of our retail and online business customers through this acquisition. This acquisition also enhanced our existing distribution channels in the wireless activation and services segment.

Avesair, Inc.

In May 2003, we acquired the assets of Avesair, a mobile marketing company located in Cary, North Carolina, in exchange for 224,130 shares of our common stock and 672,389 shares of our convertible preferred stock and the assumption of certain liabilities for total consideration valued at $3.5 million at the time of the acquisition. We completed this transaction to enhance our data services segment.

We will continue to evaluate potential acquisitions which we may pursue using equity, existing cash, or debt financing. We are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies. Although we will continue to evaluate potential acquisitions and investments as part of our overall strategy, we do not believe that any such transactions are required for us to achieve profitability. The terms and conditions of future acquisitions and investments will be subject to our financial condition and capital resources at the time. To the extent that we do not have sufficient cash or are unable to use debt or equity, we may be unable to pursue such transactions.

Contractual Obligations

The following table summarizes (in thousands) our contractual obligations and the expected effect on liquidity and cash flows.

Contractual Obligations	Total	1-3 Years	4-5 Years	Over 5 Years
Operating leases	$ 4,643	$2,671	$1,633	$339
Debt maturities	10,739	5,739	5,000	—

	$15,382	$8,410	$6,633	$339

Inflation

We believe that inflation has not affected our operations materially.

Qualitative and Quantitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading, speculative or hedging purposes. Our outstanding indebtedness bears interest at LIBOR plus 2.75% and LIBOR plus 3.00% on a revolving line of credit and a term loan, respectively.

Recent Accounting Pronouncements

In December 2003, the SEC issued SAB No. 104, Revenue Recognition which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The provisions of this statement require that any financial instruments that are mandatory-redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. All classes of our redeemable convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore it will not be classified as a liability under the provisions of SFAS No. 150.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, which clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 are effective for financial statements of interim or annual periods issued after January 31, 2003. FIN 46 applies immediately to variable interest entities created, or in which an enterprise obtains a variable interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies to the first interim reporting period ending after March 15, 2004. We do not believe that we have invested in any variable interest entities for which we are the primary beneficiary.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We have adopted the transition and annual disclosure requirements of SFAS No. 148 which are effective for fiscal years ending after December 15, 2002 and have elected to continue to account for employee stock options under APB Opinion No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45, was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by us before December 31, 2002. We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 retains the basic requirements of SFAS No. 121 regarding when to record an impairment loss and provides additional guidance on how to measure an impairment loss. SFAS No. 144 excludes goodwill and intangibles not being amortized from its scope. SFAS No. 144 also supersedes the provisions of APB Opinion No. 30, Reporting the Results of Operations, pertaining to discontinued operations. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 144 did not have a material effect on our financial position, results of operations or liquidity.

BUSINESS

Overview

We operate our business in three business segments: wireless activation and services, MVNO services and data services.

Wireless activation and services. We sell wireless services and devices to consumers through websites that we create and manage for third parties under their own brands. These third parties include online businesses, member-based organizations and associations, and national retailers, whom we refer to collectively as marketers. We also sell services and devices through our own branded websites, including Wirefly.com. Our five largest sources of customers include websites that we create and manage for Yahoo, Quixtar, MSN and AOL, and Google, through which we generate customers for our own branded websites by purchasing advertising.

MVNO services. We also provide wireless services and devices to consumers through wireless airtime service that we purchase wholesale from Sprint. We provide such services as a mobile virtual network operator, or MVNO, under our Liberty Wireless brand. This service utilizes the same e-commerce platform, operational infrastructure and marketing relationships we have developed for our wireless activation and services segment to sell wireless services and devices resulting in what we believe is a cost-effective means of acquiring customers. We also plan to offer marketers the ability to sell wireless services, or MVNO services, to their customers under their own brands using the same e-commerce platform, operational infrastructure and wholesale wireless airtime that we purchase.

Data Services. We leverage the relationships we have established with customers through the sale of wireless services from carriers, as well as our MVNO service, to sell a variety of wireless data services such as unified communications, wireless e-mail and mobile marketing. Our unified communications services allow carriers and us to provide customers with the ability to organize personal communications by providing access to e-mail, voicemail, faxes, contacts, scheduling, calendar and conference calling functionality through a website or telephone. Our mobile marketing services allow carriers and us to deliver wireless advertising and subscription-based content services to the wireless devices of customers to strengthen both marketing efforts and brand awareness.

We have developed a proprietary e-commerce information technology platform that integrates merchandising, provisioning, procurement, customer care and billing operations into a single system for the online sale of wireless services and devices. This platform, which uses a combination of internally developed and licensed technologies, has been designed to serve as a foundation for us to build upon, offer additional products and services and to maximize performance, scalability, reliability and security. For example, this platform supports both the websites that we create and manage for third-party marketers as well as our own branded websites and allows us to manage the sale of wireless services offered from wireless carriers, our Liberty Wireless MVNO service, and MVNO services offered by marketers under their own brands.

We believe our online business model connects wireless carriers, marketers and consumers of wireless services and devices more effectively and efficiently than traditional retail channels. Wireless carriers benefit from broader access to consumers who purchase wireless services and devices on the Internet, which is considered the lowest cost distribution channel, through our marketing relationships with highly-trafficked websites as well as through our own branded websites. Marketers benefit by generating additional revenue from the marketing fees that we pay them for selling wireless services and devices through websites that we create and manage for them, using their brands. Marketers also benefit form our broad carrier relationships and selection of service plans and devices. Consumers benefit from competitive pricing, broad selection and the convenience of using the websites we create and manage for our marketers as well as our own branded websites for purchasing wireless services and devices. Through agreements we have with the seven largest U.S. wireless carriers, T-Mobile, Cingular, Nextel, AT&T Wireless, ALLTEL, Verizon Wireless and Sprint, as well as with several regional wireless carriers, we offer consumers a selection of at least four carriers in each of the 100 U.S. metropolitan markets. Collectively, these carriers’ networks cover 99.4% of the U.S. population.

We are headquartered in Washington, DC and maintain our technology and operations center in Largo, Maryland. Since we began operations in 1999, we have grown our business, expanded our services and broadened our customer base through internal growth and acquisitions. We generate revenues from wireless carriers through commissions and bonuses that we receive for activating wireless subscribers on their networks. We also generate revenues from customers who purchase wireless service plans and devices from our Liberty Wireless service and from customers who subscribe to our wireless data services. For the year ended December 31, 2003, we reported revenues of $136.1 million and a net loss of $20.2 million. For the three months ended June 30, 2004, we reported revenues of $50.1 million and a net loss of $2.9 million. For the six months ended June 30, 2004, we reported revenues of $90.2 million and a net loss of $7.7 million.

Industry Overview

The Internet and Online Commerce

Online shopping has grown substantially, providing businesses with a lower cost sales channel. This growth is primarily a result of the convenience, broader selection and breadth of product information available on the Internet. In addition, continued improvements in payment security and growing access to high-speed Internet connections have made online shopping increasingly efficient and attractive to consumers. According to Forrester Research, Inc., an independent research company, online retail sales were estimated to reach $95.7 billion in 2003 and expected to grow at a compound annual growth rate of 19.2% to $229.9 billion in 2008, or approximately eight times faster than overall retail sales.

Online businesses have a number of competitive advantages over traditional businesses, including lower infrastructure costs, broader consumer reach and the potential for personalized low-cost customer interaction. In addition, online businesses can quickly and efficiently react to changing consumer tastes and preferences by adjusting content, shopping interfaces, the product and service offerings they feature on their websites and the pricing of those product and service offerings. Furthermore, online businesses can more easily compile demographic and behavioral data about consumers in order to increase opportunities for direct marketing and personalized services.

The Wireless Services Industry

Consumers increasingly understand that wireless communications provide enhanced convenience, mobility and personal safety. As a result, over the past few years wireless services have achieved widespread adoption. This widespread adoption has been aided in part by the increasing availability and affordability of cellular and other mobile communications products. According to The Yankee Group, an independent research company, the estimated number of wireless subscribers in the United States has more than doubled from 68.7 million in 1998 to 153.9 million in 2003, representing 54% of the U.S. population in 2003. The Yankee Group expects the number of wireless subscribers to exceed 64% of the U.S. population by 2008. As a result, according to The Yankee Group, revenues from wireless services in the United States are expected to grow from an estimated $93.8 billion in 2003 to $107.4 billion in 2008.

To date, most wireless services in the United States have been offered on a post-paid basis, where subscribers are billed and pay for services after the services have been delivered and used. Much of the future growth of wireless services, however, is expected to be driven by the growth of pre-paid and other non-post-paid service plan offerings, which require wireless subscribers to pay for all or a portion of their airtime usage in advance of the actual use. According to The Yankee Group, the number of prepaid and other non-post-paid service plan subscribers is expected to more than double, from 18.2 million subscribers in 2003 to 50.9 million subscribers by the end of 2008, representing a compound annual growth rate of 22.8%.

The Opportunity

The Internet represents a fast growing and cost-effective distribution channel for wireless carriers, as well as a convenient way for consumers to shop for and purchase wireless services and devices at a lower price. We believe the proportion of wireless services and devices sold on the Internet will grow, creating a significant market opportunity for us.

Wireless carriers are facing increasing competition, excess network capacity as well as new challenges resulting from wireless local number portability. To combat these challenges, the wireless carriers are turning to the Internet as a cost-effective and growing channel to acquire customers, allowing them to boost profitability and increase their return on investment. Additionally, in order to optimize network utilization, carriers are seeking to increase their subscriber base through new product offerings, such as pre-paid services, and new distribution channels such as mobile virtual network operators.

Consumers are faced with an increasingly complex and constantly changing selection of wireless service plans and devices. As the number of service plans offered by wireless carriers has increased, traditional retail channels have been unable to adequately satisfy customers’ needs for real-time information regarding wireless services and devices. Retail stores typically feature wireless services and devices from only a limited number of wireless carriers, resulting in fewer options at any given store for consumers. As a result, consumers must either visit multiple stores or select from a limited choice of wireless offerings. In addition, traditional wireless retail stores typically have high cost structures due to the costs of maintaining, managing and staffing a physical storefront, often resulting in higher wireless device prices to customers. In contrast to the physical retail environment, the Internet offers consumers a number of advantages for purchasing wireless services and devices, including lower prices, broader selection, convenience and the ability to research and comparison shop for the best prices.

Our Value Proposition

We are a leading online seller of wireless services and devices. We have developed a proprietary e-commerce platform to sell these services and devices through private-labeled websites that we create and manage for marketers, as well as through our own branded websites. We have relationships with the seven largest wireless carriers in the United States, allowing us to provide our customers with a broad selection of wireless services and devices. Our online business model provides a new and cost-effective customer acquisition channel for the wireless carriers and affords new revenue opportunities for marketers, while offering consumers competitive prices, broad selection and convenience.

Value to Wireless Carriers

We provide wireless carriers with new subscribers to their networks. Key advantages for wireless carriers include:

•	Growing Customer Acquisition Channel. The Internet is one of the fastest growing channels for selling wireless services and devices. We provide the wireless carriers with broader access to this channel through the private-labeled websites we create and manage for marketers and through our own branded websites. Wireless carriers also benefit from our ability to offer multiple service plan and device combinations and effectively implement marketing campaigns or special offers.

•	Lower Customer Acquisition Cost. Our online business model enables wireless carriers to acquire customers at a lower cost than they would incur using traditional retail channels.

•	Network Utilization. By purchasing wholesale airtime minutes and selling them to customers through our MVNO services, we provide an additional channel for a wireless carrier to sell excess network capacity.

Value to Marketers

We provide our marketers with websites, branded to their specifications, which allow them to sell wireless services and devices to consumers. Key advantages for marketers include:

•	Expanded Services. By enabling marketers to sell wireless services and devices through our broad carrier relationships, we expand their service offerings and increase the frequency and length of use of their websites by consumers. Our e-commerce platform enables marketers to focus on marketing and branding, while relieving them of the operational burden associated with merchandising, provisioning, procurement, customer care and billing of wireless services.

•	Ability to Monetize Customers. Our online business model creates new opportunities for marketers to monetize their customers by generating revenues from the sale of wireless services and devices. Our broad selection of products and services also allows marketers to address multiple demographic segments within their customer base, thus increasing their revenue opportunities.

Value to Consumers

We offer consumers competitive prices, broad selection and the convenience of comparing and purchasing wireless services and devices on the Internet. Key advantages for consumers include:

•	Competitive Pricing. We are able to offer consumers competitive pricing on wireless devices when they purchase a service plan due to the lower cost structure of our online business model. In addition, consumers also benefit from the ability to research and comparison shop for the best prices offered by the seven largest U.S. wireless carriers, as well as several regional carriers.

•	Broad Selection. We have agreements with the seven largest U.S. wireless carriers, providing service coverage to 99.4% of the U.S. population. In each of the top 100 U.S. metropolitan markets we offer service plans from at least four wireless carriers. Our websites also feature a broad selection of the latest wireless devices from a variety of leading manufacturers.

•	Superior Shopping Experience. Our websites provide consumers with access to an extensive amount of information on wireless services and devices. These websites contain user-friendly search functions and navigation tools to help consumers quickly and conveniently identify the wireless services and devices that match their selection criteria, such as monthly service cost, network coverage quality and device features. We also simplify the buying experience for consumers by allowing them to complete the transaction with an easy-to-use one-page order form. We ship products directly to customers generally within 24 hours of order approval and provide customers with updates throughout the provisioning and shipping processes.

•	Knowledgeable Customer Support. Customers can request assistance at any point in the purchase process from our customer service representatives. Our customer service representatives have access to information about the service plans offered through our carrier relationships, including information about the seven largest U.S. wireless carriers. As a result, our customer service representatives are better able to suggest service plans that meet the customers’ requirements.

Our Strategy

Our objective is to become the leading seller of wireless services and devices in the United States. Key elements of our strategy to achieve this objective include:

Expand Our Wireless Carrier Relationships.    We intend to expand our existing relationships with wireless carriers by entering into additional wholesale agreements for excess network capacity. We also intend to continue to improve the automation interface between our e-commerce platform and the wireless carriers’ systems as well as cooperate further with wireless carriers on marketing efforts.

Increase Our Customer Base.    We plan to target additional marketers in order to expand our sources of customers. We also plan to build consumer and market awareness by expanding the direct marketing of our wireless products and services. Our plans include expanding our use of the “Powered by InPhonic” brand on the websites that we create and manage for marketers, purchasing online advertising to support our existing brands, such as Wirefly.com and Liberty Wireless, and creating additional brands.

Cross-Sell Our Full Range of Products and Services to Existing Customers.    Most customers initially purchase a single product or service from us. We plan to increase our revenue opportunities by offering additional products and services to these customers at the point of sale or through follow-up communications such as opt-in emails, outbound calls and direct mail. These offerings may include accessories, wireless content and other communications services. We also plan to begin customer retention programs that offer existing customers incentives to buy additional products and services from us.

Develop New Products and Services to Address Underserved Market Segments.    We believe that much of the future subscriber growth within the wireless services industry will be driven by consumer segments that are underserved by the products and services currently offered by the wireless carriers. We plan to continue to develop new products and services, including pre-paid and spending control services, to address underserved consumer segments, such as the youth and ethnic markets.

Focus on the Customer Shopping Experience.    We intend to continue to refine our operations to provide a superior customer experience. The customer experience is important in retaining our customers and expanding relationships we have developed with marketers who use their brands to market our products and services on their websites.

Our Services

Wireless Activation and Services

We sell wireless service plans and devices through websites that we create and manage for marketers. These private-labeled websites allow marketers to leverage their brands to sell wireless products and services to their customers. We use our proprietary e-commerce platform to activate, configure and ship wireless services and devices to customers on behalf of these marketers. For each marketer for which we create and manage a website, we use that marketer’s brand on the website and throughout the sales and customer support process. For example, our customer service representatives answer customer calls with each particular marketer’s name, and we ship devices with marketer-specific promotional materials and information.

We also offer customers the ability to purchase wireless services and devices directly from websites that we operate under our own brands, such as Wirefly.com. We leverage the same e-commerce platform, operational infrastructure and wireless carrier relationships that we use for marketer-branded websites to acquire customers through our own branded websites.

MVNO Services

In August 2002, we launched Liberty Wireless, our MVNO service, to market and sell wireless services directly to consumers. We purchase wireless airtime minutes wholesale from Sprint, which owns and operates the underlying wireless network. Liberty Wireless is primarily marketed to those customers who order wireless and service plans devices through our websites, but do not accept traditional post-paid service on the security deposit terms required by the wireless carriers. We also sell Liberty Wireless indirectly through retail stores. Liberty Wireless offers a service plan that enables a subscriber to purchase bundles of airtime minutes for a specific monthly price and charges the subscriber in advance of the usage. We also offer Liberty Wireless to certain customers on a traditional post-paid basis. We collect fees from customers for device purchases and airtime usage. We are pursuing opportunities to expand this service to other consumer segments, such as the youth and ethnic markets.

We plan to utilize the e-commerce platform, operational infrastructure and wireless carrier agreement we have in place for Liberty Wireless to extend our MVNO capabilities to marketers who want to offer branded wireless services to their customers without having to own or operate a wireless network or operational infrastructure. The MVNO services include:

•	merchandising, which includes creating, pricing and branding the voice and data service plans to be marketed to potential subscribers;

•	provisioning, which includes determining subscriber credit-worthiness and service activation;

•	procurement, which includes the purchasing, programming, packaging and delivery of wireless devices to subscribers and managing returns;

•	customer care, which includes pre-sale and post-sale customer service; and

•	billing, which also includes collections.

We believe we are one of the few companies that can offer MVNO services to marketers as a single vendor, turnkey solution.

Data Services

To further leverage the relationships we have established with customers, we sell the following set of wireless data services.

•	Unified Communications. Our unified communications service allows customers to organize and access email, voicemail, faxes, contacts, scheduling, calendar and conference calling functionality through both a website and a telephone.

•	Wireless Email. Our wireless email service enables wireless carriers to offer their customers affordable and real-time access to email on a wide variety of wireless devices.

•	Mobile Marketing. Our mobile marketing service allows wireless carriers and marketers to deliver wireless advertising and subscription-based content services to wireless devices.

Relationships With Wireless Carriers

We have agreements with the seven largest wireless carriers in the United States, T-Mobile, Cingular, Nextel, AT&T Wireless, ALLTEL, Verizon Wireless and Sprint, as well as with several regional carriers, to sell their wireless service plans. Through our agreements with these wireless carriers, we offer consumers a selection of at least four carriers in each of the top 100 U.S. metropolitan markets. Collectively, these carriers’ networks cover 99.4% of the U.S. population. We also purchase wireless devices directly from these carriers and their designated distributors for sale to customers. We sell devices in conjunction with wireless service plans from the leading wireless device manufacturers including Audiovox, Kyocera, LG Electronics, Motorola, Nokia, Samsung, Sanyo and Sony Ericsson.

We provide wireless carriers with a cost-effective online channel to acquire subscribers for their service plans. The wireless carriers pay us commissions and bonuses for activating wireless subscribers onto their networks. We also receive additional financial benefits from the wireless carriers through market development funds, wireless device discounts and other marketing incentives. For the year ended December 31, 2003 and the three month and six month periods ended June 30, 2004, revenues from T-Mobile represented 28%, 22% and 22% of our total revenues, respectively. For the same three periods, revenues from our top three wireless carriers represented 49%, 46% and 40% of our total revenues, respectively.

We also have an agreement with Sprint to purchase wireless airtime minutes on a wholesale basis. We package airtime minutes purchased from Sprint with wireless devices and other services to sell under our Liberty Wireless brand directly to customers and indirectly through retail stores. We pay Sprint fees for airtime minutes and network management services.

Marketing

We have developed a marketing strategy designed to use our marketers’ brands to generate sales through their private-labeled websites that we create and manage for marketers as well as to use our own branded websites. Our marketing and advertising efforts include online and offline initiatives which primarily consist of the following:

•	Private-Labeled Websites. We create and manage websites for online businesses, member-based organizations and associations, and national retailers to sell wireless products and services on their websites using their own brands. We pay these marketers fees for wireless service plans and devices sold on their websites.

•	Online Search and Advertising. We utilize online search engine advertising and targeted online advertising on highly-trafficked websites to acquire customers.

•	Brand Development. We continue to invest in the brands that we own, such as Wirefly.com and Liberty Wireless, in order to build brand awareness and attract new and repeat customers.

•	Direct Marketing. We utilize direct marketing programs to reach additional consumer segments for our products and services. These marketing programs include permission-based email and call transfer programs.

•	Affiliate Program. We also acquire customers through an affiliate program that extends the reach of our advertising, drawing customers from a variety of websites. By joining our affiliate program, operators of other websites earn a fee for each wireless device and service plan sold through their website. We utilize a third-party vendor to manage the affiliate program.

Our five largest sources of customers include websites that we create and manage for Yahoo, Quixtar, MSN and AOL, and Google, through which we generate customers for our own branded websites by purchasing advertising. We also purchase advertising from Yahoo, MSN and AOL.

Operations and Technology

Our operations leverage a common, proprietary e-commerce information technology platform, which we have built using a combination of internally developed and licensed technologies. Our e-commerce platform integrates our merchandising, provisioning, procurement, customer care and billing operations into a single system for the online sale of wireless services and devices. Our e-commerce platform has been designed to serve as a foundation for us to build and offer additional products and services and to maximize performance, scalability, reliability and security.

Merchandising

We sell our customers wireless services and devices through private-labeled websites that we create and manage for marketers as well as through our own branded websites. Since we manage all these websites using the same e-commerce platform, we can update device and service plan pricing information across all the websites in real time. Additionally, we can tailor the wireless service and device offerings presented on any particular website in order to better target each marketer’s customer base. The websites we create and manage contain user-friendly search functions and navigation tools to help customers quickly and conveniently identify the wireless service plans and devices that match their selection criteria.

Provisioning

We process orders using a combination of our own proprietary software and commercially available software that we license from third parties. We believe that one of our key competitive advantages is our automated order processing system. Orders from customers are delivered in a common data format that permits us to exchange data with wireless carriers through our automated credit risk assessment and activation interfaces. We have customized these interfaces to integrate with each of our wireless carriers’ networks for seamless and faster exchange of data. Once the customer’s risk profile has been determined, the order status management process system either activates the customer on the wireless carrier of their choice or automatically suggests an alternative service plan from another wireless carrier for which the customer is eligible. For customers who elect not to accept the security deposit terms sometimes required by a carrier, our system then offers an alternative service plan from Liberty Wireless.

We have designed systems we believe to be secure to protect our corporate data and the information we collect from consumers. Our websites operate on hardware and software co-located in Sterling, Virginia at a service provider offering redundant and reliable network connections, power, security and other essential services. To minimize downtime, we manage and monitor our websites 24 hours a day and maintain redundant systems with an additional service provider at a back-up hosting facility located in Dulles, Virginia.

Procurement

All customer orders are processed at our operations center located in Largo, Maryland. When an order is approved for service by the wireless carrier, our automated order processing system assigns a wireless device to the order, activates the selected service plan and configures the device to the customer’s specifications. We typically ship orders within 24 hours of approval.

We track orders in real-time throughout the procurement process allowing us to maintain the appropriate levels of inventory. We use rigorous quality control processes and dedicated quality assurance personnel to minimize errors.

Customer Care and Billing

We are focused on providing a high quality customer shopping experience. As part of these efforts, we monitor and track every interaction with each customer through our proprietary customer relationship management system. We deliver customer care through self-service websites, call center representatives, email correspondence and our interactive voice response system.

Our easy-to-navigate, self-service websites enable our customers to check order, rebate, return and exchange status in addition to reviewing service plan information. We also offer our Liberty Wireless customers the ability to purchase airtime minutes, review account status and pay outstanding balances through our website. We operate a call center facility in Largo, Maryland, offering customer service, direct sales support and technical assistance by telephone or email. Using our call management system, our call center representatives can respond to inbound calls using scripts tailored to each marketers’ specifications. To further improve efficiency, we employ an integrated voice response system to provide self-service capabilities to consumers for pre-sale and post-sale activities. We operate our call center from 8:30 a.m. to 11:00 p.m. eastern time, Monday through Friday, and 10:00 a.m. to 5:00 p.m. eastern time on Saturday. Additionally, we use a third party to provide service after hours and to support our call center personnel during peak calling periods.

We have also entered into an outsourcing agreement with a vendor in Manila, the Philippines to provide additional call center support. The vendor supports 200 call center seats dedicated to our customer service operations. The vendor operates from 8:00 a.m. to 11:00 p.m. eastern time, Monday through Saturday and 8:00 a.m. to 5:00 p.m. eastern time on Sunday.

Real-Time Measurement and Reporting Systems

We have developed software applications to monitor the effectiveness of our marketing campaigns on a real-time basis. These applications produce reports that we share with marketers. These reports provide us with the number of unique visitors to our marketers’ websites, numbers of orders taken, number of orders approved or pending approval and orders shipped. These reports are accessible from desktop computers and wireless devices and allow us to measure the effectiveness of our marketing efforts and respond quickly to changes in market demand.

Competition

The wireless services industry continues to evolve rapidly and is highly fragmented and competitive. We believe we compete on the basis of selection of wireless carriers and devices and service plans; convenience; price; customer service; network coverage; and website features and functionality. We believe we compete favorably on all of these terms.

Companies that compete with our wireless activation and services business include:

•	online distributors of wireless services and devices that sell wireless services and devices for a limited number of wireless carriers to consumers through their own websites, such as Amazon.com;

•	wireless carriers who sell their wireless services and devices to consumers through their own websites, traditional retail operations and direct sales forces; and

•	mass market retailers that sell wireless services and devices to consumers from their retail store locations, such as Best Buy, Circuit City and Radio Shack.

We believe we compete favorably against competitors in the wireless activation and services business because we have agreements with the seven largest U.S. wireless carriers including Alltel, AT&T Wireless, Cingular, Nextel, Sprint, T-Mobile and Verizon. These agreements enable us to provide consumers with a comprehensive selection of wireless services and devices that our competitors in the wireless activation and services business do not provide.

Companies that we currently or potentially compete with in our Liberty Wireless and potential private-labeled MVNO business include:

•	other providers of MVNO services that offer pre-paid wireless services to consumers in competition with our Liberty Wireless service, such as Boost and Virgin Mobile;

•	companies that provide billing and customer care for MVNO services that may potentially compete with us if we begin to provide support for branded billing and customer call solutions for companies that sell private-labeled wireless services to their customer base, such as Amdocs, Convergys, and CSG Systems International; and

•	wireless carriers that sell wireless services directly to consumers in competition with our Liberty Wireless service and provide network and operations support to companies that would like to sell private-labeled wireless services to consumers.

We believe our ability to provide a single vendor solution for MVNO services that includes wireless carrier network integration, billing, customer care, and distribution services compares favorably to our competitors.

Through our unified communications service, we compete against a variety of companies including Call Sciences and J2 Global Communications. Our unified communications service bundles voicemail, email and fax services with additional services, including our wireless activation and MVNO services. Our competitors provide voicemail, email and fax services, but we believe our ability to bundle these data services with additional services enables us to compete favorably because we can present an expanded service offering to potential customers.

Many of our existing and potential competitors have substantially greater financial, technical and marketing resources than we do. Additionally, many of these companies have greater name recognition and more established relationships in many of our market segments. These competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. We may face increasing price pressure from the wireless carriers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to compete more effectively.

Intellectual Property Rights

We rely on general intellectual property law and contractual restrictions and to a limited extent, copyrights and patents to protect our proprietary rights and technology. These contractual restrictions include confidentiality agreements, invention assignment agreements and nondisclosure agreements with employees, contractors, suppliers and marketers. In addition, we pursue the registration of our trademarks and service marks in the United States and certain other countries. In the United States, we have registered “InPhonic,” “Wirefly,” “Welcome to our Wireless World” and “Powered by InPhonic” and other service marks and we have a pending trademark application for “Liberty Wireless.” We also have copyrights with respect to images and information set forth on our website and the computer code incorporated into our website. To date, we have obtained registration of one U.S. patent.

There can be no assurance that any of our service marks, patents or copyrights will not be challenged or invalidated. Despite the protection of general intellectual property law and our contractual restrictions, steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter third-parties from copying or otherwise obtaining and using our intellectual property without our authorization.

Government Regulation

We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with are subject to regulation by the Federal Communications Commission, or FCC. Changes in FCC regulations could affect the availability of wireless coverage these wireless network carriers are willing or able to sell. Also, changes in these regulations could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations.

Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

Facilities

Our principal offices are located in Washington, DC, where we lease 15,780 square feet of office space under a lease that expires in November 2008. Our technology and operations center is located in Largo, Maryland, where we lease approximately 47,350 square feet under a lease that expires in September 2009. In addition, we have offices in Atlanta, Georgia and Cary, North Carolina.

Employees

As of September 30, 2004, we had a total of 350 employees. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Legal Proceedings

On August 5, 2004, Avesair, Inc., one of the companies the assets of which we acquired, filed suit against us demanding, among other matters, that we issue to Avesair shares of our common stock valued at approximately $4 million as of March 31, 2004. The stock demanded by Avesair represents the maximum value of shares that they could have earned for achieving certain performance-based targets under the asset purchase agreement. We believe the performance-based targets were not achieved and intend to vigorously contest this matter. However, any adverse resolution of this matter could have a material adverse impact on our financial results and would result in dilution to our stockholders.

From time to time we are party to other disputes or legal proceedings. We do not believe that any of the pending proceedings are likely to have a material adverse effect on our business.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table shows information about our executive officers, directors and key employees as of September 30, 2004:

Name	Age	Position(s)
Executive Officers:
David A. Steinberg	35	Chairman of the Board and Chief Executive Officer
Richard D. Calder, Jr.	40	President and Chief Operating Officer
Lawrence S. Winkler	37	Chief Financial Officer, Executive Vice President and Treasurer
Gary J. Smith	39	Chief Information Officer and Executive Vice President
Donald Charlton	39	President, Liberty Wireless and Secretary

Non-Management Directors:
John Sculley(1)(2)	65	Vice Chairman of the Board
Ira Brind(2)(3)	63	Director
Robert A. Fox	74	Director
Jay Hoag(1)(3)	46	Director
Jack Kemp(1)	69	Director
Mark J. Levine(3)	50	Director
Thomas E. Wheeler(2)	58	Director

Key Employees:
Frank C. Bennett III	45	President, MVNO and Chief Strategy Officer
Michael E. Ferzacca	47	Chief Marketing Officer
Walter W. Leach III	41	General Counsel
Michael Walden	35	Senior Vice President, Corporate Development
Brian T. Westrick	36	President, Wireless Activation and Services

(1)	Member of the Compensation Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Audit Committee.

Executive Officers

David A. Steinberg, our founder, has served as our chairman of the board of directors and chief executive officer since our inception and served as president from August 2002 until March 2004. Prior to founding InPhonic, Mr. Steinberg was chairman, president and chief executive officer of Sterling Cellular, Inc., a distributor of wireless products that he founded in November 1993. In April 2004, Mr. Steinberg was appointed to the board of the United States Chamber of Commerce. In June 2002, Mr. Steinberg was named the Greater Washington Ernst & Young Entrepreneur of the Year in the communications category. Mr. Steinberg holds a B.A. from Washington & Jefferson College.

Richard D. Calder, Jr. has served as our president and chief operating officer since March 2004. Prior to joining us, from July 2001 to October 2003, Mr. Calder was president of business enterprises of Broadwing Communications, Inc., a telecommunications company. From June 1996 to July 2001, Mr. Calder held multiple senior executive positions at Winstar Communications, Inc., a telecommunications company, including president, South Division, and executive vice president and chief marketing officer. Mr. Calder holds a B.S. from Yale and an M.B.A. from Harvard Business School.

Lawrence S. Winkler has served as our chief financial officer, executive vice president and treasurer since January 2004. Prior to joining us, Mr. Winkler was managing director of Stanmore Capital, a private equity and mergers and acquisitions advisory firm, from April 2002 to January 2004. From January 2000 to April 2002, Mr. Winkler served as president and chief operating officer and as chief financial officer of OmniSky Corporation, a wireless data company. Prior to OmniSky, Mr. Winkler was the chief finance officer and treasurer of PSINet, Inc., an Internet carrier, from December 1997 to April 2000. Prior to joining PSINet, Mr. Winkler was with Black and Decker, a global marketer of consumer products, the Mills Corporation, a real estate investment trust, C.R.I. Inc., a private equity investment firm, and Arthur Andersen & Co, where he held various senior leadership positions in finance and operations. Mr. Winkler also serves on the Board of Trustees for the National Foundation for Advancement in the Arts. Mr. Winkler holds a B.A. from the University of Maryland and an M.B.A. from Loyola College.

Gary J. Smith has served as our chief information officer and executive vice president since July 2000. From July 1999 to July 2000, Mr. Smith served as chief information officer and vice president of technology of Varsity Group Inc., formerly known as VarsityBooks.com, LLC, an online retailer of textbooks. From September 1987 to July 1999, Mr. Smith served in various technology management positions at Discovery Communications Inc., an international media company, including most recently vice president of technology. Mr. Smith holds a B.S. from the University of Maryland.

Donald Charlton has served as the president of Liberty Wireless since April 2003 and has held various executive-level positions since joining us in March 2000. From May 1999 to March 2000, Mr. Charlton served as vice president at Osage Venture Partners, a private equity investment firm. From November 1994 to May 1999, Mr. Charlton served as director of business development and finance at Nextran, a spinout of Baxter Healthcare Corporation, a global health care company. From September 1987 to November 1994, Mr. Charlton held various positions, including manager, with Coopers & Lybrand L.L.P. Mr. Charlton is a certified public accountant, holds a B.S. from the University of Scranton and holds an M.B.A. from the New York University Leonard N. Stern School of Business.

Non-Management Directors

John Sculley is vice chairman of our board of directors and has served on our board of directors since February 2000. Since June 1994, Mr. Sculley has served as a partner of Sculley Brothers LLC, a private investment and advisory services company. Prior to forming Sculley Brothers, Mr. Sculley was chief executive officer of Apple Computer, Inc. from 1983 until 1993. From 1967 to 1983, Mr. Sculley held marketing and management positions at the Pepsi-Cola Company, including serving as its president and chief executive officer from 1978 to 1983. Mr. Sculley serves on the board of directors of MetroPCS, Inc. and several private companies. Mr. Sculley holds a B.A. from Brown University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Ira Brind has served on our board of directors since December 2000. Mr. Brind has been the president and co-founder of Brind-Lindsay & Co., Inc., a private equity and venture capital firm, since 1987. From 1967 until 1983, Mr. Brind was the chief executive officer of Brind Leasing Corporation, a full service truck leasing company, that he sold to McDonnell Douglas. He was chief executive officer and president of McDonnell Douglas Truck Services, a truck leasing company, from 1983 until 1987. Mr. Brind is currently the chairman of the board of trustees of Thomas Jefferson University Hospital, vice chairman of the Board of Trustees of University of the Arts, member of the Board of Trustees of the Wistar Institute, the Connelly Foundation, Thomas Jefferson University and the Jefferson Health System. Mr. Brind serves on the board of directors of several private companies. Mr. Brind holds a B.A. and a J.D. from the University of Pennsylvania.

Robert A. Fox has served on our Board of Directors since June 2003. Mr. Fox has been a partner of RAF NetVentures, L.P., a private equity investment firm, since December 1999 and chairman and chief executive officer of RAF Industries, Inc. since 1994. Mr. Fox serves on the boards of all the RAF Companies, and G.H.R.

and WineAccess. Mr. Fox, also serves on the boards of the University of Pennsylvania, The Wistar Institute and the Foreign Policy Research Institute. Mr. Fox holds a B.A. from the University of Pennsylvania.

Jay Hoag has served on our board of directors since June 2003. Since June 1995, Mr. Hoag has been a general partner at Technology Crossover Ventures, a venture capital firm. Mr. Hoag serves on the board of directors of Altiris, Inc., eLoyalty Corporation, Netflix, Inc. and several private companies. Mr. Hoag holds a B.A. from Northwestern University and an M.B.A. from the University of Michigan.

Jack Kemp has served on our board of directors since June 2002. Mr. Kemp is a co-founder of Empower America, Inc., an organization devoted to ensuring that government actions foster growth, economic well-being, freedom and individual responsibility. In 1996, Mr. Kemp was the Republican Party candidate for Vice President. Prior to founding Empower America, Mr. Kemp served as U.S. Secretary of Housing and Urban Development from 1989 to 1992, and in the U.S. House of Representatives from 1971 to 1989. Mr. Kemp also serves as a director of Hawk Corporation, IDT Corporation and Oracle Corporation. Mr. Kemp holds a B.A. from Occidental College.

Mark J. Levine has served on our board of directors since August 2001. Mr. Levine has been managing director of Core Capital Partners, L.P., a venture capital fund, since July 2001. From November 1999 to July 2001, Mr. Levine was the managing member of GCI Venture Partners, a venture capital fund. From April 1984 to June 2001, Mr. Levine was an executive officer of Geo-Centers, Inc., a high technology services firm. From 1979 to 1985, Mr. Levine was the staff director of a subcommittee of the Small Business Committee of the U.S. House of Representatives. Mr. Levine holds a B.A. from Northeastern University and an M.B.A. from George Washington University.

Thomas E. Wheeler has served on our board of directors since January 2004. From June 1992 to November 2003, Mr. Wheeler held the position of president and chief executive officer of the Cellular Telecommunications & Internet Association. Mr. Wheeler has served as a member of the board of trustees for the John F. Kennedy Center for the Performing Arts since 1994. Since July 2004, Mr. Wheeler has served as a special partner at Core Capital Partners, L.P. In this capacity, he assists in identifying opportunities and increasing portfolio companies’ presence in the telecommunications industry. Mr. Wheeler is a director of the Public Broadcasting System (PBS), Earthlink Inc. and Telephia Inc. Mr. Wheeler holds a B.S. from Ohio State University.

Key Employees

Frank C. Bennett III has served as our president, MVNO and chief strategy officer since March 2004, and prior to that he served as our chief operating officer from April 2002. From August 2001 to April 2002 Mr. Bennett was senior vice president and group operations officer for the retail group of Verizon Communications, Inc. From August 2000 to August 2001, Mr. Bennett was the group operations officer for the retail group of Verizon. From October 1999 to August 2000, Mr. Bennett served as vice president, e-commerce and technology of Bell Atlantic Corporation (now part of Verizon). From February 1998 to October 1999, he was vice president, customer billing of Bell Atlantic. In addition, from July 1996 to December 1998, Mr. Bennett served as a founder and vice president, call center development of Bell Atlantic Plus, a provider of bundled wireline and wireless services. Mr. Bennett holds a B.A. from the University of Virginia and an M.B.A. from The Wharton School of the University of Pennsylvania.

Michael E. Ferzacca has served as our chief marketing officer since our February 2002 acquisition of Simplexity. Mr. Ferzacca served as president and chief executive officer of Simplexity from September 2000 to February 2002. From December 1998 to August 2000, Mr. Ferzacca served as executive vice president of Talk.com, an integrated communications provider. From September 1991 to August 1998, Mr. Ferzacca held positions as sales director and senior vice president for alternate channels with Cable & Wireless USA and also served as its co-chief operating officer from September 1997 to September 1998. Mr. Ferzacca holds a B.S. degree from Villanova University.

Walter W. Leach, III has served as our general counsel since January 2001. Mr. Leach served as corporate counsel of Snyder Communications, a marketing and communications solution provider from June 1997 to January 2001. From October 1992 to June 1997, Mr. Leach served as deputy corporate counsel for Inductotherm Industries, Inc., a privately held manufacturer. Mr. Leach holds a B.A. from Syracuse University and a J.D. from Vermont Law School.

Michael Walden has served as our senior vice president of corporate development since January 2002. Prior to that Mr. Walden served as our vice president of corporate development since October 2000. From December 1999 to October 2000, Mr. Walden served as vice president of new media and entertainment at Etensity, Inc., an e-business consulting firm. From October 1998 to December 1999, Mr. Walden served as vice president of operations for Professional Resource Services, a technology consulting and recruiting firm, a spin-out of NDC Group, a technology consulting firm. From November 1995 to October 1998, Mr. Walden served as director of telecommunications services for NDC Group. From 1991 to 1994, Mr. Walden served on the Washington D.C. legislative staff of U.S. Senator Arlen Specter. Mr. Walden holds a B.S. from the University of Richmond.

Brian T. Westrick has served as president of our wireless activation and services division since July 2002 and has held various executive-level positions since joining us in June 2000. From December 1994 to June 2000, Mr. Westrick was vice president of sales and marketing for Universal Jet Trading. From July 1991 to December 1994, Mr. Westrick was marketing director for Lease Audit and Analysis Services, a real estate consulting company. From June 1990 to July 1991, Mr. Westrick was a marketing representative with Xerox Corporation. Mr. Westrick holds a B.S. from the Wallace E. Carroll School of Management at Boston College.

The following of our executive officers and key employees were executive officers or directors of companies within two years prior to their filing for protection under federal bankruptcy laws: Mr. Calder with Winstar Communications (which filed for bankruptcy protection in April 2001) and Mr. Winkler with PSINet (which filed for bankruptcy protection in May 2001) and Mr. Winkler with OmniSky (which filed for bankruptcy protection in December 2001).

Board of Directors

Our board of directors currently consists of eight members. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides that, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	The Class I director will be Mr. Levine, and his term will expire at the annual meeting of the stockholders to be held in 2005;

•	The Class II directors will be Messrs. Fox, Brind and Wheeler, and their terms will expire at the annual meeting of the stockholders to be held in 2006; and

•	The Class III directors will be Messrs. Hoag, Kemp, Sculley and Steinberg, and their terms will expire at the annual meeting of the stockholders to be held in 2007.

Our amended and restated certificate of incorporation to be in effect upon the closing of the offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The division of our board of directors into these three classes may delay or prevent a change of our board of directors or a change in our control.

A majority of the members of our board of directors are independent as defined under the rules of the Nasdaq Stock Market, or Nasdaq.

Committees of the Board

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below, and each committee operates pursuant to a charter approved by our board of directors. Each member of these committees is independent as defined under the rules of Nasdaq and the SEC. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and the audits of our financial statements. Among other matters, the audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees the auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•	annually reviews the audit committee charter and the committee’s performance;

•	reviews and approves all related-party transactions; and

•	establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Mr. Brind, who is the committee chair, and Messrs. Hoag and Levine. Our board of directors has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and Nasdaq. In particular, our board of directors has determined that, although Mr. Hoag falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Securities Exchange Act of 1934, Mr. Hoag nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board has determined that Mr. Brind is an audit committee financial expert, as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Our board of directors has approved an audit committee charter that meets the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee approves, administers and interprets our compensation and benefit policies, and administers our stock option and benefit plans. The compensation committee:

•	reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and the other executive officers;

•	evaluates the performance of the chief executive officer and the other executive officers in light of those goals and objectives;

•	sets compensation of the chief executive officer and the other executive officers;

•	approves all executive officer employment, severance, or change-in-control agreements, including all special or supplemental benefits, and all agreements to indemnify executive officers or directors;

•	administers the issuance of stock options and other awards to executive officers and directors under our stock plans; and

•	reviews and evaluates, annually, the performance of the compensation committee and its members.

The current members of our compensation committee are Mr. Hoag, who is the committee chair, and Messrs. Kemp and Sculley. Our board of directors has determined that all members of our compensation committee meet the applicable tests for independence under the applicable rules and regulations of the SEC and Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee:

•	identifies individuals qualified to become directors;

•	recommends to our board of directors director nominees for each election of directors;

•	develops and recommends to our board of directors criteria for selecting qualified director candidates;

•	considers committee member qualifications, appointment and removal;

•	recommends corporate governance guidelines applicable to us; and

•	provides oversight in the evaluation of our board of directors and each committee.

The current members of the nominating and corporate governance committee are Mr. Sculley, who is the committee chair, and Messrs. Brind and Wheeler. Our board of directors has determined that all members of our nominating and corporate governance committee meet the applicable tests for independence under the applicable rules and regulations of the SEC and Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Compensation of Directors

Currently, the members of our board of directors do not receive cash compensation for their services as directors. In January 2003, we granted each of Messrs. Brind, Kemp, Levine and Sculley, each of whom is a non-

employee director, options to purchase 6,667 shares of our common stock at an exercise price of $14.04 per share. In May 2004, we granted each of Messrs. Brind, Fox, Hoag, Kemp, Levine, Sculley and Wheeler, each of whom is a non-employee director, options to purchase 6,667 shares of our common stock at an exercise price of $5.88 per share. We expect to continue to grant options and other equity awards to our non-employee directors. The members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board and committee meetings. Under our 2004 Equity Incentive Plan, non-employee directors receive grants of options to purchase up to 30,000 shares of our common stock upon joining our board of directors and grants of options to purchase up to 10,000 shares of our common stock annually, as determined by the compensation committee. The compensation committee may award options to purchase up to 2,000 shares of our common stock to directors serving on a committee of the board of directors and options to purchase up to 4,000 shares of our common stock for serving as the chair of such committee. In the near future, we expect to provide cash compensation to members of our board of directors for serving on the board.

Executive Compensation

The following table summarizes for the year ended December 31, 2003, the compensation paid to our chief executive officer and our four other most highly compensated executive officers who held those positions as of December 31, 2003, whom we refer to as our named executive officers.

Summary Compensation Table

			Long-Term Compensation
	Annual Compensation		Securities Underlying Options(1)
Name and Principal Positions	Salary	Bonus		All Other Compensation
David A. Steinberg(2)	$250,000	$120,000	—	$44,286(3)
Chairman of the board and chief executive officer
Michael E. Ferzacca	231,701	96,025	116,667	11,500(4)
Chief marketing officer
Frank C. Bennett III(5)	265,000	50,000	—	6,000(4)
Former chief operating officer
Scott G. Yancey, Jr.(6)	225,000	40,000	—	6,000(4)
Former chief financial officer
Donald Charlton	188,680	25,000	—	6,000(4)
President, Liberty Wireless and secretary

(1)	These options become exercisable over a four- year period, with 25% vesting on the one year anniversary of the grant date and the remainder vesting in equal installments over the next three years.
(2)	Mr. Steinberg also served as president during the year ended December 31, 2003.
(3)	Includes (a) $22,377 for transportation allowance, (b) $21,093 for life insurance premiums and (c) $816 for health club dues.
(4)	Represents amount paid for transportation allowance.
(5)	Mr. Bennett served as chief operating officer during the year ended December 31, 2003 and is currently president, MVNO and chief strategy officer.
(6)	As of January 2, 2004, Mr. Yancey is no longer an employee.

Option Grants in 2003 and Year-End Option Values

The table below contains information concerning the grant of options to purchase shares of our common stock to each of our named executive officers during the year ended December 31, 2003.

Option Grants in 2003

Individual Grants
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in 2003 (2)	Exercise or Base Price ($ /Share) (3)	Expiration Date (4)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (5)
(in thousands)
					0% (6)	5%	10%
David A. Steinberg	—	—	—	—	—	—	—
Michael E. Ferzacca	116,667	15.0%	$14.04	01/22/13	$229	$1,030	$2,611
Frank C. Bennett III	—	—	—	—	—	—	—
Scott G. Yancey, Jr.	—	—	—	—	—	—	—
Donald Charlton	—	—	—	—	—	—	—

(1)	All options were granted under our stock incentive plan.
(2)	The percentage of total options granted to employees is based on an aggregate of 777,717 options granted to our employees in 2003.
(3)	The exercise price per share reflects the fair market value of the common stock at the time of issuance as determined by the board of directors.
(4)	The options have ten year terms, subject to earlier termination upon death, disability or termination of employment.
(5)	The potential realizable value is calculated based on the term of the option at the time of grant. Hypothetical, potential realizable values are net of exercise price, but before taxes associated with exercise. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant represents the fair value of a share of common stock on that date, that the value appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.
(6)	Potential realizable value is based on the actual exercise price of $14.04 per share and an assumed initial offering price of $16.00 per share.

Recent Option Grants

In May 2004, Messrs. Steinberg and Calder were granted options to purchase 666,667 and 433,334 shares of our common stock, respectively, at an exercise price of $5.88 per share, 25% of which vest on the first anniversary of the date of grant, less in the case of Mr. Calder, 16,667 shares which vested immediately. The remainder vest in equal quarterly installments over the next three years. In May 2004, Mr. Winkler was granted options to purchase 100,000 shares of our common stock at an exercise price of $5.88 per share, 33% of which vest on the first anniversary of the grant, less 16,667 shares which vested immediately. The remainder vest in equal quarterly installments over the next two years.

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable options held as of December 31, 2003 by each of the named executive officers.

Year-End Option Values

	Number of Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
			(in thousands)
David A. Steinberg	—	—	$—	$—
Michael E. Ferzacca	9,992	141,367	81.9	431.2
Frank C. Bennett III	126,795	310,277	1,039.7	2,544.3
Scott G. Yancey, Jr.	20,108	114,584	164.9	939.6
Donald Charlton	127,608	50,261	1,810.8	623.4

(1)	There was no public trading market for our common stock as of December 31, 2003. The value of unexercised in-the-money options has been calculated by multiplying the difference between the exercise price per share and an assumed initial public offering price of $16.00 per share by the number of shares underlying the options.

Employment Arrangements

In February 2000, we entered into an employment agreement with Mr. Steinberg which was subsequently amended in March and May 2004. The agreement provides that we will employ Mr. Steinberg as our chief executive officer until May 31, 2008. The terms can be extended if we and Mr. Steinberg agree to do so 30 days prior to the end of the current term. Under this agreement, Mr. Steinberg receives an annual base salary to be established from time to time by the board of directors, which shall not be less than $290,000 per year, and he is eligible for an annual bonus equal to 65% of his then current annual salary based on the attainment of reasonable performance objectives established by the compensation committee of the board of directors. Pursuant to the May 2004 amendment, Mr. Steinberg was granted options to purchase 666,667 shares of our common stock, at an exercise price of $5.88 per share, 25% of which vest on the first anniversary of the date of grant and the remainder vest in equal quarterly installments over the next three years. If we terminate Mr. Steinberg’s employment without cause or Mr. Steinberg terminates his employment for good reason, Mr. Steinberg is entitled to continue to receive his base salary for one year and all of his unvested options vest in full. If Mr. Steinberg’s employment is terminated without cause within 180 days of a change of control of InPhonic, 50% of his unvested options will immediately become vested and exercisable.

In February 2002, we entered into an employment agreement with Mr. Ferzacca which was subsequently amended in January 2003. The agreement provides that we will employ Mr. Ferzacca as our chief marketing officer and executive vice president of sales for an unspecified term. Under this agreement, Mr. Ferzacca receives an annual base salary of $235,000 per year, and he is eligible for a bonus up to $85,000 based on the attainment of reasonable performance goals as set by the chief executive officer. The bonus may be increased if specified goals are attained. Pursuant to the January 2003 amendment, Mr. Ferzacca was granted options to purchase 116,667 shares of our common stock at an exercise price of $14.04 per share, 25% of which vest on the first anniversary of the date of grant and the remainder vest in equal quarterly installments over the next three years. If we terminate Mr. Ferzacca’s employment without cause or Mr. Ferzacca terminates his employment for good reason, Mr. Ferzacca is entitled to continue to receive his base salary for six months and all of his unvested options vest in full.

In April 2002, we entered into an employment agreement with Mr. Bennett. Under this agreement, Mr. Bennett receives an annual base salary as determined by the compensation committee, which is currently

$225,000 per year and is eligible for a bonus of up to $125,000. In connection with his employment we also granted Mr. Bennett options to purchase 496,443 shares of our common stock, of which 49,644 shares of common stock vested October 18, 2002 and the remainder vest quarterly over the next three and one half years.

In June 2002, we entered into an employment agreement with Mr. Charlton. Under this agreement, Mr. Charlton receives an annual base salary as determined by the compensation committee, which is currently $190,000 per year. Mr. Charlton is eligible for a performance-based bonus of up to $35,000, as determined at the discretion of our board of directors and compensation committee. In addition, on the date Mr. Charlton executed his employment agreement, 10% of Mr. Charlton’s total granted, but unvested options vested immediately. Mr. Charlton’s employment agreement provides that if we terminate his employment without cause, Mr. Charlton will receive payment equal to six months of his base salary and will continue to receive a car allowance and medical insurance for the six-month period following his termination.

In January 2004, Mr. Winkler agreed to the terms of his employment pursuant to a signed offer letter. This offer letter provides that we will employ Mr. Winkler as our executive vice president of finance and chief financial officer. Under this offer letter, Mr. Winkler receives an annual base salary of $225,000 per year and is eligible for a bonus of up to 50% of his annual base salary subject to his achieving certain annual performance goals established during the first 90 days of his employment. In connection with this employment arrangement, we granted Mr. Winkler options to purchase 333,334 shares of our common stock at an exercise price of $5.88 per share, 33% of which vest on the first anniversary of the date of grant, less 16,667 shares which vested immediately and the remainder of which vest quarterly over the next two years.

In March 2004, Mr. Calder agreed to the terms of his employment pursuant to a signed offer letter. This offer letter provides that we will employ Mr. Calder as our president. Under the terms of this offer letter, Mr. Calder receives an annual base salary of $250,000 per year and is eligible for a bonus of up to 75% of his annual base salary based on the attainment of reasonable performance goals as established during the first 60 days of his employment. In connection with this employment arrangement, we granted Mr. Calder options to purchase 433,334 shares of our common stock at an exercise price of $5.88 per share, 25% of which vest on the first anniversary of the date of grant, less 16,667 shares which vested immediately and the remainder of which vest in equal quarterly installments over the next three years. Under the terms of these options, if Mr. Calder’s employment is terminated within six months of a change of control, 50% of his unvested options will vest immediately. Mr. Calder’s employment arrangement further provides that if we terminate his employment without cause during the first 12 months of his employment, Mr. Calder will receive payment equal to six months of his base salary. If we terminate Mr. Calder’s employment after the one-year anniversary of his employment, he will receive severance equal to 12 months of his base salary.

Mr. Yancey’s employment with us was terminated in January 2004. Mr. Yancey holds options to purchase 19,028 shares of our common stock at an exercise price of $7.80 per share, all of which are vested and expire in October 2004.

Employee Confidentiality Arrangements

We enter into agreements with substantially all of our employees containing confidentiality provisions. We enter into non-competition agreements with our executive officers and key employees. The non-competition agreements prohibit these employees from competing with us or disclosing confidential information about us for a period up to 12 months after their employment ends.

Stock Incentive Plan

Our stock incentive plan was adopted by our board of directors and our stockholders in December 1999 and was amended and restated in September 2002. The purpose of the plan is to promote our long-term growth and profitability. The plan is intended to make available incentives that will help us to attract, retain and reward employees whose contributions are essential to our success. We may provide these incentives through the grant of:

•	stock options;

•	stock appreciation rights;

•	stock awards;

•	phantom stock; and

•	performance awards.

A total of 7,830,809 shares are currently reserved for issuance under this plan. The number of shares available for awards under the plan at any given point in time shall equal fifteen percent of the number of shares of common stock issued and outstanding at that time reduced by the number of shares of common stock then subject to any outstanding award under the plan. The compensation committee of our board has been designated to administer our stock incentive plan. Under the plan, our employees, officers, directors and other individuals providing services to us or any of our affiliates are eligible to receive awards. The committee has the authority, consistent with the provisions of our plan, to determine which eligible participants will receive awards, the form of the awards and the number of shares of our common stock covered by each award. The committee may impose terms, limits, restrictions and conditions upon awards, and may modify, amend, extend or renew awards, to accelerate or change the timing of exercise of awards or to waive any restrictions or conditions to an award. As of June 30, 2004, we had outstanding options to purchase 5,943,992 shares of our common stock under this plan.

Stock Options.    Our stock incentive plan permits the granting of options to purchase shares of our common stock intended to qualify as incentive stock options, under Section 422 of the Internal Revenue Code, and nonqualified stock options. The option exercise price and the term of each option are determined by the compensation committee. The compensation committee also determines at what time or times each option may be exercised and, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. In general, options granted under this plan vest at the rate of 25% on the one year anniversary of the date of grant and in equal installments quarterly thereafter over the next three years.

Stock Appreciation Rights.    The compensation committee may grant a right to receive a number of shares or, in the discretion of the compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee.

Stock Awards.    The compensation committee may award shares of our common stock to participants at no cost or for a purchase price. These stock awards may be subject to restrictions or may be free from any restrictions under our stock incentive plan. The purchase price of the shares, if any, and any applicable restrictions, are determined by the compensation committee.

Phantom Stock.    The compensation committee may grant stock equivalent rights, or phantom stock, which entitles the recipient to receive credits which are ultimately payable in the form of cash, shares of our common stock or a combination of both. Phantom stock does not entitle the holder to any rights as a stockholder.

Performance Awards.    The compensation committee may grant performance awards to participants entitling the participants to receive cash, shares of our common stock, or a combination of both, upon the achievement of performance goals and other conditions determined by the compensation committee. The performance goals may be based on our operating income, or on one or more other business criteria selected by the compensation committee.

In the event of any stock split, stock dividend or similar transaction, the shares subject to the plan and any outstanding awards will automatically be adjusted. The stock incentive plan will continue in effect until the tenth anniversary of its approval by our board, unless earlier terminated. The compensation committee may amend, terminate or modify the plan at any time.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan, or the Equity Plan, was approved by our board of directors on September 20, 2004 and our stockholders on September 21, 2004.

Purpose.    The Equity Plan is intended to make available incentives that will assist us to attract, retain and motivate employees, consultants and directors whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock units, performance shares, performance units, deferred compensation awards and nonemployee director awards.

Shares Subject to Equity Plan.    A total of 3,000,000 shares of our common stock are initially authorized and reserved for issuance under the Equity Plan. This reserve will automatically increase on January 1, 2006 and each subsequent anniversary through 2014, by an amount equal to the smaller of (a) five percent (5%) of the number of shares of stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the board. The number of shares authorized for issuance under the Equity Plan will be increased by up to an additional 5,943,992 shares from the following sources: (1) shares subject to options or other awards outstanding under our Amended and Restated Stock Incentive Plan as of the date of its termination which expire or otherwise terminate for any reason without having been exercised or settled in full and (2) shares acquired under our Amended and Restated Stock Incentive Plan forfeited to us on or after the date of its termination. The maximum number of shares of stock that may be issued as “incentive stock options” as described below may not exceed, without stockholder approval, 23,400,000 shares. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Equity Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

Administration.    The administrator of our Equity Plan will generally be the compensation committee of our board of directors, although the board or compensation committee may delegate to one or more of our officers authority, subject to limitations specified by the Equity Plan and the board or committee, to grant stock options to service providers who are neither officers nor directors of us. Subject to the provisions of the plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, or otherwise modify the vesting of any award. The administrator has the authority to construe and interpret the terms of the Equity Plan and awards granted under it. The Equity Plan provides, subject to certain limitations, for indemnification by the company of any director, officer, or employee against all reasonable expenses, including attorney’s fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the Equity Plan.

Eligibility.    Awards may be granted under the Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock units, performance shares, performance units and deferred compensation awards to any eligible participant. Non-employee director awards will be granted only to members of our board of directors who, at the time of grant, are not employees.

Stock Options.    The administrator may grant nonstatutory stock options, “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price for each option is established in the discretion of the administrator, however, the exercise price of an incentive stock option may not be less than the fair market value of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110 percent of the fair market value of a share of our common stock on the date of grant and a term not exceeding five years. The term of all other options may not exceed ten years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term. An option held by a participant whose service is terminated for cause will immediately cease to be exercisable.

Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. We may make this payment in a lump sum, or we may defer payment in accordance with the terms of the participant’s award agreement. The administrator may grant stock appreciation rights under the Equity Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The maximum term of any stock appreciation right granted under the Equity Plan is ten years.

Stock Awards.    The administrator may grant stock awards under the Equity Plan either in the form of a stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under stock purchase awards, which may be less than the then current fair market value of our common stock. Stock awards may be subject to vesting conditions based on such service or performance criteria as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, upon a participant’s voluntary or involuntary termination of service with us for any reason, including death or disability, the participant will forfeit any unvested shares granted pursuant to a stock bonus award and we will have the right to repurchase, for the original purchase price paid, any unvested shares granted pursuant to a stock purchase award. Participants holding stock awards will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units.    Restricted stock units granted under the Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement. The administrator, in its discretion, may provide for settlement of any restricted stock unit by payment to the participant in cash of an amount equal to the fair market value on the payment date of the shares of stock issuable to the participant. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to stock awards. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Equity Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, gross margin, net income, free cash flow, return on capital or market share. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock, including restricted stock, or any combination of these. Payments may be made in lump sum or on a deferred basis. If payments are to be made on a deferred basis, the administrator may provide for the payment of dividend equivalents or interest during the deferral period. Unless otherwise determined by the administrator, if a participant’s service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as determined by the administrator, if a participant’s service terminates for any other reason, the participant’s performance shares or units are forfeited.

Deferred Compensation Awards.    The Equity Plan authorizes the administrator to establish a deferred compensation award program. If and when implemented, participants designated by the administrator who are officers, directors or members of a select group of highly compensated employees may elect to receive, in lieu of compensation otherwise payable in cash, awards of stock units or nonstatutory stock options having an exercise price of not less than 25% of the fair market value of a share of our common stock on the date of grant. Designated participants may elect to receive in lieu of cash or shares of common stock issuable upon the exercise or settlement of stock options, stock appreciation rights or performance share or performance unit awards, an award of deferred stock units. Each such stock unit represents a right to receive one share of our common stock at a future date determined in accordance with the participant’s award agreement. Deferred stock units will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of stock units subject to the award on a settlement date elected by the participant at the time of his or her election to receive the deferred stock unit award. Participants are not required to pay any additional consideration in connection with the settlement of a deferred stock units. A holder of deferred stock units has no voting rights or other rights as a stockholder until shares of common stock are issued to the participant in settlement of the stock units. However, participants holding deferred stock units will be entitled to receive dividend equivalents with respect to any payment of cash dividends on an equivalent number of shares of common stock. Such dividend equivalents will be credited in the form of additional whole stock units. Prior to settlement, deferred stock units may not be assigned or transferred other than by will or the laws of descent and distribution.

Automatic Grant of nonemployee director Awards.    Only members of the board of directors who are not employees (a “nonemployee director”) at the time of grant are eligible to participate in the nonemployee director awards component of the Equity Plan. Upon first being elected or appointed as an nonemployee director, an individual will be granted automatically an initial option for a number of shares established from time to time by the compensation committee of the board, but not to exceed 30,000 (“Initial Option”). On the day of each annual meeting of stockholders, each nonemployee director who remains in office immediately following the meeting will be granted automatically an annual option for a number of shares established from time to time by the compensation committee, but not to exceed 10,000 (“Annual Option”). However, a nonemployee director granted an Initial Option within the prior six month period immediately preceding the date of an annual meeting will not be granted an Annual Option with respect to such annual meeting. The number of shares subject to an Annual Option will be increased on the basis of a nonemployee director’s committee assignments for the fiscal year in which the Annual Option is granted as follows: (1) for each board committee on which the nonemployee director serves other than as the chairman of the committee, up to 2,000 shares of our common stock and (2) for each board committee on which the nonemployee director serves as the chairman of the committee, up to 4,000 shares of our common stock. The exact number of shares awarded for committee assignments will be established from time to time by the compensation committee. A nonemployee director may elect to decline such option awards. A nonemployee director who declines such awards shall receive no payment or other consideration in lieu of the declined award. The administrator, in its discretion, may substitute one or more stock appreciation rights awards, stock awards or restricted stock unit awards, or any combination thereof, in lieu of the automatic grant of any Initial Option or Annual Option, provided that all such awards granted in lieu of the automatic awards shall have an aggregate fair value equal to the award it replaces and shall be subject to substantially the same terms and conditions.

Each option granted under the automatic grant program will be evidenced by a written agreement specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the provisions of the Equity Plan. The per-share exercise price under each option will be equal to the fair market value of a share of our common stock on the date of grant. Generally, the fair market value of the common stock is the closing price per share on the date of grant as reported on the Nasdaq National Market.

Initial Options will vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant, and Annual Options will vest and become exercisable on the earlier of the first anniversary of the date of grant or the day immediately preceding the date of the next annual meeting of the stockholders, subject in each case to the nonemployee director’s continuous service on our board of directors. Unless earlier terminated under the terms of the Equity Plan or the option agreement, each option will remain exercisable for 10 years after grant. An option generally will remain exercisable for 12 months following the nonemployee director’s termination of service for any reason, but in any event the option must be exercised no later than its expiration date. All other terms and conditions of nonemployee director options are substantially equivalent to those described above for options generally.

Change in Control.    In the event of a change in control of the company as described in the Equity Plan, the acquiring or successor entity may assume all stock options and stock appreciation rights outstanding under the Equity Plan or substitute substantially equivalent options and stock appreciation rights. Any options or stock appreciation rights which are not assumed in connection with a change in control or exercised prior to the change in control will terminate effective as of the time of the change in control. The administrator may provide for the acceleration of vesting of any or all outstanding options and stock appreciation rights upon such terms and to such extent as it determines, except that the vesting of all nonemployee director options will automatically be accelerated in full 10 days prior to the change in control. The Equity Plan also authorizes the administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding option or stock appreciation right upon a change in control in exchange for a payment to the participant with respect to each vested share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share under the award. Finally, the administrator, in its discretion, may provide in the event of a change in control for the acceleration of vesting of any stock purchase right, restricted stock unit award, performance share and performance unit award held by a participant whose service with the company has not terminated prior to the change in control to such extent as determined by the administrator.

Amendment and Termination.    The Equity Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of the effective date of the Equity Plan. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Equity Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law, regulation or rule.

2004 Employee Stock Purchase Plan

Our 2004 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our board of directors on September 20, 2004 and by our stockholders on September 21, 2004. The Purchase Plan will become effective upon the commencement of this offering.

General.    The purpose of the Purchase Plan is to advance the interests of the company and its stockholders by providing an incentive to attract, retain and reward eligible employees. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under section 423 of the Internal Revenue Code. Each participant in the Purchase Plan is granted at the beginning of each offering under the Purchase Plan the right to purchase through accumulated payroll deductions up to a number of shares of our common stock (a “purchase right”). The purchase right is automatically exercised on the last day of each purchase period within the offering unless the participant has withdrawn from participation in the Purchase Plan prior to such date.

Shares Subject to Plan.    A total of 500,000 shares of the our common stock are initially authorized and reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2005 and continuing through 2014 equal to the smallest of (a) 0.5% of the number of our shares of common stock issued and outstanding on the immediately preceding December 31, (b) 500,000 shares or (c) a number of shares determined by the board. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure or in the event of any merger, sale of assets or other reorganization of the company. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

Administration.    The Purchase Plan generally will be administered by the compensation committee of the board. Subject to the provisions of the Purchase Plan, the administrator determines the terms and conditions of purchase rights granted under the Purchase Plan. The administrator will construe and interpret the terms of the Purchase Plan and purchase rights granted thereunder, and all determinations of the administrator will be final and binding on all persons having an interest in the Purchase Plan or any purchase rights. The Purchase Plan provides, subject to certain limitations, for indemnification by the company of any director, officer or employee against all reasonable expenses, including attorney’s fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the Purchase Plan.

Eligibility.    Any employee of the company (or of any present or future parent or subsidiary corporation of the company designated by the administrator for inclusion in the Purchase Plan) is eligible to participate in the Purchase Plan so long as the employee is customarily employed for more than 20 hours per week and five months per calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (a) the employee immediately after grant would own stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the company or of any parent or subsidiary corporation, or (b) the employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

Offering Periods.    Generally, the Purchase Plan is implemented through a series of sequential offering periods, generally six months in duration beginning on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the effective date of the Purchase Plan and will end on April 30, 2005. The administrator is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Participation.    Eligible employees who enroll in the Purchase Plan may elect to have up to 15% of their eligible compensation withheld and accumulated for the purchase of shares at the end of each offering period in which they participate. However, all eligible employees will be automatically enrolled in the Purchase Plan’s initial offering period and may only purchase shares by delivering an exercise notice and payment of the applicable purchase price prior to the initial purchase date, provided that participants may elect to begin payroll deductions under the Purchase Plan after the effective date of a Form S-8 registration statement registering the shares reserved for issuance under the Purchase Plan. Participants may voluntarily withdraw from the Purchase

Plan at any time during an offering period and receive a refund, without interest, of the amount withheld from compensation less the amount previously applied to purchase shares. A participant may withdraw from an offering at any time without affecting his or her eligibility to participate in future offerings. However, once a participant withdraws from an offering, that participant may not again participate in the same offering. Participation ends automatically upon termination of employment.

Purchase of Shares.    Amounts accumulated for each participant are used to purchase shares our common stock at the end of each offering period at a price generally equal to 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the offering period. The administrator is authorized to reduce (but not increase) this purchase price discount prior to any offering period, or, under circumstances described in the Purchase Plan, during an offering period. The maximum number of shares a participant may purchase in any six-month offering period is the lesser of 1,250 shares or a number of shares determined by dividing $12,500 by the fair market value of a share of our common stock at the beginning of the offering period. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the Purchase Plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

Change in Control.    The Purchase Plan provides that in the event of a change in control of the company as described in the Purchase Plan, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering period then in progress will be accelerated to a date prior to the change in control.

Termination or Amendment.    The Purchase Plan will continue in effect until terminated by the administrator. The administrator may amend, suspend or terminate the Purchase Plan at any time, provided that unless stockholder approval is obtained within 12 months of such amendment, the Purchase Plan cannot be amended to increase the number of shares authorized or change the definition of the corporations that may be designated by the administrator for participation in the Purchase Plan. Amendment, suspension or termination of the Purchase Plan may not adversely affect any purchase rights previously granted without the consent of the participant, unless such amendment, suspension or termination is necessary to qualify the Purchase Plan under Section 423 of the Code or to comply with applicable law, or it is expressly provided by the administrator. Also, the administrator may amend, suspend or terminate the Purchase Plan if the administrator determines that continuation of the Purchase Plan or an offering period would result in unfavorable accounting consequences to the company as a result of a change, after the Purchase Plan’s effective date, in the generally accepted accounting principles applicable to the Purchase Plan.

401(k) Plan

On January 1, 2001, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our full-time employees. The plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the plan. The plan also permits us to make matching contributions to the plan on behalf of participants. We have never made any discretionary contributions.

RELATED PARTY TRANSACTIONS

Policy Statement

We have a policy whereby all transactions between us and our officers, directors and affiliates will be on terms no less favorable to us than could be obtained from unrelated third parties. These transactions must be approved by the audit committee of our board of directors, and until the closing of this offering, some of these transactions must be approved by the holders of 60% of our outstanding preferred stock, including warrants to purchase shares held by such investors. The transactions set forth below were conducted under application of this policy and we believe were no less favorable to us than we would have obtained in an arms length transaction with an unaffiliated third party.

Sales of Stock

In August 2001 and September 2001, we issued 6,458,251 shares of series D stock for an aggregate purchase price of $10,657,966, including (i) 605,955 shares to RAF NetVentures, L.P., of which Mr. Fox, one of our directors, is a partner, (ii) 121,191 shares to Brind Investment Partners II, of which Mr. Brind, one of our directors, is a partner, (iii) 2,181,439 shares to Core Capital Partners, L.P., of which Mr. Levine, one of our directors, is a managing director, (iv) 545,360 shares to Minotaur, LLC, of which Mr. Levine is a managing member and (v) 307,219 shares to Venture Investment Partners I LLC, over which Mr. Levine may be deemed to exercise influence over the voting and disposition of such shares.

In October 2001, we issued 2,454,120 shares of series D-1 stock for an aggregate purchase price of $4,050,002. In addition, as part of this transaction, we exchanged 3,306,697 shares of series D stock for the same amount of series D-1 stock, including (i) 727,146 shares to Core Capital Partners, L.P. and (ii) 181,787 shares to Minotaur, LLC.

In July 2002, we issued 730,023 shares of our series D-4 stock for an aggregate purchase price of $3,800,000, including (i) 19,211 shares to Brind Investment Partners II, (ii) 230,354 shares to Core Capital Partners, L.P., (iii) 57,633 shares to Minotaur, LLC and (iv) 19,211 shares to Venture Investment Partners I LLC.

In June 2003, we issued 8,709,678 units consisting of 8,709,678 shares of series E stock and warrants to acquire 1,741,935 shares of series E stock for an aggregate purchase price of $27,000,001, including (i) 8,396,581 shares of series E stock and warrants to acquire 1,679,316 shares of series E stock to TCV IV, L.P., of which Mr. Hoag, one of our directors, is founding general partner and (ii) 313,097 shares of series E stock and warrants to acquire 62,619 shares of series E stock to TCV IV Strategic Partners, L.P., of which Mr. Hoag, one of our directors, is founding general partner.

In June 2003, we issued 1,223,963 units consisting of 1,223,963 shares of series E stock and warrants to acquire 244,792 shares of series E stock in exchange for the outstanding shares of our series D-4 stock and warrants to acquire series D-4 stock held by our stockholders, including (i) 238,199 shares of series E stock and warrants to acquire 47,640 shares of series E stock to TCV IV, L.P., (ii) 8,883 shares of series E stock and warrants to acquire 1,777 shares of series E stock to TCV IV Strategic Partners, L.P., (iii) 25,707 shares of series E stock and warrants to acquire 5,141 shares of series E stock to Brind Investment Partners II, (iv) 308,488 shares of series E stock and warrants to acquire 61,698 shares of series E stock to Core Capital Partners, L.P., (v) 77,121 shares of series E stock and warrants to acquire 15,424 shares of series E stock to Minotaur, LLC and (vi) 25,707 shares of series E stock and warrants to acquire 5,141 shares of series E stock to Venture Investment Partners I LLC.

Issuance of Options

In May 2001 and May 2002, we granted Mr. Sculley options to purchase 41,667 and 66,667 shares of our common stock at an exercise price of $1.80 and $7.80 per share, respectively. In September 2001, we granted to each of Messrs. Brind, Sculley and Levine options to purchase 8,334, 8,334 and 4,167 shares, respectively, of our common stock at an exercise price of $3.12 per share. In June 2002, we granted to Mr. Kemp options to purchase 6,667 shares of our common stock at an exercise price of $7.80 per share. In January 2003, we granted to each of Messrs. Brind, Kemp, Levine and Sculley options to purchase 6,667 shares of our common stock at an exercise price of $14.04 per share. In May 2004, we granted to each of Messrs. Brind, Hoag, Kemp, Levine, Sculley and Wheeler options to purchase 6,667 shares of our common stock at an exercise price of $5.88 per share.

In March 2002, we granted Mr. Ferzacca options to purchase 83,334 shares of our common stock at an exercise price of $7.80 per share. In May 2002, we granted Messrs. Bennett and Yancey options to purchase 496,443 and 183,334 shares, respectively, of our common stock at an exercise price of $7.80 per share. In January 2003, we granted Mr. Ferzacca options to acquire 116,667 shares of our common stock at an exercise price of $14.04 per share. In January 2004, we granted Messrs. Winkler, Ferzacca and Bennett options to purchase 333,334, 41,667 and 13,334 shares, respectively, of our common stock at an exercise price of $5.88 per share. In May 2004, we granted Messrs. Steinberg, Calder and Winkler options to purchase 666,667, 433,334 and 100,000 shares, respectively, of our common stock at an exercise price of $5.88 per share.

Issuance of Warrants

We have issued the following warrants to entities affiliated with our officers or directors:

In February 2001, in connection with the sale of shares of series C stock, we issued warrants to acquire 186,405 shares of series C stock at an exercise price of $1.04 per share including warrants to acquire 120,262 shares to RAF NetVentures, L.P.

In August 2001, in connection with the sale of shares of series D stock, we issued warrants to acquire 1,291,349 shares of series D stock at an exercise price of $0.01 per share, including warrants to acquire (i) 242,382 shares to RAF NetVentures, L.P., (ii) 48,476 shares to Brind Investment Partners II, (iii) 581,717 shares to Core Capital Partners, L.P. and (iv) 145,429 shares to Minotaur, LLC.

In September 2001, in connection with service on our board of directors, we issued warrants to acquire 16,667 shares of common stock at an exercise price of $3.12 per share, including warrants to acquire 8,334 shares, to RAF NetVentures, L.P.

In October 2001, in connection with the sale of shares of series D-1 stock, we issued warrants to acquire 683,639 shares of series D-1 stock at an exercise price of $0.01 per share. In addition, as part of the exchange of certain shares of series D stock for shares of series D-1 stock, we issued warrants to acquire 330,671 shares of series D-1 stock at an exercise price of $0.01 per share, including warrants to acquire (i) 72,715 shares to Core Capital Partners, L.P., (ii) 18,179 shares to Minotaur, LLC and (iii) 30,722 shares to Venture Investment Partners I LLC.

In January 2002, we issued warrants to acquire 6,667 shares of common stock at an exercise price of $0.03 per share to K3T Partners LLC, of which Mr. Kemp was a partner at the time of such issuance.

In July 2002, in connection with the sale of our shares of series D-4 convertible preferred stock, we issued warrants to acquire an aggregate of 243,142 shares of our common stock at an exercise price of $0.01 per share including warrants to acquire (i) 6,404 shares to Brind Investment Partners II, (ii) 76,644 shares to Core Capital Partners, L.P., (iii) 19,212 shares to Minotaur, LLC and (d) 6,404 shares to Venture Investment Partners I LLC. These warrants were subsequently exchanged in connection with the sale of series E stock.

In June 2003, we issued warrants to acquire common stock at an exercise price of $0.03 per share in connection with the sale and exchange of our series E stock, including warrants to acquire (i) 1,148 shares of common stock held by Brind Investment Partners II, (ii) 13,787 shares of common stock held by Core Capital Partners, L.P., (iii) 3,442 shares of common stock held by Minotaur, LLC and (iv) 1,148 shares of common stock held by Venture Investment Partners I LLC.

In June 2003, we issued warrants to acquire common stock at an exercise price of $0.03 per share in connection with the sale and exchange of our series E stock. Beginning June 12, 2004, these warrants become exercisable for an aggregate of 364,231 shares of common stock, including warrants to acquire (i) 316,608 shares of common stock held by TCV IV, L.P., (ii) 11,806 shares of common stock held by TCV IV Strategic Partners, L.P., (iii) 943 shares of common stock held by Brind Investment Partners II, (iv) 11,311 shares of common stock held by Core Capital Partners, L.P., (v) 2,828 shares of common stock held by Minotaur, LLC and (vi) 943 shares of common stock held by Venture Investment Partners I LLC. If we do not complete this offering in the interim, the number of shares exercisable under these warrants increases on a monthly basis until June 30, 2006 to a maximum increase in shares of 899,798.

Loans to Executive Officers

In December 2001, we provided a loan to Mr. Steinberg, our chairman and chief executive officer, to assist in purchase of his primary residence. This loan is evidenced by a limited recourse promissory note in the principal amount of $1,000,000 at a fixed annual interest rate of 6%. This loan is secured by 396,826 shares of our common stock owned by Mr. Steinberg and currently held in escrow. The unpaid principal balance of the note together with all accrued and unpaid interest is due and payable on the earlier of (i) November 30, 2004, (ii) six months after the expiration of a lock-up period imposed pursuant to an initial public offering, (iii) the sale by Mr. Steinberg of more than 15% of his capital stock or (iv) upon Mr. Steinberg’s voluntary termination of his employment with us. The loan was approved by our independent directors. As of August 31, 2004, the total amount outstanding under the loan was $1,160,000, including accrued and unpaid interest. Upon the closing of this offering, Mr. Steinberg will use a portion of the proceeds from his sale of 125,000 shares of common stock to pay the loan in full.

Employment Arrangements

We have employment agreements with some of our named executive officers as described previously under “Management—Employment Arrangements.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of August 31, 2004, and as adjusted to reflect the sale of shares offered by:

•	each person or entity who we know beneficially owns more than 5% of our outstanding capital stock;

•	each of the named executive officers;

•	each selling stockholder participating in offering and in the over-allotment option;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 31, 2004 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated as beneficially owned by such person.

Applicable percentage ownership in the following table is based on 25,581,299 shares of common stock outstanding as of August 31, 2004 and 31,581,371 shares of common stock outstanding immediately following the completion of this offering, as adjusted to reflect the 1-for-3 stock split effective September 16, 2004 and conversion of all outstanding shares of convertible preferred stock into 13,619,536 shares of common stock upon the closing of this offering. Unless otherwise indicated, the address for each stockholder listed is c/o InPhonic, Inc., 1010 Wisconsin Avenue, Suite 600, Washington, DC 20007.

	Shares Beneficially Owned Prior to Offering		Shares Included in Offering	Shares Beneficially Owned After Offering Assuming No Exercise of Over- allotment Option		Shares Being Offered	Shares Beneficially Owned After Offering Assuming Full Exercise of Over- allotment Option
Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Number	Percent
Directors and Executive Officers
David A. Steinberg (1)	6,371,438	24.9%	125,000	6,246,438	19.2%	—	6,246,438	18.6%
Frank C. Bennett III (2)	195,788	*	—	195,788	*	—	195,788	*
Donald Charlton (3)	139,001	*	—	139,001	*	—	139,001	*
Michael E. Ferzacca (4)	37,302	*	—	37,302	*	—	37,302	*
Scott G. Yancey, Jr. (5)	19,027	*	—	19,027	*	—	19,027	*
Ira Brind (6)	115,421	*	6,439	108,982	*	7,727	101,255	*
Robert Fox (7)	1,578,396	6.2	143,164	1,435,232	4.4	171,796	1,263,436	3.7
Jay Hoag (8)	8,034,723	30.2	—	8,034,723	23.9	—	8,034,723	23.2
Jack Kemp (9)	28,123	*	—	28,123	*	—	28,123	*
Mark J. Levine (10)	1,365,857	5.3	120,737	1,245,120	3.8	144,886	1,100,234	3.3
John Sculley (11)	718,265	2.8	53,832	664,433	2.0	64,598	599,835	1.8
Thomas Wheeler	6,667	*	—	6,667	*	—	6,667	*
All executive officers and directors as a group (15 persons) (12)	18,718,434	68.1	449,172	18,269,262	53.0	389,007	17,880,255	50.3

5% Stockholders (13)
Entities affiliated with Technology Crossover Ventures L.P. (14)	8,034,723	30.2	—	8,034,723	23.9	—	8,034,723	23.2
RAF NetVentures, L.P. (15)	1,578,396	6.2	143,164	1,435,232	4.4	171,796	1,263,436	3.7
SX Holdings, Inc. (16)	1,345,046	5.3	33,571	1,311,475	4.0	40,220	1,271,255	3.8

(1)	Includes (1) 395,834 shares beneficially owned by BB&LB Trust dated June 24, 2002, (2) 150,538 shares beneficially owned by the Kristin and David Steinberg Foundation and (3) 89,995 shares beneficially owned by members of Mr. Steinberg’s immediate family. Mr. Steinberg shares dispositive and voting control over these shares. Mr. Steinberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(2)	Includes 195,788 shares issuable upon exercise of vested stock options.

(3)	Included 139,001 shares issuable upon exercise of vested stock options.

(4)	Includes 37,302 shares issuable upon exercise of vested stock options.

(5)	Includes 19,027 shares issuable upon exercise of vested stock options.

(6)	Includes (a) 15,000 shares issuable upon exercise of vested options, (b) 3,127 shares issuable upon exercise of warrants, (c) 22,122 shares issuable upon conversion of preferred stock upon the closing of the offering and (d) 45,494 shares issuable upon conversion of preferred stock upon closing of the offering and 18,223 shares issuable upon exercise of warrants, of which 1,722 will terminate if not exercised prior to the closing of the offering, beneficially owned by Brind Investment Partners II, of which Mr. Brind is a Partner, and as to which shares Mr. Brind shares dispositive and voting control. Mr. Brind disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The address of Mr. Brind is c/o Brind Investment Partners II, 1926 Arch Street, Philadelphia, PA 19103.

(7)	Includes (a) 1,503,366 shares issuable upon conversion of preferred stock upon closing of the offering and (b) 75,030 shares issuable upon exercise of warrants by RAF NetVentures, L.P. All such shares are beneficially owned by RAF NetVentures, L.P. Mr. Fox, a director, is a partner of RAF NetVentures, L.P. Mr. Fox shares dispositive and voting control over these shares. Mr. Fox disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest. The address of RAF NetVentures, L.P. is One Pitcairn Place, Suite 2100, 165 Township Line Road, Jenkintown, PA 19046.

(8)	Includes the following shares as to which Mr. Hoag shares dipositive and voting power: (a) 5,638,817 shares issuable upon conversion of preferred stock upon the closing of the offering, 1,096,050 shares of common stock and 1,011,025 shares issuable upon exercise of warrants beneficially owned by TCV IV, L.P. and (b) 210,264 shares issuable upon conversion of preferred stock upon closing of the offering, 40,869 shares of common stock and 37,700 shares issuable upon exercise of warrants beneficially owned by TCV IV Strategic Partners, L.P. Mr. Hoag, one of our directors, is a managing member of Technology Crossover Management IV, L.L.C., (“TCM”). TCM is the general partner of TCV IV, L.P. and TCV IV Strategic Partners, L.P. The address of Mr. Hoag is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(9)	Includes 11,455 shares and 3,334 shares issuable upon exercise of warrants beneficially owned by the Jack Kemp Family Trust and 13,334 shares issuable upon exercise of his options. Mr. Kemp disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(10)	Includes the following shares as to which Mr. Levine shares dispositive and voting power: (a) 928,705 shares issuable upon conversion of preferred stock upon closing of the offering and 56,774 shares issuable upon exercise of warrants of which 20,655 will terminate if not exercised prior to the closing of the offering beneficially owned by Core Capital Partners, L.P. of which Mr. Levine is a managing director, (b) 232,177 shares issuable upon conversion of preferred stock upon closing of the offering and 14,195 shares issuable upon exercise of warrants, of which 5,165 will terminate if not exercised prior to the closing of this offering, beneficially owned by Minotaur, LLC of which Mr. Levine is a managing member, (c) 106,986 shares issuable upon conversion of preferred stock upon closing of the offering and 4,731 shares issuable upon exercise of warrants, of which 1,722 will terminate if not exercised prior to the closing of this offering, beneficially owned by Venture Investment Partners I LLC, over which Mr. Levine may be deemed to exercise influence over the voting and disposition of such shares, (d) 11,455 shares owned by North Bend Partners I LLC, of which Mr. Levine is a member and (e) 10,834 shares issuable upon exercise of his options. Mr. Levine disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The address of Mr. Levine is c/o Core Capital Partners, L.P. 901 15th Street, NW, 9th Floor, Washington, DC 20005.

(11)	Includes (a) 123,334 shares issuable upon exercise of vested options, (b) 25,055 shares issuable upon exercise of warrants and (c) 102,089 shares issuable upon conversion of preferred stock upon closing of the offering. Also includes (a) 2,292 shares owned by John Sculley Irrevocable Trust Udt 12/30/97 FBO Oliver Allnatt and (b) 2,292 shares owned by John Sculley Irrevocable Trust Udt 12/30/97 FBO Madeline Allnatt. Mr. Sculley disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The address of Mr. Sculley is 152 West 57th Street, 23rd floor, New York, New York 10019.

(12)	Includes (a) 668,713 shares issuable upon exercise of vested options, (b) 1,249,194 shares issuable upon exercise of warrants, of which 29,264 will terminate if not exercised prior to the closing of this offering and (c) 8,744,525 shares issuable upon conversion of preferred stock upon closing of the offering.

(13)	Mr. Steinberg is also a holder of greater than 5% of our common stock.

(14)	Includes the following shares as to which Mr. Hoag shares dispositive and voting power: (a) 5,638,817 shares issuable upon conversion of preferred stock upon the closing of the offering, 1,096,050 shares of common stock and 1,011,025 shares issuable upon exercise of warrants beneficially owned by TCV IV, L.P. and (b) 210,264 shares issuable upon conversion of preferred stock upon closing of the offering, 40,869 shares of common stock shares and 37,700 shares issuable upon exercise of warrants beneficially owned by TCV IV Strategic Partners, L.P. Mr. Hoag, one of our directors, is a managing member of TCM. TCM is the general partner of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Hoag and TCM disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest. The address of TCV IV, L.P. is Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(15)	Includes (a) 1,503,366 shares issuable upon conversion of preferred stock upon the closing of the offering and (b) 75,030 shares issuable upon exercise of warrants. All such shares are beneficially owned by RAF NetVentures, L.P. Mr. Fox, a director, is a partner of RAF NetVentures, L.P. Mr. Fox shares dispositive and voting control over these shares. Mr. Fox disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest. The address of RAF NetVentures, L.P. is One Pitcairn Place, Suite 2100, 165 Township Line Road, Jenkintown, PA 19046.

DESCRIPTION OF OUR CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share.

The following is a summary of the material terms of our common stock and preferred stock, giving effect to the amendments to the certificate of incorporation to be filed upon completion of the offering, and to the 1-for-3 reverse stock split effective September 16, 2004. Please see our amended and restated certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

Common Stock

As of July 31, 2004, there were 11,648,487 shares of our common stock outstanding, held of record by approximately 145 stockholders, excluding common stock issuable upon conversion of our convertible preferred stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into an aggregate of 13,619,536 shares of common stock, provided that the aggregate offering price of the shares offered in this offering equals or exceeds $30,000,000 and the price per share in this offering equals or exceeds $13.95 per share before deduction of underwriters’ discounts and commissions. As of August 31, 2004, the conversion ratios for our currently outstanding preferred stock are: for 668,782 shares of series A preferred stock and 2,282,684 shares of series B preferred stock, 0.83 for 1; for 6,740,858 shares of series C preferred stock, 4,271,706 shares of series D preferred stock and 6,318,948 shares of series D-1 preferred stock, 0.42 for 1; and for all other classes of preferred stock totaling 11,815,471 shares, 0.33 for 1. Following the completion of this offering, 10,000,000 shares of undesignated preferred stock will be authorized for issuance. Our board of directors will have the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Warrants

In June 2003, we issued warrants to acquire common stock at an exercise price of $0.03 per share in connection with the sale and exchange of our series E stock. On June 12, 2004, these warrants became exercisable and as of September 30, 2004, these warrants were exercisable for an aggregate of 466,231 shares of common stock. If we do not complete this offering in the interim, the number of shares exercisable under these warrants increases by 34,624 shares on October 31, 2004 and 34,945 shares on November 30, 2004.

As of July 31, 2004, warrants to purchase an additional 970,018 shares of our common stock were outstanding, of which 313,310 terminate if not exercised in connection with the closing of this offering, not including warrants to purchase shares of preferred stock that will automatically convert into warrants to purchase 989,222 shares of common stock upon the closing of this offering. These warrants generally expire five years from the date of issue.

Registration Rights

After this offering, the holders of approximately 25,481,888 shares of common stock and rights to acquire common stock pursuant to outstanding warrants will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the seventh amended and restated investor rights agreement dated June 12, 2003 between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and to include shares of common stock therein. Additionally, the holders of at least a majority of the common stock issuable upon conversion of series B, series C, series D, series D-1, series D-5 and series E preferred stock, voting together as a single class, may require us on up to two occasions to file a registration statement under the Securities Act with respect to their shares of common stock, provided that the aggregate offering price would exceed $10,000,000. We must pay for all expenses in connection with these registrations, other than underwriters discounts and commissions. We are required to use our best efforts to effect any such registration. Further, holders may require us to file up to two additional registration statements on Form S-3 in any 12-month period at our expense so long as we are eligible for such registration. Under these registration rights we are not required to effect a registration (i) within six months following the effective date of this offering, (ii) within six months after the effective date of any other registration statement of our company, (iii) if the underwriters of an offering limit the number of shares included in the registration or (iv) if in our good faith judgment it would be seriously detrimental to us to do so.

Antitakeover Provisions

Delaware Law

We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of 66 2/3% of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	our board of directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of 66 2/3% of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation of Liability

As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the directors duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the persons fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to maintain director and officer liability insurance on behalf of our directors and officers.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from wilful misconduct. The indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnification and to obtain directors’ and officers’ insurance if available on reasonable terms.

Stock Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “INPC.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While all currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 31,581,371 shares of our common stock, based upon the number of shares of common stock outstanding as of August 31, 2004 and assuming automatic conversion of all of our outstanding convertible preferred stock, exercise of warrants to purchase 313,310 shares of common stock that will terminate if not exercised upon completion of the offering, no exercise of the underwriters’ over-allotment option, no exercise of outstanding options or other warrants, and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

Lock-up Agreements.    All of our directors, officers, warrant holders and holders of all but              shares of our outstanding common stock are subject to lock-up agreements under which they have agreed, with limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus without the prior consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. The shares of our common stock to be sold by the selling stockholders in this offering are not subject to lock-up restrictions. Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. may, in their sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Rule 144.    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of August 31, 2004, an aggregate of approximately 15,640,539 shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, all but              of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding as of August 31, 2004, an aggregate of approximately 9,858,694 shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all but              of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the one-year holding requirements of Rule 144.

An aggregate of 12,604 shares of our common stock that were outstanding as of August 31, 2004 and approximately 6,379,478 shares of our common stock that may be acquired upon the exercise of options outstanding as of August 31, 2004, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all but              of the outstanding shares and shares issuable upon exercise of outstanding options described above are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Registration Rights.    Beginning 180 days after this offering, holders of approximately 25,481,888 shares of our common stock are entitled to have their shares registered by us under the Securities Act. See “Description of Capital Stock — Registration Rights.” After any registration of these shares, such shares, except for shares purchased by affiliates, will be freely tradable without restriction under the Securities Act.

Stock Plans.    We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 1999 stock incentive plan. This registration statement is expected to become effective upon filing. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Friedman, Billings, Ramsey & Co., Inc.
Allen & Company LLC
Pacific Crest Securities Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $          per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $          per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 7,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees (in thousands)
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $4.0 million.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. This consent may be given at any time without public notice. Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. have no present intent to consent to a waiver of the lock-up period. However, consent may be given at any time without public notice. In the past Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. have considered a variety of factors in connection with the release of lock-ups, including, among others, the likelihood of a material market effect from the sale of released shares, the market price for the shares relative to the original offering price, the hardship of any person requesting a waiver and the desirability of fostering an orderly market for the shares. Transfers or dispositions can be made during the lock-up period in the case of gifts or estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale at the initial public offering price up to 300,000 shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

LEGAL MATTERS

Gray Cary Ware & Freidenrich LLP, Washington, DC, will pass upon the validity of the shares of common stock on our behalf. Selected legal matters relating to this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, Pittsburgh, PA.

EXPERTS

The consolidated financial statements and schedules of InPhonic, Inc. and subsidiaries as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein and upon their authority as experts in accounting and auditing. The report of KPMG LLP includes an explanatory paragraph that states that the company adopted the provisions of Emerging Issues Task Force Issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables effective July 1, 2003, and Statement of Financial Accounting Standards No. 142, Goodwill and other Intangible Assets effective January 1, 2002, and refers to the restatement of the consolidated financial statements as of and for the years ended December 31, 2003 and 2002.

The financial statements of Avesair, Inc. as of December 31, 2002 and for the two years ended December 31, 2001 and 2002, included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The report of PricewaterhouseCoopers LLP includes an explanatory paragraph that states that the Avesair financial statements have been prepared assuming Avesair will continue as a going concern.

The consolidated financial statements of Simplexity, Inc. as of December 31, 2001, and for the year ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein and upon their authority as experts in accounting and auditing. The report of KPMG LLP includes an explanatory paragraph that states that Simplexity, Inc. was acquired by Inphonic, Inc. on February 13, 2002.

CHANGE IN OUR CERTIFYING ACCOUNTANTS

On March 7, 2002, our board of directors, upon recommendation of the audit committee of our board of directors, appointed KPMG LLP to serve as our independent public accountants for the fiscal years ended December 31, 1999, 2000 and 2001, replacing Arthur Andersen LLP which had previously served as our independent public accountant. Our engagement of Arthur Andersen LLP, which had served as our independent auditor for the year ended December 31, 2000, was terminated on March 7, 2002.

Arthur Andersen LLP’s report on our financial statements for the year ended December 31, 2000 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2000 through the date of termination, except for the item disclosed below, there were no disagreements with Arthur Andersen LLP on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreements in connection with Arthur Andersen LLP’s report.

Our board of directors was notified of a disagreement between Arthur Andersen LLP and us relating to the application of accounting principles with regards to our timing of revenue recognition on commissions earned. We ultimately adopted an accounting treatment consistent with Arthur Andersen LLP’s position. We have authorized Arthur Andersen LLP to respond fully to the inquiries of our successor accountant concerning this matter.

We have provided Arthur Andersen LLP with a copy of the foregoing statements and requested that they furnish us with a letter addressed to the SEC stating whether it agrees with the foregoing statements and, if not, stating the respects in which it does not agree. We have not received nor do we expect to receive a response from Arthur Andersen LLP.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement, including exhibits, schedules and amendments. This prospectus is a part of the registration statement and includes all of the information that we believe is material to an investor considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. The registration statement is available for inspection and copying at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SECs Internet site is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

InPhonic, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of InPhonic, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InPhonic, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2(h) to the consolidated financial statements, the Company adopted the provisions of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, effective July 1, 2003. As discussed in note 3(e) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards “SFAS” No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

The Company has restated its consolidated financial statements as of and for the years ended December 31, 2003 and 2002 as discussed in note 15 to the consolidated financial statements.

McLean, Virginia

June 2, 2004, except as to Notes 2(v) and 14, which are as of September 16, 2004 and Note 15, which

is as of October 12, 2004

INPHONIC, INC. & SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2003

(in thousands, except

per share and share amounts)

	2002	2003
	(Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$12,626	$29,048
Accounts receivable, net of allowance for doubtful accounts of $200 and $246, respectively	2,508	10,611
Inventory, net	3,978	3,605
Prepaid expenses	514	413
Deferred costs and other current assets	3,376	2,271

Total current assets	23,002	45,948
Restricted cash and cash equivalent	1,053	600
Property and equipment, net	4,411	5,169
Goodwill	7,819	9,479
Intangible assets, net	3,486	987
Deposits and other assets	549	1,357

Total assets	$40,320	$63,540

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Bank line of credit	$394	$4,075
Accounts payable	10,678	16,493
Accrued payroll and vacation	2,139	2,646
Accrued expenses	8,630	12,401
Deferred revenue	15,912	12,758

Total current liabilities	37,753	48,373
Subordinated notes payable	2,367	—
Term loan	—	2,804
Bank line of credit, net of current portion	3,909	—

Total liabilities	44,029	51,177
Redeemable preferred stock:
Series E redeemable convertible preferred stock, $0.01 par value Authorized 11,920,370 shares at December 31, 2003; issued and outstanding 9,933,640 shares at December 31, 2003; liquidation preference of approximately $41,737 at December 31, 2003	—	27,100
Warrants to purchase Series E redeemable convertible preferred stock	—	1,852
Series D-4 redeemable convertible preferred stock, $0.01 par value Authorized 1,940,000 shares at December 31, 2002; issued and outstanding 730,023 shares at December 31, 2002; liquidation preference of approximately $3,958 at December 31, 2002	2,998	—
Series D and D-1 redeemable convertible preferred stock, $0.01 par value Authorized 20,000,000 shares at December 31, 2002 and 2003; issued and outstanding 9,962,208 and 10,590,654 shares December 31, 2002 and 2003, respectively; liquidation preference of approximately $16,827 and $23,438 at December 31, 2002 and 2003, respectively	13,921	19,155
Warrants to purchase Series D and D-1 redeemable convertible preferred stock	3,196	437
Series C redeemable convertible preferred stock, $0.01 par value Authorized 7,273,762 shares at December 31, 2002 and 2003; issued and outstanding 6,576,246 and 6,741,308 December 31, 2002 and 2003, respectively; liquidation preference of approximately $7,487 and $9,196 at December 31, 2002 and 2003, respectively	10,385	12,104
Warrants to purchase Series C redeemable convertible preferred stock	612	455
Series B redeemable convertible preferred stock, $0.01 par value Authorized, issued and outstanding 2,282,684 shares at December 31, 2002 and 2003, respectively; liquidation preference of approximately $3,319 and $3,623 at December 31, 2002 and 2003, respectively	5,185	6,691

Total redeemable preferred stock	36,297	67,794
Stockholders’ equity (deficit):
Series D-5 convertible preferred stock, $0.01 par value Authorized, issued and outstanding 672,389 shares at December 31, 2003; liquidation preference of approximately $1,886 at December 31, 2003	—	1,884
Series D-3 convertible preferred stock, $0.01 par value Authorized 792,775 and 2,000,000 shares at December 31, 2002 and 2003, respectively; issued and outstanding 792,775 shares at December 31, 2002 and 2003 liquidation preference of approximately $2,532 and $2,766 at December 31, 2002 and 2003, respectively	2,137	2,137
Series D-2 convertible preferred stock, $0.01 par value Authorized 416,667 and 550,000 shares at December 31, 2002 and 2003, respectively; issued and outstanding 416,667 shares at December 31, 2002 and 2003, respectively; liquidation preference of approximately $1,163 and $906 at December 31, 2002 and 2003, respectively	688	688
Series A convertible preferred stock, $0.01 par value Authorized, issued and outstanding 668,782 shares at December 31, 2002 and 2003; liquidation preference of $500 and $509 at December 31, 2002 and 2003, respectively	500	500
Common stock, $0.01 par value
Authorized 99,440,000 and 100,000,000 shares at December 31, 2002 and 2003, respectively; issued and outstanding 10,632,214 and 11,547,514 shares at December 31, 2002 and 2003, respectively;	106	115
Additional paid-in capital	24,359	34,540
Note receivable from stockholder	(1,060)	(1,120)
Accumulated deficit	(66,736)	(94,175)

Total stockholders’ deficit	(40,006)	(55,431)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$40,320	$63,540

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
		(Restated)	(Restated)
	(in thousands, except per share and share amounts)
Revenues:
Activations and services	$9,065	$51,889	$119,091
Equipment	4,019	11,119	17,045

Total revenues	13,084	63,008	136,136

Cost of revenues, excluding depreciation and amortization:
Activation and services	3,118	8,367	21,203
Equipment	6,966	31,026	55,310

Total cost of revenues	10,084	39,393	76,513

Operating expenses:
General and administrative expenses, excluding depreciation and amortization	14,604	28,583	40,259
Sales and marketing expenses, excluding depreciation and amortization	5,023	17,678	30,600
Depreciation and amortization	487	2,600	5,434
Impairment of goodwill and intangibles	—	3,315	2,431

Total operating expenses	20,114	52,176	78,724

Loss from operations	(17,114)	(28,561)	(19,101)

Other income (expense):
Interest income	155	289	287
Interest expense	(300)	(737)	(1,408)

Total other expense	(145)	(448)	(1,121)

Net loss	(17,259)	(29,009)	(20,222)
Preferred stock dividends and accretion to preferred redemption values	(2,049)	(8,048)	(7,309)

Net loss attributable to common stockholders	$(19,308)	$(37,057)	$(27,531)

Basic and diluted net loss per share	$(2.42)	$(3.56)	$(2.46)

Basic and diluted weighted average shares outstanding	7,969,070	10,406,584	11,204,791

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit

Years ended December 31, 2001, 2002, and 2003

	Series D-5 convertible preferred stock		Series D-3 convertible preferred stock		Series D-2 convertible preferred stock		Series A convertible preferred stock		Common stock
											Additional paid-in capital	Note receivable from stockholder	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except per share and share amounts)
Balance, January 1, 2001	—	$—	—	$—	—	$—	668,782	$500	7,729,375	$77	$1,184	$—	$(10,371)	$(8,610)
Issuance of Series D-2 preferred stock and common stock in connection with acquisition of GadgetSpace	—	—	—	—	416,667	688	—	—	998,677	10	4,184	—	—	4,882
Warrants issued in connection with long-term debt	—	—	—	—	—	—	—	—	—	—	852	—	—	852
Loan to stockholder	—	—	—	—	—	—	—	—	—	—	—	(1,000)	—	(1,000)
Issuance of common stock under anti-dilution provisions	—	—	—	—	—	—	—	—	56,048	1	137	—	—	138
Issuance of restricted stock to non-employee	—	—	—	—	—	—	—	—	196,964	2	(2)	—	—	—
Compensation expense on restricted stock and options granted to non-employees	—	—	—	—	—	—	—	—	—	—	1,697	—	—	1,697
Dividends and accretion on redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(2,049)	(2,049)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(17,259)	(17,259)

Balance, December 31, 2001	—	$—	—	$—	416,667	$688	668,782	$500	8,981,064	$90	$8,052	$(1,000)	$(29,679)	$(21,349)
Issuance of common stock in connection with acquisition of Reason	—	—	281,344	639	—	—	—	—	608,637	6	3,518	—	—	4,163
Issuance of common stock in connection with acquisition of Simplexity	—	—	511,431	1,498	—	—	—	—	845,549	8	6,575	—	—	8,081
Warrants issued in connection with long-term debt and preferred stock	—	—	—	—	—	—	—	—	—	—	1,121	—	—	1,121
Exercise of common stock warrants and options										—	—	—	—	—
Issuance of restricted stock to non-employee	—	—	—	—	—	—	—	—	196,964	2	(2)	—	—	—
Loan to stockholder	—	—	—	—	—	—	—	—	—	—	—	(60)	—	(60)
Compensation expense on restricted stock and options granted to non-employees	—	—	—	—	—	—	—	—	—	—	5,095	—	—	5,095
Dividends and accretion on redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(8,048)	(8,048)
Net loss (Restated)	—	—	—	—	—	—	—	—	—	—	—	—	(29,009)	(29,009)

Balance, December 31, 2002 (Restated)	—	$—	792,775	$2,137	416,667	$688	668,782	$500	10,632,214	$106	$24,359	$(1,060)	$(66,736)	$(40,006)
Issuance of common stock in connection with acquisition of Avesair, net of costs	672,389	1,884	—	—	—	—	—	—	224,130	2	1,562	—	—	3,448
Issuance of common stock	—	—	—	—	—	—	—	—	376,344	4	2,621	—	—	2,625
Exchange of Series D-4 to Series E	—	—	—	—	—	—	—	—	(24,974)	—	204	—	—	204
Warrants issued in connection with long-term debt and preferred stock	—	—	—	—	—	—	—	—	—	—	2,358	—	—	2,358
Exercise of common stock warrants and options	—	—	—	—	—	—	—	—	48,957	—	27	—	—	27
Cashless options exercise	—	—	—	—	—	—	—	—	290,843	3	2,017	—	—	2,020
Loan to stockholder	—	—	—	—	—	—	—	—	—	—	—	(60)	—	(60)
Compensation expense on restricted stock and options granted to non-employees	—	—	—	—	—	—	—	—	—	—	1,484	—	—	1,484
Dividends and accretion on redeemable preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(7,217)	(7,217)
Dividends declared	—	—	—	—	—	—	—	—	—	—	(92)	—	—	(92)
Net loss (Restated)	—	—	—	—	—	—	—	—	—	—	—	—	(20,222)	(20,222)

Balance, December 31, 2003 (Restated)	672,389	$1,884	792,775	$2,137	416,667	$688	668,782	$500	11,547,514	$115	$34,540	$(1,120)	$(94,175)	$(55,431)

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
		(Restated)	(Restated)
	(in thousands)
Cash flows from operating activities:
Net loss	$(17,259)	$(29,009)	$(20,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	487	2,600	5,434
Non-cash interest expense, net	68	243	628
Bad debt expense	14	756	530
Stock-based compensation	1,697	5,095	3,611
Impairment of goodwill and intangibles	—	3,315	2,431
Write off of initial public offering expenses	—	1,307	—
Changes in operating assets and liabilities, net of assets and liabilities received from business acquisition:
Accounts receivable	(5,962)	3,216	(8,450)
Inventory	(862)	(3,016)	373
Prepaid expenses	(238)	(191)	101
Deferred costs	(1,936)	(1,327)	1,105
Accounts payable	3,307	6,364	5,827
Accrued payroll and vacation	787	956	507
Accrued expenses	2,654	1,902	4,669
Deferred revenue	11,760	3,575	(3,155)

Net cash used in operating activities	(5,483)	(4,212)	(6,611)

Cash flows from investing activities:
Cash received from business acquisition, net of costs	1,127	2,541	1,961
Note receivable from stockholder	(1,000)	—	—
Deposits and other assets	(152)	(1,424)	(808)
Other liabilities	—	10	—
Capitalized expenditures, including internal capitalized labor	(1,102)	(3,602)	(4,856)
Purchase of (reduction in) restricted cash and cash equivalent	(203)	(850)	453

Net cash used in investing activities	(1,330)	(3,325)	(3,250)

Cash flows from financing activities:
Net borrowings under lines of credit	485	2,443	(454)
Proceeds from the issuance of subordinated notes payable, net of costs	2,965	—	—
Proceeds from borrowing on debt	—	—	3,000
Principal repayments on debt	—	—	(3,000)
Proceeds from exercise of warrants and options	—	—	117
Proceeds from issuance of Series E stock, net of costs	—	—	26,620
Proceeds from issuance of Series D-4 and D-4 common warrants, net of costs	—	3,785	—
Proceeds from issuance of Series D and D-1 stock, net of costs	13,989	—	—
Proceeds from exercise of Series D and D-1 warrants	10	—	—
Proceeds from issuance of Series C stock	775	—	—

Net cash provided by financing activities	18,224	6,228	26,283

Net increase (decrease) in cash and cash equivalents	11,411	(1,309)	16,422
Cash and cash equivalents, beginning of year	2,524	13,935	12,626

Cash and cash equivalents, end of year	$13,935	$12,626	$29,048

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	$232	$737	$543
Supplemental disclosure of noncash activities:
Issuance of common stock in business acquisitions	$4,194	$10,108	$1,563
Issuance of Series D-2 stock in business acquisitions	688	—	—
Issuance of Series D-3 stock in business acquisitions	—	2,137	—
Issuance of Series D-5 stock in business acquisitions	—	—	1,924
Preferred stock dividends and accretion to redemption value	2,049	8,048	7,309

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(1)	The Company

(a)	Business Description

InPhonic, Inc. and subsidiaries (the “Company”) is an online seller of services and devices to consumers through websites that the Company creates and manages for third parties under their own brands. These third parties include online businesses, member-based organizations and associations, and national retailers, whom the Company refers to collectively as marketers. The Company does not generate any revenue for the creation or management of these private-labeled websites. The Company also sells services and devices through its own branded websites, including Wirefly.com. The Company has developed a proprietary e-commerce platform that integrates the merchandising, provisioning, procurement, customer care and billing operations into a single system for the online sale of wireless services and devices. The Company operates as a mobile virtual network operator, or MVNO, under its Liberty Wireless brand, marketing and selling to consumers wireless airtime services it purchases wholesale from a national wireless carrier. Additionally, the Company sells a variety of wireless services.

The Company is headquartered in Washington D.C. and maintains its technology and operations center in Largo, Maryland.

(b)	Risk and Uncertainties

The Company’s operations are subject to certain risks and uncertainties including, among others, actual and potential competition by entities with greater financial resources, rapid technological changes, the need to retain key personnel and protect intellectual property and the availability of additional capital financing on terms acceptable to the Company.

The Company has incurred net losses since inception of approximately $(94,175) and operating cash flow deficits for all years from 1999 (inception) to 2003. To date, management has relied on debt and equity financings to fund its operating deficit. The Company may require additional financing to fund future operations.

(2)	Summary of Significant Accounting Principles

(a)	Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of InPhonic, Inc. and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of such estimates include reserve for future deactivations, allowance for uncollectible accounts, allowance for rebates, valuation of inventory, estimated useful life of assets, impairment of long-lived assets and goodwill, valuation of deferred tax assets, reserves for contingent tax liabilities and valuation of equity instruments. Actual results could differ from those estimates.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2003, cash and cash equivalents consisted primarily of investments in money market demand deposits. The Company maintains bank accounts with federally insured financial institutions. At times, balances at each bank may exceed insured limits.

(d)	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company extends credit to wireless network carriers (“carriers”) on an unsecured basis in the normal course of business. As of December 31, 2002 and 2003, two carriers accounted for 60% and 64% of accounts receivable, respectively. Subsequent to year-end, substantially all of these accounts receivable amounts were collected.

For each of the years ended December 31, 2003 and 2002, revenues from two carriers, in the Wireless Activation and Services segment, exceeded 10% of the Company’s total revenues. For the year ended December 31, 2002, revenues from two carriers exceeded 10% of the Company’s total revenues.

Revenues from each customer, which exceeded 10% of the Company’s total revenues for the years ended December 31, 2001, 2002 and 2003, are as follows:

	2001	2002	2003
Customer A (Wireless activation and services)	16%	14%	*
Customer B (Wireless activation and services)	16%	41%	28%
Customer C (Wireless activation and services)	*	*	12%
Customer D (Data services)	26%	*	*

* Less than 10%

(e)	Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to pay. If the financial condition of a material portion of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Inventory

Inventory consists primarily of wireless devices. The carrying value of inventory is stated at the lower of cost or market value. Cost is determined using a method which approximates the first-in-first-out method. The Company writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value or replacement cost based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. At December 31, 2003, the Company wrote down inventory approximately $880. No write-down was required as of December 31, 2002. Historically, the Company has not experienced significant write-offs, with the exception of returned, unmarketable inventory.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(g)	Impairment or Disposal of Long-Lived Assets

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. The adoption of SFAS No. 144 did not have an impact on the Company’s consolidated financial statements (see note 3(a)).

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement required that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(h)	Revenue Recognition

Activations and Services Revenues

The Company provides activation and other services in connection with the wireless activation and services segment, MVNO services segment and data services segment.

Wireless activation and services: The Company generates revenues from wireless carriers who pay commissions, as well as volume and performance-based bonuses, for activating wireless services. The Company recognizes these commissions upon shipment of activated devices to the customer less an allowance for deactivations. The Company also charges for devices, shipping and handling. The Company does not sell wireless devices separate from service plans.

The Company negotiates commissions and bonuses with the wireless carriers on an annual basis. The Company bills wireless carriers for annual volume bonuses on a monthly basis and records these bonuses as deferred revenue at the time of billing. Wireless carriers periodically offer bonuses for achieving monthly volume and performance targets. The Company recognizes these monthly bonuses as earned in accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements. Revenue is recognized only when all of the following criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the seller’s price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured. Amounts collected in cash prior to being earned are recorded as deferred revenue.

Prior to the fourth quarter of 2003, the provisions of Securities and Exchange Commission SAB No. 101, required the Company to defer 100% of revenues from carriers until the expiration of any applicable commission chargeback period, which typically ranges from 90 to 180 days depending on

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

the wireless carrier. SAB No. 101 permitted the Company to recognize these deferred revenues once the Company had experienced two years of operating history with the wireless carriers and had sufficient historical evidence to accurately estimate and reserve for future deactivations. As a result, for the three months ended December 31, 2003, the Company recorded the cumulative revenues previously deferred of $19,900 and provided a reserve for future deactivations based on historical experience.

MVNO services: The Company sells wireless communications services under the Liberty Wireless brand. The Company generates revenues from customers for monthly recurring usage of wireless airtime minutes and optional features, including voicemail and text messaging. In addition, the Company bills for airtime usage in excess of monthly minutes included in monthly service plans. MVNO services revenues also include non-recurring activation service charges to customers to the extent not allocated to wireless device revenue. MVNO services are provided on a month-to-month basis and are generally paid in advance.

In November 2002, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board, issued a final consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on when and how arrangements involving multiple deliverables should be divided into separate units of accounting. EITF No. Issue 00-21 is effective for arrangements entered into in fiscal periods beginning after June 15, 2003.

Prior to the adoption of EITF Issue No. 00-21, the Company accounted for the sale of devices and the subsequent service as a single unit of accounting, whereby the deferred activation fee revenue and related costs were recognized over the average life of the customers in accordance with SAB No. 101. The Company elected not to apply the provisions of EITF Issue No. 00-21 to existing arrangements prior to July 1, 2003 and as such, continues to amortize deferred revenue and costs related to these arrangements over the remaining average life of the customer.

Beginning July 1, 2003, the Company adopted the provisions of EITF Issue No. 00-21 for sales arrangements with multiple deliverables with respect to MVNO services. As a result, the Company is required to account for the sale of a device separately from the provision of services to the customer. Accordingly, the Company recognizes the portion of the fee attributable to the device revenue and related costs, including activation, when the device is delivered to the customer to the extent cash is received in advance. The Company defers the portion of the fee attributable to the provision of services, and recognize these deferred fees and costs on a straight-line basis over the term of the services. The Company uses the residual value method in allocating revenues between service revenues and device sales based upon the fair value of the services.

In certain indirect distribution arrangements, the fee attributable to the service unit exceeds the total consideration received. In these circumstances, the entire fee is deferred and recognized over the service period.

Data services: The Company sells data services, including a service that allows customers to access email, voicemail, facsimiles, contacts and personal calendar information through a website or a telephone; wireless email; and mobile marketing services. Revenues are recognized when the services are performed.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

Equipment Revenues

The Company sells wireless devices and accessories in connection with the wireless activation and services and MVNO services segments. This equipment is also sold to indirect retailers to facilitate distribution to MVNO services customers.

Revenues from the sale of devices and accessories are recognized at the time of sale, when sold separately. Revenue from the sale of devices and accessories in a multiple-element arrangement with services are recognized at the time of sale in accordance with EITF 00-21 when fair value of the services element exists. The revenue of wireless devices sold to indirect retailers are recognized when they are sold to the indirect retailers. Customers have the right to return devices within a specific period of time or usage, whichever occurs first. The Company provides an allowance for estimated returns of devices based on historical experience. Return rights of indirect retailers for wireless devices are limited to warranty claims, which are generally covered by the device manufacturers’ original warranty. Prior to the first quarter of 2002, SAB No. 101 also required that the Company defer, during the first two years of operations, the revenues for purchases of wireless devices, including accessories and shipping, until the expiration of the return period, which was generally 30 days. Beginning in March 2002, the Company determined it had sufficient operating history to estimate returns and recorded $2,000 as cost of services related to the returns. The Company also recognized $1,300 in equipment revenue that was previously deferred. In connection with wireless activations, the Company sells the customer the wireless devices at a significant discount, which may be in the form of a rebate. Rebates are recorded as a reduction of revenues. The Company recognizes net revenues based on historical experience of rebates claimed. Future experience could vary based upon rates of consumers redeeming rebates.

(i)	Cost of Revenues

The major components of cost of revenues, excluding depreciation and amortization, are:

Activations and Services.    Cost of activations and services revenues includes the amounts paid to Sprint for airtime for the MVNO segment and amounts paid to providers of telecommunications and data center services for the data services segment. Amounts paid to wireless carriers for airtime, overage and activations are recognized when the services are performed.

Equipment.    The Company purchases wireless devices and accessories from wireless carriers, device manufacturers and third-party vendors to sell to customers and indirect retailers in connection with the wireless activation and services and MVNO services segments. The Company sells these wireless devices and accessories at a price below cost to encourage the sale and use of the services. The Company does not manufacture any of this equipment.

Costs from the sale of wireless devices and accessories sold directly to customers are recognized at the time of sale. Cost of wireless devices and accessories sold to indirect retailers are recognized when they are shipped to the indirect retailers.

(j)	General and Administrative Expenses

General and administrative expenses include salaries and benefits and related costs for support functions, including information technology, customer care, including customer credit processing, fulfillment, operations, billing, finance and accounting, human resources, management, professional services and bad debt expense. General and administrative expenses exclude depreciation and amortization.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(k)	Advertising Costs

Advertising costs are expensed as incurred.

(l)	Website and Internal Software Development Costs

The Company accounts for the costs relating to the development of its e-commerce platform for internal use in accordance with AICPA Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF Issue No. 00-2, Accounting for Web Site Development Costs.

The Company began developing its e-commerce platform in 1999. Web development costs consist of internal and external costs incurred to purchase and implement the web software and enhancements to the functionality of the web software, used in the Company’s business. The Company capitalized a total of approximately $175, $330 and $477 during 2001, 2002 and 2003, respectively, relating to the development of the e-commerce platform. In addition, the Company capitalized costs incurred to develop certain internal use software of approximately $131, $1,077, and $1,501 in 2001, 2002 and 2003, respectively. The Company is amortizing the development costs over a period of 18 months and internal use software costs over a period of 24 months. These costs are included in depreciation and amortization in the accompanying consolidated statements of operations. Accumulated amortization on the e-commerce platform and other internal use software development costs were approximately $123, $658, and $2,015 at December 31, 2001, 2002 and 2003, respectively.

(m)	Sales and Marketing Expenses

Sales and marketing expenses include advertising and promotional costs associated with acquiring customers and compensation and benefits for sales personnel. These costs principally include marketing expenses paid for advertising and fees paid to marketers for sales through the private-labeled websites that the Company creates and manages. Sales and marketing expenses exclude depreciation and amortization.

(n)	Property and Equipment

Property and equipment is recorded at cost or fair value at the date of acquisition, net of accumulated depreciation and amortization. Replacements and improvements that extend the useful life of property and equipment are capitalized. Property and equipment is depreciated over the estimated useful life of the asset on a straight-line basis over periods of three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives or the terms of the lease.

Years
Computer and equipment	3
Software	3
Furniture and fixtures	7
Leasehold improvements	3

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(p)	Stock-based Compensation

The Company applies the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its equity grants to employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. All equity-based awards granted to non-employees are accounted for at fair value in accordance with SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2002	2003
Expected volatility	0.00%	0.00%	0.00%
Risk free interest rate	4.84%	3.63%	2.81%
Expected dividend rate	0.00%	0.00%	0.00%
Expected life (range in years)	4	4	4

The Company has applied the minimum value method in determining the fair value of stock based compensation. Therefore, volatility is assumed to be zero.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The Company’s pro forma net loss applicable to common shares, and pro forma net loss per common share, basic and diluted, is as follows:

	2001	2002	2003
	(in thousands, except per share amounts)
Net loss attributable to common shares, as reported	$(19,308)	$(37,057)	$(27,531)
Add: Stock-based employee compensation expense included in net loss applicable to common shares, as reported	—	284	314
Less: Total stock-based employee compensation expense determined under fair value based methods for all stock awards, net of related tax effects	(121)	(720)	(949)

Pro forma net loss attributable to common stockholders	$(19,429)	$(37,493)	$(28,166)

Net loss per common share, basic and diluted, as reported	$(2.42)	$(3.56)	$(2.46)

Net loss per common share, basic and diluted, pro forma	$(2.44)	$(3.60)	$(2.51)

Stock-based compensation has been included in the following line items in the accompanying consolidated statements of operations:

	2001	2002	2003
	(in thousands)

General and administrative	$1,697	$4,995	$3,356
Sales and marketing	—	100	255

	$1,697	$5,095	$3,611

(q)	Net Loss Per Common Share

The Company computes net loss per common share in accordance with SFAS No. 128, Earnings Per Share. Basic net loss per common share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock. As of December 31, 2002 and 2003, options to purchase 3,919,034 and 3,756,460 shares of common stock, respectively, were outstanding. Due to the anti-dilutive nature of the options, redeemable convertible preferred stock and convertible preferred stock, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses per common share amounts are identical.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The following table reconciles net loss attributable to common stockholders and basic and diluted weighted average common shares outstanding to the pro forma net loss attributable to common stockholders and the pro forma basic and diluted weighted average common shares outstanding for the years ended December 31,:

	2001	2002	2003
Basic and diluted weighted average common shares outstanding	19,484,270	21,324,655	25,193,958
Less: Securities not included in diluted weighted average common shares outstanding as their effect could be anti-dilutive	(11,515,200)	(10,918,071)	(13,989,167)

	7,969,070	10,406,584	11,204,791

2003
(in thousands, except share amounts)
Net loss attributable to common stockholders	$(27,531)
Less: Dividends on preferred stock	7,309

Pro forma net loss attributable to common stockholders	$(20,222)

Basic and diluted weighted average common shares outstanding	11,204,791
Conversion of preferred stock	12,054,293

Pro forma basic and diluted weighted average common shares outstanding	23,259,084

(r)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and amounts included in other current assets and liabilities that meet the definition of a financial instrument approximate fair value because of the short-term nature of these amounts. The fair values of the lines of credit and the subordinated notes payable approximate the carrying values, and are estimated by discounting the future cash flows of the debt at rates currently offered to the Company for similar debt instruments of comparable terms and maturities.

(s)	Segment Reporting

The Company provides segment information in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company classifies its business into three segments: Wireless Activation and Services, MVNO Services and Data Services. Through the Wireless Activation and Services segment, the Company sells and activates wireless services and devices through private-labeled websites that the Company creates and manages for marketers as well through the Company’s own branded websites. The wireless carriers pay commissions and bonuses for activating wireless services. In connection with these activations, the Company provides consumers with wireless devices at significant discounts. In the MVNO Services segment, the Company operates as an MVNO, and markets and sells to consumers the Company’s own branded

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

wireless services based on airtime minutes that are purchased wholesale from Sprint, which owns and operates the underlying wireless network. The Company sells devices to consumers in connection with the sale of these wireless services. To further leverage the relationships the Company has established with customers that have been acquired through Wireless Activation and Services and MVNO Services, in the Data Services segment, the Company sells a variety of communication and data services.

The Company’s management evaluates revenues and cost of revenues for these three segments. A significant portion of the Company’s operating expenses is shared between these segments, and, therefore, management analyzes operating results for these three segments on a combined basis. SFAS No. 131 designates the internal information used by management for allocating resources and assessing performance as the source of the Company’s reportable segments and requires disclosure about products and services, geographical areas and major customers. The segments do not carry transactions between segments.

(t)	Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (“FIN No. 45”). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by the Company before December 31, 2002. The Company adopted FIN No. 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS No. 148”). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The Company has adopted the transition and annual disclosure requirements of SFAS No. 148, which are effective for fiscal years ending after December 15, 2002 and has elected to continue to account for employee stock options under APB Opinion No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”), which clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN No. 46 are effective for financial statements of interim or annual periods issued

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

after January 31, 2003. FIN No. 46 applies immediately to variable interest entities created, or in which an enterprise obtains a variable interest, after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN No. 46 applies to the first interim reporting period ending after March 15, 2004. The Company does not believe that it has invested in any variable interest entities for which it is the primary beneficiary.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. It requires the issuer to classify a financial instrument that is within scope of the standard as a liability if such financial instrument embodies an obligation of the issuer. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. However, the provisions of SFAS No. 150 will be applied to mandatorily redeemable instruments of nonpublic companies in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. Application of this standard to pre-existing instruments will be recognized as a cumulative effect of a change in accounting principle. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. All classes of the Company’s redeemable convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore adoption of SFAS No. 150 had no effect on the Company’s financial position, results of operations or cash flows.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition (“SAB No. 104”), which codifies, revises and rescinds certain sections of SAB No. 101, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s results of operations, financial position or cash flows.

(u)	Reclassifications

Certain reclassifications have been made to the consolidated financial statements as of and for the years ended December 31, 2001 and 2002 for conformity with the presentation as of and for the year ended December 31, 2003.

(v)	Reverse Stock Split

On September 16, 2004, the Company authorized a 1-for-3 reverse stock split. All references to the number and per share amounts relating to the Company’s common shares have been retroactively adjusted to reflect the reverse stock split (see note 14).

(3)	Business Acquisitions, Intangible Assets and Goodwill

The Company continues to evaluate potential acquisition candidates and intends to pursue new opportunities, whenever it considers them appropriate. A summary of significant business acquisitions executed over the past three years follows:

(a)	Acquisition of GadgetSpace, Inc.

On December 3, 2001, the Company acquired certain assets and assumed certain obligations of GadgetSpace, Inc. (“GadgetSpace”) in a transaction accounted for using the purchase method of

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

accounting in accordance with SFAS No. 141, Business Combinations. The results of GadgetSpace’s operations have been included in the Company’s consolidated financial statements since that date. GadgetSpace is a wireless company that adds two-way messaging software and wireless data capabilities to the Company’s service offering. The merger consideration for GadgetSpace consisted of 416,667 shares of Series D-2 Convertible Preferred Stock, valued at $688, and 998,677 shares of common stock valued at $4,194.

The acquired software consists of a two-way data messaging technology. The values of the software, trademark and customer contract were being amortized over periods of five, four and five years, respectively.

The results of operations of this entity have been included, in the Data Services segment, in the Company’s results since the date of acquisition.

The estimated fair value of the net assets acquired approximated the following:

Actual

Cash and other current assets	$1,178
Property and equipment	213
Software	3,204
Trademark	252
Customer contract	35

Total assets acquired	4,882
Less: Liabilities assumed	—

Aggregate purchase price	$4,882

In December 2003, the Company determined that the software, customer list and trademark acquired from GadgetSpace Inc. would require significant additional development in order to improve its marketability, which would be required to increase sales volume and obtain positive cash flows from the investment. As a result, the Company recorded a $2,045 impairment charge on the acquired intangibles, which represented the entire remaining unamortized balance.

(b)	Acquisition of Reason, Inc.

On January 3, 2002, the Company entered into an asset purchase agreement with Reason, Inc. (“Reason”). The Company issued 608,637 shares of common stock, valued at $3,523, and 281,344 shares of Series D-3 Convertible Preferred Stock, valued at $639, for substantially all of the assets and liabilities of Reason. The results of Reason’s operations have been included, in the Wireless Activation and Services segment, in the Company’s results of operations since the date of the acquisition.

Reason was a device management company, whose software application was expected to enhance the Company’s offerings to corporations for the management of wireless devices such as cellular phones, pagers and personal digital assistants.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The estimated fair value of the assets acquired at the time of the acquisition approximated the following amounts:

Actual

Accounts receivable and other current assets	$134
Property and equipment	500
Goodwill	3,315
Intangibles	291

Total assets acquired	4,240
Less: Liabilities assumed	(78)

Aggregate purchase price	$4,162

In June 2002, the Company determined that the technology and goodwill acquired from Reason, Inc. would require significant additional development in order to improve marketability, increase sales volume and obtain positive cash flows from the investment. As a result, the Company recorded a $3,315 impairment charge on the goodwill. The fair value of identifiable intangible assets, specifically the acquired technology, was determined based upon quotes obtained from third party developers and the Company’s internal information technology personnel. In September 2003, the Company recorded a $55 write-off of the net acquired intangibles.

(c)	Acquisition of Simplexity, Inc.

On February 13, 2002, the Company entered into an asset purchase agreement with Simplexity, Inc. (“Simplexity”) and certain of the subsidiaries of Simplexity. The Company issued 845,549 shares of common stock valued at $6,584, and 511,431 shares of Series D-3 Convertible Preferred Stock, valued at $1,498, for substantially all of the assets and liabilities of Simplexity and certain of its subsidiaries.

In addition, on September 26, 2003, the Company issued additional consideration of 376,344 shares of common stock valued at $2,625 related to the Company’s purchase of Simplexity. No other consideration is required nor anticipated to be issued related to the Simplexity asset purchase agreement.

Simplexity was an online seller of wireless services and devices to their customers. The acquisition enhanced the Company’s existing distribution channels in the wireless activation and services segment.

The results of operations of this entity have been included in the Company’s results of operations, in the Wireless Activation and Services segment, since the date of acquisition.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The estimated fair value of the assets acquired approximated the following:

Actual
Cash and other current assets	$2,541
Accounts receivable	297
Property and equipment	352
Goodwill	7,735
Customer contracts	835

Total assets acquired	11,760
Less: Liabilities assumed	(3,678)

Aggregate purchase price	$8,082

The value of customer contracts is being amortized over three years.

In 2003, goodwill related to the acquisition of Simplexity was adjusted as a result of the reduction in estimated liabilities that were recorded based on an inaccurate list of liabilities at the time of acquisition. See note 3(f).

(d)	Acquisition of Avesair, Inc.

On May 13, 2003, the Company acquired certain assets and assumed certain obligations of Avesair, Inc. (“Avesair”) in a transaction accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. The results of Avesair’s operations have been included in the Company’s consolidated financial statements effective April 1, 2003 and have been reported in the Data Services segment. Avesair is a technology company that adds the ability to provide mobile device targeted marketing and promotions to the Company’s service offering.

The merger consideration for Avesair consisted of 672,389 shares of Series D-5 Convertible Preferred Stock, valued at $1,884, excluding $39 of costs, and 224,130 shares of common stock valued at $1,564.

The sellers are also entitled to receive additional consideration if the Company achieved greater than $2,000 in gross revenues, as defined in the asset purchase agreement, up to a maximum of $3,333 during the 12 month period beginning on April 1, 2003 and ending on March 31, 2004 as a result of the sale of products or services derived from the acquired assets. If this occurs, the Company must issue common stock to the seller in an amount equal to $3.00 for each $1.00 of any such gross revenue recognized by the Company. The Company has determined that the gross revenues achieved related to the Avesair products or service did not exceed this threshold for the above noted measuring period, and as such, no action is required by the Company.

The acquired business includes a customer list and technology that enables mobile carrier and marketers to target, schedule, deliver, track and report on targeted marketing messages and promotions of any media type to mobile devices.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The estimated fair value of the assets acquired approximated the following:

(in thousands)
Cash and other current assets	$2,000
Accounts receivable	183
Goodwill	221
Customer contract	50
Software	1,033

Total assets acquired	3,487
Less: Liabilities assumed	—

Aggregate purchase price	$3,487

The pro forma statements of operations to give effect of the acquisition of Avesair as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
	(in thousands)
Total revenues	$13,156	$63,880	$136,504
Total cost of revenues	10,117	39,563	76,564
Total operating expenses	28,084	62,965	80,718

Loss from operations	(25,045)	(38,648)	(20,778)
Total other income (expense)	142	(461)	(1,171)

Net loss	(24,903)	(39,109)	(21,949)
Preferred stock dividends and accretion to preferred	(2,049)	(8,048)	(7,309)

Net loss attributable to common stockholders	$(26,952)	$(47,157)	$(29,258)

The values of the software and customer contracts are being amortized over a period of 18 months.

(e)	Adoption of SFAS No. 141 and SFAS No. 142

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (“SFAS No. 141”) and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. For purposes of performing the annual SFAS No. 142 analysis, the Company identified its reporting units either at the segment level or one level below the segment depending on the segment. For the wireless activation segment and the MVNO segment, the Company evaluates goodwill for impairment at the segment basis. For the data services segment, the Company evaluates goodwill for impairment at one level below the segment. Goodwill at this level is primarily attributable to the Avesair acquisition. The Company determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to these reporting units as of December 31, 2003. The Company determined the estimated fair value of each reporting unit and compared it to the carrying amount of the reporting unit. As a result of this

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

comparison, no indication that the reporting units’ fair value were less than their carrying values was noted. In the future, to the extent the carrying amount of such reporting unit exceeds the fair value of a reporting unit, an indication would exist that such reporting unit’s goodwill may be impaired, and the Company would be required to perform the second step of the impairment test. In the second step, the Company must determine the implied fair value of the reporting unit goodwill and compare this implied fair value to the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of the analysis. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and adopted SFAS No. 142 as of January 1, 2002. The Company did not have any goodwill amortization during the years ended December 31, 2001, 2002 and 2003. During the second quarter of 2002, the Company determined that the technology and goodwill acquired from Reason, Inc. would require significant additional development in order to improve marketability, increase sales volume and obtain positive cash flows from the investment. As a result, the Company recorded a $3,315 impairment charge on the goodwill. During the fourth quarter 2003, the Company completed the required annual impairment tests for each acquisition and identified $2,045 of impairment on the Gadgetspace acquisition (see note 3(a)).

(f)	Acquired Intangible Assets

Intangible assets consisted of the following:

	2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Amortized intangible assets
Trademark	$252	$68	$184
Software	3,496	824	2,672
Customer contracts	870	240	630

Total	$4,618	$1,132	$3,486

	2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Amortized intangible assets
Software	$1,033	$402	$631
Customer contracts	885	529	356

Total	$1,918	$931	$987

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The Company amortizes the intangible assets on a straight-line basis over periods ranging from one to five years.

Amortization expense was approximately $1,420 in 2003, $764 in 2002 and $55 in 2001. The Company expects to record annual amortization expense over the next five years as follows:

(in thousands)
2004	$940
2005	47
2006	—
2007	—
2008	—

The following table reflects the changes to goodwill by segment for the years ended December 31, 2002 and 2003:

	Wireless Activations Segment	Data Services Segment	Total
	(in thousands)
Balance as of January 1, 2002	$—	$—	$—
Goodwill arising from Simplexity and Reason acquisitions	7,819	3,315	11,134
Write-off of Reason goodwill	—	(3,315)	(3,315)

Balance as of December 31, 2002	$7,819	$—	$7,819
Goodwill arising from Avesair acquisition	—	221	221
Reduction in estimated liabilities from Simplexity acquisition (see note 3(c))	(1,186)	—	(1,186)
Additional consideration for Simplexity acquisition	2,625	—	2,625

Balance as of December 31, 2003	$9,258	$221	$9,479

(4)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment consists of the following as of December 31, 2002 and 2003:

	2002	2003
	(in thousands)
Furniture and fixtures	$437	$474
Leasehold improvements	217	471
Software	770	2,645
Capitalized labor	1,803	3,781
Computer and equipment	3,199	3,826

	6,426	11,197
Less: Accumulated depreciation and amortization	(2,015)	(6,028)

	$4,411	$5,169

(5)	Short-term and Long-term Debt

(a)	Bank Facilities

As of December 31, 2003, the Company maintained a term loan, a revolving operating line of credit, and an equipment line of credit with a bank, which allowed for aggregate borrowing of $3,000,

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

$4,000 and $75, respectively. These facilities were fully outstanding at the end of the year. This was increased during 2003 from a combined $4,394 facility, of which $4,113 was outstanding as of December 31, 2002.

The operating and equipment lines of credit bear interest at prime rate plus 0.6% and prime rate plus 1.50%, respectively. The term loan bears interest at prime rate plus 0.95%. The bank’s prime rate was 3.85% and 4% at December 31, 2002 and 2003, respectively. The Company paid commitment and amendment fees of $15 and $44 in December 31, 2002 and 2003, respectively.

The Company is required by the bank credit facility to maintain a current ratio, as defined, of no less than 2 to 1. The Company is also required to meet certain minimum tangible net worth levels. These facilities are secured by substantially all of the assets of the Company.

The revolving operating line of credit was due in full on March 18, 2004, with interest being paid monthly. Principal and accrued interest for each advance under the equipment line of credit were payable monthly over two years and matured on various dates between May 2, 2003 and February 28, 2005. On June 2, 2004, the Company increased its term loan and revolving operating line of credit with the bank to $5,000 and $25,000, respectively. The revolving operating line of credit matures 18 months from the date of loan documents and the term loan on August 7, 2008. The remaining equipment line of credit will be paid in full as of February 28, 2005.

The Company issued common stock warrants to the bank of 29,099 and 12,699 in each of 2002 and 2003, respectively, as partial compensation for the credit facilities. The estimated fair value of warrants issued during 2002 and 2003 was approximately $110 and $2,672, respectively, using the Black-Scholes Model. On June 2, 2004, the Company issued 67,475 common stock warrants.

(b)	Standby Letters of Credit

The Company had outstanding at December 31, 2002 and 2003 approximately $1,053 and $600, respectively, of standby letters of credit in connection with certain vendor obligations. The Company holds a certificate of deposit with a bank as collateral for these letters of credit, which have been classified as restricted cash equivalent in the accompanying consolidated balance sheets.

(c)	Subordinated debt

In September 2001, the Company issued $3,000 of notes payable. The notes bore interest at 12% and were due in September 2006. On August 8, 2003, the subordinated debt was paid in full with borrowings under a $3,000 term loan by the Company’s bank.

In connection with the issuance of the subordinated notes, the Company issued warrants to purchase a total of 257,087 shares of common stock at $0.03 per share. Each warrant is immediately exercisable and has a term of ten years. The Company allocated $799 to the fair value of the warrants, which was being amortized using the effective interest method over the term of the subordinated notes. The remaining $540 of fair value was expensed as interest expense at the time the notes were paid. The fair value of the warrants was estimated using the Black-Scholes Model.

At December 31, 2002, the carrying value of the subordinated notes payable was approximately $2,367, net of the unamortized discount of approximately $633.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(d)	Maturities of Long-Term Debt

The aggregate maturities of long-term debt at December 31, 2003, net of unamortized discounts approximate the following:

December 31,	(in thousands)
2004	$4,000
2005	75
2006	—
2007	—
2008	2,804
Thereafter	—

Total	$6,879

(6)	Preferred Stock

(a)	Convertible Preferred Stock

Series A Convertible Preferred Stock

In November 1999, a new investor contributed $500 to the Company. On January 7, 2000, the Company issued 668,782 shares of Series A Convertible Preferred Stock (Series A) to this investor as consideration for the contribution.

Series D-2 Convertible Preferred Stock

On December 3, 2001, the Company issued to GadgetSpace 416,667 shares of Series D-2 Convertible Preferred Stock (Series D-2), valued at $688, and 998,677 shares of common stock valued at $4,194, in connection with the acquisition of certain assets of GadgetSpace (see note 3(a)).

Series D-3 Convertible Preferred Stock

On January 3, 2002, the Company issued to Reason 281,344 shares of Series D-3 Convertible Preferred Stock (Series D-3), valued at $639, and 608,637 shares of common stock, valued at $3,524, for substantially all of the assets and liabilities of Reason (see note 3(b)).

On February 13, 2002, the Company issued to Simplexity 511,431 shares of Series D-3 stock, valued at $1,498 and 845,549 shares of common stock, valued at $6,584, for substantially all of the assets and liabilities of Simplexity and certain of its subsidiaries (see note 3(c)).

Series D-5 Convertible Preferred Stock

On May 15, 2003, the Company issued to Avesair, 672,389 shares of Series D-5 Convertible Preferred Stock (Series D-5 Stock), valued at $1,884, net of costs, and 224,130 shares of common stock valued at $1,564, in connection with the acquisition of certain assets of Avesair (see note 3(d)). The Series D-5 Stock accrues dividends the rate of $0.52 per share on an annual basis.

The Series D-5 liquidation preference is calculated based on an amount equal to 57% of the sum of the original purchase price of D-5, plus dividends including the Series D-5 cumulative dividends through the date of payment, plus an additional preference. Concurrent with the Series E Stock issuance on June 12, 2003, the holders of the Series D-5 Stock are now entitled to receive an

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

additional preference of an amount per share equal to 43% of the Series D-5 Original Purchase Price plus dividends.

(b)	Redeemable Convertible Preferred Stock

Series B Redeemable Convertible Preferred Stock

On February 7, 2000, the Company issued 2,282,684 shares of Series B Redeemable Convertible Preferred Stock (Series B) to new investors for total proceeds of approximately $2,550. Issuance costs of approximately $90 were paid in connection with the issuance of the Series B Stock and were offset against the Series B proceeds. In connection with the sale of Series B Stock, the Company issued 449,078 shares of common stock to an investment firm as consideration for investment services provided. The Company recorded costs of approximately $269 based on the estimated fair value of the common stock.

With the issuance of the Series E Redeemable Convertible Preferred Stock on June 12, 2003, holders of at least two-thirds of the shares of Series B Stock may require the Company to purchase all or part of the shares of the Series B Stock at a price per share equal to the greater of (i) 110% of the stated values plus all accrued and unpaid dividends through the date of the payment; (ii) the Company’s book value per share, as defined; and (iii) the fair market value of the Series B Stock, as established by a third-party appraiser. The Company records periodic accretion under the effective interest method on the Series B Stock to recognize the excess of the redemption value over the carrying value through June 12, 2008. The accretion to the redemption value has been based on the estimated fair market value of the Series B Stock on the as if converted basis as of December 31, 2003. The estimated fair market value was used as the redemption price as it reflected the highest redemption value as of the year end.

Series C Redeemable Convertible Preferred Stock

On July 21, 2000, the Company received a $2,125 convertible bridge loan (the Bridge Loan) from new and existing investors. The loan accrued interest at 8%. Upon the closing of the next round of financing, the outstanding balance plus accrued interest was convertible into shares of preferred stock, at a conversion rate based on the per share price of that round.

On October 13, 2000, the Company issued 5,830,174 shares of Series C Redeemable Convertible Preferred Stock (Series C Stock) for total proceeds of $6,060, which included the conversion of the $2,125 Bridge Loan and $40 of accrued interest, into 2,082,608 shares of Series C Stock. Issuance costs of approximately $75 were paid in connection with the Series C Stock and were offset against the Series C Stock proceeds.

On February 6, 2001, the Company issued 746,072 additional shares of Series C Stock for proceeds of approximately $775.

In connection with the October 13, 2000 and February 6, 2001 sales of the Series C Stock, the Company issued warrants to investors to purchase 511,111 and 186,405 shares, respectively, of shares of Series C Stock at an exercise price of $1.04 per share. The warrants are immediately exercisable and expire on February 8, 2006. The Company allocated $448 of the total proceeds to the warrants issued in 2000 and $164 to the warrants issued in 2001, based on the estimated fair value of the warrants using the Black-Scholes Model.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

With the issuance of the Series E Redeemable Convertible Preferred Stock on June 12, 2003, the redemption timing for the Series C Stock were amended, effectively changing the mandatory redemption date from October 13, 2005 to the fifth anniversary of the Series E Original Issue Date, June 13, 2008. Now commencing on June 12, 2008, holders of at least two-thirds of the shares of Series C Stock may require the company to purchase all or part of the shares of the Series C Stock at a price per share equal to the greater of (i) 110% of the stated values plus all accrued and unpaid dividends through the date of the payment; (ii) the Company’s books per share, as defined; and (iii) the fair market value of the Series C Stock, as established by a third party appraiser. The Company records periodic accretion under the effective interest method on the Series C Stock to recognize the excess of the redemption price over the carrying value through June 12, 2008. The redemption price is calculated based on 110% of the stated values plus all accrued and unpaid dividends through the date of payment. 110% of the stated value plus all accrued and unpaid dividends was used as the redemption price as it reflected the highest redemption value as of the year end.

Series D and D-1 Redeemable Convertible Preferred Stock

On August 7, 2001, September 10, 2001 and October 11, 2001, the Company issued a total of 9,962,208 shares of Series D Redeemable Convertible Preferred Stock (Series D Stock) and Series D-1 Redeemable Convertible Preferred Stock (Series D-1 Stock) to new and existing investors, for total proceeds of approximately $14,611. Issuance costs of approximately $622 were paid in connection with the Series D and Series D-1 Stock and were offset against the Series D and Series D-1 Stock proceeds. At December 31, 2001 and 2002, there were outstanding, 3,878,720 and 6,083,488 shares of Series D and Series D-1 Stock, respectively.

In connection with the closing of the sale of the Series D and D-1 Stock, the Company issued warrants to investors to purchase 1,260,629 and 683,639 shares, respectively, of shares of Series D and D-1 Stock at an exercise price of $0.01 per share. The warrants are immediately exercisable and have a term of seven years. In addition, the Company issued 56,048 shares of common stock to an investment firm as consideration for investment services provided. The Company allocated $2,072 and $1,124 of the total proceeds to the Series D and Series D-1 warrants, respectively, based on the estimated fair value of the warrants using the Black-Scholes Model, and allocated $138 of the proceeds to the estimated fair value of the common stock.

With the issuance of the Series E Redeemable Convertible Preferred Stock on June 12, 2003, the redemption timing for the Series D and D-1 Stock were amended, effectively changing the mandatory redemption date from August 7, 2006 to the fifth anniversary of the Series E Original Issue Date, June 12, 2008. Now commencing on June 12, 2008, holders of at least two-thirds of the shares of Series D and D-1 Stock may require the company to purchase all or part of the shares of the Series D and D-1 Stock at a price per share equal to the fair market value of the Series D and D-1 Stock, as established by a third party appraiser. The Company records periodic accretion under the effective interest method on the Series D and D-1 Stock to recognize the excess of the redemption price over the carrying value through June 12, 2008. The redemption price is calculated based on the as if converted basis as of December 31, 2003. The estimated fair market value was used as the redemption price as it reflected the highest redemption value as of the year end.

This liquidation preference is calculated based on the stated value plus all accrued and unpaid dividends through the date of payment, plus an additional preference. Concurrent with the Series E Stock issuance, the holders of the Series D-1 Stock are now entitled to receive an additional preference of an amount per share equal to 20% of the Series D-1 Original Purchase Price.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

Series D-4 Redeemable Convertible Preferred Stock

In July 2002, the Company issued 730,023 shares of Series D-4 Redeemable Convertible Preferred Stock (Series D-4 Stock) for total proceeds of $3,785. Issuance costs of approximately $15 were paid in connection with the Series D-4 Stock and were offset against the total proceeds. Additionally, the Company increased the number of authorized shares of common stock to 99,440,000.

In connection with the sale of the Series D-4 Stock, the Company issued warrants to purchase 81,048 shares of the Company’s common stock at an exercise price of $0.03 per share. The warrants are immediately exercisable and expire in five years. If the Company does not complete an initial public offering of its common stock on or before June 30, 2003 or December 31, 2004, the Company is required to issue additional warrants to purchase 64,958 and 97,336, respectively, shares of common stock. The Company allocated $945 of the total proceeds to the Series D-4 warrants, based on the estimated fair value of the warrants using the Black-Scholes Model.

Commencing in August 2006, to the extent not previously redeemed or converted into common stock, holders of at least one-thirds of the shares of Series D-4 Stock may require the Company to purchase all or part of the shares of the Series D-4 Stock at a price per share equal to 100% of the original issue price plus all accrued and unpaid dividends. Additionally, to the extent not previously redeemed or converted into common stock, any holder of Series D-4 Stock may require the Company to purchase all or part of the shares of the Series D-4 Stock immediately prior to the Company’s consummation of an initial public offering. The redemption shall be made at a price per share equal to (a) 125% of the original issue price if the initial public offering is consummated on or before December 31, 2003, and (b) 135% of the original issue price if the initial public offering is consummated after December 31, 2003. The redemption price is calculated based on 100% of the stated values plus all accrued and unpaid dividends.

On June 12, 2003, in conjunction with the issuance of the Series E Stock (see note below), the Company exchanged 730,023 shares of D-4 Convertible Preferred Stock (Series D-4 Stock) representing all outstanding Series D-4 Stock and 59,263 of Common Stock Shares and/or Warrants and the right to receive additional warrants described above for 1,223,964 shares of Series E Stock, preferred warrants to purchase 244,792 shares of the Series E Stock for $3.72 per share and warrants to purchase 43,619 shares of Common Stock for $0.03 per share and recognized approximately $567 as a deemed dividend for the excess in fair value of the securities received in the exchange compared to the carrying value of the Series D-4 Stock and the fair value of the other securities surrendered. The Company also has agreed to pay accrued dividends of $0.466339 per share on the Series D-4 Stock of approximately $92.

Concurrently, the Company granted 17,459 warrants to purchase Common Stock (June 30, 2003 Warrants) shares for $0.03 per share and 26,161 warrants to purchase Common Stock (December 31, 2004 Warrants) shares for $0.03 per share to the Series D-4 holders. The June 30, 2003 warrants become exercisable on June 30, 2003 and expire in 5 years, provided, that the warrants automatically terminate and become void at the time of the consummation of the Company’s initial underwritten public offering. The December 31, 2004 warrants become exercisable on December 31, 2004 and expire in five years, provided, that the warrants automatically terminate and become void at the time of the consummation of the Company’s initial underwritten public offering. The Company also issued 21,785 replacement warrants and certificates to purchase Common Stock shares for $0.03 per share to the former D-4 series holders.

After this transaction, there was no Series D-4 Stock outstanding.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

Series E Redeemable Convertible Preferred Stock

On June 12, 2003, the Company issued 8,709,678 shares of Series E Redeemable Convertible Preferred Stock (Series E Stock) for total proceeds of $27,000. Issuance costs of approximately $380 were paid in connection with the Series E Stock and were offset against the total proceeds. Additionally, concurrent with the above transaction, the Company exchanged 730,023 shares of its D-4 Convertible Preferred Stock for 1,223,962 shares of the Series E Stock.

In connection with the sale of and exchange to the Series E Stock, the Company issued preferred warrants to purchase 1,986,730 shares of the Company’s Series E Stock at an exercise price of $3.72 per share. The preferred Series E warrants are immediately exercisable and expire in five years. The Company allocated $1,853 of the total proceeds to the Series E preferred warrants, based on the estimated fair value of the warrants using the Black-Scholes Model.

In connection with the sale and exchange of the Series E Stock, the Company also issued contingent warrants to purchase 364,231 shares of the Company’s Common Stock at an exercise price of $0.03 per share. The contingent warrants become exercisable on June 12, 2004 if the company has not completed its IPO as of that date, and expire in five years from that date. If the Company does not complete an initial public offering of its common stock on or before June 12, 2004, then for each full month through June 30, 2006, compounding after June 2004, the Company is initially required to issue additional warrants to purchase 40,066 shares of common stock on a monthly basis through June 30, 2006 for an aggregate amount up to 899,798 shares. The Company allocated $2,541 of the total proceeds to the Common Stock Contingent warrants, based on the estimated fair value of the warrants using the Black-Scholes Model.

Commencing in June 12, 2008, to the extent not previously redeemed or converted into common stock, holders of at least one-third of the shares of Series E Stock may require the Company to purchase all or part of the shares of the Series E Stock at a price per share equal to the greater of 110% of the Series E Initial Preference on such shares or the fair market value of the Series E Preferred Stock as established by a third party appraiser selected jointly by the Company and the holders of at least 51% of the then outstanding Series E Preferred Stock. The Series E Stock shall be redeemed, prior and in preference to, any redemption of the Series A, B, C, D, D-1 and D-5 Stock to the extent that the Company has funds legally available for redemption. As of December 31, 2003, the redemption price is calculated based on 110% of the Series E Initial Preference (as defined), plus all accrued and unpaid dividends.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

Activity of the redeemable convertible preferred stock during the years ended December 31, 2001, 2002 and 2003 was as follows:

	Series E Stock		Series D-4 Stock		Series D, D-1 Stock		Series C Stock		Series B Stock		Preferred Stock Warrants
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except per share and share amounts)
Balance, January 1, 2001	—	$—	—	$—	—	$—	5,830,174	$5,695	2,282,684	$2,669	$448
Issuance of Series D, D-1	—	—	—	—	8,912,391	10,655	—	—	—	—	—
Issuance of Series C	—	—	—	—	—	—	746,072	611	—	—	—
Warrants to purchase Series D, D-1 stock	—	—	—	—	—	—	—	—	—	—	3,196
Exercise of warrants to purchase Series D, D-1	—	—	—	—	1,049,817	10	—	—	—	—	—
Warrants to purchase Series C	—	—	—	—	—	—		—	—	—	164
Accretion to preferred redemption value	—	—	—	—	—	635	—	771	—	643	—

Balance, December 31, 2001	—	$—	—	$—	9,962,208	$11,300	6,576,246	$7,077	2,282,684	$3,312	$3,808
Issuance of Series D-4	—	—	730,023	2,840	—	—	—	—	—	—	—
Exercise of warrants to purchase common stock	—	—	—	—	—	—	—	—	—	—	—
Accretion to preferred redemption value	—	—	—	158	—	2,621	—	3,308	—	1,873	—

Balance, December 31, 2002	—	$—	730,023	$2,998	9,962,208	$13,921	6,576,246	$10,385	2,282,684	$5,185	$3,808
Exercise of warrants to purchase Series C	—	—	—	—	—	—	165,062	254	—	—	(157)
Exercise of warrants to purchase Series D, D-1	—	—	—	—	628,446	2,765	—	—	—	—	(2,759)
Exchange for Series E units	1,223,962	3,256	(730,023)	(3,120)	—	—	—	—	—	—	—
Issuance of D-5 in connection with acquisition of Avesair, net of costs	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series E stock and warrants, net of costs	8,709,678	22,768	—	—	—	—	—	—	—	—	1,852
Accretion to preferred redemption value	—	1,076	—	122	—	2,469	—	1,465	—	1,506	—

Balance, December 31, 2003	9,933,640	$27,100	—	$—	10,590,654	$19,155	6,741,308	$12,104	2,282,684	$6,691	$2,744

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

Activity of the warrants to purchase redeemable convertible preferred stock during the years ended December 31, 2001, 2002 and 2003 was as follows:

	Series C Stock		Series D, D-1 Stock		Series E Stock
	Warrants	Exercise Price	Warrants	Exercise Price	Warrants	Exercise Price
	(in thousands, except per share and share amounts)
Balance, January 1, 2001	511,111	$1.04	—	$—	—	$—
Granted	186,405	1.04	1,944,268	0.01	—	—
Exercised	—	—	(1,049,817)	—	—	—

Balance, December 31, 2001	697,516	$1.04	894,451	$0.01	—	$—
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—

Balance, December 31, 2002	697,516	$1.04	894,451	$0.01	—	$—
Granted		—		—	1,986,727	3.72
Exercised	(178,470)	1.04	(628,741)	0.01	—	—

Balance, December 31, 2003	519,046	$1.04	265,710	$0.01	1,986,727	$3.72

(c)	Convertible Preferred Stock and Redeemable Convertible Preferred Stock, Rights and Privileges

Dividends

The holders of the Series A shares are entitled to receive noncumulative dividends, if and when declared by the board of directors. The holders of the shares of Series B Stock, Series C Stock and Series D, D-1, D-2, D-3, D-4, D-5 and Series E Stock are entitled to cumulative dividends at the annual rate of approximately $0.12, $0.10, $0.17, $0.17, $0.25, $0.29, $0.52, $0.52 and $0.31 per share, respectively, payable when declared by the board of directors. No dividends have been declared or paid through December 31, 2003.

Conversion

Each share of preferred stock is convertible, at any time, at the option of the holder into shares of the Company’s common stock at a specified conversion rate that is subject to adjustment. As of December 31, 2001, 2002 and 2003, each share of the Series A and Series B Stock was convertible into 0.83 of a share of common stock, each share of Series C, D and D-1 were convertible into 0.42 of a share of common stock, and each share of D-2, D-3, D-4, D-5 and Series E Stock was convertible into 0.33 of a share of common stock. All shares of Series A, Series B, Series C and Series D, D-1, D-2, D-3, D-4, D-5 and Series E Stock will automatically convert into shares of common stock (i) immediately prior to an initial public offering which generates net proceeds of at least $20 million, as defined, (ii) upon a written consent of at least two-thirds of the stockholders, or (iii) upon the sale of the Company for at least $20 million in cash or readily marketable securities.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the holders of Series A, Series B, Series C, Series D, D-1, D-2, D-3, D-4, D-5 and Series E Stock are entitled to a liquidation preference over the holders of the Company’s common stock. The order of liquidation of the preferred and common stock is as follows: Series E, all Series D-5, Series D-4, Series D-3, Series D-2, Series D-1, Series D rank pari passu followed by Series C, Series B and Series A. Series E, Series D-1 and Series D-5 have additional rights. After the holders of the Series A Stock are paid in full, the holders of all series of preferred stock, on an as converted basis, and common stock share equally in any remaining distribution.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

Stockholder Agreements

In connection with the preferred stock purchase agreements, stockholders of the Company entered into a Stockholder Agreement and Investor Rights Agreement (the “Agreements”). The Agreements govern all transactions of the Company’s common stock and preferred stock including but not limited to limitations on the sale, assignment, transfer, mortgage or other encumbrances of assets. Among other provisions, the Agreements specify stockholders’ rights of first refusal on offers to purchase common stock or future issuance of equity or debt securities, as well as registration rights for the shares of stock. The Agreements also specify voting procedures for the election of individuals to the Company’s board of directors. The preferred shareholders are entitled to vote on all matters based on the number of common shares into which their preferred shares are convertible.

The Agreements required that certain restrictions be placed on 5,666,667 of the 7,083,334 shares of common stock originally issued to the founder. The Company has the right to repurchase the restricted shares upon termination of employment of the founder at the original issuance price. Those restrictions lapse ratably over 48 months beginning in February 2000.

(7)	Common Stock

On October 13, 2000, the Company effected a two-for-one split of common stock. On October 23, 2001, the Company effected a five-for-four split of common stock. All share and per-share amounts for common stock in the accompanying consolidated financial statements and in the notes to the consolidated financial statements, including stock option information, have been adjusted to reflect the stock splits.

Dividends may be declared and paid on common stock shares at the discretion of the Company’s board of directors and are subject to any preferential dividend rights of any current outstanding preferred stockholders. No common stock dividends have been declared or paid through December 31, 2003.

The holder of each share of common stock is entitled to one vote on all matters voted on by the stockholders of the Company.

(a)	Stock Option Plan

The Company’s 1999 Stock Incentive Plan (the “Plan”) was adopted by the board of directors in December 1999. Options to purchase a total of 2,109,585 shares of common stock were originally authorized for issuance under the Plan. On December 19, 2001, the total number of options authorized for issuance under the Plan was increased to 3,247,332. On July 19, 2002, the total number of options authorized for issuance under the Plan was increased to 3,997,476 shares. On November 13, 2002, the total number of options authorized for issuance under the Plan was increased to 6,164,142 shares. The Plan provides for grants of stock-based awards from time to time to employees, officers, directors and consultants of the Company at exercise prices determined by the board of directors.

For incentive stock options, the exercise price must be at least equal to fair market value at the date of grant. For nonqualified stock options, the option may be granted with an exercise price less than fair market value. Options granted under the Plan generally vest over a four-year period and expire ten years from the grant date. Approximately 765,542, 78,441 and 2,407,682 options were available for future grant as of December 31, 2001, 2002 and 2003, respectively.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The following table summarizes the activity for stock options granted to employees and non-employees for the years ending December 31, 2001, 2002 and 2003:

	Number of Options	Weighted average exercise price	Range of exercise price
Balance, January 1, 2001	1,128,959	$0.72	$0.012—1.80
Granted	1,272,096	2.94	1.80—7.56
Exercised	—	—	—
Forfeited	(195,167)	1.41	0.60—7.56

Balance, December 31, 2001	2,205,888	1.92	0.012—7.56
Granted	1,880,534	8.85	3.90—15.60
Exercised	—	—	—
Forfeited	(167,388)	2.46	0.60—7.56

Balance, December 31, 2002	3,919,034	5.10	0.012—15.60
Granted	811,217	11.52	5.88—14.04
Exercised	(414,092)	0.68	0.60—3.48
Forfeited	(559,699)	8.58	0.60—15.60

Balance, December 31, 2003	3,756,460	$6.12	$0.012—15.60

Weighted average grant date fair value is $2.55, $8.94 and $11.82 as of December 31, 2001, 2002 and 2003, respectively.

Information regarding options outstanding at December 31, 2003 is as follows:

	Options Outstanding		Options Exercisable
Exercise Prices	Number of Options	Weighted average remaining contractual life	Number of options	Weighted average exercise price
$0.012	108,334	0.72	101,845	$0.012
$0.60	554,665	0.69	522,308	0.60
$1.80	619,643	3.03	435,303	1.80
$3.12	212,700	4.59	131,539	3.12
$5.88	216,000	9.78	39,949	5.88
$7.56	174,167	5.91	88,535	7.56
$7.80	1,292,700	6.45	597,842	7.80
$14.04	497,417	8.55	142,437	14.04
$15.60	80,834	8.19	25,699	15.60

	3,756,460	5.25	2,085,457	$4.53

As of December 31, 2001, 2002 and 2003, the weighted average remaining contractual life of the options outstanding was approximately 3.7, 2.7 and 1.8 years, respectively. Options to purchase 426,575, 1,343,831 and 2,085,457 shares of common stock with a weighted average exercise price of $0.66, $3.18, $4.53 were exercisable at December 31, 2001, 2002 and 2003, respectively.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(b)	Other Stock Compensation

The Company accounts for equity grants issued to non-employees at fair values, in accordance with the provisions of SFAS No. 123 and EITF No. 96-16, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Compensation expense relating to such equity issuances is recognized over the applicable vesting period of the options, warrants, or stock, in accordance with the method prescribed by FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option of Award Plans.

During 2003, the Company recorded approximately $2.0 million in compensation expense related to the cashless exercise of approximately 414,092 stock options by a certain group of employees in connection with the sale of Series E preferred stock. At the discretion of the Company, the cashless exercise was permitted in this unique circumstance resulting in the application of variable accounting to the transaction in accordance with FIN No. 44 for the options being exercised.

Restricted Common Stock

On December 30, 1999, and January 2, 2000, the Company granted 563,319 and 27,573 shares, respectively, of restricted common stock to an advisor of the Company. The Company has the right to repurchase the shares upon termination of advisory board services. The restrictions lapse and the stock vests over a three-year period. Accordingly, compensation expense of approximately $814 and $1,467 has been recorded for the years ended December 31, 2001 and 2002, respectively, based on the estimated fair value of the previously unvested stock at the end of each period. At December 31, 2001 and 2002, a total of 393,928 and 590,891 shares, respectively, have vested and are considered issued.

Options to Non-Employees

During 2001, 2002 and 2003, the Company granted to non-employees 144,167, 99,975 and 33,500, respectively, options to purchase common stock of the Company, pursuant to the Plan. The estimated fair value of the options was determined using the Black-Scholes option-pricing model (see note 2(p)).

The Company recorded compensation expense relating to the options of approximately $858, $3,616 and $593, respectively, for the years ended December 31, 2001, 2002 and 2003.

Stock Purchase Warrants

During 2002, warrants to purchase 35,766 shares of common stock were granted to certain service providers with exercise prices ranging between $0.03 and $15.60, and terms ranging between 5 and 9 years. The estimated fair value of the warrants has been determined using the Black-Scholes option-pricing model.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

The following table summarizes the activity for warrants to purchase common stock, including warrants granted in connection with the long-term debt (see note 5) for the years ending December 31, 2002 and 2003:

	Number of Shares	Weighted average exercise price	Range of exercise price
Balance, January 1, 2001	28,761	$0.96	$0.60-1.35
Granted	318,973	0.81	0.03-4.95

Balance, December 31, 2001	347,734	0.84	0.03-4.95
Granted	116,813	1.38	0.03-15.60

Balance, December 31, 2002	464,547	0.93	0.03-15.60
Granted	499,925	1.53	0.03-14.04
Exercised	(83,596)	0.03	0.03-15.60

Balance, December 31, 2003	880,876	$1.29	$0.03-15.60

(8)	Write-Off of Deferred Initial Public Offering Costs

The Company has been following a policy of deferring those incremental costs associated with its efforts to execute an initial public offering of its common stock. Due to a number of factors, the offering has been delayed. In accordance with SEC SAB Topic 5, the Company has written off $1,307 of deferred costs to expense in 2002 related to its planned initial public offering. This expense is reported in the general and administration expense line in the accompanying consolidated statements of operations.

(9)	Income Taxes

The Company did not have any income tax expense or benefit for the years ended December 31, 2001, 2002 and 2003. The difference between the expected income tax benefit for the years ended December 31, 2002 and 2003, computed by applying the U.S. federal income tax rate of 35%, and actual income tax benefit, is as follows:

	2001	2002	2003
	(in thousands)
Expected Federal income tax benefit	$(3,143)	$(10,153)	$(7,077)
Permanent differences	1,123	28	154
State tax, net of Federal benefit	(270)	(859)	(989)
Increase in valuation allowance	2,290	10,984	7,912

Income tax expense	$—	$—	$—

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

At December 31, 2002 and 2003, the components of the net deferred tax asset approximated the following:

	2002	2003
	(in thousands)
Deferred tax assets:
Accrued compensation	$2,021	$2,104
Accrued expenses	870	5,540
Capitalized costs	547	724
Deferred revenue	—	—
Depreciation	326	21
Net operating loss	23,663	32,025
Other	—	75

Total deferred tax assets	27,427	40,489
Valuation allowance	(26,605)	(33,626)

Net deferred tax assets	$822	6,863
Deferred tax liabilities:
Depreciation	$—	—
Acquired intangibles	(783)	(855)
Other	(39)	(6,008)

Total deferred tax liabilities	(822)	(6,863)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon such factors as the lack of a significant history of material profits, possible increases in expense levels to support the Company’s growth, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize the deferred tax assets, and the uncertainty regarding the market acceptance of new product offerings, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences. Therefore, a full valuation allowance against the deferred tax assets has been provided at December 31, 2002 and 2003.

The net changes in the total valuation allowance, for the years ended December 31, 2002 and 2003 were an increase of $16,687 and $7,021, respectively. Approximately $1,389 and $4,326 of the valuation allowance relates to deferred tax assets acquired as a result of the Reason and Simplexity purchases, respectively. Any subsequent recognition of these Reason and Simplexity deferred tax assets will be applied to reduce goodwill and other intangibles.

As of December 31, 2003, the Company had approximately $79,958 of federal net operating losses (NOL’s). Due to ownership changes, certain of these NOL carryforwards are subject to limitations under Section 382 of the Internal Revenue Code. Generally, these limitations restrict the availability of NOL carryforwards on an annual basis. The net operating loss carryforwards will begin to expire in 2019.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(10)	Segment Information

The Company’s reportable segments are strategic business units that offer different products and services. The Company classifies its business into three segments: Wireless Activation and Services, MVNO Services and Data Services. The Company’s management evaluates revenues and cost of revenues for these three segments. A significant portion of the Company’s operating expenses are shared between these segments and therefore, management analyzes operating results for these segments on a combined basis. Management does not review any report presenting segment balance sheet information. The accounting policies for the segments are the same as those described in the summary of significant accounting policies (see note 2). No transactions between segments exist.

Revenue and cost of revenues for the Company’s three business units is presented below:

	2001	2002	2003
	(in thousands)
Revenue:
Wireless activation and services	$9,065	$49,166	$91,168
MVNO services	—	5,621	36,060
Data services	4,019	8,221	8,908

Total revenues	$13,084	$63,008	$136,136

Cost of revenues, excluding depreciation and amortization:
Wireless activation and services	$6,895	$30,129	$45,359
MVNO services	—	3,427	27,222
Data services	3,189	5,837	3,932

Total cost of revenues	$10,084	$39,393	$76,513

(11)	Commitments and Contingencies

Operating Leases

The Company leases office and warehouse space under various operating leases through 2009. Rent expense was approximately $384, $851 and $949 for the years ended December 31, 2001, 2002 and 2003, respectively. Minimum future lease payments under these operating leases as of December 31, 2003, are:

December 31,	(in thousands)
2004	$936
2005	882
2006	853
2007	882
2008	751
Thereafter	339

Total	$4,643

Contractual Commitments

The Company has entered into contracts in which the Company has agreed to pay to online distribution channel partners marketing fees based on revenues generated, as defined, from the delivery of customers to

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

the Company’s wireless device and activation services. These agreements expire in periods ranging from one to two years. As of December 31, 2001, 2002 and 2003, the Company paid marketing fees of $3,583, $12,259 and $24,514, respectively.

Legal Matters

The company is subject to litigation, claims and assessments in the normal course of business including those arising from business combinations. The company does not believe that any existing or anticipated litigation, claims or assessments will have a material affect on the consolidated financials statements.

On August 5, 2004, Avesair, Inc., one of the companies the assets of which the Company acquired, filed suit against the Company demanding, among others matters, that the Company issue it shares of the Company’s common stock valued at approximately $4,000 as additional consideration for the acquisition. This amount represents the maximum number of shares of common stock that Avesair could earn for achieving certain performance-based targets under the agreement pursuant to which the Avesair assets were purchased. As described in note 3(d), the Company believes Avesair failed to achieve the performance based targets and intends to vigorously contest this matter. However, any adverse resolution of this matter could have a material adverse impact on the Company’s financial results.

(12)	Related-Party Transactions

Receivable from Stockholder

During 2001, the Company loaned $1,000 to the founder and CEO of the Company. The loan bears interest at a rate of 6% and is due on November 30, 2004. As of December 31, 2003, the loan earned $120 of interest income. The loan is secured by the stockholder’s shares of common stock of the Company and has been recorded as a deduction from stockholders’ deficit in the accompanying consolidated balance sheet.

(13)	InPhonic, Inc., 401(k) Plan

On January 1, 2001, the Company adopted a 401(k) Plan to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) plan provides tax-deferred salary deductions of up to 15% of compensation for eligible employees. Employees are eligible to participate once they have completed one hour of service. The Company may make discretionary matching contributions to the 401(k) plan. The Company did not make any discretionary matching contributions during 2002 and 2003.

(14)	Reverse Stock Split

On September 16, 2004, the Company amended its certificate of incorporation to increase the authorized common stock to 110,000,000 shares. The authorized common stock was 99,440,000 and 100,000,000 shares at December 31, 2002 and December 31, 2003, respectively. Additionally, the amended certificate of incorporation authorized a 1-for-3 reverse stock split of the issued and outstanding common stock. The authorized common stock was unaffected by the reverse stock split. The issued and outstanding split adjusted common stock was 10,632,214 and 11,547,514 shares at December 31, 2002 and December 31, 2003, respectively. The par value of $0.01 per share of common stock remained unchanged.

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

(15)	Restatement

The Company has restated its previously issued consolidated financial statements as of and for the years ended December 31, 2002 and 2003, related to its accounting treatment for the matters discussed below. The following table summarizes the various adjustments by financial statement line item for 2002 and 2003:

	Year Ended December 31, 2002
	As Previously Reported*	Reclassified/ As Previously Reported	Adjustments		Restated
	($ in thousands, except per share amounts)
Wireless activations and services	$69,194	$—	$—		$—
MVNO and data services	13,402	—	—		—
MVNO equipment	440	—	—		—
Activations and services	—	71,917	(20,028)	(a)	51,889
Equipment	—	11,119	—		11,119
Total revenues	83,036	83,036	(20,028)	(a)	63,008
Loss from operations	(8,533)	(8,533)	(20,028)	(a)	(28,561)
Net loss	8,981	(8,981)	(20,028)	(a)	(29,009)
Net loss attributable to common stockholders	(17,029)	(17,029)	(20,028)	(a)	(37,057)
Basic and diluted net loss per share	(1.65)	(1.65)	(1.91)	(a)	(3.56)

	As of December 31, 2002
	As Previously Reported	Adjustments			Restated
	($ in thousands)
Accounts Receivable, net of allowance for doubtful accounts	$9,297	$(6,789)	(a)		$2,508
Total current assets	29,791	(6,789)	(a)		23,002
Total assets	47,109	(6,789)	(a)		40,320
Deferred revenue	2,673	13,239	(a)		15,912
Total current liabilities	24,514	13,239	(a)		37,753
Total liabilities	30,790	13,239	(a)		44,029
Accumulated deficit	(46,708)	(20,028)	(a)		(66,736)
Total stockholders’ deficit	(19,978)	(20,028)	(a)		(40,006)
Total liabilities, redeemable preferred stock and stockholders’ deficit	47,109	(6,789)	(a	)	40,320

	Year Ended December 31, 2003
	As Previously Reported*	Reclassified/ As Previously Reported	Adjustments		Restated
	($ in thousands, except per share amounts)
Wireless activations and services	$74,423	$—	$—		$—
MVNO and data services	41,157	—	—		—
MVNO equipment	3,811	—	—		—
Activations and services	—	102,346	16,745	(a), (b)	119,091
Equipment	—	17,045	—		17,045
Total revenues	119,391	119,391	16,745	(a), (b)	136,136
Loss from operations	(35,846)	(35,846)	16,745	(a), (b)	(19,101)
Net loss	(36,967)	(36,967)	16,745	(a), (b)	(20,222)
Net loss attributable to common stockholders	(44,276)	(44,276)	16,745	(a), (b)	(27,531)
Basic and diluted net loss per share	(3.95)	(3.95)	1.49	(a), (b)	(2.46)

INPHONIC, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 (Restated) and 2003 (Restated)

(dollars in thousands, except per share and share amounts)

	As of December 31, 2003
	As Previously Reported	Adjustments		Restated
	($ in thousands)
Accounts Receivable, net of allowance for doubtful accounts	$11,260	$(649)	(a), (b)	$10,611
Total current assets	46,597	(649)	(a), (b)	45,948
Total assets	64,189	(649)	(a), (b)	63,540
Deferred revenue	10,122	2,635	(a), (b)	12,757
Total current liabilities	45,738	2,635	(a), (b)	48,373
Total liabilities	48,542	2,635	(a), (b)	51,177
Accumulated deficit	(90,891)	(3,284)	(a), (b)	(94,175)
Total stockholders’ deficit	(52,147)	(3,284)	(a), (b)	(55,431)
Total liabilities, redeemable preferred stock and stockholders’ deficit	64,189	(649)	(a), (b)	63,540

*	The previously reported column represents those revenues as shown in previous filings. The Company previously did not report activations and services revenues in its financial statements, but rather included activation and services revenues under wireless activation and services, MVNO services and data services line items. The adjustment shown affects only the wireless activation and services segment and has no effect on wireless equipment revenue, the MVNO services segment or the data services segment.

Revenue adjustments are related to commissions paid to the Company by wireless carriers for activations which are subject to charge-back for deactivations within the carrier-specific deactivation period. Staff Accounting Bulletin No. 101 requires entities to be able to accurately estimate revenues that are subject to refund, or recognize revenue only when the revenue is no longer subject to refund, if accurate estimates cannot be determined.

(a) As originally reported in its consolidated financial statements, the Company recognized carrier commission revenue on an accrual basis, net of the estimate for charge-backs beginning in the first quarter of 2002, based upon a model which accurately estimated the charge-backs for deactivation on an annual basis. However, the Company subsequently determined that the estimate was not sufficiently accurate on a quarterly basis until the Company made improvements to its estimation model in the fourth quarter of 2003. As a result, the Company changed its accounting policy with respect to carrier commissions to defer revenue recognition until the charge-back period has expired for periods prior to the implementation of the revised model.

(b) During 2003, the Company added a new channel partner. The Company was unable to accurately estimate the charge-backs for deactivations related to this new channel on a quarterly basis as it did not have sufficient operating history with this channel to do so. As a result, the Company has deferred revenue recognition related to this channel until the charge-back period for deactivations expires. The Company discontinued this channel by the end of 2003.

INPHONIC, INC. & SUBSIDIARIES

Consolidated Balance Sheet

June 30, 2004

(unaudited)

(in thousands, except per share and share amounts)

June 30, 2004
(Restated)
Assets
Current assets:
Cash and cash equivalents	$31,973
Accounts receivable, net of allowance for doubtful accounts of $395	12,039
Inventory, net	6,740
Prepaid expenses	157
Deferred costs and other current assets	1,844

Total current assets	52,753
Restricted cash and cash equivalent	600
Property and equipment, net	4,994
Goodwill	9,479
Intangible assets, net	487
Deposits and other assets	2,723

Total assets	$71,036

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Bank line of credit	$5,739
Accounts payable	23,861
Accrued payroll and vacation	3,022
Accrued expenses	12,899
Deferred revenue	12,091

Total current liabilities	57,612
Term loan	5,000

Total liabilities	62,612
Redeemable preferred stock:
Series E redeemable convertible preferred stock, $0.01 par value Authorized 11,920,370 shares at June 30, 2004; issued and outstanding 9,933,640 shares at June 30, 2004; liquidation preference of approximately $43,277 at June 30, 2004	28,447
Warrants to purchase Series E redeemable convertible preferred stock	1,852
Series D and D-1 redeemable convertible preferred stock, $0.01 par value Authorized 20,000,000 shares at June 30, 2004; issued and outstanding 10,590,654 shares June 30, 2004; liquidation preference of approximately $24,312 at June 30, 2004	21,236
Warrants to purchase Series D and D-1 redeemable convertible preferred stock	437
Series C redeemable convertible preferred stock, $0.01 par value Authorized 7,273,762 shares at June 30, 2004; issued and outstanding 6,740,858 at June 30, 2004; liquidation preference of approximately $9,547 at June 30, 2004	13,430
Warrants to purchase Series C redeemable convertible preferred stock	455
Series B redeemable convertible preferred stock, $0.01 par value Authorized, issued and outstanding 2,282,684 shares at June 30, 2004; liquidation preference of approximately $3,757 at June 30, 2004	7,594

Total redeemable preferred stock	73,451
Stockholders’ equity (deficit):
Series D-5 convertible preferred stock, $0.01 par value Authorized 672,839 shares at June 30, 2004, issued and outstanding 672,389 shares at June 30, 2004; liquidation preference of approximately $2,061 at June 30, 2004	1,884
Series D-3 convertible preferred stock, $0.01 par value Authorized 2,000,000 shares at June 30, 2004; issued and outstanding 792,775 shares at June 30, 2004; liquidation preference of approximately $2,882 at June 30, 2004	2,137
Series D-2 convertible preferred stock, $0.01 par value Authorized 550,000 shares at June 30, 2004; issued and outstanding 416,667 shares at June 30, 2004; liquidation preference of approximately $958 at June 30, 2004	688
Series A convertible preferred stock, $0.01 par value Authorized, issued and outstanding 668,782 shares at June 30, 2004; liquidation preference of $509 at June 30, 2004	500
Common stock, $0.01 par value Authorized 100,000,000 at June 30, 2004; issued and outstanding 11,648,487 shares at June 30, 2004	116
Additional paid-in capital	38,337
Note receivable from stockholder	(1,150)
Accumulated equity (deficit)	(107,539)

Total stockholders’ deficit	(65,027)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$71,036

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Consolidated Statements of Operations

	For the Three-Month Periods Ended		For the Six-Month Periods Ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)	(Restated)	(Restated)	(Restated)
	(unaudited) (in thousands, except per share and share amounts)		(unaudited) (in thousands, except per share and share amounts)
Revenues:
Activations and services	$21,441	$40,405	$41,848	$73,827
Equipment	4,296	9,697	7,775	16,351

Total revenues	25,737	50,102	49,623	90,178
Cost of revenues, excluding depreciation and amortization:
Activations and services	5,511	5,807	$9,292	$11,836
Equipment	13,089	22,289	22,280	39,236

Total cost of revenues	18,600	28,096	31,572	51,072

Operating expenses:
General and administrative expenses, excluding depreciation and amortization	11,100	11,916	19,633	22,059
Sales and marketing expenses, excluding depreciation and amortization	7,174	11,317	12,921	21,337
Depreciation and amortization	1,412	1,425	2,400	3,034
Loss on investment	—	150	—	150

Total operating expenses	19,686	24,808	34,954	46,580

Loss from operations	(12,549)	(2,802)	(16,903)	(7,474)
Other income (expense):
Interest income	52	69	117	134
Interest expense	(234)	(191)	(468)	(368)

Total other expense	(182)	(122)	(351)	(234)

Net loss	(12,731)	(2,924)	(17,254)	(7,708)
Preferred stock dividends and accretion to preferred redemption values	(2,387)	(3,542)	(4,071)	(5,657)

Net loss attributable to common stockholders	$(15,118)	$(6,466)	$(21,325)	$(13,365)

Basic and diluted net loss per share	$(1.39)	$(0.56)	(1.98)	(1.16)

Basic and diluted weighted average shares outstanding	10,839,594	11,576,537	10,754,630	11,561,524

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Six-Month Periods ended June 30, 2003 and 2004

	June 30, 2003	June 30, 2004
	(Restated)	(Restated)
	(unaudited) (in thousands)
Cash flows from operating activities:
Net loss	$(17,254)	$(7,708)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,400	3,034
Non-cash interest income	(30)	(30)
Non-cash interest expense	102	25
Bad debt expense	24	—
Write-off of investment	—	150
Stock-based compensation	3,544	2,933
Changes in operating assets and liabilities, net of assets and liabilities received from business acquisition:
Accounts receivable	(1,396)	(1,427)
Inventory	496	(3,135)
Prepaid expenses	(70)	256
Deferred costs	(214)	427
Accounts payable	59	7,367
Accrued payroll and vacation	498	276
Accrued expenses	396	739
Deferred revenue	5,599	(666)

Net cash (used in) provided by operating activities	(5,846)	2,241
Cash flows from investing activities:
Deposits and other assets	(407)	(628)
Capitalized expenditures, including internal capitalized labor	(1,890)	(2,359)
Purchase of restricted cash and cash equivalent	125	—

Net cash used in investing activities	(2,172)	(2,987)

Cash flows from financing activities:
Proceeds from issuance of Series E preferred stock	26,620	—
Proceeds from issuance of common stock in connection with Avesair acquisition	1,961	—
Proceeds from exercise of warrants and options	84	—
Series D-4 dividends paid	—	(92)
Net borrowings under lines of credit	(225)	1,663
Proceeds from debt borrowings	—	2,250
Principal repayments on debt	—	(150)

Net cash provided by financing activities	28,440	3,671

Net increase in cash and cash equivalents	20,422	2,925
Cash and cash equivalents, beginning of the period	12,626	29,048

Cash and cash equivalents, end of the period	$33,048	$31,973

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	$366	$342
Supplemental disclosure of noncash activities:
Preferred stock dividends and accretion to redemption value	(4,071)	(5,657)
Liability settled by issuance of common stock	—	50
Issuance of common stock warrants for debt fees	—	816
Series D-4 dividends declared	92	—

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

(1)	Basis of Presentation

The financial information presented in the accompanying unaudited consolidated financial statements as of June 30, 2004, and for the three-month and six-month periods ended June 30, 2003 and 2004 has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2004, and the results of its operations and cash flows for the three-month and six-month periods ended June 30, 2003 and 2004. The results of operations for the three months and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004, or any future period. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included herein.

(2)	Summary of Significant Accounting Principles
(a)	Revenue Recognition

Activations and Services Revenues

The Company provides activation and other services in connection with the wireless activation and services segment, MVNO services segment and data services segment.

Wireless activation and services: The Company generates revenues from wireless carriers who pay commissions, as well as volume and performance-based bonuses, for activating wireless services. The Company recognizes these commissions upon shipment of activated devices to the customer less an allowance for deactivations. The Company also charges for devices, shipping and handling. The Company does not sell wireless devices separate from service plans.

The Company negotiates commissions and bonuses with the wireless carriers on an annual basis. The Company bills wireless carriers for annual volume bonuses on a monthly basis and records these bonuses as deferred revenue at the time of billing. Wireless carriers periodically offer bonuses for achieving monthly volume and performance targets. The Company recognizes these monthly bonuses as earned in accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 101 Revenue Recognition in Financial Statements. Revenue is recognized only when all of the following criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the seller’s price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured. Amounts collected in cash prior to being earned are recorded as deferred revenue.

Prior to the fourth quarter of 2003, the provisions of Securities and Exchange Commission SAB No. 101, required us to defer 100% of the revenues from carriers until the expiration of any applicable commission chargeback period, which typically ranges from 90 to 180 days depending on the wireless carrier. SAB No. 101 permitted the Company to recognize these deferred revenues once the Company had experienced two years of operating history with the wireless carriers and had sufficient historical evidence to accurately estimate and reserve for future deactivations. As a result, for the three months ended December 31, 2003, the Company recorded the cumulative revenues previously deferred of $19,900 and provided a reserve for future deactivations based on historical experience.

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

MVNO services: The Company sells wireless communications services under the Liberty Wireless brand. The Company generates revenues from customers for monthly recurring usage of wireless airtime minutes and optional features, including voicemail and text messaging. In addition, the Company bills for airtime usage in excess of monthly minutes included in monthly service plans. MVNO services revenues also include non-recurring activation service charges to customers to the extent not allocated to wireless device revenue. MVNO services are provided on a month-to-month basis and are generally paid in advance.

In November 2002, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board, issued a final consensus on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on when and how arrangements involving multiple deliverables should be divided into separate units of accounting. EITF No. Issue 00-21 is effective for arrangements entered into in fiscal periods beginning after June 15, 2003.

Prior to the adoption of EITF Issue No. 00-21, the Company accounted for the sale of devices and the subsequent service as a single unit of accounting, whereby the deferred activation fee revenue and related costs were recognized over the average life of the customers in accordance with SAB No. 101. The Company elected not to apply the provisions of EITF Issue No. 00-21 to existing arrangements prior to July 1, 2003 and as such, continues to amortize deferred revenue and costs related to these arrangements over the remaining average life of the customer.

Beginning July 1, 2003, we adopted the provisions of EITF Issue No. 00-21 for sales arrangements with multiple deliverables with respect to our MVNO services. As a result, we are required to account for the sale of a device separately from the provision of services to the customer. Accordingly, we recognize the portion of the fee attributable to the device revenue and related costs, including activation, when the device is delivered to the customer to the extent cash is received in advance. We defer the portion of the fee attributable to the provision of services, and recognize these deferred fees and costs on a straight-line basis over the term of the services. We use the residual value method in allocating revenues between service revenues and device sales.

In certain indirect distribution arrangements, the fee attributable to the service unit exceeds the total consideration received. In these circumstances, the entire fee is deferred and recognized when the end-customer activates the service.

Data services: The Company sells data services, including a service that allows customers to access email, voicemail, facsimiles, contacts and personal calendar information through a website or a telephone; wireless email; and mobile marketing services. Revenues are recognized when the services are performed.

Equipment Revenues

The Company sells wireless devices and accessories in connection with the wireless activation and services and MVNO services segments. This equipment is also sold to indirect retailers to facilitate distribution to MVNO services customers.

Revenues from the sale of devices and accessories are recognized at the time of sale when sold separately. Revenue from the sale of devices on accessories in a multiple-element arrangement with services are recognized at the time of sale in accordance with EITF 00-21 when fair value of the services element exists. The revenue of wireless devices sold to indirect retailers are recognized

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

when they are sold to the indirect retailers. Customers have the right to return devices within a specific period of time or usage, whichever occurs first. The Company provides an allowance for estimated returns on devices based on historical experience. Return rights of indirect retailers for wireless devices are limited to warranty claims, which are generally covered by the device manufacturers’ original warranty. SAB No. 101 also required that the Company defer, during the first two years of operations, the revenues for purchases of wireless devices, including accessories and shipping, until the expiration of the return period, which was generally 30 days. Beginning in March 2002, the Company had sufficient historical evidence and recorded $2,000 in cost of services related to the returns. The Company also recognized $1,300 in equipment revenue that was previously deferred. In connection with wireless activations, the Company sells the customer the wireless devices at a significant discount, which may be in the form of a rebate. Rebates are recorded as a reduction of revenues. The Company recognizes net revenues based on historical experience of rebates claimed. Future experience could vary based upon rates of consumers redeeming rebates.

(b)	Stock-based Compensation

The Company applies the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its equity grants to employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. All equity-based awards granted to non-employees are accounted for at fair value in accordance with SFAS No. 123.

The following table summarizes the activity for stock options granted to employees and non-employees for the six months ending June 30, 2004:

	Number of Options	Weighted Average Exercise Price	Range of Exercise Price
Balance, January 1, 2004	3,756,460	$6.12	$0.012-15.60
Granted	2,738,664	5.88	5.88
Exercised	(131,569)	2.10	0.60-3.48
Forfeited	(419,563)	2.64	0.60-15.60

Balance, June 30, 2004	5,943,992	$5.85	$0.012-15.60

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three-Months Ended June 30,		Six-Months Ended June 30,
	2003	2004	2003	2004
	(unaudited)		(unaudited)
Expected volatility	0.00%	0.00%	0.00%	0.00%
Risk free interest rate	2.34%	3.99%	2.56%	3.39%
Expected dividend rate	0.00%	0.00%	0.00%	0.00%
Expected life (range in years)	4	4	4	4

The Company has applied the minimum value method in determining the fair value of stock based compensation. Therefore, volatility is assumed to be zero.

The Company’s pro forma net loss applicable to common shares, and pro forma net loss per common share, basic and diluted, are as follows:

	Three-Months Ended June 30,		Six-Months Ended June 30,
	2003	2004	2003	2004
	(unaudited)		(unaudited)
	(in thousands, except per share amounts)		(in thousands, except per share amounts)
Net loss attributable to common shares, as reported	$(15,118)	$(6,466)	(21,325)	(13,365)
Add: Stock-based employee compensation expense included in net loss applicable to common shares, as reported	1,895	968	1,969	1,098
Less: Total stock-based employee compensation expense determined under fair value based methods for all stock awards, net of related tax effects	(2,051)	(1,177)	(2,265)	(1,434)

Pro forma net loss	$(15,274)	$(6,675)	(21,621)	(13,701)

Net loss per common share, basic and diluted, as reported	$(1.39)	$(0.56)	$(1.98)	$(1.16)

Net loss per common share, basic and diluted, pro forma	$(1.41)	$(0.58)	$(2.01)	$(1.19)

The following stock-based compensation has been included in the following line items in the accompanying unaudited consolidated statements of operations:

	Three-Months Ended June 30,		Six-Months Ended June 30,
	2003	2004	2003	2004
	(unaudited)		(unaudited)
	(in thousands)		(in thousands)
General and administrative	$2,530	$2,406	$3,360	$2,613
Sales and marketing	168	302	184	320

	$2,698	$2,708	$3,544	$2,933

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

(c)	Net Loss Per Common Share

The Company computes loss per common share in accordance with SFAS No. 128, Earnings Per Share. Basic net loss per common share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock. As of June 30, 2003 and 2004, options to purchase 3,632,466 and 5,943,992 shares of common stock, respectively, were outstanding. Due to the anti-dilutive nature of the options, redeemable convertible preferred stock and convertible preferred stock, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses per common share amounts are identical.

The following table reconciles net loss attributable to common stockholders and basic and diluted weighted average common shares outstanding to the pro forma net loss attributable to common stockholders and the pro forma basic and diluted weighted average common shares outstanding for the three month and six month periods ended June 30, 2003 and 2004:

	Three-Months Ended June 30,		Six-Months Ended June 30,
	2003	2004	2003	2004
Basic and diluted weighted average common shares outstanding	26,090,236	31,072,222	25,502,242	30,491,561
Less: Securities not included in diluted weighted average common shares outstanding as their effect could be anti-dilutive	(15,250,642)	(19,495,685)	(14,747,612)	(18,930,037)

	10,839,594	11,576,537	10,754,630	11,561,524

	Three-Months Ended June 30, 2004	Six-Months Ended June 30, 2004
	(in thousands, except per share amounts)	(in thousands, except per share amounts)
Net loss attributable to common stockholders	$(6,466)	$(13,365)
Less: Dividends on preferred stock	3,542	5,657

Pro forma net loss attributable to common stockholders	$(2,924)	$(7,708)

Basic and diluted weighted average common shares outstanding	11,576,537	11,561,524
Conversion of preferred stock	13,616,684	13,616,684

Pro forma basic and diluted weighted average common shares outstanding	25,193,221	25,178,208

(d)	New Accounting Pronouncements

Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46. The Company does not believe that it has invested in

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

any variable interest entities for which it is the primary beneficiary. The adoption of FIN No. 46 did not have an impact on the Company’s financial statements.

Effective May 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 150. All classes of the Company’s redeemable convertible preferred stock may be converted into common stock at the option of the stockholder. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

Effective December 1, 2003, the Company adopted the provisions of the SEC Staff Accounting Bulletin (“SAB”) No. 104. The adoption of SAB No. 104 did not have a material impact on the Company’s financial statements.

(e)	Acquisition of Avesair, Inc.

On May 13, 2003, the Company acquired certain assets and assumed certain obligations of Avesair, Inc. (“Avesair”) in a transaction accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. The results of Avesair’s operations have been included in the Company’s consolidated financial statements since the date of acquisition as included in the Data Services segment. Avesair is a technology company that adds the ability to provide mobile device targeted marketing and promotions to the Company’s service offering.

The merger consideration for Avesair consisted of 672,389 shares of Series D-5 Convertible Preferred Stock, valued at $1,884, excluding $39 of costs, and 224,130 shares of common stock valued at $1,564.

The sellers are also entitled to receive additional consideration if the Company achieved greater than $2,000 in gross revenues up to a maximum of $3,333 during the 12 month period beginning on April 1, 2003 and ending on March 31, 2004 as a result of the sale of products or services derived from the acquired assets. If this occurs, the Company must issue Common Stock to the seller in an amount equal to $3.00 for each $1.00 of any such gross revenue recognized by the Company. The Company has determined that the gross revenues achieved related to the Avesair products or service did not exceed this threshold for the above noted measuring period, and as such, no action is required by the Company.

On August 5, 2004, Avesair filed suit against the Company demanding, among other matters, that the Company issue it shares of the Company’s common stock valued at approximately $4,000 as additional consideration for the acquisition. This amount represents the maximum number of shares of common stock that Avesair could earn for achieving certain performance-based targets. The Company believes Avesair failed to achieve the performance-based targets and intends to vigorously contest this matter.

The acquired business includes a customer list and technology built around a core decision engine that enables mobile operators to target, schedule, deliver, track and report on highly targeted marketing messages and promotions of any media type to mobile devices.

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

The estimated fair value of the assets acquired approximated the following:

(in thousands)
Cash and other current assets	$2,000
Accounts receivable	183
Goodwill	221
Customer contract	50
Software	1,033

Total assets acquired	3,487
Less: Liabilities assumed	—

Aggregate purchase price	$3,487

The pro forma statements of operations for the three months and six months ended June 30, 2003 and 2004 are as follows:

	Three-Months Ended June 30,		Six-Months Ended June 30,
	2003	2004	2003	2004
	(unaudited)		(unaudited)
	(in thousands)		(in thousands)
Total revenues	$25,737	50,102	49,952	90,178
Total cost of revenues	18,600	28,096	31,617	51,072
Total operating expenses	19,686	24,808	36,178	46,580

Loss from operations	(12,549)	(2,802)	(17,843)	(7,474)
Total other expense	(182)	(122)	(355)	(234)

Net loss	(12,731)	(2,924)	(18,198)	(7,708)
Preferred stock dividends and accretion to preferred	(2,387)	(3,542)	(4,071)	(5,657)

Net loss attributable to common stockholders	$(15,118)	(6,466)	(22,269)	(13,365)

The values of the software and customer contracts are being amortized over a period of 18 months. The allocation presented above is preliminary as of June 30, 2004.

(f)	Reverse Stock Split

On September 16, 2004, the Company amended its certificate of incorporation and authorized a 1-for-3 reverse stock split. All references to the number and per share amounts relating to the Company’s common shares have been retroactively adjusted to reflect the reverse stock split.

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

(3)	Segment Reporting

The following is a summary of results of operations for reportable segments for the three months and six months ended June 30, 2003 and 2004:

	Three-Months Ended, June 30,		Six-Months Ended June 30,
	2003	2004	2003	2004
	(unaudited)		(unaudited)
	(in thousands)		(in thousands)
Revenues:
Wireless activation and services	$15,754	$35,908	$31,716	$61,481
MVNO services	7,018	12,328	12,808	24,848
Data services	2,965	1,866	5,099	3,849

Total revenues	25,737	50,102	49,623	90,178
Cost of revenues, excluding depreciation and amortization:
Wireless activation and services	11,146	19,778	19,527	34,390
MVNO services	5,916	8,021	9,000	15,714
Data services	1,538	297	3,045	968

Total cost of revenues	18,600	28,096	31,572	51,072

(4)	Short-term and Long-term Debt

On June 2, 2004, the Company amended its credit agreements with its bank and increased its term loan and revolving operating line of credit to $5,000 and $25,000 respectively. The revolving operating line of credit is limited to $15,000 until a qualified initial public offering has taken place. The revolving operating line of credit matures 18 months from the date of the loan documents and the term loan on August 7, 2008. As of June 30, 2004, $5,000 and $5,739 was outstanding under the term loan and line of credit respectively. The term loan and line of credit bear interest of LIBOR plus 2.75% (3.94% as of June 30, 2004) and LIBOR plus 3.00% (4.22% as of June 30, 2004), respectively.

In connection with these borrowings, the Company issued warrants to acquire 67,475 shares of common stock. The warrants had an estimated fair value of $817. This amount is included in other assets as deferred debt costs and are being amortized as interest expense over the term of the agreements. Prior to the signing of the amendment, the Company did not meet the tangible net worth requirements of its loan covenants. The bank provided the Company with a waiver of the non-compliance.

(5)	Series E Redeemable Convertible Preferred Stock

As of June 30, 2004, the Company had not completed its initial public offering. Pursuant to the terms of the warrants issued in connection with the Series E Preferred Stock, warrants exercisable for 364,231 shares of common stock are now exercisable. The number of shares issuable upon the exercise of the warrants increases monthly through June 30, 2006, unless the Company has completed its initial public offering, up to a maximum of 899,798. As the initial public offering is not expected to be completed prior to August 31, 2004, the number of shares of common stock issuable upon the exercise of the warrants will increase by 67,687 shares. The Company cannot currently determine whether any further additional shares will be issuable as it is dependent upon the timing of the initial public offering. Such additional shares will be

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

accounted for as a reduction of the net income applicable to common stock holders as they vest. Should the Company not complete its public offering by September an incremental 34,310 shares will be issuable upon the exercise of the warrants.

(6)	Reverse Stock Split

On September 16, 2004, the Company amended its certificate of incorporation to increase the authorized common stock to 110,000,000 shares. The authorized common stock was 100,000,000 shares at June 30, 2003. Additionally, the amended certificate of incorporation authorized a 1-for-3 reverse stock split of the issued and outstanding common stock. The authorized common stock was unaffected by the reverse stock split. The issued and outstanding split adjusted common stock was 11,648,487 shares at June 30, 2003. The par value of $0.01 per share of common stock remained unchanged.

(7)	Restatement

The Company has restated its previously issued consolidated financial statements as of and for the years ended December 31, 2002 and 2003, related to its accounting treatment for the matters discussed below. The following table summarizes the various adjustments by financial statement line item for the quarters ended June 30, 2003 and 2004:

	Three-Months Ended June 30, 2004
	As Previously Reported*	Reclassified/ As Previously Reported	Adjustments		Restated
	($ in thousands, except per share amounts)
Wireless activations and services	$36,156	$—	$—		$—
MVNO and data services	12,381	—	—		—
MVNO equipment	1,812	—	—		—
Activations and services	—	40,652	(247)	(b), (c)	40,405
Equipment	—	9,697	—		9,697
Total revenues	50,349	50,349	(247)	(b), (c)	50,102
Loss from operations	(2,555)	(2,555)	(247)	(b), (c)	(2,802)
Net loss	(2,677)	(2,677)	(247)	(b), (c)	(2,924)
Net loss attributable to common stockholders	(6,219)	(6,219)	(247)	(b), (c)	(6,466)
Basic and diluted net loss per share	(0.54)	(0.54)	(0.02)	(b), (c)	(0.56)

	Three-Months Ended June 30, 2003
	As Previously Reported*	Reclassified/ As Previously Reported	Adjustments		Restated
	($ in thousands, except per share amounts)
Wireless activations and services	$20,568	$—	$—		$—
MVNO and data services	9,288	—	—		—
MVNO equipment	695	—	—		—
Activations and services	—	26,255	(4,814)	(a), (b), (c)	21,441
Equipment	—	4,296	—		4,296
Total revenues	30,551	30,551	(4,814)	(a), (b), (c)	25,737
Loss from operations	(7,735)	(7,735)	(4,814)	(a), (b), (c)	(12,549)
Net loss	(7,917)	(7,917)	(4,814)	(a), (b), (c)	(12,731)
Net loss attributable to common stockholders	(10,304)	(10,304)	(4,814)	(a), (b), (c)	(15,118)
Basic and diluted net loss per share	(0.95)	(0.95)	(0.44)	(a), (b), (c)	(1.39)

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

	Six-Months Ended June 30, 2004
	As Previously Reported*	Reclassified/ As Previously Reported	Adjustments		Restated
	($ in thousands, except per share amounts)
Wireless activations and services	$59,658	$—	$—		$—
MVNO and data services	25,100	—	—		—
MVNO equipment	3,597	—	—		—
Activations and services	—	72,004	1,823	(b), (c)	73,827
Equipment	—	16,351	—		16,351
Total revenues	88,355	88,355	1,823	(b), (c)	90,178
Loss from operations	(9,297)	(9,297)	1,823	(b), (c)	(7,474)
Net loss	(9,531)	(9,531)	1,823	(b), (c)	(7,708)
Net loss attributable to common stockholders	(15,188)	(15,188)	1,823	(b), (c)	(13,365)
Basic and diluted net loss per share	(1.31)	(1.31)	0.15	(b), (c)	(1.16)

	Six-Months Ended June 30, 2003
	As Previously Reported*	Reclassified/ As Previously Reported	Adjustments		Restated
	($ in thousands, except per share amounts)
Wireless activations and services	$34,623	$—	$—		$—
MVNO and data services	16,836	—	—		—
MVNO equipment	1,070	—	—		—
Activations and services	—	44,754	(2,906)	(a), (b), (c)	41,848
Equipment	—	7,775	—		7,775
Total revenues	52,529	52,529	(2,906)	(a), (b), (c)	49,623
Loss from operations	(13,997)	(13,997)	(2,906)	(a), (b), (c)	(16,903)
Net loss	(14,348)	(14,348)	(2,906)	(a), (b), (c)	(17,254)
Net loss attributable to common stockholders	(18,419)	(18,419)	(2,906)	(a), (b), (c)	(21,325)
Basic and diluted net loss per share	(1.71)	(1.71)	(0.27)	(a), (b), (c)	(1.98)

	As of June 30, 2004
	As Previously Reported	Adjustments		Restated
	($ in thousands)
Deferred revenue	$10,632	$1,459	(c)	$12,091
Total current liabilities	56,153	1,459	(c)	57,612
Total liabilities	61,153	1,459	(c)	62,612
Accumulated deficit	(106,080)	(1,459)	(c)	(107,539)
Total stockholders’ deficit	(63,568)	(1,459)	(c)	(65,027)

*	The previously reported column represents those revenues as shown in previous filings. The Company previously did not report activations and services revenues in its financial statements, but rather included activation and services revenues under wireless activation and services, MVNO services and data services line items. The adjustment shown affects only the wireless activation and services segment and has no effect on wireless equipment revenue, the MVNO services segment or the data services segment.

Revenue adjustments are related to commissions paid to the Company by wireless carriers for activations which are subject to charge-back for deactivations within the carrier-specific deactivation period. Staff Accounting Bulletin No. 101 requires entities to be able to accurately estimate revenues that are subject to

INPHONIC, INC. & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

June 30, 2003 (Restated) and 2004 (Restated)

(dollars in thousands, except per share and share amounts)

refund, or recognize revenue only when the revenue is no longer subject to refund, if accurate estimates cannot be determined.

(a) As originally reported in its consolidated financial statements, the Company recognized carrier commission revenue on an accrual basis, net of the estimate for charge-backs beginning in the first quarter of 2002, based upon a model which accurately estimated the charge-backs for deactivation on an annual basis. However, the Company subsequently determined that the estimate was not sufficiently accurate on a quarterly basis until the Company made improvements to its estimation model in the fourth quarter of 2003. As a result, the Company changed its accounting policy with respect to carrier commissions to defer revenue recognition until the charge-back period expired for periods prior to the implementation of the revised model.

(b) During 2003, the Company added a new channel partner. The Company was unable to accurately estimate the charge-backs for deactivations related to this new channel on a quarterly basis as it did not have sufficient operating history with this channel to do so. As a result, the Company has deferred revenue recognition related to this channel until the charge-back period for deactivations expires. The Company discontinued this channel by the end of 2003.

(c) During 2003 and 2004, the Company recognized volume bonuses for carrier activations at the point at which the Company estimated it would ultimately achieve the specified performance measurements. The Company changed its accounting policy with respect to volume bonuses to defer revenue recognition until the volumes necessary to achieve the bonuses have been met.

DESCRIPTION OF UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed consolidated financial information gives effect to (i) the acquisition of Avesair; and (ii) the offering and related transactions, including (a) issuance of shares in this offering (the Offering) net of underwriters’ discounts and commissions, and related fees and expenses, (b) the mandatory conversion of all Series of Preferred Stock, (c) the mandatory payment of accrued dividends on certain shares of preferred stock, (d) the collection of the note receivable from stockholder; (e) the repayment of outstanding balances under the senior secured credit facility and term loan; and (f) the exercise of warrants to purchase shares of common stock that terminate if not exercised prior to the closing of the Offering, as if such transactions had been consummated on June 30, 2004 in the case of the Unaudited Pro Forma Condensed Consolidated Balance Sheet of InPhonic, Inc. and on January 1, 2003 in the case of the Unaudited Pro Forma Condensed Consolidated Statements of Operations of InPhonic, Inc.

The pro forma adjustments, which are based on available information and contain assumptions that we believe are reasonable under the circumstances, are applied to our historical consolidated financial statements. The acquisition of Avesair, Inc. is accounted for under the purchase method of accounting.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of what the Company’s actual financial position would have been had the above referenced transactions been consummated as of the above referenced dates or of the financial position or results of operations that may be reported by the Company in the future.

The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited financial statements and related notes for the Company and Avesair, Inc. included elsewhere herein.

INPHONIC, INC. & SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2004

(Restated)

	Actual	Offering adjustments		Pro forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$31,973	$85,300	(1)	$102,088
		9	(2)
		(5,605	)(3)
		1,150	(4)
		(10,739	)(5)
Accounts receivable, net of allowance for doubtful accounts	12,039			12,039
Inventory, net	6,740			6,740
Prepaid expenses	157			157
Deferred costs and other current assets	1,844			1,844

Total current assets	52,753			122,868
Restricted cash and cash equivalents	600			600
Property and equipment, net	4,994			4,994
Goodwill	9,479			9,479
Intangible assets, net	487			487
Deposits and other assets	2,723	(135	)(6)	2,508
		(80	)(5)

Total assets	$71,036			$140,936

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:
Bank line of credit	5,739	(5,739	)(5)	—
Accounts payable	23,861			23,861
Accrued payroll and vacation	3,022			3,022
Accrued expenses	12,899			12,899
Deferred revenue	12,091			12,091

Total current liabilities	57,612			51,873
Term loan	5,000	(5,000	)(5)	—

Total liabilities	62,612			51,873
Redeemable preferred stock:
Series E redeemable convertible preferred stock	28,447	(25,195	)(2)	—
		(3,252	)(3)
Warrants to purchase Series E redeemable convertible preferred stock	1,852	(1,852	)(2)	—
Series D and D-1 redeemable convertible preferred stock	21,236	(19,281	)(2)	—
		(1,955	)(3)
Warrants to purchase Series D and D-1 redeemable convertible preferred stock	437	(437	)(2)	—
Series C redeemable convertible preferred stock	13,430	(13,430	)(2)	—
Warrants to purchase Series C redeemable convertible preferred stock	455	(455	)(2)	—
Series B redeemable preferred stock	7,594	(7,594	)(2)	—

Total redeemable preferred stock	73,451			—
Stockholders’ deficit:
Series D-5 convertible preferred stock	1,884	(1,486	)(2)	—
		(398	)(3)
Series D-3 convertible preferred stock	2,137	(2,137	)(2)	—
Series D-2 convertible preferred stock	688	(688	)(2)	—
Series A convertible preferred stock	500	(500	)(2)	—
Common stock	116	60	(1)	325
		3	(2)
		146	(3)
Additional paid-in capital	38,337	85,240	(1)	196,492
		6	(2)
		72,909	(3)
Note receivable from stockholder	(1,150)	1,150	(4)	—
Accumulated deficit	(107,539)	(135	)(6)	(107,754)
		(80	)(5)

Total stockholders’ deficit	(65,027)			89,063

Total liabilities, redeemable preferred stock and stockholders’ deficit	$71,036			$140,936

See accompanying notes to pro forma consolidated financial information.

INPHONIC, INC. & SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	For the Six-Month Period Ended June 30, 2004 (Restated)
	Actual	Offering adjustments		Pro forma
	(in thousands, except per share and share amounts)
Revenues:
Activations and services	$73,827			$73,827
Equipment	16,351			16,351

Total revenues	90,178			90,178
Cost of revenues, excluding depreciation and amortization:
Activations and services	11,836			11,836
Equipment	39,236			39,236

Total cost of revenues	51,072			51,072

Operating expenses:
General and administrative expenses, excluding depreciation and amortization	22,059			22,059
Sales and marketing expenses, excluding depreciation and amortization	21,337			21,337
Depreciation and amortization	3,034			3,034
Loss on investment	150			150

Total operating expenses	46,580			46,580

Loss from operations	(7,474)			(7,474)
Other income (expense):
Interest income	134			134
Interest expense	(368)	$170	(7)	(198)

Total other expense	(234)			(64)

Net loss	$(7,708)			$(7,538)
Preferred stock dividends and accretion to preferred redemption values	(5,657)	$5,657	(8)	—

Net loss attributable to common stockholders	$(13,365)			$(7,538)

Basic and diluted net loss per share	$(1.16)			$(0.24)

Basic and diluted weighted average shares outstanding	11,561,524			31,181,060

See accompanying notes to consolidated financial statements.

INPHONIC, INC. & SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended Ended December 31, 2003

(Restated)

	InPhonic historical (11)	Avesair historical (3 Months Ended March 31, 2003)	Acquisition and financing adjustments		Pro forma	Offering adjustments		Pro forma, as adjusted
	(in thousands, except per share and share amounts)
Revenues:
Activations and services	$119,091	$329			$119,420			$119,420
Equipment	17,045	—			17,045			17,045

Total revenues	136,136	329			136,465			136,465

Cost of revenues, excluding depreciation and amortization:
Activations and services	21,203	45			21,248			21,248
Equipment	55,310	—			55,310			55,310

Total cost of revenues	76,513	45			76,558			76,558
Operating expenses:
General and administrative expenses, excluding depreciation and amortization	40,259	364			40,623			40,623
Sales and marketing expenses, excluding depreciation and amortization	30,600	182			30,782			30,782
Research and development	—	343			343			343
Depreciation and amortization	5,434	335	$271	(9)	6,040			6,040
Impairment of goodwill and intangibles	2,431	—			2,431			2,431

Total operating expenses	78,724	1,224			80,219			80,219

Loss from operations	(19,101)	(940)			(20,312)			(20,312)

Other income (expense):
Interest income	287	—			287			287
Interest expense	(1,408)	(4)			(1,412)	$356	(7)	(1,056)

Total other expense	(1,121)	(4)			(1,125)			(769)

Net loss	$(20,222)	$(944)			$(21,437)			$(21,081)
Preferred stock dividends and accretion to preferred redemption values	(7,309)	—	$(131	)(10)	(7,440)	$7,440	(8)	—

Net loss attributable to common stockholders	$(27,531)	$(944)			$(28,877)			$(21,081)

Basic and diluted net loss per share	$(2.46)				$(2.58)			$(0.68)

Basic and diluted weighted average shares outstanding	11,204,791				11,204,791			30,824,327

See accompanying notes to consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

(1)	Reflects the proceeds from the sale of 6,000,000 shares for net proceeds of $85.3 million, net of underwriters’ discounts and commissions, and related fees and expenses of approximately $10.7 million.

(2)	Reflects the conversion of various series of the convertible preferred stock into 13,619,536 shares of common stock, the conversion of all outstanding warrants to purchase preferred stock into warrants to purchase 989,212 shares of common stock at various conversion rates and the exercise of warrants to purchase 313,310 shares of common stock at an exercise price of $0.03 per share.

(3)	Reflects the payment of accrued dividends on certain shares of preferred stock with the proceeds of the Offering as described in the Use of Proceeds.

(4)	Reflects the collection of the note receivable from stockholder from a portion of the proceeds received by the stockholder in this Offering.

(5)	Reflects the repayment of the outstanding balances under the senior secured credit facility of $5,739 and term loan of $5,000 with a portion of the proceeds of the Offering as described in the Use of Proceeds and the recognition of the unamortized original issue discount.

(6)	Reflects the write-off of approximately $135 of deferred financing fees associated with the portion of repaid debt which is no longer available for future borrowing.

(7)	Reflects the reduction of interest expense related to the senior secured credit facility and term loan which will be repaid with a portion of the proceeds of the Offering as described in the Use of Proceeds.

(8)	Reflects the elimination of preferred stock dividends and related accretion to preferred redemption on preferred stock, which are mandatorily convertible upon the Offering.

(9)	Reflects the amortization of $1,083 intangibles acquired from Avesair over their estimated useful lives of 18 months.

(10)	Reflects the preferred stock dividends for Series D-5 issued in connection with the acquisition of Avesair.

(11)	Includes Avesair Inc.’s results of operations for the period April 1, 2003 to May 13, 2003 (closing date of acquisition).

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Avesair, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Avesair, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

April 18, 2003

AVESAIR, INC.

Balance Sheets

December 31, 2001, 2002 and March 31, 2003 (unaudited)

	December 31,		March 31, 2003
	2001	2002
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,281,957	$1,008,327	$457,451
Accounts receivable, net of allowance for doubtful accounts of $0, $7,000 and $7,061 (unaudited) as of December 31, 2001, December 31, 2002, and March 31, 2003 (unaudited), respectively	2,200	311,250	183,500
Prepaid and other current assets	94,984	115,966	117,533

Total current assets	5,379,141	1,435,543	758,484
Property and equipment, net	398,021	256,318	179,671
Technology license, net	2,974,889	1,151,634	816,951
Investment	130,750	93,243	93,243

Total assets	$8,882,801	$2,936,738	$1,848,349

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$146,738	$92,302	$57,745
Accrued publisher share	—	74,421	44,321
Accrued compensation	89,972	76,926	61,748
Deferred revenue	—	52,500	35,440
Other accrued expenses	49,763	33,186	26,817
Current portion of notes payable	114,967	127,976	131,127

Total current liabilities	401,440	457,311	357,198
Notes payable, net of current portion	248,380	108,699	74,424

Mandatorily redeemable convertible preferred stock, $0.001 par value; 9,800,000 shares and 13,565,000 shares authorized at December 31, 2001 and 2002, respectively; 9,701,934 shares and 13,428,920 shares issued and outstanding at December 31, 2001 and 2002, respectively. Liquidation preference $16,013,042 at December 31, 2001, and $20,012,097 at December 31, 2002 and March, 31 2003 (unaudited)	16,017,586	20,016,639	20,016,639

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 30,000,000 shares authorized; 5,235,791 shares, 6,500,000 shares, 5,652,500 shares (unaudited) and 4,198,933 shares (unaudited) issued and outstanding at December 31, 2001 and 2002 and March 31, 2003, respectively	6,500	5,236	4,199
Additional paid-in capital	426,500	666,349	657,017
Deferred stock-based expenses	(16,100)	(16,100)	(16,100)
Accumulated deficit	(8,201,505)	(18,301,396)	(19,245,028)

Total stockholders’ equity (deficit)	(7,784,605)	(17,645,911)	(18,599,912)

Total liabilities and stockholders’ equity (deficit)	$8,882,801	$2,936,738	$1,848,349

The accompanying notes are an integral part of these financial statements.

AVESAIR, INC.

Statements of Operations

Years Ended December 31, 2001, 2002 and (unaudited) March 2002 and 2003

	Years Ended December 31,		Quarters Ended March 31,
	2001	2002	2002	2003
			(Unaudited)	(Unaudited)
Revenue	$71,925	$872,074	$92,898	$328,614
Cost of revenue	32,316	170,186	$115	$45,071

Gross profit	39,609	701,888	92,783	283,543

Operating expenses:
Amortization of technology licenses	1,622,667	2,604,308	934,573	334,683
Research and development	2,648,924	2,399,061	844,376	343,011
General and administrative	1,795,648	1,974,330	611,951	363,974
Sales and marketing	1,901,894	1,598,568	605,411	181,717
Impairment of technology	—	2,180,291	—	—
Loss on sale of equipment	—	32,060	—	—

Total operating expenses	7,969,133	10,788,618	2,996,311	1,223,385

Operating loss	(7,929,524)	(10,086,730)	(2,903,528)	(939,842)

Other income (expense):
Interest income	320,832	44,711	20,496	22
Equity in loss on investment	(19,250)	(37,507)	—	—
Interest expense	(14,538)	(20,365)	(5,836)	(3,812)

Other income (expense), net	287,044	(13,161)	14,660	(3,790)

Net loss	$(7,642,480)	$(10,099,891)	$(2,888,868)	$(943,632)

The accompanying notes are an integral part of these financial statements.

AVESAIR, INC.

Statements of Stockholders’ Deficit

Years Ended December 31, 2001, 2002 and (unaudited) March 31, 2003

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Expenses	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2000	6,500,000	$6,500	$426,500	$—	$(559,025)	$(126,025)
Deferred stock-based expenses	—	—	—	(39,900)	—	(39,900)
Amortization of deferred stock-based expenses	—	—	—	23,800	—	23,800
Net loss	—	—	—	—	(7,642,480)	(7,642,480)

Balance at December 31, 2001	6,500,000	6,500	426,500	(16,100)	(8,201,505)	(7,784,605)
Warrants issued in acquisition of WindWire, Inc.	—	—	249,901	—	—	249,901
Issuance of common stock related to options	8,291	8	1,401	—	—	1,409
Repurchase of common stock	(1,272,500)	(1,272)	(11,453)	—	—	(12,725)
Net loss	—	—	—	—	(10,099,891)	(10,099,891)

Balance at December 31, 2002	5,235,791	5,236	666,349	(16,100)	(18,301,396)	(17,645,911)
Repurchase of common stock (unaudited)	(1,036,858)	(1,037)	(9,332)	—	—	(10,369)
Net loss (unaudited)	—	—	—	—	(943,632)	(943,632)

Balance at March 31, 2003 (unaudited)	4,198,933	$4,199	$657,017	$(16,100)	$(19,245,028)	$(18,599,912)

The accompanying notes are an integral part of these financial statements.

AVESAIR, INC.

Statements of Cash Flows

Years Ended December 31, 2001, 2002 and (unaudited) March 31, 2003 and 2002

	Years Ended December 31,		Quarters Ended March 31,
	2001	2002	2002	2003
			(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(7,642,480)	$(10,099,891)	$(2,888,868)	$(943,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,777,453	2,831,678	988,415	411,330
Stock-based expense related to warrants	23,800	—	—	—
Equity in loss of investment	19,250	37,507	—	—
Reserve for bad debts	—	7,000	4,464	61
Impairment of technology	—	2,180,291	—	—
Loss on sale of equipment	—	32,060	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,200)	(283,503)	(104,565)	127,689
Prepaid expenses and other current assets	561,266	19,129	(8,970)	(1,567)
Accounts payable	120,092	(107,275)	(4,568)	(34,557)
Deferred revenue		52,500	51,182	(17,060)
Accrued expenses	95,611	(72,239)	(18,619)	(51,647)

Net cash used in operating activities	(5,047,208)	(5,402,743)	(1,981,529)	(509,383)
Cash flows from investing activities
Purchase of property and equipment	(481,581)	(26,414)	(17,315)	—
Investment in private company	(150,000)	—	—	—
Cash received in purchase of WindWire, Inc.	—	9,328	9,328	—
Proceeds from sale of property and equipment	—	34,187	—	—

Net cash provided by (used in) investing activities	(631,581)	17,101	(7,987)	—
Cash flows from financing activities
Proceeds from issuance of preferred stock	12,900	1,250,000	1,250,000	—
Proceeds from exercise of stock options	—	1,409	—	—
Proceeds from notes payable	401,477	—	—	—
Repurchase of common stock	—	(12,725)	(8,475)	(10,369)
Payment on notes payable	(38,130)	(126,672)	(54,179)	(31,124)

Net cash provided by financing activities	376,247	1,112,012	1,187,346	(41,493)

Net decrease in cash and cash equivalents	(5,302,542)	(4,273,630)	(802,170)	(550,876)
Cash and cash equivalents, beginning of period	10,584,499	5,281,957	5,281,957	1,008,327

Cash and cash equivalents, end of period	$5,281,957	$1,008,327	$4,479,787	$457,451

Supplemental disclosure of cash flow information:
Cash paid for interest	$14,538	$20,365	$5,836	$3,812

Supplemental disclosure of non-cash investing and financing activities:
Preferred stock and warrants issued in the acquisition of WindWire, Inc.	$—	$2,998,954	$2,998,954	$—

The accompanying notes are an integral part of these financial statements.

AVESAIR, INC.

Notes to Financial Statements

December 31, 2002 and 2001

1.	Organization

Avesair, Inc. (the “Company”) was incorporated in the State of Delaware on October 19, 2000. The Company develops and markets technology built around a core decision engine that enables mobile operators to target, schedule, deliver, track, and report on highly targeted marketing messages and promotions of any media type to mobile devices.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has a limited operating history, has incurred losses from operations since its inception and has a net stockholders’ deficit. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters include continued development, marketing and licensing of its products as well as seeking additional financing arrangements. Although, management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient license fees from its products or financing on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements as of and for the three months ended March 31, 2003 and 2002 are unaudited, but include all adjustments, which are of a normal recurring nature, that management considers necessary to fairly present the results for the interim periods. Results for interim periods are not necessarily indicative of results for the full fiscal year.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of capital lease obligations approximate their fair values.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

Investments

Equity investments in private companies that have no readily determinable market value in which the Company exerts significant influence over operating procedures via a 20% to 50% voting interest or contractual rights granting such influence, in the absence of that level of voting interests, are accounted for under the equity method of accounting. Equity investments are recorded at cost when the Company cannot exert significant influence over the operations and its percentage ownership is less than 20% of all outstanding voting shares. The Company recognizes an impairment when recurring operating losses or other factors indicate that an “other than temporary” decline in the market value of a cost basis investment has occurred.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property and equipment, technology license and other long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the assets or the business to which such assets relate. In June 2002, the Company determined it would no longer market software products developed from the use of one of its purchased technology licenses and wrote off the remaining carrying value of the license of $2,180,291. No such impairments were recognized during the year ended December 31, 2001.

Research and Development and Software Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers. No software development costs were capitalized during the years ended December 31, 2002 or 2001 because software products are released for general use immediately upon establishing technological feasibility.

Revenue Recognition

The Company has received revenues from its primary business of selling and maintaining mobile targeted marketing software applications. All revenue recognized through 2002 has been associated with services associated with providing mobile marketing technology and services for wireless content providers. Revenue is recognized as the Company provides services to outside parties. Revenue is recognized only after (1) there is sufficient evidence of an arrangement, (2) the related software is delivered or services have been performed, (3) the contract price is fixed or determinable and (4) collectibility is probable.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

Accounting for Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”) and related interpretations. Stock-based awards to nonemployees are accounted for under the provisions of SFAS 123 as amended by SFAS 148. Had compensation expense related to the Company’s plans been accounted for based on the fair value of awards at the grant dates consistent with the provisions of SFAS 123, the Company’s net loss for the years ended December 31, 2002 and 2001 would have increased as indicated below:

	Years Ended December 31,		Quarters Ended March 31,
	2001	2002	2002	2003
			(unaudited)	(unaudited)
Net loss as reported	$(7,642,480)	$(10,099,891)	$(2,888,868)	$(943,632)
Deduct: stock-based employee compensation using fair value methodology	(10,651)	(75,656)	(18,914)	(18,914)

Pro forma net loss	$(7,653,131)	$(10,175,547)	$(2,907,782)	$(962,546)

Income Taxes

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Technology License

Technology licenses obtained by acquisition are recorded at fair value less accumulated amortization recorded since the date of acquisition. The Company’s technology license is being amortized on a straight-line basis over its estimated useful life of eighteen months.

Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. To minimize credit risk, ongoing credit evaluations of customers’ financial condition are performed, although collateral generally is not required. At December 31, 2002, seven customers accounted for 100% of gross accounts receivable, with the two largest customers accounting for approximately 79% of total accounts receivable. For the years ended December 31, 2002 and 2001, ten customers and one customer, respectively, accounted for 100% of total revenues.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

3.	Property and Equipment

Property and equipment consist of the following at December 31:

	Useful Life (Years)	2002	2001
Computer equipment	3	$395,955	$330,739
Office furniture and equipment	5	101,071	96,977
Software	2	51,730	35,373
Leasehold improvements	3	93,844	93,844

		642,600	556,933
Less accumulated depreciation and amortization		(386,282)	(158,912)

Property and equipment, net		$256,318	$398,021

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $227,370 and $154,786, respectively.

4.	Notes payable

In May 2001, the Company entered into an agreement to borrow $23,820. The borrowings bear an interest rate of 10% and are to be repaid in 36 equal monthly installments commencing on the date of borrowing.

In August 2001, the Company entered into a loan agreement with a bank which provides for the Company to borrow up to $750,000 for the acquisition of property and equipment and an additional $250,000 revolving line of credit for working capital purposes. The bank’s commitment to provide borrowings under this line of credit expired on December 31, 2001 and borrowings are to be repaid in 36 equal monthly installments commencing on the date of borrowing.

Borrowings used for acquisition of property and equipment are collateralized by substantially all of the assets of the Company and bear interest at a rate of 11%. Through December 31, 2002, the Company has borrowed $377,657 for property and equipment.

In connection with the May 2001 loan agreement, warrants to purchase 28,500 shares of Series A preferred stock were issued. These warrants are exercisable at $1.65 per share and expire in May 2008 (see Note 8).

Maturity of notes payable at December 31, 2002 are as follows:

2003	$139,743
2004	123,375

263,118
Less amount representing interest	(26,443)

236,675
Current portion of notes payable	(127,976)

Notes payable, net of current portion	$108,699

5.	Investment

In October 2001, the Company purchased 810,811 shares of Series A preferred stock of enpocket, Inc. (“enpocket”) for $150,000, representing a 6% voting interest in enpocket. From the date of this investment

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

through June 7, 2002, a Company officer maintained a position on the Board of Directors of enpocket and certain key operating decisions of enpocket could not be made without this officer’s consent. These rights gave the Company significant influence over the operations of enpocket and required the use of the equity method of accounting. Accordingly, from October 2001 through June 7, 2002, the Company’s investment and results of operations were adjusted by its share of enpocket’s losses. In June 2002, enpocket received additional financing, decreasing the Company’s voting interest in enpocket and also the Company agreed to resign its officer’s position on the Board of Directors. Therefore, the Company began accounting for its investment in enpocket using the cost method of accounting effective June 2002.

6.	Acquisition of WindWire, Inc.

On February 5, 2002, the Company purchased all of the outstanding voting equity of WindWire, Inc. (“WindWire”) in exchange for the issuance of 2,562,027 shares of Series A-1 Preferred valued at $2,749,053 and warrants to purchase 232,900 shares of the Company’s common stock valued at $249,901. The Company made the acquisition in an effort to complement its existing technology with WindWire’s developed technology. Of the total purchase price, $2,961,344 was allocated to WindWire’s developed technology and the remaining $37,610 to the existing net assets of WindWire, based on their fair values. The results of WindWire’s operations have been included in the Company’s results of operations since the date of acquisition. The purchased technology is being amortized based on the technology’s estimated remaining economic useful life of eighteen months (see Note 10).

7.	Stockholders’ Equity (Deficit)

At December 31, 2002, the Company was authorized to issue 30,000,000 shares of common stock and 13,565,000 shares of preferred stock. Of the 13,565,000 shares of preferred stock, 9,800,000 shares have been designated as Series A preferred (“Series A Preferred”), 2,600,000 as Series A-1 preferred (“Series A-1 Preferred”) and 1,165,000 as Series B preferred (“Series B Preferred”).

Common Stock

In October 2000, the Company sold 4,200,000 shares of common stock to the Company’s founders for $42,000 or $0.01 per share.

In October 2000, the Company sold 2,300,000 shares of common stock to an investor that provided the Company’s technology license for $23,000 or $0.01 per share (see Note 10).

During 2002, the Company elected to exercise its purchase option (as defined in Section 2 of the Common Stock Agreement) and purchased 1,272,500 shares of common stock from three individual employees for an aggregate amount of $12,725 (or $0.01 per share).

Dividends

The holders of common stock are entitled to receive dividends from time to time as may be declared by the Board of Directors. No cash dividend may be declared or paid to common stockholders until paid on the outstanding preferred stock in accordance with the preferred stock terms.

Voting

The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Company.

Liquidation

After payment to the preferred stockholders, holders of common stock are entitled, together with holders of preferred stock, to share ratably in all remaining assets of the Company.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

8.	Redeemable Preferred Stock

In 2000, the Company sold 9,694,118 shares of Series A Preferred for $16,000,000 and issued another 7,816 shares for a note receivable of $12,900.

During February 2002, the Company issued 2,562,027 shares of Series A-1 Preferred valued at $2,749,053 ($1.073 per share) and warrants to purchase 232,900 shares of common stock for the purchase of all outstanding voting equity of WindWire, Inc. The Series A-1 Preferred is pari passu with the Series A Preferred with respect to price protection, rights and preferences.

During February 2002, the Company sold 1,164,959 shares of Series B Preferred for $1,250,000 or $1.073 per share to an existing investor of WindWire, Inc., based on the post merger valuation of the combined company, as a condition for the purchase of WindWire, Inc. The Series B Preferred of Avesair, was issued pari passu with the Series A Preferred with respect to price protection, rights and preferences.

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of Series A Preferred, Series A-1 Preferred and Series B are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, noncumulative dividends at the rate of $0.13, $0.086 and $0.086, respectively, per share per annum, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the preferred stock has been paid. Through December 31, 2002, no dividends have been declared or paid by the Company.

Liquidation

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, Series A-1 and Series B Preferred Stock will receive an amount equal to the sum of $1.6505, $1.073 and $1.073 per share of Series A, Series A-1 and Series B Preferred Stock, respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of Series A, Series A-1 and Series B Preferred Stock is $1.6505, $1.073 and $1.073, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s Articles of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $4.95, $3.219 and $3.219 per share, respectively, (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate proceeds raised exceed $25,000,000. At December 31, 2002, 13,428,920 shares of the Company’s common stock have been reserved for conversion.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

Redemption

In the event of a change in control of the Company, as defined in the Amended Articles of Incorporation, preferred stockholders are entitled to a payment equal to the liquidation preference amounts. As a result, the Company has classified the Series A, Series A-1 and Series B Preferred outside of permanent equity in its Balance Sheets.

Warrants

In connection with the issuance of the notes to the bank by the Company in May 2001, the Company granted warrants to purchase 28,500 shares of Series A Preferred at an exercise price of $1.65 per share. The warrants vested immediately except for 11,500 which vest upon the closing of equity financing of not less than $10,000,000. The warrants expire on May 18, 2008. At the date of issuance, the value of these warrants determined using the Black-Scholes valuation model was $39,900. The value of the warrants which vest immediately was $23,800. This amount was recorded as debt financing costs over the term the bank made the credit available to the Company. The value of the unvested warrants of $16,100 was deferred and will be recognized as an additional cost of financing if the Company closes equity financing of not less than $10,000,000.

In connection with the acquisition of WindWire, Inc., the Company granted warrants to purchase 232,900 shares of common stock at an exercise price of $0.01 per warrant. The warrants were vested and immediately exercisable. At the date of issuance, the value of these warrants determined using the Black-Scholes valuation model was $249,700.

The table below represents a rollforward of preferred stock:

	Shares	Amount
Balance at December 31, 2000	9,701,934	$15,977,686
Issuance of warrants	—	39,900

Balance at December 31, 2001	9,701,934	16,017,586
Issuance of Series A-1 in acquisition of WindWire	2,562,027	2,749,053
Sale of Series B	1,164,959	1,250,000

Balance at December 31, 2002	13,428,920	$20,016,639

9.	Stock Options

In October 2000, the Company adopted the Avesair, Inc. Stock Option Plan (the “Plan”) under which 4,660,625 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants at December 31, 2002. Options granted under the Plan may be incentive stock options or non-statutory stock options. The Board of Directors determines the period over which options become exercisable. The exercise price of incentive stock options and nonstatutory stock options may not be less than the estimated fair value per share of the Company’s common stock on the grant date. The estimated fair value of the stock is determined by the Board of Directors based on an estimated discount from the sales price of the most recent round of preferred stock. During 2002 and 2001, all options were granted with exercise prices equal to the deemed fair value of the common stock at the date of grant. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The term of all outstanding options is ten years.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

The Company applies APB 25 and related interpretations in accounting for employee and director options granted under the Plan. No compensation cost has been recognized for employee stock-based compensation in 2002 and 2001. Had compensation cost been determined based on the fair value at the grant dates for awards in 2002 and 2001, consistent with the provisions of SFAS 123, the Company’s net loss would have been $(10,175,547) and $(7,653,131) for the years ended December 31, 2002 and 2001, respectively. Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results are not representative of the pro forma results for future years.

For purposes of pro forma disclosure, the fair value of each option grant was estimated on the date of grant using the minimum value method with the following assumptions for grants in 2002 and 2001: no dividend yield; risk-free interest rates of 4% for 2002 and 5% for 2001; and expected life of five years for 2002 and 2001.

The following table summarizes the activity, including weighted average exercise prices (“WAEP”) of the Company’s stock option plan for the years ended December 31, 2002 and 2001:

	2002		2001
	Shares	WAEP	Shares	WAEP
Outstanding—beginning of period	2,313,250	$0.17	140,000	$0.17
Granted at fair value	2,440,500	$0.17	2,308,250	$0.17
Exercised	(8,291)	$0.17	—	$—
Cancelled	(2,489,459)	$0.17	(135,000)	$0.17

Outstanding—end of period	2,256,000	$0.17	2,313,250	$0.17

Exercisable at end of period	1,017,432	$0.17	35,000	$0.17

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Exercise price	Shares	Life	WAEP	Shares	WAEP
$0.17	2,256,000	9.26	$0.17	1,017,432	$0.17

10.	Technology Licenses

In 2000, the Company entered into a licensing agreement with a related party for a perpetual license, whereby the Company received the exclusive right to produce and market technology protected by certain patents and patent applications. The Company paid a license fee of $4,500,000 and issued the related party 2,300,000 shares of common stock valued at $368,000. The total cost of the license of $4,868,000 was capitalized and being amortized over a period of three years. In June 2002, the Company determined that it would no longer market the software products that it had developed using this purchased technology and wrote off the remaining carrying amount of $2,180,291. Amortization expense on the license was $794,598 and $1,622,667 for the years ended December 31, 2002 and 2001, respectively.

In connection with its acquisition, the Company obtained exclusive rights to market and distribute products using the technology previously developed by WindWire (see Note 6). The technology was valued at $2,961,344. Amortization expense related to the technology was $1,809,710 during the year ended December 31, 2002.

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

11.	Income Taxes

No provision for federal or state income taxes has been recorded as the Company has incurred net operating losses since inception.

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2002 and 2001 consist of the following:

	2002	2001
Deferred tax assets:
Domestic net operating loss carryforwards	$8,462,538	$3,070,029
Research and development credit	172,919	55,352
Warrants	6,136	8,317
Deferred rent	—	8,008
Fixed assets	473,752	21,364
Amortization of organization costs	3,792	5,024
Bad debt	30,008	—
Compensation accruals	2,699	34,688

Total deferred tax assets	9,151,844	3,202,782
Valuation allowance for deferred assets	(9,151,844)	(3,202,782)

Deferred tax assets	—	—

Deferred tax liabilities	—	—

Net deferred tax asset (liability)	$—	$—

At December 31, 2002, the Company has provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance resulted primarily from the net operating loss carryforward generated.

At December 31, 2002, the Company had federal and state net operating loss tax carryforwards of approximately $21,949,831. These net operating loss carryforwards begin to expire in 2020 and 2015 for federal and state purposes, respectively. The utilization of the federal net operating loss carryforward may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code.

At December 31, 2002, the Company had federal research and development credit carryforwards of $172,919. The research and development credit carryforwards begin to expire in 2020.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

	2002 % of Pretax Earnings	2001 % of Pretax Earnings
United States federal tax at statutory rate	34.0%	34.0%
State taxes (net of federal benefit)	4.4%	4.6%
Change in valuation reserve	(58.9%)	(39.1%)
Acquired deferred tax assets	27.5%	0.0%
Research and development credit	0.0%	0.7%
Other nondeductible expenses	(7.0%)	(0.2%)

Provision for income taxes	0.0%	0.0%

AVESAIR, INC.

Notes to Financial Statements—(Continued)

December 31, 2002 and 2001

12.	Operating Leases

The Company leases its office space under a non-cancelable operating lease. Total rent expense under the operating lease was $366,973 and $243,231 for the years ended December 31, 2002 and 2001, respectively.

Future minimum lease payments under the non-cancelable operating leases at December 31, 2002 are as follows:

2003	$356,828
2004	150,100

$506,928

13.	Subsequent Event (unaudited)

On May 13, 2003, the Company sold substantially all of its assets and liabilities (the “Sale”) to InPhonic, Inc. (“InPhonic”). Pursuant to the Sale agreement, InPhonic received the net benefit of revenues, cost of sales and payroll expense for the acquired employees for the period April 1, 2003 through May 13, 2003. Subsequent to the Sale, the Company terminated substantially all operations.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Simplexity, Inc.

We have audited the accompanying consolidated balance sheet of Simplexity, Inc. and subsidiary as of December 31, 2001, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, Simplexity, Inc. was acquired by InPhonic, Inc. on February 13, 2002.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simplexity, Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

McLean, Virginia

October 22, 2002,

except as to

Note 14(c), which

is as of December 13, 2002

SIMPLEXITY, INC.

Consolidated Balance Sheet

December 31, 2001
Assets
Current assets:
Cash and cash equivalents	$3,957,000
Restricted cash	321,000
Accounts receivable (net of allowance of approximately $491,000 )	1,368,000
Inventory	18,000
Prepaid expenses and other current assets	387,000

Total current assets	6,051,000
Property and equipment, net	986,000
Goodwill, net	4,067,000

Total assets	$11,104,000

Liabilities, mandatorily redeemable securities, and shareholders’ deficit

Current liabilities:
Accounts payable	$2,172,000
Accrued liabilities	482,000
Deferred revenue	356,000
Notes payable	451,000

Total current liabilities	3,461,000

Commitments and contingencies (note 11)

Mandatorily redeemable securities;
Series A, $0.0001 par value, 2,199,995 shares authorized, issued, and outstanding , at December 31, 2001 (liquidation preference of $1,899,000 at December 31, 2001)	1,899,000
Series B, $0.0001 par value, 10,590,020 shares authorized; 10,177,493 shares issued and outstanding at December 31, 2001 (liquidation preference of $27,072,000 at December 31, 2001)	27,016,000
Series C, $0.00001 par value, 7,632,993 shares authorized; 4,485,838 shares issued and outstanding at December 31, 2001 (liquidation preference of $24,221,000 at December 31, 2001)	21,399,000
Series D, $0.00001 par value, 42,440,184 authorized, none issued and outstanding at December 31, 2001	—
Series E, $0.0001 par value, 32,136,808 shares authorized, 20,336,239 shares issued and outstanding at December 31, 2001 (liquidation preference of $7,035,000 at December 31, 2001)	1,019,000
Warrants to purchase redeemable preferred stock	13,093,000

Total mandatorily redeemable securities	64,426,000

Shareholders’ deficit:
Common stock: $0.0001 par value; 200,000,000 shares authorized; 13,124,780 and 8,816,226 shares issued and outstanding at December 31, 2001, respectively	1,000
Additional paid-in capital	2,523,000
Treasury stock, at cost (4,308,554 shares at December 31, 2001)	(744,000)
Accumulated deficit	(58,563,000)

Total shareholders’ deficit	(56,783,000)

Total liabilities, mandatorily redeemable securities, and shareholders’ deficit	$11,104,000

See accompanying notes to financial statements.

SIMPLEXITY, INC.

Consolidated Statement of Operations

Year ended December 31, 2001
Revenue:
Product sales	$1,287,000
Service commissions	2,776,000
Application development	860,000

Total revenue	4,923,000

Operating expenses:
Cost of sales	3,070,000
Product development	4,860,000
Sales and marketing	7,415,000
General and administrative	9,420,000
Impairment of goodwill	2,744,000

Total operating expenses	27,509,000

Loss from operations	(22,586,000)

Other income (expense)
Interest income	305,000
Interest and other expense	(115,000)

Total other income (expense)	190,000

Net loss	(22,396,000)
Accretion and dividends of redeemable preferred stock	(3,742,000)

Net loss to common stockholders	$(26,138,000)

See accompanying notes to financial statements.

SIMPLEXITY, INC.

Consolidated Statement of Shareholders’ Deficit

Year ended December 31, 2001

	Common stock				Treasury stock
	Shares	Amount	Additional paid-in capital	Stock subscriptions receivable	Shares	Amount	Deferred stock-based compensation	Accumulated deficit	Total
Balance, December 31, 2000	11,333,825	1,000	838,000	(335,000)	(2,550,493)	(353,000)	(119,000)	(32,425,000)	(32,393,000)

Issuance of common stock in connection with the acquisition of Sundial Marketplace Corporation	1,219,512	—	1,219,000	—	—	—	—	—	1,219,000
Issuance of common stock in connection with the acquisition of Buying Brain	500,000	—	500,000	—	—	—	—	—	500,000
Issuance of common stock from exercises of stock options and other issuances of common stock	71,443	—	15,000	—	—	—	—	—	15,000
Amortization of deferred stock-based compensation and remeasurement	—	—	(49,000)	—	—	—	119,000	—	70,000
Cancellation of stock subscriptions	—	—	—	300,000	(1,590,750)	(300,000)	—	—	—
Repayment of stock subscription receivable	—	—	—	35,000	—	—	—	—	35,000
Purchase of treasury stock, at cost	—	—	—	—	(167,311)	(91,000)	—	—	(91,000)
Accretion and dividends on redeemable preferred stock	—	—		—	—	—	—	(3,742,000)	(3,742,000)
Net loss	—	—	—	—	—	—	—	(22,396,000)	(22,396,000)

Balance, December 31, 2001	13,124,780	$1,000	$2,523,000	—	(4,308,554)	$(744,000)	—	$(58,563,000)	$(56,783,000)

See accompanying notes to financial statements.

SIMPLEXITY, INC.

Consolidated Statement of Cash Flows

Year ended December 31, 2001
Cash flows from operating activities:
Net loss	$(22,396,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	417,000
Amortization	3,017,000
Impairment of goodwill	2,744,000
Loss on disposal of equipment	77,000
Stock-based compensation	70,000
Increase in accounts receivable allowance	491,000
Changes in assets and liabilities (net of acquired assets and liabilities):
Restricted cash	(321,000)
Accounts receivable	(1,579,000)
Inventory	(18,000)
Prepaid expenses and other current assets	366,000
Other assets	1,239,000
Accounts payable	1,367,000
Accrued liabilities	(1,604,000)
Deferred revenue	354,000

Net cash used in operating activities	(15,776,000)

Cash flows from investing activities:
Sale of certificate of deposit	6,000,000
Purchases of property and equipment	(127,000)
Acquisition of Buying Brain and Sundial	(1,842,000)

Net cash provided by investing activities	4,031,000

Cash flows from financing activities:
Purchase of treasury stock	(91,000)
Proceeds from issuance of common stock	15,000
Proceeds from issuance of convertible preferred stock and warrants	6,948,000
Repayment of notes payables	(1,175,000)
Repayment of stockholder notes receivable	35,000

Net cash provided by financing activities	5,732,000

Increase in cash and cash equivalents	(6,013,000)
Cash and cash equivalents, beginning of year	9,970,000

Cash and cash equivalents, end of year	$3,957,000

Summary of noncash financing transactions:
Issuance of note payable in Sundial Marketplace acquisition	$900,000
Net assets acquired in Buying Brain and Sundial acquisitions	(684,000)
Supplemental cash flow information
Cash paid for interest	66,000

See accompanying notes to financial statements.

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements

December 31, 2001

(1)	The Company

Simplexity, Inc. (the Company) operates an e-marketplace for telecommunications services, cellular phones, and accessories. The Company was incorporated on October 1, 1999 and commenced operations on January 19, 2000 by launching its e-marketplace services. Prior to 2001, the Company was in the development stage.

The Company has entered into agreements with telecommunication carriers and channel partners which allow the Company to offer directly, and through partners, a variety of mobile, wireless, paging, and Internet-based services.

The Company’s operations are subject to certain risks and uncertainties including, among others, actual and potential competition by entities with greater financial resources, rapid technological changes, the need to retain key personnel and protect intellectual property, and the availability of additional capital financing on terms acceptable to the Company.

Through December 31, 2001, the Company raised net proceeds of approximately $53.3 million through the issuance of redeemable convertible preferred stock. However, the Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 2001, the Company incurred a loss from operations of approximately $22.4 million and negative cash flows from operations of $15.8 million. As of December 31, 2001, the Company had an accumulated deficit of approximately $58.6 million.

Management expects operating losses and negative cash flows to continue for the foreseeable future and anticipates that losses will increase significantly from current levels resulting from costs associated with brand development, marketing and other promotional activities, continued development of the Company’s web site and information technology infrastructure, expansion of product offerings, and the development of relationships with other businesses. Failure to generate sufficient revenues, raise additional capital, or reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

On February 13, 2002, the Company sold substantially all of its assets and liabilities to InPhonic, Inc. (InPhonic), a wireless infrastructure provider. Simplexity received 2,532,130 shares of InPhonic’s common stock and 511,431 shares of InPhonic’s redeemable convertible preferred stock as consideration. In addition, InPhonic may be required to issue additional consideration related to the assignment of certain contracts or if revenues from specific customers exceed certain limits, as defined in the Asset Purchase Agreement.

(2)	Summary of Significant Accounting Policies

(a)	Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Simplexity Acquisition Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents. As of December 31, 2001, the Company had restricted cash of approximately $321,000 related to a certificate of deposit that collateralizes the Company’s letter of credit with a bank.

(d)	Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company maintains its cash and certificates of deposits with one financial institution. The Company periodically reviews the financial strength of the financial institution.

(e)	Inventory

Inventories consist of cellular telephones and accessories and are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

(f)	Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Maintenance and repairs is charged to current operations as incurred. Upon sale, retirement, or other disposition of assets, the cost and related accumulated depreciation is removed from the respective accounts and any gain or loss on the disposition is included in net income.

Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Description	Useful life
Software	3 years
Computers and equipment	5 years
Furniture and fixtures	7 years

(g)	Long-lived assets

The Company recognizes impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by such assets are less than the assets’ carrying values. Impairment losses, if present, are measured based on the difference between assets’ fair values and carrying values and are recognized in the period when identified.

(h)	Research and development

Research and development costs are charged to expense as incurred.

(i)	Goodwill

Goodwill, which represents the excess of the purchase price over fair value of net assets acquired in the Company’s acquisitions of TalkingOnAir, Inc. in 1999 and Buying Brain and Sundial in

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

2001(note 10), is amortized on a straight-line basis over the expected benefit period of 18 to 36 months. The Company’s 2001 acquisitions were completed prior to the issuance of Statement of Financial Accounting Standards No. 141 Business Combinations and accordingly, goodwill is amortized from the date of acquisition through December 31, 2001 in the accompanying financial statements. During the year ended December 31, 2001, the Company recorded approximately $3,017,000 of amortization expense related to goodwill.

The Company continually reviews goodwill to assess recoverability when business conditions or other factors indicate an impairment may exist. As of December 31, 2001, the Company concluded that the remaining value of the goodwill related to the Buying Brain acquisition was impaired. As a result, the Company recorded an impairment charge of approximately $1,744,000 during 2001, which represented the entire remaining unamortized balance. In addition, in connection with InPhonic’s acquisition (note 1), as of December 31, 2001 the Company concluded that a portion of the remaining value of goodwill related to the Sundial acquisition was impaired and the Company recorded an impairment charge of approximately $1,000,000.

(j)	Income taxes

The Company accounts for income taxes using the asset and liability method. The Company provides for income taxes currently payable and, in addition, provides deferred income taxes for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements. Temporary differences relate principally to net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(k)	Treasury stock

The Company accounts for treasury stock using the cost method. During 2001, the Company repurchased 1,758,061 shares of common stock. The Company repurchased 167,311 shares for cash and 1,590,750 shares from the termination of the related stock subscription agreement with certain employees.

(l)	Revenue recognition

The Company has generated revenues primarily through the activation of users on wireless networks, from direct sales of wireless equipment, and the performance of application development services.

The Company recognizes revenue from product sales, net of any promotional fees and a reserve for returns, upon the shipment of the product to the end-user. The Company recognizes carrier commissions for the activation of end-users, net of a reserve for refunds, upon activation of the phone to the end-user. The Company estimates a reserve for returns of product sales and refunds of carrier commissions based on its historical experience of similar transactions. The Company recognizes revenue from application development services over the applicable term of the arrangement. Amounts that are received prior to revenue recognition are recorded as deferred revenue.

(m)	Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, as interpreted by FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB No. 25, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123),

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

Accounting for Stock-Based Compensation. In accordance with APB No. 25, compensation costs for a stock option is measured as the excess, if any, of the fair value of the Company’s stock at the measurement date over the exercise price. A new measurement date for purposes of determining compensation is established when there is substantive change to the terms of an underlying option.

(n)	Newly issued accounting standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 Business Combinations (SFAS No. 141) and Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 addresses financial accounting and reporting for business combinations. This statement requires the purchase method of accounting to be used for all business combinations, and prohibits the pooling-of-interests method of accounting. This statement is effective for all business combinations initiated after June 30, 2001 and supersedes APB Opinion No. 16, Business Combinations as well as Financial Accounting Standards Board Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.

SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This statement requires goodwill amortization to cease on January 1, 2002, and for goodwill to be periodically reviewed for impairment. SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.

3.	Property and Equipment

Property and equipment consists of the following at December 31, 2001:

Property and equipment, net:
Computers and equipment	$1,118,000
Furniture and fixtures	20,000
Software	512,000

1,650,000
Less accumulated depreciation	(664,000)

$986,000

4.	Lines of Credit and Debt

(a)	2001 Promissory Note

In connection with the Company’s 2001 acquisition of Buying Brain (note 11), the Company issued $900,000 in promissory notes as consideration. The promissory notes accrue interest at a rate of eight percent per annum. Of the total balance, $800,000 was due and paid on December 1, 2001, and $100,000 was due on June 1, 2002. As of December 31, 2001, $100,000 was outstanding under these promissory notes. In 2002, in connection with the Company’s transaction with Inphonic (note 1), Inphonic repaid the remaining principal balance.

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

(b)	2000 line of credit and promissory note

In March 2000, the Company entered into a $1 million revolving line of credit for general working capital requirements, standby letters of credit, and corporate credit cards with a bank. Interest is payable monthly at the bank’s monthly prime rate. Upon maturity in May 2001, principal and accrued interest was payable. The line of credit was secured by all assets of the Company, excluding previously leased equipment and including general intangibles. There were no borrowings under the line of credit.

In May 2000, the Company entered into a $2 million promissory note with the same bank with which the Company has the line of credit, for purposes of equipment and software purchases. The Company could draw from the note through November 9, 2000 (draw period). Interest during the draw period was payable monthly beginning June 9, 2000 at an annual interest rate of the bank’s prime rate plus 0.25%. On November 9, 2000, the outstanding principal balance of borrowings plus interest were payable monthly in 24 equal payments of principal plus accrued interest commencing on December 9, 2000. The promissory note is collateralized by all assets of the Company, excluding previously leased equipment and including general intangibles.

In connection with the issuance of the line of credit and promissory note, the Company issued a warrant to purchase 8,459 shares of Series B to the bank at an exercise price of $2.66 per share. The warrant vests immediately and expires on May 9, 2005. The estimated fair value of the warrant of approximately $19,000 will be recorded as interest expense in the statement of operations over the term of the agreement.

Included in the line of credit and promissory note are various customary financial and other covenants including maintaining a minimum monthly quick ratio of 1.25:1.00, and defined quarterly net operating losses. At December 31, 2001, the Company was in compliance with the financial covenants. However, during 2001, the Company violated certain nonfinancial covenants. Based on the covenant violations, the bank may accelerate the maturity of amounts outstanding and accordingly, the Company has classified amounts outstanding as current at December 31, 2001.

As of December 31, 2001, approximately $351,000 was outstanding under the $2 million promissory note. In connection with the transaction with Inphonic in 2002 (note 1), Inphonic repaid the entire balance.

5.	Mandatorily Redeemable Securities

As of December 31, 2001, the Company had authorized five classes of mandatorily redeemable convertible preferred stock: Series A, Series B, Series C, Series D and Series E. Series D and Series E have certain preferences that are senior to Series A, Series B, and Series C. Total authorized preferred stock is 95,000,000 shares.

During January 2001, the Company issued 72,731 shares of Series C for total proceeds of approximately $358,000. The Series C investors also received warrants to purchase 36,366 shares of Series C . The warrants have an exercise price of $3.28 and are exercisable through 2005. The Company had determined the fair value of the warrants using an established option pricing model and has allocated approximately $159,000 to the Series C warrants.

During September 2001, the Company issued 20,336,239 shares of Series E mandatorily redeemable convertible preferred stock (Series E) at $0.338 per share for total gross proceeds of approximately $6,863,000. The Series E investors also received warrants to purchase 20,336,239 shares of Series D. The warrants have an exercise price of $0.338 and are exercisable through 2006. The Company has determined the fair value of the warrants using an established option pricing model and has allocated approximately

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

$5,935,000 to the warrants. The Company paid approximately $273,000 in issuance costs, which has been reflected as a reduction in the proceeds from the sale of Series E.

No shares of Series D have been issued.

The holders of preferred stock have various rights and preferences as follows:

(a)	Voting

Each share of Series A, Series B, Series C, Series D, and Series E stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as a single class with the common stock.

(b)	Dividends

Holders of Series A and Series B are entitled to receive noncumulative dividends of 8.0% of the issue price per share when and if declared by the board of directors. No dividends on preferred stock or common stock have been declared by the board from inception through December 31, 2001.

Holders of Series C, Series D, and Series E are entitled to receive dividends at the rate of 10.0% per annum of the issue price per share payable beginning one year from the original issuance date. This dividend may be paid in either cash or additional common stock at the discretion of the board. For the year ended December 31, 2001, the Company accrued approximately $1,999,000 and $172,000 in dividends on the Series C and Series E, respectively.

(c)	Conversion

Each share of Series A, Series B, Series C, Series D, and Series E is convertible into common stock, at the option of the holder, at any time at the initial conversion ratio of 1 to 1. The conversion ratio is subject to adjustment for events such as a stock split, stock dividend, declared, and unpaid cash dividends, or certain issuances of stock. In connection with the Company’s 2001 Series E financing the conversion rates of Series A, Series B and Series C were adjusted pursuant to certain antidilution provisions. At December 31, 2001, each share of Series A, Series B, Series C, Series D and Series E was convertible into 1.92, 2.27, 2.35, 1.00 and 1.00 shares of common stock, respectively.

Each share of Series A, Series B, and Series C, Series D, and Series E automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon the earlier of: (1) the date specified by vote or written consent or agreement of holders of at least seventy five percent (75%) of the shares of the respective series of preferred stock, then outstanding (voting on an as converted basis), or (2) immediately prior to the closing of a qualified underwritten initial public offering, as defined in the respective preferred stock agreements.

(d)	Liquidation

Upon any liquidation, dissolution, or winding up of the Company, the Series E holders are entitled to receive a payment of the stock’s original issue price adjusted for any stock dividends, combinations, splits, recapitalizations, plus any unpaid dividends. After the Series E liquidation distribution is made, the Series D holders are entitled to receive a payment equal to the value of three times the Series E original issuance price adjusted for any stock dividends, combinations, splits, recapitalizations, plus any unpaid dividends. After the Series E and Series D liquidation distribution is made, the Series A, Series B and Series C holders are entitled to receive a payment of the stock’s original issue price, adjusted for any stock dividends, combinations, splits, recapitalizations, plus any declared but unpaid dividends.

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

The following events represent a liquidation: (1) the sale, lease, exchange, or transfer of all or substantially all of the property, or assets of the Company, (2) any acquisition, or series of transactions by the Company through the means of consolidation, share exchange, merger, or other form of corporate reorganization in which the Company’s stockholders prior to the merger own less than a majority of voting securities of the surviving company.

As described in note 1, Simplexity sold substantially all of its assets and liabilities to InPhonic in February 2002 for stock in InPhonic.

The holder’s right to the liquidation payment that the holders would receive upon the merger or sale of the Company is considered to be outside of the control of the issuer and would represent a mandatory redemption feature. Accordingly, the Series A, Series B, Series C and Series E stock have been classified as mandatorily redeemable convertible preferred stock in the accompanying balance sheet.

(e)	Redemption

At any time after December 31, 2003, any holders of Series D and Series E may, by written notice to the Company, require the redemption of all or any portion of the respective shares owned by such holder at a redemption price per share equal to the original issue price, as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares, plus any declared but unpaid dividends.

At any time after January 31, 2004, any holders of Series B and Series C may, by written notice to the Company, require the redemption of all or any portion of the respective shares owned by such holder at a redemption price per share equal to the original issue price, as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares, plus any declared but unpaid dividends. At the election of the Company, payment of the full amount of the redemption price may be made in three equal annual installments plus dividends compounded at an annual rate of 8.0% for Series B and 10.0% for Series C on the unpaid balance.

Series A is not mandatorily redeemable except upon the merger or sale of the Company.

If the funds that are legally available for payment on redemption are insufficient, then the funds shall be used to redeem the maximum number of Series E first, Series D second, and Series B and C third. As additional funds are legally available for the redemption of the shares of stock not previously redeemed, these funds will immediately be used to redeem the remaining balance.

During 2001 the Company recorded approximately $27,000, $1,353,000, and $191,000 related to the accretion of Series B, Series C and Series E to their redemption values, respectively.

6.	Warrants

The Company has issued to certain third parties the right to receive additional warrants to purchase shares of common stock upon the achievement of certain milestones outside of the control of both parties. The fair value of the contingent warrants will be measured on the earlier of when the performance is complete or performance is probable. As of December 31, 2001 no additional warrants had been issued.

During December 2000, the Company issued to Microsoft Corporation, in connection with a service provider agreement, warrants to purchase 762,195 shares of Series C preferred stock at an exercise price of $4.92 per share exercisable through 2005. The estimated fair value of these warrants of $2,089,000 has been recorded as an other asset in the accompanying balance sheet and will be recorded as sales and marketing expense in the statement of operations over the service period.

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

During 1999, the Company issued 250,000 warrants to certain telecommunications providers that provide the holders the right to purchase the Company’s common stock at an exercise price of $0.075 per share through December 16, 2002. The estimated fair value of these warrants of as of December 31, 2000 of $140,000 was recorded as additional paid-in capital in the accompanying balance sheet and will be amortized as a sales and marketing charge in the statement of operations over the agreement period. The warrants become exercisable at varying dates upon issuance and can be exercised at any time through 2002.

The Company accounted for these equity instruments in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received for the issuance of equity instruments or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that the performance will occur. As of December 31, 2001 the Company remeasured the value of all outstanding equity instruments outstanding where the counterparty’s performance was not complete or the instrument was not vested.

Warrants outstanding as of December 31, 2001 are as follows:

	Shares	Amount
Warrants to purchase Series B	412,527	$190,000
Warrants to purchase Series C	2,811,734	6,968,000
Warrants to purchase Series D	20,336,239	5,935,000

Total warrants to purchase redeemable preferred stock	23,560,500	$13,093,000
Warrants to purchase common stock, included in additional paid-in capital	442,000	$285,000

Total warrants outstanding	24,002,500	$13,378,000

7.	Stock-Based Compensation

In October 1999, the Company adopted the Non-Qualified Stock Option Plan (the Plan). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or non-qualified stock options. Incentive stock options (ISOs) may be granted only to Company employees (including officers and directors who are also employees). Non-qualified stock options (NSOs) may be granted to Company employees and consultants. The Company has reserved 4,900,000 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively; and, (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

Information regarding the Plan is as follows:

	Number of options	Range of exercise prices	Vesting provisions
Options outstanding, December 31, 2000	2,042,992	$0.53 – 1.00	0-4 years
Granted	3,077,169	$0.01 – 2.00	4 years
Forfeited	(829,622)	$0.53 – 1.00	4 years
Exercised	(51,125)	$0.08 – 0.53	4 years

Options outstanding, December 31, 2001	4,239,414	$0.01 – 2.00	0-4 years

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise price	Number outstanding	Average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.01	690,000	9.82	$0.01	37,000	$0.01
0.53	1,547,991	8.58	0.53	594,000	0.53
1.00	1,485,423	9.48	1.00	180,000	1.00
2.00	516,000	9.31	2.00	52,000	2.00

	4,239,414			863,000

The options above were issued at exercise prices that approximated fair market value at the date of grant. At December 31, 2001, the Company has 660,586 shares available for issuance under the Plan.

The Company applies Accounting Principles Board Opinion No. 25, as interpreted by FIN 44, in accounting for the Plan. Accordingly, no compensation expense has been recognized related to the stock options issued to employees. Had compensation cost for the Company’s Plan been determined based on the fair value at the grant dates for awards under this Plan consistent with the method prescribed in SFAS 123, the Company’s pro forma net loss would have been approximately $22,500,000 for the year ended December 31, 2001. The weighted-average grant date fair value of options granted during 2001 was $0.09.

The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions at December 31, 2001:

Dividend yield	0%
Expected life (years)	3 years
Expected volatility	0%
Risk-free interest rate (range)	4.08% - 4.97%

8.	Income Taxes

The Company’s deferred tax assets and liabilities consist of the following at December 31, 2001:

Capitalized start-up costs	$1,899,000
Accruals and other	126,000
Goodwill amortization	274,000
Impairment of goodwill	1,043,000
Net operating loss carryforwards and tax credits	17,198,000
Depreciation	(94,000)

Net deferred tax assets	20,446,000
Valuation allowance	(20,446,000)

Net deferred taxes	$—

The deferred tax assets have been reduced by a full valuation allowance because management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized.

Capitalized start-up costs represent expenses incurred in the organization and start-up of the Company. For tax purposes, these costs are being amortized over a period of 60 months. At December 31, 2001, the Company had approximately $43 million, of federal net operating loss carryforwards available to offset

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

future taxable income which expire in varying amounts through 2021. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards which can be utilized if certain changes in the Company’s ownership occur.

9.	Employee Benefit Plan

In January 2000, the Company adopted a 401(k) profit-sharing plan. The profit-sharing plan covers all full-time employees. Participants may contribute up to 15.0% of pretax compensation, subject to certain limitations. The profit-sharing plan does not allow for Company matching contributions. Nonelective contributions are at the discretion of the board of directors and vest ratably over 2 years. The Company did not make any contributions to the profit-sharing plan during 2001.

10.	Acquisitions

(a)	2001 Acquisitions

In March 2001, the Company acquired Sundial Marketplace Corporation (Sundial) an on-line agent for providers of wireless and mobile telecommunications products and services, and satellite television products and services. Simplexity acquired all of the issued shares of Sundial for total consideration of approximately $11.5 million, consisting of 720,529 shares of Series C preferred stock, a warrant to purchase 230,252 shares of Series C preferred stock at an exercise price of $4.92 per share, 1,219,512 shares of common stock and approximately $1.0 million in cash. The acquisition was recorded under the purchase method of accounting and, accordingly the purchase price was allocated based on the fair values of the assets and liabilities acquired. Sundial’s operations have been included in the Company’s December 31, 2001 financial statements since the date of acquisition. Goodwill of approximately $7.0 million was recorded in connection with the acquisition and is being amortized on a straight-line basis over 36 months.

In April 2001, the Company acquired Systems Path LLC and Buying Brain, Inc., a Delaware corporation, collectively “Buying Brain”, a company that provides telemarketing services and customer support services. Simplexity acquired all of the issued shares of Buying Brain for total consideration of approximately $2.0 million, consisting of 500,000 shares of common stock, $800,000 in interest bearing notes to certain stockholders of Buying Brain, the forgiveness of $85,000 in consulting services to be received by the Company and approximately $556,000 in cash. The acquisition was recorded under the purchase method of accounting and, accordingly the purchase price was allocated based on the fair values of the assets and liabilities acquired. Buying Brain’s operations have been included in the Company’s December 31, 2001 financial statements since the date of acquisition. Goodwill of approximately $2.3 million was recorded in connection with the acquisition. This goodwill was being amortized over 36 months until an impairment charge was taken to write-off the entire balance in 2001.

The unaudited pro forma results of operations, assuming the Sundial and Buying Brain acquisitions had been consummated on January 1, 2001 are as follows:

Revenue	$5,635,000
Net loss	(23,709,000)

These unaudited pro forma results of operations include adjustments to Sundial’s and Buying Brain’s unaudited historical results of operations which provide for additional amortization expense relating to the amortization of goodwill which results from the application of purchase accounting as if the acquisition had been consummated on January 1, 2001.

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

The information for the 2001 acquisitions is as follows:

Cash paid for acquisition	$1,724,000
Debt issued	900,000
Issuance of common stock	1,719,000
Issuance of Series C	3,545,000
Issuance of warrants to purchase Series C	652,000
Acquisition costs	118,000

Total purchase price	8,658,000

Fair value of assets acquired	445,000
Liabilities assumed	(1,129,000)

Less fair value of net assets acquired	(684,000)

Excess of fair value over net assets acquired	$9,342,000

As of December 31, 2001, the Company concluded that the remaining value of the goodwill related to the Buying Brain acquisition was impaired. As a result, the Company recorded an impairment charge of approximately $1,744,000 during 2001, which represented the entire remaining unamortized balance. In addition, in connection with InPhonic’s acquisition (note 1), as of December 31, 2001 the Company concluded that a portion of the remaining value of goodwill related to the Sundial acquisition was impaired and the Company recorded and impairment charge of approximately $1,000,000.

(b)	Acquisitions prior to 2000

(i)	Business Advantage Group

In December 2000, Simplexity entered into an agreement with Business Advantage Group, Inc., (BAG), to purchase from BAG certain existing and future customers for a period of two years effective December 1, 2000. The Company paid BAG approximately $300,000 upon the completion of the arrangement. The Company may be required to make additional payments contingent on performance obligations of BAG. In addition, through December 2002, the Company agreed to reimburse BAG for certain costs and for BAG to manage and administer certain services and obligations. The Company expensed approximately $101,000 for these costs during 2000.

At December 31, 2000, the Company determined that cash flows from BAG will not be sufficient to recover the Company’s investment. During 2001, the Company commenced litigation with BAG (note 11). Consequently, the Company has expensed the initial investment amount of $300,000 during 2000.

(ii)	TalkingOnAir, Inc.

On December 21, 1999, the Company acquired all of the assets and certain operating liabilities of TalkingOnAir, Inc., a technology company that helps its customers compare various providers of wireless and cellular products and services. Total consideration for the acquisition was approximately $1.5 million and consisted of $1.1 million of cash and the issuance of 200,000 shares of the Company’s Series A preferred stock. The cash payments were made prior to the Company’s acquisition of TalkingOnAir, Inc. through a short-term debt agreement that was forgiven by the Company as part of its purchase agreement for TalkingOnAir, Inc. The acquisition was accounted for by the purchase method and, accordingly the purchase price was allocated based on the fair values of the assets and liabilities acquired. TalkingOnAir, Inc.’s operations have been included in the

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

Company’s financial statements since the date of acquisition. Goodwill of approximately $1.7 million was recorded in connection with the acquisition and was being amortized on a straight-line basis over 18 months.

11.	Commitments and Contingencies

(a)	Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through October 2001. Rent expense for the year ended December 31, 2001 was approximately $670,000. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

Future minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows:

Year ending December 31:
2002	$412,000
2003	379,000
2004	375,000
2005	386,000

Total minimum lease payments	$1,552,000

(b)	Legal Proceedings

During 2001, the Company initiated litigation against Business Advantage Group, Inc.(BAG) for breach of contract. BAG filed a counterclaim in response to the litigation which was subsequently withdrawn upon the dismissal of BAG’s legal counsel. In January 2002 the Company settled the case in arbitration and is in the process of determining a method of collecting the judgment of approximately $641,000. Collection of any settlement is uncertain and therefore no amount has been recorded.

The Company maybe involved from time to time in litigation in the normal course of its business. In the opinion of management, the Company is not aware of any pending or threatened litigation matters that will have a material adverse effect on the Company’s business, operations, financial condition, or cash flows.

12.	Simplexity Inc. Severance Plan

In April 2001, the board of directors authorized the Simplexity Inc. Severance Plan, (the Severance Plan). Under the Severance Plan, all of the Company’s full-time employees at the level of director or below are generally eligible for severance benefits if their active employment is terminated. At the discretion of the Company, benefits are payable either in a lump sum amount or in installments over a 24-month period following the termination date. Severance pay is determined by the individual’s job level, years of service, and base pay. During 2001, the Company paid severance costs of approximately $74,000 to terminated employees.

13.	2001 Preferred Stock Plan

In September 2001, the Company adopted a preferred stock plan. Under the Preferred Stock Plan, 5,708,560 shares of Series D preferred stock are reserved for options issuable to employees, board of

SIMPLEXITY, INC.

Notes to Consolidated Financial Statements—(Continued)

directors, members, and consultants. The term of the options is limited to the earlier of (a) date of an initial public offering or (b) 5 years from the date of grant. The exercise price is equal to the fair value on the date of grant as determined by the board of directors. The options may vest immediately or over the option term as stated in each option grant agreement. On February 7, 2002, the Board approved the issuance of 5,708,560 options to purchase shares of Series D under the Preferred Stock Plan at exercised prices of $0.065.

14.	Subsequent Events

(a)	Series E Preferred Stock

In January 2002, the Company issued 592,593 shares of Series E at $0.338 per share for total proceeds of approximately $200,000. The Series E investors also received warrants to purchase 592,593 shares of Series D with an exercise price of $0.338.

(b)	InPhonic Acquisition

As discussed in Note 1, the Company sold substantially all of its assets and liabilities to InPhonic on February 13, 2002.

(c)	Merger of the Company

Effective December 2002, the Company merged with and into SX Holdings, LLC.

INPHONIC, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

InPhonic, Inc.:

Under date of June 2, 2004, we reported on the consolidated balance sheets of InPhonic, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in this prospectus. Our report includes an explanatory paragraph that states that the company adopted the provisions of Emerging Issues Task Forces Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” effective July 1, 2003, and Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets” effective January 1, 2002 and refers to the restatement of the consolidated financial statements as of and for the years ended December 31, 2003 and 2002. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The Company has restated its consolidated financial statement schedule for the years ended December 31, 2003 and 2002 as discussed in note 15 to the consolidated financial statements.

McLean, Virginia

October 12, 2004

S-1

INPHONIC, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other account		Deductions	Balance at end of period
	(in thousands)
Year ended December 31, 2001
Deferred tax asset valuation allowance	3,303	6,171	444	(a)	—	9,918
Reserve for doubtful accounts	—	1,510	—		—	1,510
Year ended December 31, 2002
Deferred tax asset valuation allowance (Restated)	9,918	10,857	5,830	(a)	—	26,605
Reserve for doubtful accounts	1,510	(1,310)	—		—	200
Year ended December 31, 2003
Deferred tax asset valuation allowance (Restated)	26,605	6,734	287	(a)	—	33,626
Reserve for doubtful accounts	200	46	—		—	246

(a) Represents deferred tax asset valuation allowance arising from business combinations

S-2

PROSPECTUS

7,000,000 Shares

Common Stock

Deutsche Bank Securities JPMorgan

Thomas Weisel Partners LLC	Friedman Billings Ramsey

Allen & Company LLC	Pacific Crest Securities

                    , 2004

Through and including                 , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$12,670
National Association of Securities Dealers, Inc. filing fee	10,500
Nasdaq National Market listing fee	100,000
Transfer agents and registrars fees	25,000
Printing expenses	250,000
Legal fees and expenses	600,000
Accounting fees and expenses	1,000,000
Blue Sky filing fees and expenses	10,000
Miscellaneous expenses	787,330

Total	4,020,000

*	To be filed by amendment.

14.    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Pursuant to Section 145 of the Delaware General Corporation Law (the “DGCL”), a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive any other right that a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to indemnification. Section 145 of the DGCL also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that require us to indemnify our directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We have entered or intend to enter into agreements to indemnify our directors, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the persons services as a director or at our request. We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising out of the Securities Act or otherwise.

The purchase agreement to be included as Exhibit 1.1 hereto provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

15.    RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, we have issued unregistered securities in the transactions described below. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering, Rule 506 of the Securities Act relating to sales to accredited investors and Rule 701 of the Securities Act relating to a compensatory benefit plan. The sales were made without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption.

(1)	In July 2001, we issued our convertible promissory notes in the aggregate principal amount of $5,100,000 to accredited investors.

(2)	In August 2001 and September 2001, we issued 6,458,251 shares of our series D stock to accredited investors at a purchase price of $1.65 per share for aggregate consideration of $10,657,966.

(3)	In August 2001, we issued warrants for the purchase of up to 1,260,629 shares of our series D stock to accredited investors at an exercise price of $0.01 per share.

(4)	In August 2001, we issued 56,048 shares of our common stock to an accredited investor as payment for services provided to us.

(5)	In September 2001, we issued warrants for the purchase of up to 257,087 shares of our common stock to our lenders at an exercise price of $0.024 per share.

(6)	In September 2001, we issued our convertible promissory notes in the aggregate principal amount of $3,000,000 to two of our accredited investors.

(7)	In September 2001, we issued a warrant for the purchase of up to 10,417 shares of our common stock to an accredited investor at an exercise price of $2.97 per share.

(8)	In September 2001, we issued warrants for the purchase of up to 16,667 shares of our common stock to two of our accredited investors at an exercise price of $3.12 per share.

(9)	In October 2001, we issued 2,454,120 shares of our series D-1 stock to accredited investors at a purchase price of $1.65 per share for aggregate consideration of $4,050,002. In addition, as part of this transaction, we exchanged 3,306,697 shares of series D stock for the same amount of series D-1 stock.

(10)	In October 2001, we issued warrants for the purchase of up to 683,639 shares of our series D-1 stock to accredited investors at an exercise price of $0.01 per share.

(11)	In October 2001, we issued 322,671 shares of our Series D-1 stock for an aggregate purchase price of $3,277 upon exercise of warrants.

(12)	In October 2001, we issued a warrant for the purchase of up to 7,633 shares of our common stock to an accredited investor at an exercise price of $3.90 per share.

(13)	In December 2001, we issued 416,667 shares of our series D-2 stock and 2,996,031 shares of our common stock to an accredited investor pursuant to an acquisition.

(14)	In December 2001, we issued 727,146 shares of Series D stock for an aggregate purchase price of $7,271 upon exercise of warrants.

(15)	In January 2002, we issued a warrant for the purchase of 6,667 shares of our common stock to an entity controlled by one of our directors at an exercise price of $0.03 per share.

(16)	In January 2002, we issued 281,344 shares of our series D-3 stock and 608,640 shares of our common stock to an accredited investor pursuant to an acquisition.

(17)	In February 2002, we issued 511,431 shares of our series D-3 stock and 844,044 shares of our common stock to an accredited investor pursuant to an acquisition.

(18)	In March 2002, we issued a warrant for the purchase of 25,253 shares of our common stock to our lenders at an exercise price of $3.96 per share.

(19)	In April 2002, we issued 2,200 shares of our common stock for an aggregate purchase price of $60.58 upon exercise of warrants.

(20)	In April 2002, we issued 2,196 shares of our common stock for an aggregate purchase price of $66 upon the exercise of stock options.

(21)	In July 2002, we issued 730,023 shares of our series D-4 stock to accredited investors at a purchase price of $5.21 per share for aggregate consideration of $3,800,000.

(22)	In July 2002, we issued a warrant for the purchase of 81,048 shares of our common stock to our lenders at an exercise price of $0.03 per share, such amounts shall be increased if we do not consummate an initial public offering prior to June 30, 2003.

(23)	In August 2002, we issued 34,154 shares of our common stock for an aggregate purchase price of $1,025 upon exercise of warrants.

(24)	In September 2002, we issued a warrant to purchase 3,846 shares of our common stock to one of our lenders at an exercise price of $15.60 per share.

(25)	In November 2002, we issued 70,437 shares of our series C stock for an aggregate purchase price of $73,212 upon exercise of warrants.

(26)	In November 2002, we issued 60,503 shares of our series D stock for an aggregate purchase price of $605 upon exercise of warrants.

(27)	In January 2003, we issued a warrant to purchase 8,334 shares of our common stock to a consulting firm at an exercise price of $14.04 per share.

(28)	In April 2003, we issued a warrant to purchase 33,334 shares of our common stock to a consulting firm at an exercise price of $14.04 per share.

(29)	In May 2003, we issued we issued 672,389 shares of our series D-5 stock to an accredited investor pursuant to an acquisition.

(30)	In June 2003, we issued 8,708,678 shares of our series E stock, warrants to purchase 1,741,935 shares of our series E stock and warrants to purchase 319,355 shares of common stock to accredited investors at a purchase price of $3.10 per unit for aggregate consideration of $27,000,001.80.

(31)	In June 2003, we issued warrants to purchase 244,792 shares of our series E stock to accredited investors at an exercise price of $3.72 per share.

(32)	In June 2003, we issued warrants to purchase 17,459 shares of our common stock to accredited investors at an exercise price of $0.03 per share.

(33)	In June 2003, we issued warrants to purchase 26,161 shares of our common stock to accredited investors at an exercise price of $0.03 per share.

(34)	In June 2003, we issued warrants to purchase 44,877 shares of our common stock to accredited investors at an exercise price of $0.03 per share.

(35)	In June 2003, we issued warrants to purchase 12,605 shares of our common stock to accredited investors at an exercise price of $0.03 per share.

(36)	In July 2003, we issued 264,495 shares of our common stock for an aggregate purchase price of $342,841 upon the exercise of stock options.

(37)	In August 2003, we issued a warrant to purchase 8,334 shares of our common stock to a charitable organization at an exercise price of $5.88 per share.

(38)	In August 2003, we issued 10,000 shares of our common stock for an aggregate purchase price of $18,000 upon the exercise of stock options.

(39)	In September 2003, we issued a warrant to purchase 21,667 shares of our common stock to one of our marketers at an exercise price of $0.03 per share.

(40)	In September 2003, we issued 28,677 shares of our common stock for an aggregate purchase price of $860 upon the exercise of stock options.

(41)	In September 2003, we issued 376,344 shares of common stock to an accredited investor pursuant to one of our acquisitions.

(42)	In April 2004, we issued a warrant to purchase 21,667 shares of our common stock to one of our marketers at an exercise price of $0.03 per share.

(43)	In August 2003, we issued a warrant to purchase 12,699 shares of our common stock to one of our lenders at an exercise price of $9.45 per share. Subsequently, under the terms of the warrant, it automatically adjusted to become exercisable for 20,408 shares of our common stock at an exercise price of $5.88 per share.

(44)	Between December 30, 1999 and July 17, 2002, we granted options exercisable for an aggregate of 1,535,534 shares of our common stock at an exercise price of $7.80 per share.

(45)	Between August 3, 2000 and March 7, 2002, we granted options exercisable for an aggregate of 14,334 shares of our common stock at an exercise price of $7.56 per share.

(46)	Between December 19, 2001 and January 31, 2002, we granted options exercisable for an aggregate of 151,667 shares of our common stock at an exercise price of $3.90 per share.

(47)	Between December 30, 1999 and June 6, 2002, we granted options exercisable for an aggregate of 284,000 shares of our common stock at an exercise price of $3.12 per share.

(48)	Between December 30, 1999 and June 6, 2002, we granted options exercisable for an aggregate of 703,125 shares of our common stock at an exercise price of $1.80 per share.

(49)	Between December 30, 1999 and May 2, 2002, we granted options exercisable for an aggregate of 734,167 shares of our common stock at an exercise price of $0.60 per share.

(50)	In April 2000, we granted an option exercisable for 108,334 shares of our common stock at an exercise price of $0.012 per share.

(51)	Between September 17, 2002 and October 2, 2002, we granted options exercisable for 149,334 shares of our common stock at an exercise price of $15.60 per share.

(52)	Between November 13, 2002 and May 20, 2003, we granted options exercisable for 704,717 shares of our common stock at an exercise price of $14.04 per share.

(53)	Between August 1, 2003 and July 21, 2004, we granted options exercisable for 3,442,316 shares of our common stock at an exercise price of $5.88 per share.

16.    Exhibits and financial statement schedules

(a)    Exhibits

Exhibit Number	Description
1.1(a)	Form of Underwriting Agreement
3.1(b)	Tenth Amended and Restated Certificate of Incorporation of InPhonic dated June 12, 2003
3.1.1(a)	Form of Eleventh Amended and Restated Certificate of Incorporation of InPhonic (to be effective upon the completion of this offering)
3.1.1.1(b)	Certificate of Amendment to the Tenth Amended and Restated Certificate of Incorporation of InPhonic dated September 16, 2004
3.1.2(b)	Second Amended and Restated Bylaws of InPhonic dated August 7, 2001, as amended by Amendment No. 1 dated June 10, 2003
3.1.3(a)	Form of Third Amended and Restated Bylaws of InPhonic (to be effective upon the completion of this offering)
4.1(a)	Specimen stock certificate for shares of common stock of InPhonic
5.1(b)	Form of opinion of Gray Cary Ware & Freidenrich LLP, regarding legality of securities being registered
10.1(b)	Seventh Amended and Restated Investor Rights Agreement dated as of June 12, 2003 by and among InPhonic and the Investors listed therein
10.2(b)	Series D-4 Convertible Preferred Stock Purchase Agreement dated as of July 19, 2002 by and among InPhonic and the Purchasers listed therein
10.3(b)	Asset Purchase Agreement dated as of May 13, 2003 by and among InPhonic, Inc. and Avesair, Inc.
10.4(b)	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated as of June 12, 2003 by and among InPhonic and the Purchasers listed therein
10.5(b)

Third Amended and Restated Loan and Security Agreement dated as of August 7, 2003 by and between Comerica Bank-California, InPhonic and SimIpc Acquisition Corp., as amended by Joinder Agreement and First Amendment dated as of June 2, 2004

10.6(b)	Common Stock Purchase Warrant dated June 2, 2004 by and between InPhonic and Comerica Bank-California
10.7(b)	Form of Assignment of Invention, Nondisclosure and Noncompetition Agreement
10.8(b)	Employment Agreement dated as of February 4, 2000, by and between InPhonic and David A. Steinberg, as amended by Amendment No. 1 dated March 1, 2004 and Amendment No. 2 dated May 14, 2004
10.9(a)	Employment Agreement dated as of April 2, 2002, by and between InPhonic and Frank C. Bennett III
10.10(b)	Employment Agreement dated as of June 3, 2002 by and between InPhonic and Donald Charlton, as amended by Amendment No. 1 dated May 25, 2004
10.11(b)	Offer Letter dated as of January 16, 2004 by and between InPhonic and Lawrence S. Winkler
10.12(b)	Offer Letter dated as of March 19, 2004 by and between InPhonic and Richard D. Calder, Jr.
10.13(b)	Employment Agreement dated as of February 26, 2002 by and between InPhonic and Michael Ferzacca, as amended by Amendment No. 1 dated January 23, 2003
10.14(b)	1999 Amended and Restated Stock Incentive Plan
10.15(b)	Lease dated as of February 26, 2001 by and between Rouse Commercial Properties, LLC, Rouse Office Management, LLC and InPhonic, as amended by First Amendment to Lease, dated May 29, 2002
10.16(b)	Lease Agreement dated April 29, 2003 by and between Waterfront Center Limited Partnership and InPhonic, as amended by Addendum No. 1, dated September 9, 2003 and Addendum No. 2, dated May 14, 2004

Exhibit Number	Description

10.17(b)(c)	Premier I-Dealer Agreement dated March 1, 2001 by and between T-Mobile USA, Inc., and its subsidiaries and affiliates and InPhonic and its affiliates and related entities, as amended

10.18(b)(c)	Private Label PCS Services Agreement dated as of August 2, 2002 by and between Sprint Spectrum L.P. and Star Number, Inc., as amended

21.1(b)	Subsidiaries of InPhonic

23.1	Consent of KPMG LLP

23.1.1	Consent of KPMG LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3(b)	Consent of Gray Cary Ware & Freidenrich LLP (included as part of Exhibit 5.1 hereto)

24.1(b)	Power of Attorney (see page II-8 of the original filing of this Registration Statement)

(a)	To be filed by amendment.
(b)	Previously filed.
(c)	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.

(b)    Financial Statement Schedules:

Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or the notes thereto.

17.    UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of its Charter or Bylaws or the Delaware general corporation law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on the 15th day of October, 2004.

INPHONIC, INC.

By:	/s/ Walter W. Leach III
Walter W. Leach III
General Counsel

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on October 15, 2004:

Name	Title

/s/ David A. Steinberg* David A. Steinberg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Lawrence S. Winkler* Lawrence S. Winkler	Chief Financial Officer, Executive Vice President and Treasurer (Principal Accounting and Financial Officer)

/s/ Ira Brind* Ira Brind	Director

/s/ Robert Fox* Robert Fox	Director

/s/ Jay Hoag* Jay Hoag	Director

/s/ Jack Kemp* Jack Kemp	Director

/s/ Mark J. Levine* Mark J. Levine	Director

/s/ John Sculley* John Sculley	Director

/s/ Thomas Wheeler* Thomas Wheeler	Director

*	Signed pursuant to Power of Attorney previously filed.

By:	/s/ Walter W. Leach III
Walter W. Leach III
General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.1(a)	Form of Underwriting Agreement

3.1(b)	Tenth Amended and Restated Certificate of Incorporation of InPhonic dated June 12, 2003

3.1.1(a)	Form of Eleventh Amended and Restated Certificate of Incorporation of InPhonic (to be effective upon the completion of this offering)
3.1.1.1(b)	Certificate of Amendment to the Tenth Amended and Restated Certificate of Incorporation of InPhonic dated September 16, 2004

3.1.2(b)	Second Amended and Restated Bylaws of InPhonic dated August 7, 2001, as amended by Amendment No. 1 dated June 10, 2003

3.1.3(a)	Form of Third Amended and Restated Bylaws of InPhonic (to be effective upon the completion of this offering)

4.1(a)	Specimen stock certificate for shares of common stock of InPhonic

5.1(b)	Form of opinion of Gray Cary Ware & Freidenrich LLP, regarding legality of securities being registered

10.1(b)	Seventh Amended and Restated Investor Rights Agreement dated as of June 12, 2003 by and among InPhonic and the Investors listed therein

10.2(b)	Series D-4 Convertible Preferred Stock Purchase Agreement dated as of July 19, 2002 by and among InPhonic and the Purchasers listed therein

10.3(b)	Asset Purchase Agreement dated as of May 13, 2003 by and among InPhonic, Inc. and Avesair, Inc.

10.4(b)	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated as of June 12, 2003 by and among InPhonic and the Purchasers listed therein

10.5(b)

Third Amended and Restated Loan and Security Agreement dated as of August 7, 2003 by and between Comerica Bank-California, InPhonic and SimIpc Acquisition Corp., as amended by Joinder Agreement and First Amendment dated as of June 2, 2004

10.6(b)	Common Stock Purchase Warrant dated June 2, 2004 by and between InPhonic and Comerica Bank-California

10.7(b)	Form of Assignment of Invention, Nondisclosure and Noncompetition Agreement

10.8(b)	Employment Agreement dated as of February 4, 2000, by and between InPhonic and David A. Steinberg, as amended by Amendment No. 1 dated March 1, 2004 and Amendment No. 2 dated May 14, 2004

10.9(a)	Employment Agreement dated as of April 2, 2002, by and between InPhonic and Frank C. Bennett III

10.10(b)	Employment Agreement dated as of June 3, 2002 by and between InPhonic and Donald Charlton, as amended by Amendment No. 1 dated May 25, 2004

10.11(b)	Offer Letter dated as of January 16, 2004 by and between InPhonic and Lawrence S. Winkler

10.12(b)	Offer Letter dated as of March 19, 2004 by and between InPhonic and Richard D. Calder, Jr.

10.13(b)	Employment Agreement dated as of February 26, 2002 by and between InPhonic and Michael Ferzacca, as amended by Amendment No. 1 dated January 23, 2003

10.14(b)	1999 Amended and Restated Stock Incentive Plan

10.15(b)	Lease dated as of February 26, 2001 by and between Rouse Commercial Properties, LLC, Rouse Office Management, LLC and InPhonic, as amended by First Amendment to Lease, dated May 29, 2002

Exhibit Number	Description

10.16(b)	Lease Agreement dated April 29, 2003 by and between Waterfront Center Limited Partnership and InPhonic, as amended by Addendum No. 1, dated September 9, 2003 and Addendum No. 2, dated May 14, 2004

10.17(b)(c)	Premier I-Dealer Agreement dated March 1, 2001 by and between T-Mobile USA, Inc., and its subsidiaries and affiliates and InPhonic and its affiliates and related entities, as amended

10.18(b)(c)	Private Label PCS Services Agreement dated as of August 2, 2002 by and between Sprint Spectrum L.P. and Star Number, Inc., as amended

21.1(b)	Subsidiaries of InPhonic

23.1	Consent of KPMG LLP

23.1.1	Consent of KPMG LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3(b)	Consent of Gray Cary Ware & Freidenrich LLP (included as part of Exhibit 5.1 hereto)

24.1(b)	Power of Attorney (see page II-8 of the original filing of this Registration Statement)

(a)	To be filed by amendment.
(b)	Previously filed.
(c)	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.